GROWING
ICONIC RESTAURANT BRANDS
GLOBALLY

Yum! Brands 2024 Annual Report











KFC
Hello
Pizza Hut
FULL CHEESE
TACO BELL
8340
Habit
BURGER & GRILL

Yum! KFC Pizza Hut TACO BELL Habit BURGER & GRILL

GROWING ICONIC RESTAURANT BRANDS GLOBALLY

FINANCIAL HIGHLIGHTS

(In millions, except for per share amounts)

Year-end	2024	2023	% B/(W) change
Company sales	$2,552	$2,142	19
Franchise and property revenues	3,295	3,247	1
Franchise contributions for advertising and other services	1,702	1,687	1
Total revenues	$7,549	$7,076	7
Operating Profit	$2,403	$2,318	4
Net Income	$1,486	$1,597	(7)
Reported Diluted Earnings Per Common Share	$5.22	$5.59	(7)
Special Items Diluted Earnings Per Common Share[a]	(0.26)	0.42	NM
Diluted Earnings Per Common Share before Special Items[a]	$5.48	$5.17	6
Net Cash Provided by Operating Activities	$1,689	$1,603	5

(a) See our 2024 Form 10-K for further discussion of Special Items.

ABOUT THE PAPER USED FOR THIS REPORT



The inks used in the printing of this report contain an average of 25% - 35% vegetable oils from plant derivatives, a renewable resource. They replace petroleum based inks as an effort to also reduce volatile organic compounds (VOCs).

The cover and full color insert in this report were printed on coated paper using material from well managed-FSC® (COC)-certified forests, 10% recycled materials and other controlled sources. The uncoated paper being used comes from well managed-FSC® (COC)-certified forests and other controlled sources.



investors.yum.com/annualreport

Growing Iconic Restaurant Brands Globally



   

David Gibbs
Chief Executive Officer
Yum! Brands, Inc.

Dear fellow stakeholders:

At Yum! Brands, we have a mission to grow iconic restaurant brands globally through our **Recipe for Good Growth strategy**. As the world's largest restaurant company, our diversified international system includes approximately 1,500 franchisees who are the primary operators of our more than 61,000 restaurants in over 155 countries and territories. Our four brands delight millions of consumers daily with craveable food and memorable experiences. We and our franchisees are proud of the meaningful careers we provide and the investments we make to unlock opportunities for team members and for the communities we serve.

Yum!'s **Recipe for Good Growth** strategy is built on the belief that lasting growth and brand relevance come from being inclusive, sustainable and responsive to the evolving needs of employees, franchisees and stakeholders. Our success is driven by our unrivaled culture and talent — key ingredients in building brands that are not only **loved** and **trusted**, but also deeply **connected**, to the communities they serve. This foundation ensures sustainable results, driving same-store sales growth and supporting net-new unit expansion.

Loved
Delight consumers with craveable food and a distinctive experience
Trusted
Operate responsibly with care, consistency and efficiency in our restaurants, across our system and in our communities
Connected
Use our teamwork, technology and global scale to serve every consumer, everywhere, anytime

Highlights from 2024: This was an incredible year for Yum! as we surpassed 61,000 units globally, opening a new restaurant every two hours for the fourth consecutive year. The advantages of our franchise business model shone through as we delivered 9% Core Operating Profit growth for the full year despite industry-wide headwinds. In 2024, we generated more than $30 billion in digital sales with over 50% of our system sales coming through digital channels. We continued to make progress scaling our proprietary digital and technology platforms across our global system.

Recently we introduced Byte by Yum!, a comprehensive collection of proprietary Software as a Service AI-driven products that will enable our restaurants across the world to delight consumers, streamline operations and empower teams. By integrating our technology systems into a single end-to-end platform with a unified global team, we can rapidly scale Byte by Yum! across our system. In fact, KFC U.S., Pizza Hut U.S. and Taco Bell U.S. all currently operate on our Byte digital ordering platform, and 25,000 Yum! restaurants across the world are using at least one Byte by Yum! product.

To bring these accomplishments to life, let me share specific highlights across our Loved, Trusted and Connected strategic drivers:

LOVED

Starting with our Loved pillar and our brands that champion consumer experiences, **KFC** celebrated another record-breaking year of development, opening nearly 2,900 restaurants and surpassing 30,000 locations worldwide. Growth remained expansive, with 97 markets opening new stores. Late in the year, Saucy was introduced, a new test concept in Orlando, Florida, focused on bold flavors and boneless chicken and aimed at appealing to the next generation of chicken lovers. As KFC continues its global expansion, the brand remains dedicated to deepening its market presence, introducing innovative product offerings and elevating value for consumers worldwide.

Taco Bell is truly a Category of One for Everyone and believes every person deserves to Live Más. Taco Bell delivered outstanding growth by embracing its signature Taco Bell Magic Formula: Brand Buzz, Dominate Value, More Occasions and More Digital. Early in the year, the launch of the Cravings Value Menu – featuring 10 crave-worthy items under $3 – provided guests with satisfying, meal-sized value. Expanding into Más Occasions, Taco Bell introduced the Cantina Chicken platform.

Pizza Hut is focused on connecting people through the joy of pizza, delivering a craveable, reliable and fun experience every time. Around the world, our markets are seeing strong results from combining bold menu innovation with compelling value offerings, driving increased consumer visits and brand engagement.

Drawing inspiration from the vibrant spirit of Southern California, **Habit Burger & Grill** is dedicated to delivering fresh, high-quality food and warm hospitality at affordable prices with its made-to-order chargrilled burgers cooked over an open flame and handcrafted sandwiches. 2024 was a standout year for the brand, earning the title of No. 1 Burger in America by USA Today and No. 1 Grilled Chicken Sandwich by Daily Meal. These prestigious accolades fueled momentum, brand awareness and topline growth. Operational excellence remains a top priority, with labor productivity initiatives delivering a 150-basis-point improvement in margins year over year.

TRUSTED

We remain committed to fostering trust with our consumers, communities and partners through social responsibility, risk management and sustainable stewardship. These priorities are at the center of how we are building a resilient business. By focusing on **People**, we and our franchisees are creating tens of thousands of jobs worldwide each year and have created skill-building and training programs for those who need it most. As recognition of our people development, Yum! was recently included on TIME's list of its 2025 Best Companies for Future Leaders. At the end of 2024, Yum! had invested more than $75 million since 2020 in 38 community impact programs across 13 countries, driving life-changing outcomes for more than 200,000 people.

Our commitment to serving **Food** that people trust means we carefully select the ingredients used and work to ensure suppliers responsibly raise the animals and agricultural products we source. The brands continue to offer balanced choices on menus to meet shifting consumer trends, which includes providing clean labels, vegetarian and plant-based items, and local sourcing. In 2024, Yum! joined a collective of 25 other organizations, representing 40% of global poultry meat production, in endorsing the Antimicrobial Use Stewardship Principles in poultry.

When it comes to the **Planet**, we are thoughtful about the way we build, operate and power our restaurants around the world and are always working to reduce the environmental impact of our supply chain. One way we put this commitment into action is by exploring innovative solutions for sustainable packaging. For example, KFC, Taco Bell and Habit Burger & Grill participated in the first city-wide reusable cup program in the U.S. to better understand the viability of reusables and to help inform future packaging decisions. Additionally, KFC restaurants across Europe, Asia and Latin America are adding solar panels to their rooftops and now have them on every continent where the brand operates. Taco Bell partnered with the National Fish and Wildlife Foundation to support grassland conservation and improve river water quality, reinforcing its commitment to the environment and creating a more sustainable future for the beef industry. Pizza Hut's multiyear cattle feed pilot in the U.S. achieved a 10% reduction in on-farm emissions from the milk used in its cheese. Similar initiatives have also launched in New Zealand and the U.K., reinforcing the brand's commitment to responsible sourcing and environmental stewardship. At Habit Burger & Grill, the brand continues to incorporate sustainability across its restaurants, including the use of ENERGY STAR and Green Guard-certified machines.

CONNECTED

Moving to our Connected pillar, we are advancing our ability to serve every consumer, everywhere, at any time. KFC digital system sales had impressive momentum, growing 16% year over year, pushing the digital sales mix over 50% for the first time. The accelerated rollout of kiosks in international markets was a key driver of this success, providing convenience and efficiency for consumers. Enhancements to the Taco Bell app and loyalty program, including the rollout of ConnectMe to allow guests to check in at the drive-thru to earn loyalty rewards, drove a remarkable 34% increase in digital sales year over year. The launch of the Decades Menu sparked nostalgic joy across generations of fans, leading to an all-time high in consumer excitement. At Pizza Hut U.S., the brand unveiled an innovative restaurant design inspired by digital-first formats that originated in our international markets. Additionally, Pizza Hut U.S. migrated to the Byte Kitchen & Delivery platform, driving significant improvements in retention rates and consumer experiences, including up to a five-minute reduction in delivery times and a 7% increase in overall consumer satisfaction. Lastly, at Habit Burger & Grill, the adoption of kiosks contributed to a 9% increase in digital sales mix.

In closing, our investments involving technology, innovation and operational effectiveness are making us more agile and resilient, strengthening our business. Every day we are driven by our mission to build iconic restaurant brands that consumers love and are united through teamwork and technology, while earning trust of everyone in the markets we serve. We are privileged to steward a portfolio of globally recognized brands operated by best-in-class franchisees, all which fuel long-term growth and compounding shareholder value. Thank you to our shareholders, franchisees, consumers and Yum! family for your continued support.

David Gibbs, Yum! CEO


   

YUM! Brands, Inc,
1441 Gardiner Lane
Louisville, Kentucky 40213

April 4, 2025

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2025 Annual Meeting of Shareholders of YUM! Brands, Inc. The Annual Meeting will be held Thursday, May 15, 2025, at 9:00 a.m., central time, via live webcast at www.virtualshareholdermeeting.com/YUM2025.

Once again, we encourage you to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, lowers the costs of delivery and helps reduce environmental impact.

Your vote is important. We encourage you to vote promptly whether or not you plan to attend the meeting. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting prior to the meeting are contained on the notice or proxy card.

Whether or not you plan to attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,



David Gibbs
Chief Executive Officer



Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 15, 2025—this notice, the proxy statement and the Annual Report on Form 10-K are available at https://investors.yum.com/financial-information/annual-reports/.

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Thursday, May 15, 2025 9:00 a.m. (CDT)

Virtual Meeting via live webcast at www.virtualshareholdermeeting.com/YUM2025

Items of Business:

1 To elect twelve (12) directors to serve until the 2026 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.

2 To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2025.

3 To consider and hold an advisory vote on executive compensation.

4 To approve the Company's 2025 Long Term Incentive Plan.

5 To consider and vote on three (3) shareholder proposals, if properly presented at the meeting.

6 To transact such other business as may properly come before the meeting.

Proxy Statement

Who Can Vote?:

You can vote if you were a shareholder of record as of the close of business on March 19, 2025.

Annual Report:

A copy of our 2024 Annual Report on Form 10-K is included with this proxy statement.

Website:

You may also read the Company’s Annual Report and this Notice and proxy statement on our website at *https://investors.yum.com/financial-information/annual-reports/*.

Date of Mailing:

This Notice, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 4, 2025.

By Order of the Board of Directors

Erika Burkhardt
Chief Legal Officer & Corporate Secretary

Your Vote is Important

Under securities exchange rules, brokers cannot vote on your behalf for the election of directors or on executive compensation related matters without your instructions. Whether or not you plan to attend the Annual Meeting, please provide your proxy by following the instructions on your Notice or proxy card. On or about April 4, 2025, we mailed to our shareholders a Notice containing instructions on how to access the proxy statement and our Annual Report and vote online.

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the Internet.

If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the Annual Meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

Table of Contents

Proxy Statement

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On
May 15, 2025

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Central Time), on Thursday, May 15, 2025 via live webcast at www.virtualshareholdermeeting.com/YUM2025.

This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.

Why am I receiving these materials?

The Board has made these materials available to you over the internet or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the 2025 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held virtually on Thursday, May 15, 2025 at 9:00 a.m. Central Time at the link set forth above. You will need the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials, Voter Instruction Form or your proxy card (see below). This solicitation is for proxies for use at the Annual Meeting or at any reconvened meeting after an adjournment or postponement of the Annual Meeting.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our Annual Report available to our shareholders electronically via the Internet. On or about April 4, 2025, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail you will not receive a printed copy of the proxy materials in the mail unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help lower the costs of delivery and reduce the Company's environmental impact.

Who may attend the Annual Meeting?

The Annual Meeting is open to all shareholders of record as of close of business on March 19, 2025, or their duly appointed proxies.

How do I attend the Virtual Annual Meeting?

You can attend the Annual Meeting, vote and submit a question during the Annual Meeting by visiting www.virtualshareholdermeeting.com/YUM2025 and using your 16-digit control number (included on your Notice Regarding the Availability of Proxy Materials, Proxy Card or Voter Instruction Form) to enter the meeting. Online access will begin at 8:45 a.m. Central Time, and we encourage you to access the meeting prior to the start time. The meeting webcast will begin promptly at 9:00 a.m. Central Time on May 15, 2025.

May shareholders ask questions?

Yes. Representatives of the Company will answer questions of general interest submitted by shareholders following the Annual Meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted. You may submit a question during the Annual Meeting by visiting www.virtualshareholdermeeting.com/YUM2025 and using your 16-digit control number to enter the meeting.

Questions will be answered as time allows.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 19, 2025. Each share of YUM common stock is entitled to one vote. As of March 19, 2025, YUM had approximately 278.5 million shares of common stock outstanding.

What am I voting on?

You will be voting on the following seven (7) items of business at the Annual Meeting:
- The election of twelve (12) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2025;
- An advisory vote on executive compensation;
- Approval of the Company's 2025 Long Term Incentive Plan; and
- Three (3) shareholder proposals.

We will also consider other business that properly comes before the meeting.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:
- **FOR** each of the nominees named in this proxy statement for election to the Board;
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors;
- **FOR** the proposal regarding an advisory vote on executive compensation;

- **FOR** the proposal regarding the Company's 2025 Long Term Incentive Plan; and
- **AGAINST** the shareholder proposals.

How do I vote before the Virtual Annual Meeting?

There are three ways to vote before the meeting:

- By Internet — If you have Internet access, we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone — by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail — If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you are a participant in the direct stock purchase and dividend reinvestment plan (ComputerShare CIP), as a registered shareholder, you will receive all proxy materials and may vote your shares according to the procedures outlined herein.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), the trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from you.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Time, on May 14, 2025. Proxies submitted by mail must be received prior to the meeting. Directions submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Time, on May 13, 2025.

Also, if you hold your shares in the name of a bank or broker, your ability to vote by the Internet or telephone depends on their voting processes. Please follow the directions on your notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers Internet and telephone voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares through the Internet at Broadridge's voting website *(www.proxyvote.com)* or *telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank*. Votes submitted through the Internet or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Time, on May 14, 2025.

Can I vote at the Virtual Annual Meeting?

Shares registered directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held through a broker or nominee may be voted in person only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Signing another proxy card with a later date and returning it to us prior to the Annual Meeting;
- Voting again through the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 14, 2025;
- Giving written notice to the Corporate Secretary of the Company prior to the Annual Meeting; or
- Voting again at the Annual Meeting.

Your virtual attendance at the Annual Meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Proxy Statement



Who will count the votes?

Representatives of Computershare, Inc. will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:

- **FOR** the election of the twelve (12) nominees for director named in this proxy statement (Item 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2025 (Item 2);
- **FOR** the proposal regarding an advisory vote on executive compensation (Item 3);
- **FOR** the proposal regarding the Company's 2025 Long Term Incentive Plan (Item 4); and
- **AGAINST** the shareholder proposals (Items 5-7).

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare, Inc., which may be reached at 1 (888) 439-4986 and internationally at 1 (781) 575-2879.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2025 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our Annual Meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How many votes must be present to hold the Virtual Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our Annual Meeting, a majority of the outstanding shares of YUM common stock, as of March 19, 2025, must be present or represented by proxy at the Annual Meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Abstentions and broker non-votes will not affect the outcome of the vote on directors. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at https://investors.yum.com/governance/governance-documents/ and under "What other significant Board practices does the Company have? — Majority Voting Policy" beginning at page 19.

How many votes are needed to approve the other proposals?

The other proposals must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the Annual Meeting. For each of these items, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the Annual Meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals

When will the Company announce the voting results?

The Company will announce the voting results of the Annual Meeting on a Current Report on Form 8-K filed within four business days of the Annual Meeting.

What if other matters are presented for consideration at the Annual Meeting?

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting, other than the proposals referred to in this Proxy Statement. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Proxy Statement

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors. The Board believes that good corporate governance is essential in achieving long-term business success and in fulfilling the Board's duties to shareholders. The Board believes that its governance practices are strategically aligned with management objectives and the interests of shareholders.

The corporate governance section of the Company's website makes available the Company's corporate governance materials, including the Corporate Governance Principles (the "Governance Principles"), the Company's Articles of Incorporation and Bylaws, the charters for each Board committee, the Company's Global Code of Conduct, the Company's Political Contributions and U.S. Government Advocacy Policy, and information about how to report concerns about the Company. To access these documents on the Company's website, please visit,
https://investors.yum.com/governance/governance-documents/.

GOVERNANCE HIGHLIGHTS

Corporate Governance	Shareholder Rights	Compensation
▪ 12 Director nominees ▪ 11 Independent nominees ▪ Directors with experience, qualification and skills across a wide range of public and private sector companies ▪ Board access to senior management and independent advisors ▪ Independent non-executive chair ▪ Independent board committees ▪ Executive sessions of independent directors at every regular board and committee meeting ▪ Comprehensive risk oversight by board and its committees ▪ Annual board and committee self-evaluations ▪ All directors attended at least 75% of meetings held ▪ YUM's Global Code of Conduct ▪ Political Contributions and U.S. Government Advocacy Policy ▪ Audit committee complaint procedures policy regarding accounting matters ▪ No hedging or pledging of company stock	▪ Annual election of Directors ▪ Majority voting of Directors ▪ Proxy access ▪ Structured process for shareholder communication with the Board ▪ Active shareholder engagement program	▪ Independent Management Planning and Development Committee ▪ Independent compensation consultant ▪ Executive compensation is highly performance-based to align with shareholder interests and promote company business strategy ▪ At-risk pay tied to performance ▪ Strong stock ownership guidelines ▪ No employment agreements for executive officers or guaranteed bonuses ▪ Compensation Recovery Policy (Clawback) applies to equity and bonus awards ▪ Double trigger vesting upon change in control ▪ No excise tax gross up

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 12 directors whose terms expire at this Annual Meeting. The average director tenure is 8 years, with our longest- and shortest-tenured directors having served for 19 years (Mr. Nelson) and for 2 years (Mr. Biggs and Ms. Doniz), respectively.

As discussed in more detail later in this section, the Board has determined that 11 of the 12 individuals standing for election are independent under the rules of the New York Stock Exchange ("NYSE"). The director tenure of the 12 individuals standing for election is reflected in the following chart:



DIRECTOR TENURE		
0-5 Years	6-9 Years	10+ Years

How often did the Board meet in 2024?

The Board of Directors met 5 times during 2024. Each of the directors who served in 2024 attended at least 75% of the meetings of the Board and the committees of which he or she was a member and that were held during the period he or she served as a director.

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board of Directors' policy is that all directors should attend the Annual Meeting, and all persons then serving as directors attended the 2024 Annual Meeting.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time.

In accordance with the Governance Principles, our Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and are selected based upon contributions they can make to the Board and management. The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any.

In connection with this evaluation, it is expected that each member of the Nominating and Governance Committee will interview the prospective nominee before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

The Company's strategic vision is grounded in our "Recipe for Good Growth" strategy, which includes four growth drivers intended to accelerate same-store sales growth and net-new restaurant development at KFC, Pizza Hut, Taco Bell and Habit Burger & Grill around the world. The Company remains focused on building the world's most loved, trusted and most connected restaurant brands by:

- Growing *Unrivaled Culture and Talent* to leverage our culture and people capability to fuel brand performance and franchise success;
- Developing *Unmatched Operating Capability*, by recruiting and equipping the best restaurant operators in the world to deliver great customer experiences;
- Building *Relevant, Easy and Distinctive Brands*, by innovating and elevating iconic restaurant brands people trust and champion; and
- Achieving *Bold Restaurant Development* by driving market and franchise unit expansion with strong economics and value.

We look for director candidates who have the skills and experience necessary to help us achieve success with respect to the four growth drivers and the Company's implementation of its "Recipe for Good Growth" strategy, including our continued focus on growing iconic restaurant brands globally. As a result, the skills that our directors possess are thoroughly considered to ensure that they align with the Company's goals.

The following table describes key characteristics of the Company's "Recipe for Good Growth" strategy and indicates how the skills our Board collectively possesses positively impacts the growth drivers:



Growing Unrivaled Culture and Talent, by leveraging our culture and people capability to fuel brand performance and franchise success.	**Talent Development.** Experience building the knowledge, skills and abilities of employees and helping them develop and achieve their potential within an organization. **Leadership Experience.** Experience as executive officer level business leader who demonstrates strong abilities to motivate and manage others and to effectively manage organizations.
Developing Unmatched Operating Capability, by recruiting and equipping the best restaurant operators in the world to deliver great customer experiences.	**Industry/Operations.** Experience and understanding of operational and strategic issues facing large restaurant or consumer service driven companies.
Building Relevant, Easy and Distinctive Brands, by innovating and elevating iconic restaurant brands people trust and champion.	**Marketing/Brand Management.** Experience marketing and managing well-known brands or the types of products and experiences we sell. **Technology, Digital or Cybersecurity.** Experience in leadership and understanding of technology, digital platforms and new media, cybersecurity, and data analytics.
Achieving Bold Restaurant Development, by driving market and franchise unit expansion with strong economics.	**Global Experience.** Experience at multinational companies or in international markets, which provides useful business and cultural perspectives. **Finance.** Experience in public company management and financial stewardship.

Our "Recipe for Good Growth" strategy also provides a roadmap for growing the most loved, trusted and connected iconic brands globally. Guided by this strategy, we will strive to unlock potential in our people, grow sustainably and continue to serve delicious food that people trust.

We believe that each of our directors has met the guidelines set forth in the Governance Principles. As noted in the director biographies that follow in this section, our directors have experience, qualifications and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively. In addition to the information provided in the director biographies, our director nominees' qualifications, experiences and skills are summarized in the following matrix. This matrix is intended to provide a summary of our directors' qualifications and should not be considered to be a complete list of each nominee's strengths and contributions to the Board.

Experience/Background	Alves	Barr	Biggs	Connor	Cornell	Doniz	Domier	Gibbs	Graddick-Weir	Nelson	Skala	Young-Scrivner
Leadership Experience	●	●	●	●	●	●	●	●	●	●	●	●
Global Experience	●	●	●	●	●	●	●	●	●	●	●	●
Finance	●	●	●	●	●		●	●		●	●	
Industry/Operations			●	●	●	●			●	●	●	●
Marketing/Brand Management	●	●		●	●		●	●			●	●
Talent Development		●	●	●	●	●	●	●	●	●	●	●
Technology, Digital or Cybersecurity	●		●		●	●	●			●		●

Board Diversity Matrix

The table below summarizes certain self-identified demographic attributes of our current directors, to the extent disclosed to us by such directors.

		Alves	Barr	Biggs	Connor	Cornell	Doniz	Domier	Gibbs	Graddick-Weir	Nelson	Skala	Young-Scrivner
Demographic Background	Asian												●
	Black or African American	●								●			
	Hispanic or Latinx						●						
	White or Caucasian		●	●	●	●		●	●		●	●	
Gender Identity	Male	●	●	●	●	●			●		●	●	
	Female						●	●		●			●

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary, at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The recommendation must contain the information described on page 96.

Proxy Statement

Director Biographies



Age: 70

Independent

Favorite Yum! Brands Food:



Chicken Chalupas

Paget L. Alves | Director Since 2016

Background

Paget L. Alves is the current Chairman and Chief Executive Officer of Sorenson Communication, LLC, a global language services provider and a leader in communication solutions for Deaf and hard-of-hearing communities. Previously he served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider, from January 2012 to September 2013 after serving as President of that company's Business Markets Group beginning in 2009. Mr. Alves currently also serves on the Board of Synchrony Financial. He previously served as a Director of Assurant, Inc. and International Game Technology PLC.

Specific Qualifications, Experience, Skills and Expertise:

- Operating, finance and management experience, including as Chief Sales Officer of a wireless and wireline communications company
- Global sales experience
- Public company directorship and committee experience

Other Public Companies
- Synchrony Financial

Committees
- Audit, Chair



Age: 54

Independent

Favorite Yum! Brands Food:

7 Layer Burrito

Keith Barr | Director Since 2020

Background

Keith Barr was the Chief Executive Officer of InterContinental Hotels Group plc (IHG), a predominately franchised, global organization that includes brands such as InterContinental Hotels & Resorts, Holiday Inn Family and Crowne Plaza Hotels & Resorts from July 2017 until July 2023. He also served as Chief Commercial Officer of IHG from 2013 to July 2017 and prior to that, as Chief Executive Officer of IHG's Greater China business. Prior to this position, Mr. Barr served IHG in a number of senior positions in IHG's Americas and Asia, Middle East and Africa (AMEA) regions. Mr. Barr currently serves on the Board of MGM Resorts International.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chief Executive Officer of a franchised, global company
- Expertise in strategic planning, branding and corporate leadership

Other Public Companies
- MGM Resorts International

Committees
- Management Planning and Development

Proxy Statement



Age: 56

Independent

Favorite Yum! Brands Food:



Cantina Crispy Chicken Taco

M. Brett Biggs | Director Since 2023

Background

M. Brett Biggs is the former Executive Vice President and Chief Financial Officer for Walmart. Prior to that, Mr. Biggs served as Chief Financial Officer for Walmart International, Walmart U.S. and Sam's Club. He was also previously the Senior Vice President of International Strategy, Mergers and Acquisitions; Senior Vice President of Corporate Finance and Senior Vice President of Operations for Sam's Club. Before joining Walmart in 2000, Mr. Biggs held various mergers and acquisitions and corporate finance positions with Leggett & Platt, Phillips Petroleum Co. and Price Waterhouse. Mr. Biggs currently serves on the Board of Directors of Adobe, inc. and The Procter & Gamble Company. Mr. Biggs also serves as a Senior Advisor to Blackstone Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and global management experience, including as Chief Financial Officer
- Expertise in finance, strategic planning, global branding, franchising and corporate leadership
- Public company directorship and committee experience

Other Public Companies
- Adobe, Inc.
- The Proctor & Gamble Company

Committees
- Audit



Age: 69

Independent

Favorite Yum! Brands Food:



Chicken Pot Pie

Christopher M. Connor | Director Since 2017

Background

Christopher M. Connor served as Chairman and Chief Executive Officer of The Sherwin-Williams Company, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies, until 2016. Mr. Connor held a number of executive positions at Sherwin-Williams beginning in 1983. He served as Chief Executive Officer from 1999 to 2015 and Chairman from 2000 to 2016. Mr. Connor currently serves on the board of International Paper Company. Mr. Connor previously served as a Director of Eaton Corporation, plc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chairman and CEO of a Fortune 500 company
- Expertise in marketing, human resources, talent development, public company executive compensation, planning and operational and financial processes
- Public company directorship and committee experience

Other Public Companies
- International Paper Company

Committees
- Management Planning and Development, Chair

Proxy Statement

11



Brian C. Cornell | Director Since 2015

Age: 66

Independent, Non-Executive Chairperson

Favorite Yum! Brands Food:



Classic Bean Burrito

Background

Brian C. Cornell joined the YUM Board in 2015 and has served as Non-Executive Chairperson since November 2018. Mr. Cornell is Chairperson and Chief Executive Officer of Target Corporation, a general merchandise retailer. He has held this position since August 2014. Mr. Cornell served as the Chief Executive Officer of PepsiCo Americas Foods, a division of PepsiCo, Inc. from March 2012 to July 2014. From April 2009 to January 2012, Mr. Cornell served as the Chief Executive Officer and President of Sam's Club, a division of Wal-Mart Stores, Inc. and as an Executive Vice President of Wal-Mart Stores, Inc. He has been a Director of Target Corporation since 2014. He has previously served as a Director of Home Depot, OfficeMax, Polaris Industries Inc., Centerplate, Inc. and Kirin-Tropicana, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chairperson and Chief Executive Officer of a merchandise retailer
- Expertise in strategic planning, retail business, branding and corporate leadership
- Public company directorship experience and committee experience

Other Public Companies
- Target Corporation

Committees
- Management Planning and Development
- Nominating and Governance



Proxy Statement

Tanya L. Domier | Director Since 2018

Age: 59

Independent

Favorite Yum! Brands Food:



Thin Veggie Lovers Pizza

Background

Tanya L. Domier retired as Chief Executive Officer and Chairperson of Advantage Solutions, Inc., a North American provider of outsourced sales, marketing and business solutions in April 2022. In April 2023 she founded an advisory services company focused on private equity portfolio companies. Prior to serving as Advantage Solutions' CEO, Ms. Domier served as its President and Chief Operating Officer from 2010 to 2013. Ms. Domier joined Advantage Solutions in 1990 from the J.M. Smucker Company and has held a number of executive level roles in sales, marketing and promotions. Ms. Domier currently serves on the board of Little Leaf Farms and is a member of the compensation committee. Ms. Domier also previously served as a Director of Nordstrom, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience as Chief Executive Officer
- Expertise in strategic planning, finance, global commerce and corporate leadership
- Public company directorship and committee experience

Other Public Companies
- None

Committees
- Audit

Susan Doniz | Director Since 2023



Age: 55

Independent

Favorite Yum! Brands Food:



Veggie Power Bowl

Background

Susan Doniz is the current Chief Information and Data Officer of The Walt Disney Company. Previously she was the Chief Information Officer and Senior Vice President of Information Technology & Data Analytics of The Boeing Company, a leading global aerospace company. Before joining Boeing in 2020, Ms. Doniz was the Group CIO of Qantas Airways and, prior to that, she served in digital transformation and IT leadership roles at SAP SE and Aimia, Inc. She also spent 17 years at The Procter & Gamble Company leading IT and analytics programs in support of sales, research and development and the supply chain. Ms. Doniz is a current adviser to the Center of Digital Transformation at the University of California, Irvine, Paul Merage School of Business. She also served as Vice Chair of the Digital Transformation Advisory Council of the International Air Transport Association, and is also a board member of multiple nonprofit organizations.

Specific Qualifications, Experience, Skills and Expertise:

- Technology and cybersecurity experience
- Operating and management experience

Other Public Companies
- None

Committees
- Audit

David W. Gibbs | Director Since 2019



Age: 62

Independent

Favorite Yum! Brands Food:



Award Winning Charburger

Background

David W. Gibbs is the current Chief Executive Officer of YUM. He has served in that position since January 2020. Prior to that, he served as President and Chief Operating Officer from August 2019 to December 2019, as President, Chief Operating Officer and Chief Financial Officer from January 2019 to August 2019 and as President and Chief Financial Officer from May 2016 to December 2018. Previously, Mr. Gibbs served as the Chief Executive Officer of the Company's Pizza Hut Division from January 2015 until April 2016 and was its President from January 2014 through December 2014. Mr. Gibbs served as a director of Sally Beauty Holdings from March 2016 until January 2020. Mr. Gibbs has served as a director of Under Armour, Inc. since September 2021.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and global management experience, including as Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Company
- Expertise in finance, strategic planning, global branding, franchising and corporate leadership
- Public company directorship and committee experience

Other Public Companies
- Under Armour, Inc.

Committees
- None

Proxy Statement

13





Age: 70

Independent

Favorite Yum! Brands Food:

Hot Wings

Mirian M. Graddick-Weir | Director Since 2012

Background

Mirian M. Graddick-Weir retired as Executive Vice President of Human Resources for Merck & Co., Inc., a pharmaceutical company, in November 2018. She had held that position since 2008. From 2006 until 2008, she was Senior Vice President of Human Resources of Merck & Co., Inc. Prior to this position, she served as Executive Vice President of Human Resources of AT&T Corp. from 2001 to 2006. Ms. Graddick-Weir has served as a director of Booking Holdings, Inc. since June 2018.

Specific Qualifications, Experience, Skills and Expertise:

- Management experience, including as Executive Vice President of human resources for a pharmaceutical company
- Expertise in global human resources, corporate governance and public company compensation
- Public company directorship and committee experience

Other Public Companies
- Booking Holdings, Inc.

Committees
- Management Planning and Development
- Nominating and Governance, Chair



Age: 62

Independent

Favorite Yum! Brands Food:

Pepperoni Lover's Pizza

Thomas C. Nelson | Director Since 2006

Background

Thomas C. Nelson is President and Chief Executive Officer of National Gypsum Company, a building products manufacturer. He has held this position since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and was a White House Fellow. Mr. Nelson previously served as a director of Atrium Health and the Federal Reserve Bank of Richmond.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and management experience, including as President and Chief Executive Officer of a building products manufacturer
- Senior government experience as Assistant to the Secretary of the United States Defense Department and as a White House Fellow
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience

Other Public Companies
- None

Committees
- Management Planning and Development
- Nominating and Governance



Age: 65

Independent

**Favorite Yum!
Brands Food:**



KFC Bucket of
Original Recipe

P. Justin Skala | Director Since 2016

Background

P. Justin Skala is the current Chief Executive Officer of ZO Skin Health and was appointed to that role in March 2024. Previously he was the Executive Chairman of Standard Building Solutions. Prior to his time at Standard, Mr. Skala was the CEO of the BMI Group, having previously spent 37 years with the Colgate-Palmolive Company serving as Executive Vice-President, Chief Growth and Strategy Officer and Chief Operating Officer from 2016-2019. He was responsible for the company's Global Sustainability program from 2013-2019 in addition to his day to day operating roles. From 2013-2016 he was President of Colgate North America and from 2010-2013 President of Colgate Latin America. From 2007-2010 he was President of Colgate – Asia.

Specific Qualifications, Experience, Skills and Expertise:

- Global operating and management experience, including as Chief Executive Officer at a large international manufacturer and as President of major divisions of a consumer products company
- Expertise in branding, marketing, finance, sales, strategic planning and international business development

Other Public Companies
- None

Committees
- Nominating and Governance



Age: 56

Independent

**Favorite Yum!
Brands Food:**



KFC Spicy Chicken
Sandwich

Annie Young-Scrivner | Director Since 2020

Background

Annie Young-Scrivner served as the Chief Executive Officer of Wella Company, the parent of beauty brands, including Clairol and OPI, until January 2025. Ms. Young-Scrivner was also previously the Chief Executive Officer of Godiva Chocolatier, Inc., a manufacturer of Belgian chocolates. Prior to joining Godiva in August, 2017, Ms. Young-Scrivner was Executive Vice President, Global Digital & Loyalty Development with Starbucks Corporation from 2015 until her departure in April 2017. At Starbucks, Ms. Young-Scrivner also served as President, Teavana & Executive Vice President of Global Tea from 2014 to 2015, Global Chief Marketing Officer & President of Tazo Tea from 2009 to 2012, and President of Starbucks Canada from 2012 to 2014. Prior to joining Starbucks, Ms. Young-Scrivner held senior leadership positions at PepsiCo, Inc. in sales, marketing and general management, including her role as Region President of PepsiCo Foods Greater China from 2006 to 2008. She has previously served as a director of Tiffany & Co. and Macy's, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chief Executive Officer of consumer goods company
- Public company directorship and committee experience

Other Public Companies
- None

Committees
- Audit

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2026 Annual Meeting of Shareholders and until their respective successors have been elected and qualified.

Proxy Statement

Director Compensation

How are directors compensated?

Employee Directors	Employee directors do not receive additional compensation for serving on the Board of Directors.
Non-Employee Directors Annual Compensation	The annual compensation for each non-employee Director is summarized in the table below. For 2024, each non-employee Director received an annual stock grant retainer with a fair market value of $280,000. Directors may request to receive up to one-half of their stock retainer in cash. The request must be submitted to the Chair of the Management Planning and Development Committee. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years.
Chairperson of the Board and Committee Chairperson Retainers	In recognition of their added duties, the Chairperson of the Board (Mr. Cornell in 2024) receives an additional $170,000 stock retainer annually, and the Chairs of the Audit Committee (Mr. Alves in 2024), Management Planning and Development Committee (Mr. Connor in 2024) and the Nominating and Governance Committee (Ms. Graddick-Weir in 2024) receive an additional $30,000, $20,000 and $20,000 annual stock retainer, respectively. These committee chairperson retainers were paid in February of 2024.
Initial Stock Grant upon Joining Board	Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.
Matching Gifts	To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as members of YUM's executive team. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000.
Insurance	We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage was approximately $2 million. This is not included in the tables below as it is not considered compensation to the directors.

In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. The Board reviews each element of director compensation at least every two years.

In November 2024, the Management Planning and Development Committee of the Board ("Committee") benchmarked the Company's director compensation against director compensation from the Company's Executive Peer Group discussed at page 67. Data for this review was prepared for the Committee by its independent consultant, Meridian Compensation Partners LLC. This data revealed that the that the retainers paid to the Chairpersons of the Audit and Nominating and Governance Committee were generally consistent with market practice, while the Company's total director compensation was $10,000 below market median, the retainer paid to our Non-Executive Chairperson was $15,000 below market median and the Management Planning and Development Committee chair retainer was approximately $5,000 below market median. Based on this data and the modest differences between the Company's retainer amounts and market practice, the determination was made that changes to director and committee chair retainers were not necessary at this time.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option/SAR Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
Alves, Paget	—	310,000	—	—	310,000
Barr, Keith	—	280,000	—	10,000	290,000
Biggs, M. Brett	—	280,000	—	1,257	281,257
Connor, Christopher	—	300,000	—	—	300,000
Cornell, Brian	—	450,000	—		450,000
Domier, Tanya	—	280,000	—		280,000
Doniz, Susan	—	280,000	—	—	280,000
Graddick-Weir, Mirian	—	300,000	—	—	300,000
Nelson, Thomas	—	280,000	—	—	280,000
Skala, Justin	—	280,000	—	—	280,000
Young-Scrivner, Annie	—	280,000	—	—	280,000

(1) Amounts in column (c) represent the grant date fair value for annual stock retainer awards, Committee Chairperson retainer awards, and Non-Executive Chairperson awards granted to directors in 2024. Where applicable, retainer awards for new directors are pro-rated for partial years of service.

(2) At December 31, 2024, the aggregate number of stock appreciation rights ("SARs") awards outstanding for each non-employee director was:

Name	SARs
Alves, Paget	—
Barr, Keith	—
Biggs, M. Brett	—
Connor, Christopher	—
Cornell, Brian	6,491
Domier, Tanya	—
Doniz, Susan	—
Graddick-Weir, Mirian	6,195
Nelson, Thomas	6,195
Skala, Justin	4,646
Young-Scrivner, Annie	—

(3) Amounts in this column represent charitable matching gifts except for with respect to Mr. Biggs, for whom these amounts represent personal use of corporate aircraft.

What are the Company's policies and procedures with respect to related person transactions?

Under the Company's policies and procedures for the review of related person transactions the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Nominating and Governance Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

Proxy Statement

After its review, the Nominating and Governance Committee may approve the transaction. The related person transaction policies and procedures provide that certain transactions are deemed to be pre-approved, even though they exceed $100,000. Pre-approved transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that other company's total revenues and the related person is not an executive officer of that other company.

Does the Company require stock ownership by directors?

The Board believes that the number of shares of the Company's common stock owned by each non-management director is a personal decision; however, the Board strongly supports the position that non-management directors should own a meaningful number of shares in the Company and expects that each non-management director will (i) own Company common shares with a value of at least five times the annual Board retainer; (ii) accumulate those shares during the first five years of the director's service on the Board; and (iii) hold these shares at least until the director departs the Board. Each director may sell enough shares to pay taxes in connection with the receipt of his or her retainer or the exercise of stock appreciation rights and the ownership guideline will be adjusted to reflect the sale to pay taxes.

How much YUM stock do the directors own?

Stock ownership information for each director is shown in the table on page 50.

Does the Company have stock ownership guidelines for executives and senior management?

The Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 69.

The Company has maintained an ownership culture among its executive and senior managers since its formation. Substantially all executive officers and members of senior management hold stock well in excess of the guidelines.

Has the Company adopted policies and procedures designed to promote compliance with insider trading laws?

The Company's insider trading policies ("Insider Trading Policies") govern the purchase, sale, and/or other dispositions of the Company's securities by directors and employees (including executive officers). These policies are designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. Although we do not have a formal insider trading policy applicable to the Company, we have established procedures intended to ensure that we do not repurchase shares of our common stock while the Company is in possession of material nonpublic information, except for repurchases conducted in compliance with Rule 10b5-1. The full text of our Insider Trading Policies were filed as Exhibits 19.1 - 19.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

How Can Shareholders Nominate for the Board?

Director nominations for inclusion in YUM's proxy materials (Proxy Access). Our bylaws permit a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of YUM stock representing an aggregate of at least 3% of our outstanding shares, to nominate and include in YUM's proxy materials director nominees constituting up to 20% of YUM's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in YUM's bylaws. Notice of proxy access director nominees for the 2026 Annual Meeting of Shareholders must be received by us no earlier than November 5, 2025, and no later than December 5, 2025.

Director nominations to be brought before the 2026 Annual Meeting of Shareholders. Director nominations that a shareholder intends to present at the 2026 Annual Meeting of Shareholders, other than through the proxy access procedures described above, must have been received no later than February 14, 2026. These nominations must be submitted by a shareholder in accordance with the requirements specified in YUM's bylaws.

Where to send director nominations for the 2026 Annual Meeting of Shareholders. Director nominations brought by shareholders must be delivered to YUM's Corporate Secretary by mail at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 and received by YUM's Corporate Secretary by the dates set forth above.

What is the Board's leadership structure?

In November 2018, Brian C. Cornell assumed the position of Non-Executive Chairperson of the Board. Applying our Corporate Governance Principles, the Board determined that based on Mr. Cornell's independence, it would not appoint a Lead Director when Mr. Cornell became Non-Executive Chairperson.

The Nominating and Governance Committee annually reviews the Board's leadership structure and evaluates the performance and effectiveness of the Board of Directors. The Board retains the authority to modify its leadership structure in order to stay current with our Company's circumstances and advance the best interests of the Company and its shareholders as and when appropriate. The Board's annual self-evaluation includes questions regarding the Board's opportunities for open communication and the effectiveness of executive sessions.

The Company's Governance Principles provide that the Chief Executive Officer ("CEO") may serve as Chairperson of the Board. These Principles also provide for an independent Lead Director when the CEO is serving as Chairperson. Our CEO does not serve as Chairperson. Our Board believes that Board independence and oversight of management are effectively maintained through a strong independent Chairperson or Lead Director and through the Board's composition, committee system and policy of having regular executive sessions of non-employee directors, all of which are discussed below. As Non-Executive Chairperson, Mr. Cornell is responsible for supporting the CEO on corporate strategy along with leadership development. Mr. Cornell also works with the CEO in setting the agenda and schedule for meetings of the Board, in addition to performing the duties that would otherwise be performed by a Lead Director, as described below.

As CEO, Mr. Gibbs is responsible for leading the Company's strategies, organization design, people development and culture, and for providing the day-to-day leadership over operations.

To ensure effective independent oversight, the Board has adopted a number of governance practices discussed below.

What are the Company's governance policies and ethical guidelines?

- **Board Committee Charters.** The Audit, Management Planning and Development, and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance. These charters comply with the requirements of the NYSE. Each charter is available on the Company's website at *https://investors.YUM.com/governance/committee-composition-and-charters/.*
- **Governance Principles.** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines are available on the Company's website at *https://investors.YUM.com/governance/governance-documents/.*
- **Ethical Guidelines.** YUM's Global Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report misconduct, ethical or accounting concerns, or other violations of the Code of Conduct in a confidential manner. The Code of Conduct applies to the Board of Directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's website at *https://investors.YUM.com/governance/governance-documents/.* The Company intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this website.

What other significant Board practices does the Company have?

- **Private Executive Sessions.** Our non-management directors meet in executive session at each regular Board meeting. The executive sessions are attended only by the non-management directors and are presided over by the Lead Director or our Non-Executive Chairperson, as applicable. Our independent directors meet in executive session at least once per year.

▪ **Role of Lead Director.** Our Governance Principles require the election, by the independent directors, of a Lead Director when the CEO is also serving as Chairperson.

The Board currently does not have a Lead Director, and the duties of the Lead Director are fulfilled by Mr. Cornell as Non-Executive Chairperson. Since Mr. Cornell is independent, the Board determined that it would not appoint a separate Lead Director upon Mr. Cornell's appointment as Non-Executive Chairperson.

The Lead Director position is structured so that one independent Board member is empowered with sufficient authority to ensure independent oversight of the Company and its management. The Lead Director position has no term limit and is subject only to annual approval by the independent members of the Board. Based upon the recommendation of the Nominating and Governance Committee, the Board has determined that the Lead Director, when appointed, is responsible for:

(a) Presiding at all executive sessions of the Board and any other meeting of the Board at which the Chairperson is not present, and advising the Chairperson and CEO of any decisions reached or suggestions made at any executive session,

(b) Approving in advance agendas and schedules for Board meetings and the information that is provided to directors,

(c) If requested by major shareholders, being available for consultations and direct communication,

(d) Serving as a liaison between the Chairperson and the independent directors, and

(e) Calling special meetings of the independent directors.

▪ **Advance Materials.** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.

▪ **Board and Committees' Evaluations.** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. As a part of this process, the Chairperson of the Board or the Chairperson of the Nominating and Governance Committee conduct personal interviews with each member of the Board, the results of which are summarized and discussed in an executive session. In addition, the Audit, Management Planning and Development and Nominating and Governance Committees also each conduct similar annual self-evaluations.

▪ **Majority Voting Policy.** Our Articles of Incorporation require majority voting for the election of directors in uncontested elections. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." The Company's Governance Principles further provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the Board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to management and to outside advisors?

▪ **Access to Management and Employees.** Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.

▪ **Access to Outside Advisors.** The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Management Planning and Development Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

What is the Board's role in risk oversight?

The Board maintains overall responsibility for overseeing the Company's risk management, including succession planning, food safety and digital/information security. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to each of its three standing Committees.

The Audit Committee engages in substantive discussions of risk management at its regular committee meetings held during the year. At these meetings, it discusses and reviews the Company's enterprise risk management program and key risks, including cybersecurity and technology risks, as well as risks relating to sustainable stewardship of food that is part of our Good priorities of the Yum! Recipe for Good Growth strategy, including food safety and supply chain risk. The Audit Committee receives functional risk review reports covering significant areas of risk from senior managers responsible for these functional areas, as well as receiving reports from the Chief Legal Officer and the Vice President, Internal Audit. Our Vice President, Internal Audit reports directly to the Chairman of the Audit Committee and our Chief Financial Officer ("CFO"). The Audit Committee also receives reports at each meeting regarding other legal and regulatory risks from management and meets in separate executive sessions with our independent auditors and our Vice President, Internal Audit. The Audit Committee provides a summary to the full Board at each regular Board meeting of the risk area reviewed together with any other risk related subjects discussed at the Audit Committee meeting.

The Management Planning and Development Committee oversees the stewardship of people under the Company's Recipe for Good Growth strategy. It considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board.

The Nominating & Governance Committee reviews the Company's commitment to grow sustainably by overseeing the sustainable stewardship of planet-related items under the Company's Good Growth Strategy. It considers risk relating to climate impact and operational waste and recycling, and it reports its conclusions to the full Board.

What is the Board's role in information security?

Information security and data privacy have been and remain of the utmost importance to the Company in light of the value we place on maintaining the trust and confidence of our consumers, employees and other stakeholders. The Company's information security and cybersecurity risk management processes are integrated into the Company's overall risk management processes. The Board of Directors has overall responsibility for the oversight of the Company's risk management and has delegated the oversight of specific risk-related responsibilities to certain Board committees. The Audit Committee oversees the Company's business and financial technology risk exposure, which includes data privacy and data protection, information security and cybersecurity, as well as the controls in place to monitor and mitigate these risks. At the management level, our cybersecurity program is led by our Chief Information Security Officer ("CISO"). Additionally, we have a formal data privacy management group made up of privacy professionals, operational experts and specialist legal counsel, which is overseen by our Chief Compliance Officer. Our CISO and Chief Digital and Technology Officer advise the Audit Committee at least four times a year, and the Board of Directors regularly, on our management and oversight of information security risks, including data privacy and data protection risks. The Audit Committee also receives periodic updates on data privacy from members of management within our data privacy group, in addition to the regular updates from our CISO. The Audit Committee provides a summary to the full Board at each regular Board meeting of the information security risk review, together with any other risk related subjects discussed at the Audit Committee meeting. Other aspects of our comprehensive information security and cybersecurity program include:

- Information security and privacy modules included in our mandatory onboarding and annual compliance training for restaurant support center employees, as well as targeted specialized training for any employees that routinely have access to personal data;
- Periodic testing, both by internal and external resources, of our information security defenses;
- Periodic phishing drills with all restaurant support center employees;
- Global security and privacy policies; and
- Table-top exercises with senior leaders covering ransomware and other third-party data security threats.

In addition, the Company maintains a cyber security risk insurance policy that provides coverage for data security breaches.

What is the Board's role in the Company's global sustainability initiatives?

The Company has an integrated, Board and executive-level governance structure to oversee its global sustainability initiatives. Oversight for environmental, social and governance issues ("ESG") ultimately resides with the Board of Directors. The Board receives regular updates on these matters from management through the Audit, Management Planning and Development and Nominating and Governance Committees. The committees have initial board-level oversight responsibilities for ESG-related items which fall within the purview of each of their designated areas of responsibility. The Committees' charters reflect the areas of the Company's ESG strategy and initiatives for which each committee has initial oversight responsibility. At the operational level, the Chief Communications and Impact Officer is responsible for overseeing the global reputation of YUM Brands and is responsible for shaping the Citizenship and Sustainability Strategy, as approved by the Board, along with the Chief Sustainability Officer and Vice President of Government Affairs.

Has the Company conducted a risk assessment of its compensation policies and practices?

As stated in the Compensation Discussion and Analysis at page 52, the philosophy of our compensation programs is to reward performance by designing pay programs that incorporate team and individual performance, and shareholder return; emphasize long-term incentives; drive ownership mentality; and require executives to personally invest in Company stock.

In early 2025, the Committee examined our compensation programs for all employees to determine whether they encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation practices and programs was reviewed against the key risks facing the Company in the conduct of its business. Based on this review, the Committee concluded our compensation policies and practices do not encourage our employees to take unreasonable or excessive risks.

As part of this assessment, the Committee concluded the following policies and practices of the Company's cash and equity incentive programs serve to reduce the likelihood of excessive risk taking:

- Our compensation system is balanced, rewarding both short-term and long-term performance
- Long term performance is emphasized—majority of incentive compensation for the top-level employees is associated with the long-term performance
- Strong stock ownership guidelines in place for approximately 200 senior employees are enforced
- Annual incentive and performance share plans both have caps on the level of performance over which no additional rewards are paid, thereby, mitigating any incentive to take unreasonable risk
- Annual incentive target setting process is closely linked to the annual financial planning process and supports the Company's overall strategic plan, which is reviewed and approved by the Board
- With more than 98% of our restaurants franchised, our franchisee performance overwhelmingly drives YUM performance – mitigating risk of the Company manipulating results
- Compensation performance measures set for each Division are tied to multiple measurable factors, none of which exceed a 50% weighting. The measures are both apparent to shareholders and drivers of returns
- The performance which determines employee rewards is closely monitored by the Audit Committee and the full Board
- The Company has a recoupment policy (clawback)

How does the Board determine which directors are considered independent?

The Company's Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Governance Principles can be found on the Company's website *(https://investors.YUM.com/governance/governance-documents/)*.

Pursuant to the Governance Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Governance Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under NYSE rules, with the exception of David Gibbs, who is not considered independent because of his employment by the Company.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Alves, Barr, Biggs, Connor, Nelson, Skala and Mmes. Doniz, Domier, Graddick-Weir and Young-Scrivner had no other relationship with the Company other than their relationship as a director. The Board did note as discussed in the next paragraph that Target Corporation, which employs Mr. Cornell, has a business relationship with the Company; however, as noted below, the Board determined that this relationship was not material to Mr. Cornell or Target Corporation, and therefore determined that Mr. Cornell was independent.

Brian C. Cornell is the Chairman and Chief Executive Officer of Target Corporation. During 2024, the Company received approximately $6.4 million in license fees from Target Corporation in the normal course of business. Divisions of the Company paid Target Corporation approximately $1.4 million in rebates in 2024. The Board determined that these payments did not create a material relationship between the Company and Mr. Cornell or the Company and Target Corporation as the payments represent less than 2% of Target Corporation's revenues. Furthermore, the licensing relationship between the Company and Target Corporation was initially entered into before Mr. Cornell joined the Board or became employed by Target Corporation.

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors' review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chair and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Management Planning and Development Committee matters are referred to the Chair of the Management Planning and Development Committee.

What are the Company's policies on reporting of concerns regarding accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our Chief Legal Officer, Erika Burkhardt. If any person believes that he or she should communicate with our Audit Committee Chair, Paget Alves, he or she may do so by writing to him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting the Speak Up helpline at 1 (844) 418-4423. The Speak Up helpline is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our website at *https://investors.yum.com/governance/governance-documents/.*

What are the Committees of the Board?

The Board of Directors has standing Audit, Management Planning and Development and Nominating and Governance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2024
Audit: Paget L. Alves, *Chair* M. Brett Biggs Tanya L. Domier Susan Doniz Annie Young-Scrivner	▪ Possesses sole authority regarding the selection and retention of independent auditors ▪ Reviews and has oversight over the Company's internal audit function ▪ Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors ▪ Reviews the independence, qualification and performance of the independent auditors ▪ Reviews the adequacy of the Company's internal systems of accounting and financial control ▪ Reviews the annual audited financial statements and results of the audit with management and the independent auditors ▪ Reviews the Company's accounting and financial reporting principles and practices including any significant changes ▪ Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Global Code of Conduct and Policy on Conflicts of Interest ▪ Discusses with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's role in risk oversight?" set forth on page 20	8

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Alves, the Chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Alves has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2024
Management Planning and Development: Christopher M. Connor, *Chair* Keith Barr Brian C. Cornell Mirian M. Graddick-Weir Thomas C. Nelson	▪ Oversees the Company's executive compensation plans and programs and associated risks and reviews and recommends changes to these plans and programs ▪ Monitors the performance of the Chief Executive Officer and other senior executives in light of corporate goals set by the Committee ▪ Reviews and approves the compensation of the Chief Executive Officer and other senior executive officers ▪ Reviews management succession planning	5

The Board has determined that all of the members of the Management Planning and Development Committee are independent within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2024
Nominating and Governance: Mirian M. Graddick-Weir, *Chair* Brian C. Cornell Thomas C. Nelson P. Justin Skala	• Identifies and proposes to the Board suitable candidates for Board membership • Advises the Board on matters of corporate governance • Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Principles • Receives comments from all directors and reports annually to the Board with assessment of the Board's performance • Prepares and supervises the Board's annual review of director independence	4

The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.

Proxy Statement

MATTERS REQUIRING SHAREHOLDER ACTION

Item 1   Election of Directors (Item 1 on the Proxy Card)

Who are this Year's Nominees?

There are twelve (12) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2026 Annual Meeting and until their respective successors are elected and qualified. Their biographies are provided above at pages 10 to 15. The biographies of each of the nominees contains information regarding the person's service as a director, business experience, public-company director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company. In addition to the information presented above regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to YUM and our Board. Finally, we value their significant experience on other public company boards of directors and board committees.

There are no family relationships among any of the directors and executive officers of the Company.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** the election of these nominees.

What if a Nominee is Unwilling or Unable to Serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What Vote is Required to Elect Directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes with respect to his or her election.

Our policy regarding the election of directors can be found in our Governance Principles at https://investors.yum.com/governance/governance-documents/ and at page 20 under "What other significant Board practices does the Company have? — Majority Voting Policy."

Item 2 Ratification of Independent Auditors (Item 2 on the Proxy Card)

What am I Voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2025. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2024, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a Representative of KPMG be Present at the Meeting?

Representatives of KPMG will attend the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** approval of this proposal.

What were KPMG's Fees for Audit and Other Services for Fiscal Years 2024 and 2023?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2024 and 2023, and fees billed for audit-related services and tax services rendered by KPMG for 2024 and 2023.

		2024		2023
Audit fees[1]	$	6,079,000	$	6,145,000
Audit-related fees[2]	$	355,000	$	349,000
Tax fees[3]	$	214,000	$	148,000
All other fees	$	—	$	—
TOTAL FEES	$	**6,648,000**	$	**6,642,000**

(1) Audit fees include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting and statutory audits.

(2) Audit-related fees include fees associated with audits of financial statements of certain employee benefit plans, agreed upon procedures and other attestations and services rendered in connection with the Company's securities offerings including comfort letters and consents.

(3) Tax fees consist principally of fees for international tax compliance, tax audit assistance, value added tax services, and other tax advisory services.

Proxy Statement

What is the Company's Policy Regarding the Approval of Audit and Non-Audit Services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members and has currently delegated pre-approval authority up to certain amounts to its Chair.

Pre-approvals for services are granted at the January Audit Committee meeting each year. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must subsequently be pre-approved. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chair of the Audit Committee. The complete policy is available on the Company's website at *https://investors.yum.com/governance/committee-composition-and-charters/.*

Proxy Statement

Item 3 Advisory Vote on Executive Compensation (Item 3 on the Proxy Card)

What am I Voting on?

In accordance with SEC rules, we are asking shareholders to approve, on a non-binding basis, the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.

Our Performance-Based Executive Compensation Program Attracts and Retains Strong Leaders and Closely Aligns with Our Shareholders' Interests

Our performance-based executive compensation program is designed to attract, reward and retain the talented leaders necessary for our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. This approach has made our management team a key driver in the Company's strong performance over both the long- and short-term. We believe that our compensation program has attracted and retained strong leaders and is closely aligned with the interests of our shareholders.

In deciding how to vote on this proposal, we urge you to read the Compensation Discussion and Analysis section of this proxy statement, beginning on page 52, which discusses in detail how our compensation policies and procedures operate and are designed to meet our compensation goals and how our Management Planning and Development Committee makes compensation decisions under our programs.

Accordingly, we ask our shareholders to vote in favor of the following resolution at the Annual Meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation awarded to our Named Executive Officers, as disclosed pursuant to SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related materials included in this proxy statement.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. While this vote is advisory and non-binding on the Company, the Board of Directors and the Management Planning and Development Committee will review the voting results and consider shareholder concerns in their continuing evaluation of the Company's compensation program. Unless the Board of Directors modifies its policy on the frequency of this advisory vote, the next advisory vote on executive compensation will be held at the 2026 Annual Meeting of Shareholders.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** approval of this proposal.

Item 4   Proposal to Approve the Company's 2025 Long Term Incentive Plan (Item 4 on the Proxy Card)

What am I Voting on?

The Board recommends approval of the YUM! Brands, Inc. 2025 Long Term Incentive Plan (the "Plan"). We established the Plan to attract and retain persons who are eligible to participate in the Plan, to motivate the Plan participants, by means of appropriate incentives, to achieve long-range goals, to provide incentive compensation opportunities that are competitive with those of other similar companies, and to align the interests of the Plan participants with our shareholders. The Board approved the Plan on March 28, 2025, and the Plan, if approved by our shareholders, will replace our Long Term Incentive Plan as amended and restated effective as of May 20, 2016 (the "Prior Plan").

If the Plan is approved by shareholders, 19,000,000 shares will be available for issuance under the Plan, less the number of shares subject to awards made to participants under the Prior Plan between December 31, 2024 and the date the Plan is approved by our shareholders. We are committed to using equity incentive awards prudently, within reasonable limits, and subject to performance and service-based vesting requirements. In setting the proposed number of shares reserved and issuable under the Plan, the Board considered several factors, including the potential dilutive effect of equity awards outstanding under the Company's prior equity compensation plans, the Company's historical equity usage and the expected dilution of the Plan, in order to arrive at a reasonable and appropriate dilutive impact of the Plan.

Share Information on Equity Compensation Plans as of December 31, 2024

The following table provides information regarding our outstanding equity awards and shares available for future awards under the Company's existing equity compensation plans as of December 31, 2024 (except as otherwise noted):

Share Information on Equity Compensation Plans	
Total number of stock appreciation rights (SARs) and stock options outstanding[1]	7,727,088
Total number of full value awards outstanding (includes restricted stock, restricted stock units (RSUs) and performance share units (PSUs) and deferred stock units)[2]	1,116,694
Total number of shares remaining available for future grant under the Prior Plan[3]	23,866,865
Total number of shares of common stock outstanding as of the record date[4]	278,517,186

(1) The weighted-average exercise price of the SARs and stock options outstanding was $99.53, and the weighted-average remaining term of the stock options and SARs outstanding was 6.26 years.

(2) Assumes performance-based awards will vest and pay out based on target performance levels being achieved.

(3) Represents the total number of shares available for future awards under the Prior Plan reflecting performance-based awards at target payout. The Prior Plan was our only active equity compensation plan as of December 31, 2024.

(4) The record date is March 19, 2025.

As discussed below, if the Plan is approved, no future awards will be made under the Prior Plan.

Burn Rate. We manage our long-term shareholder dilution by closely managing the number of equity awards granted annually and regularly engaging with our compensation consultant. We grant what we believe is an appropriate amount of equity necessary to attract, reward and retain employees.

Burn rate is generally calculated as the number of shares granted over a set period divided by the weighted average number of shares outstanding and generally demonstrates how quickly a company uses shares available under its equity compensation plans.

The following table provides our average three-year burn rate under the Prior Plan:

Element	Fiscal 2024	Fiscal 2023	Fiscal 2022	Three-Year Average
SARs and stock options granted	988,000	1,057,000	1,333,000	
Time-based restricted stock, RSUs and deferred stock units granted (a)	479,000	438,000	529,000	
Performance share units (PSUs) granted (b)	118,000	100,000	101,000	
Total full-value awards ((a) + (b))	597,000	538,000	630,000	
Weighted-average basic number of shares of common stock outstanding as of fiscal-year end	282,000,000	281,000,000	286,000,000	
Burn Rate	**0.56%**	**0.57%**	**0.69%**	**0.61%**

Total Potential Dilution. Our equity plan dilution rate (or overhang) as of December 31, 2024 was 11.7% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the Prior Plan, by (2) the total number of common shares outstanding as of December 31, 2024, which was 279,097,606 shares). As of December 31, 2024, the shares remaining available under the Prior Plan, and shares subject to outstanding awards represented 8.5% and 3.2% of our current overhang, respectively. If shareholders approve the Plan, we will not issue any additional grants under the Prior Plan, and the issuance of 19,000,000 shares under the Plan would decrease our total potential dilution rate from 11.7% to approximately 10.0%.

Expected Plan Duration. Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the Plan will be sufficient to provide awards for approximately ten years. However, the actual duration of the shares reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, the rate of returned shares due to forfeitures, the need to attract, retain and motivate key talent, the number of dividend equivalent rights outstanding and the extent to which they provide for settlement in stock, the amount and frequency of the Company's dividend payments, and how the Company chooses to balance total compensation between cash and equity-based awards.

Overview of Plan Awards

The Plan authorizes the award of stock options (including incentive stock options ("ISOs") and non-qualified stock options ("NQOs")), stock appreciation rights ("SARs"), and "Full Value Awards" (including restricted stock awards, restricted stock unit awards, performance shares, and performance unit awards), each as described below.

Prohibition on Repricing

The Plan provides that, except for adjustments in connection with corporate transactions (discussed below) or as approved by our shareholders, the exercise price of an outstanding stock option or SAR may not be decreased after the date of grant, nor may an outstanding stock option or SAR be surrendered to us in consideration for the grant of a replacement stock option or SAR with a lower exercise price or a Full Value Award. Except as approved by our shareholders, in no event may any stock option or SAR granted under the Plan be surrendered to us in consideration for a cash payment if, at the time of

Proxy Statement

such surrender, the exercise price of the stock option or SAR is greater than the then current fair market value of a share of our common stock.

Description of the Plan

The following is a brief description of the material features of the Plan. This description, including information summarized above, is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached to this Proxy Statement as Appendix A.

Eligibility

Any officer, director or other employee of us or one of our subsidiaries, consultants, independent contractors or agents of us or one of our subsidiaries, and persons who are expected to become officers, employees, directors, consultants, independent contractors or agents of us or one of our subsidiaries (but effective no earlier than the date on which such individual begins to provide services to us or one of our subsidiaries), including in any case, Outside Directors are eligible to receive awards under the Plan. Upon receiving a grant of an award under the Plan, an eligible individual shall be a "participant" in the Plan. No person is eligible for an award under the Plan unless and until it is approved by our shareholders, and no awards have been made to any person under the Plan. As of March 12, 2025, approximately 4,000 employees (including eight executive officers) and 11 Outside Directors would have been eligible to participate in the Plan had it been in effect on that date.

Administration of the Plan

The Plan is administered by the Management Planning and Development Committee (the "Committee"). For purposes of the Plan and subject to the terms and conditions of the Plan, the Committee has the authority and discretion (a) to select from among the eligible individuals those persons who shall receive awards under the Plan, (b) to determine the time or times of receipt, (c) to determine the types of awards and the number of shares covered by the awards, (d) to establish the terms, conditions, performance criteria, restrictions, and other provisions of such awards, and, subject to the terms and conditions of the Plan, to cancel or suspend awards, and to accelerate the vesting of any awards, (e) to the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the awards in jurisdictions outside the United States, to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States, (f) to conclusively interpret the Plan, (g) to establish, amend, and rescind any rules and regulations relating to the Plan, (h) to determine the terms and provisions of any award agreement made pursuant to the Plan, and (i) to make all other determinations that may be necessary or advisable for the administration of the Plan. Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

Except as prohibited by applicable law or as necessary to preserve exemptions under the securities laws, the Committee may delegate any of its duties under the Plan to such agents as it determines from time to time (which delegation can be revoked at any time). Unless action to the contrary has been taken by the Board or the Committee, the Committee's authority with respect to awards and other matters concerning participants below the Executive Officer level and Partners Council level is delegated to our Chief Executive Officer and Chief People and Culture Officer.

Shares Available Under the Plan

We have reserved for issuance under the Plan a number of shares of our common stock equal to 19,000,000 less the number of shares subject to awards made to participants under the Prior Plan between December 31, 2024 and the date the Plan is approved by our shareholders. This same limit applies to the number of shares available for grants of ISOs under the Plan.

Shares available under the Plan may be authorized but unissued, shares currently held or subsequently acquired by us as treasury shares (to the extent permitted by law), including shares purchased in the open market or in private transactions. Any award may be settled in cash or in shares of stock. Shares of stock covered by an award will only be counted as used to the extent that they are actually used.

Each share delivered in respect of a Full Value Award is counted as covering two shares except that, in the case of restricted stock or restricted stock units delivered pursuant to the settlement of earned annual incentives, each share shall be counted as covering one share. To the extent any shares of stock covered by an award are not issued or delivered to a participant or beneficiary because the award is forfeited or cancelled, or the shares of stock are not delivered because (a) the award is forfeited or cancelled, (b) the award is settled in cash, (c) the shares are used to satisfy the applicable tax withholding obligation or to pay the exercise price of an option (whether through net settlement or otherwise), (d) the shares were subject to a stock-settled SAR that were not issued upon the exercise of such SAR or (e) because the shares were repurchased on the open market with the proceeds of the exercise price of an option, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the Plan. If the exercise price of any stock option granted under the Plan is satisfied by tendering shares of our common stock (by either actual delivery or by attestation, including net exercise), only the number of shares of stock issued net of the shares tendered shall be deemed delivered for purposes of the Plan.

On December 31, 2024, the last reported sale price of our common stock in composite transactions for NYSE-listed securities was $134.16 per share.

Limits for Outside Directors

No Outside Director may be granted during any calendar year an award or awards having a value determined on the grant date in excess of $750,000 plus, if applicable, a Board chair fee of an additional $340,000. If an award is denominated in common stock but an equivalent amount of cash is delivered in lieu of delivery of shares of stock, the foregoing limits shall be applied based on the methodology used by the Committee to convert the number of shares of stock into cash. In any case, if delivery of common stock is deferred until after the stock has been earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the date the stock is earned shall be disregarded for purposes of applying the foregoing limitations.

Adjustments

If any (a) change in corporate capitalization, such as a stock split, reverse stock split, or stock dividend, (b) corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off, or sale or other disposition by us of all or a portion of our assets, (c) other change in our corporate structure, or any distribution to shareholders (other than a cash dividend that is not an extraordinary cash dividend) results (x) in the outstanding shares of our common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of us or for shares of stock or other securities of any other corporation (or new, different or additional shares or other securities of us or of any other corporation being received by the holders of outstanding shares of our common stock), or (y) a material change in the market value of the outstanding shares of our common stock as a result of the change, transaction or distribution, then equitable adjustments shall be made by the Committee, as it determines are necessary and appropriate, in: (i) the number and type of shares (or other property) with respect to which awards may be granted under the Plan, (ii) the number and type of shares (or other property) subject to outstanding awards, (iii) the grant or exercise price with respect to outstanding awards, (iv) (d) the limitations on shares reserved for issuance under the Plan and the limitations on the number of shares (or dollar amount) that can be subject to awards granted to certain individuals or within a specified time period, and (v) the terms, conditions or restrictions of outstanding awards and/or award agreements. In the case of any stock option that is an ISO, any adjustments in accordance with the foregoing shall be accomplished so that such stock option shall continue to be an ISO and there are restrictions on the type and manner of adjustment to awards to ensure compliance with Code Section 409A (relating to nonqualified deferred compensation).

Awards under the Plan

Agreements

An award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any award to any participant shall be reflected in such form of written document as is determined by the Committee. A copy of such document shall be provided to the participant, and the Committee may, but need not require that the participant sign a copy of such document.

Stock Options and SARs

The grant of a stock option under the Plan entitles the participant to purchase shares of our common stock at an exercise price and during a specified time established by the Committee. Any stock option may be either an ISO or an NQO, as determined in the discretion of the Committee. An "ISO" is a stock option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Code Section 422(b) and may only be granted to employees of us or our eligible subsidiaries. An "NQO" is a stock option that is not intended to be an ISO. A stock option will be deemed to be an

NQO unless it is specifically designated by the Committee as an ISO and/or to the extent that it does not meet the requirements of an ISO. Any stock option that is intended to constitute an ISO shall satisfy any other requirements of Code Section 422 and, to the extent such stock option does not satisfy such requirements, the stock option shall be treated as an NQO.

A SAR entitles the participant to receive, in cash or stock, value equal to (or otherwise based on) the excess of: (a) the fair market value of a specified number of shares of our common stock at the time of exercise; over (b) an exercise price established by the Committee.

The Committee shall designate the participants to whom stock options or SARs are to be granted and shall determine the number of shares of stock subject to each such stock option or SAR and the other terms and conditions thereof, not inconsistent with the Plan. The Committee may not, however, grant dividends or dividend equivalents (current or deferred) with respect to any stock option or SAR granted under the Plan. In no event shall a stock option or SAR be exercisable later than the ten-year anniversary of the date on which the stock option or SAR is granted (or such shorter period required by law or the rules of any stock exchange on which the stock is listed).

The "exercise price" of each stock option or SAR granted shall be established by the Committee or shall be determined by a method established by the Committee at the time the stock option or SAR is granted, except that the exercise price shall not be less than the fair market value of a share of stock on the date of grant. Stock options and SARs granted under the Plan in replacement for awards under plans and arrangements of us or one of our subsidiaries that are assumed in business combinations may provide for exercise prices that are less than the fair market value of the stock at the time of the replacement grants, if the Committee determines that such exercise price is appropriate to preserve the economic benefit of the award.

The exercise price of a stock option shall be payable in cash or by tendering (including by way of a net exercise), by either actual delivery of shares or by attestation, shares of stock acceptable to the Committee, and valued at fair market value as of the day of exercise, or in any combination thereof, as determined by the Committee. The Committee may permit a participant to elect to pay the exercise price upon the exercise of a stock option by irrevocably authorizing a third party to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the stock option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. Generally, the full exercise price for shares of common stock purchased upon the exercise shall be paid at the time of such exercise (except that, in the case of a third party exercise arrangement described above, payment may be made as soon as practicable after the exercise).

Full Value Awards

A Full Value Award is a grant of one or more shares of our common stock or a right to receive one or more shares of our common stock in the future (including restricted stock, restricted stock units, performance shares, and performance units) that is contingent on continuing service (or no service), the achievement of performance objectives during a specified period of performance, or other restrictions as determined by the Committee. The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to dividend or dividend equivalent rights and deferred payment or settlement; provided, however, that no dividends or dividend equivalent rights will be paid or settled on Full Value Awards that have not been earned or vested.

Settlement and Payment of Awards

Awards may be settled through cash payments, the delivery of shares of our common stock, the granting of replacement awards, or a combination thereof as the Committee shall determine. Any award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any award payment (other than a stock option or SAR other than to the extent permitted by Code Section 409A), subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred stock equivalents.

Change in Control

Subject to the provisions of the Plan relating to adjustments in the context of corporate transactions and unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any applicable governmental agencies or national securities exchange, or unless otherwise provided by the Committee in the award agreement or in an individual severance, employment or other agreement between us and a Plan participant, the following provisions shall apply to awards in the event of a Change in Control.

Performance Awards

Upon a Change in Control, (a) any performance conditions applicable to outstanding Full Value Awards with performance periods beginning prior to the year in which the Change in Control occurs will be deemed to have been achieved at the higher of (i) the target level of performance for the performance period in effect on the date of the Change in Control or (ii) the actual level of performance measured as of the date of the Change in Control, (b) any performance conditions applicable to outstanding Full Value Awards with performance periods beginning during the year in which the Change in Control occurs will be deemed to have been achieved at the target level of performance for the performance period in effect on the date of the Change in Control, (c) in any case, such awards will thereafter not be subject to any performance conditions, and (d) except as otherwise provided, any service-based conditions applicable to such awards will continue to apply as if the Change in Control had not occurred.

Continuation, Assumption, and/or Replacement of Awards

If, upon a Change in Control, then outstanding awards under the Plan are continued under the Plan or are assumed by a successor to us and/or awards in other shares or securities are substituted for then outstanding awards under the Plan (which continued, assumed, and/or substituted awards are referred to collectively herein as "Replacement Awards") then, each Replacement Award will continue in accordance with its terms. In the case of any participant whose termination date has not occurred as of the date of the Change in Control, if the participant's termination date occurs by reason of termination by us without cause on or within twenty four months following the Change in Control, then (a) all of the participant's outstanding Replacement Awards that are Full Value Awards will be fully vested upon his or her termination date, subject to the terms of the award agreement, and generally will be settled or paid within thirty days after the termination date and (b) in the case of any Replacement Awards that are stock options or SARs, the Replacement Award will be fully vested and exercisable as of the termination date and the exercise period will extend for three years following the termination date or, if earlier, the expiration date of the stock option or SAR.

Termination/Acceleration

If, upon a Change in Control, the provisions of the Plan relating to Replacement Awards do not apply, all then outstanding awards will become fully vested immediately prior to the Change in Control and will be cancelled in exchange for a cash payment or other consideration generally provided to shareholders in the Change in Control equal to the then current value of the award, determined as though the award was fully vested and exercisable (as applicable) and any restrictions applicable to such award had lapsed immediately prior to the Change in Control; provided, however, that in the case of a stock option or SAR, the amount of such payment may be equal to the excess of the aggregate per share consideration to be paid with respect to the cancellation of the stock option or SAR over the aggregate exercise price of the stock option or SAR (but not less than zero). In the case of any stock option or SAR with an exercise price that is greater than the per share consideration to be paid with respect to the cancellation of the stock option or SAR, the consideration to be paid with respect to cancellation of the stock option or SAR may be zero. Any payment or settlement pursuant to this provision generally will be made within thirty (30) days after the Change in Control.

Transferability

Unless otherwise determined by the Committee and expressly provided for in an award agreement, no award or any other benefit under the Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution.

Withholding

All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participant, through the surrender of shares of stock which the participant already owns, or through the surrender of shares of stock to which the participant is otherwise entitled under the Plan; provided, however, previously-owned stock that has been held by the participant or stock to which the participant is entitled under the Plan may only be used to satisfy the minimum tax withholding required by applicable law (or other tax withholding rates that will not have a negative accounting impact).

Participants Outside the United States

The Committee may grant awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. In furtherance of such purposes, the Committee may make such modifications, amendments, procedures and subplans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which we or any of our subsidiaries operates or has employees. The foregoing provisions may not be applied to increase the share limitations of the Plan or to otherwise change any provision of the Plan that would otherwise require the approval of our shareholders

Miscellaneous

Limitation of Implied Rights

Neither a participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of us or any of our subsidiaries whatsoever, including, without limitation, any specific funds, assets, or other property which may be set aside in anticipation of a liability under the Plan. A participant shall have only a contractual right to the stock or amounts, if any, payable under the Plan, unsecured by any assets of us or our subsidiaries, and nothing contained in the Plan shall constitute a guarantee that the assets of us or any of our subsidiaries shall be sufficient to pay any benefits to any person.

The Plan does not constitute a contract of employment or continued service, and selection as a participant will not give any participating employee or other individual the right to be retained in the employ of us or a subsidiary or the right to continue to provide services to us or a subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan.

Delivery of Stock Under the Plan

We shall have no liability to deliver any shares of stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity. To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of stock, the issuance may be effectuated on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

Misconduct and Recoupment

The Committee, in its discretion, may impose such restrictions on shares of stock acquired pursuant to the Plan, whether pursuant to the exercise of a stock option or SAR, settlement of a Full Value Award or otherwise, as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares and forfeiture restrictions based on service, performance, stock ownership by the participant, conformity with our recoupment, compensation recovery, or clawback policies and such other factors as the Committee determines to be appropriate. Unless otherwise specified by the Committee, any awards under the Plan and any shares of stock issued pursuant to the Plan shall be subject to our compensation recovery, clawback, and recoupment policies as in effect from time to time.

If the Committee determines that a present or former employee has (a) used for profit or disclosed to unauthorized persons, confidential or trade secrets of us, (b) breached any contract with or violated any fiduciary obligation to us, or (c) engaged in any conduct which the Committee determines is injurious to us or our subsidiaries, the Committee may cause that employee to forfeit his or her outstanding awards under the Plan.

Amendment and Termination of the Plan

The Board may, at any time, amend or terminate the Plan (and the Committee may amend any award agreement); provided, however, that no amendment or termination of the Plan or amendment of any award agreement may, in the absence of written consent to the change by the affected participant (or, if the participant is not then living, the affected beneficiary), adversely affect the rights of any participant or beneficiary under any award granted under the Plan prior to the date such amendment is adopted. Adjustments pursuant to corporate transactions and restructurings are not subject to the foregoing limitations. In addition, amendments to the provisions of the Plan that prohibit the repricing of stock options and SARs, amendments expanding the group of eligible individuals, or amendments increasing the aggregate number of shares reserved under the Plan, the shares that may be issued in the form of ISOs, or limitations on awards to Outside Directors will not be effective unless approved by our shareholders. No amendment shall be made to the Plan without the approval of our shareholders if such approval is required by law or the rules of any stock exchange on which the common stock is listed.

If approved by our shareholders, the Plan will remain in effect until terminated by the Board provided that no awards may be granted under the Plan on or after the tenth anniversary of the date on which the Plan is approved by our shareholders (May 15, 2035). Any awards outstanding under the Plan after Plan termination will remain subject to the terms of the Plan. If the Plan is not approved by our shareholders, no awards may be made under the Plan.

It is our intention that, to the extent that any provisions of the Plan or any awards granted under the Plan are subject to Code Section 409A, the Plan and the awards comply with the requirements of Code Section 409A and that the Board shall have the authority to amend the Plan as it deems necessary or desirable to conform to Code Section 409A. Notwithstanding the foregoing, neither we nor our Subsidiaries guarantee that awards under the Plan will comply with Code Section 409A, and the Committee is under no obligation to make any changes to any award to cause such compliance.

U.S. Federal Income Tax Implications of the Plan

The discussion that follows is a summary, based on U.S. federal tax laws and regulations presently in effect, of some significant U.S. federal income tax considerations relating to awards under the Plan. The applicable laws and regulations are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Plan. This summary does not discuss state, local or foreign laws.

Stock Options

The tax treatment of a stock option depends on whether the option is a an NQO or an ISO.

The grant of an NQO will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares of stock acquired over the exercise price for those shares of common stock, and we will be entitled to a corresponding deduction.

The grant of an ISO will not result in taxable income to the participant. The exercise of an ISO will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of us or our eligible subsidiaries (determined under tax rules) during the period beginning on the date of the grant of the ISO and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code).

The excess of the fair market value of the shares of common stock at the time of the exercise of an ISO over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the ISO is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares of common stock acquired pursuant to the ISO exercise, the participant will have a basis in those shares of common stock equal to the fair market value of the shares of common stock at the time of exercise.

If the participant does not sell or otherwise dispose of the shares of common stock within two years from the date of the grant of the ISO or within one year after receiving the transfer of such shares of common stock, then, upon disposition of such shares of common stock, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and we will not be entitled to any deduction for Federal income tax purposes.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and a corresponding deduction will be allowed to us, at the time of the disposition of the shares of common stock, in an amount equal to the lesser of (a) the excess of the fair market value of the shares of common stock on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized upon disposition of the shares of common stock over the exercise price.

Special rules apply if an option is exercised through the exchange of previously acquired stock.

SARs

A participant will not be deemed to have received any income upon the grant of a SAR. Generally, when a SAR is exercised, the excess of the market price of common stock on the date of exercise over the exercise price will be taxable to a participant as ordinary income. We are entitled to a deduction in the year of exercise equal to the amount of income taxable to the individual.

Full Value Awards

The federal income tax consequences of a Full Value Award will depend on the type of award. The tax treatment of the grant of shares of common stock depends on whether the shares are subject to a substantial risk of forfeiture (determined under Code rules) at the time of the grant. If the shares are subject to a substantial risk of forfeiture, the participant will not recognize taxable income at the time of the grant and when the restrictions on the shares lapse (that is, when the shares are no longer subject to a substantial risk of forfeiture), the participant will recognize ordinary taxable income in an amount equal to the fair market value of the shares at that time. If the shares are not subject to a substantial risk of forfeiture or if the participant elects to be taxed at the time of the grant of such shares under Code Section 83(b), the participant will recognize taxable income at the time of the grant of shares in an amount equal to the fair market value of such shares at that time, determined without regard to any of the restrictions. If the shares are forfeited before the restrictions lapse, the participant will be entitled to no deduction on account thereof. The participant's tax basis in the shares is the amount recognized by him or her as income attributable to such shares. Gain or loss recognized by the participant on a subsequent disposition of any such shares is capital gain or loss if the shares are otherwise capital assets.

In the case of other Full Value Awards, such as restricted stock units or performance stock units, the participant generally will not have taxable income upon the grant of the award provided that there are restrictions on such awards that constitute a substantial risk of forfeiture under applicable Code rules. Participants will generally recognize ordinary income when the restrictions on awards lapse, on the date of grant if there are no such restrictions or, in certain cases, when the award is settled. At that time, the participant will recognize taxable income equal to the cash or the then fair market value of the shares issuable in payment of such award, and such amount will be the tax basis for any shares received. In the case of an award which does not constitute property at the time of grant (such as an award of units), participants will generally recognize ordinary income when the award is paid or settled.

We generally will be entitled to a tax deduction in the same amount, and at the same time, as the income is recognized by the participant.

The foregoing provides only a general description of the application of federal income tax laws to certain awards under the Plan. This discussion is intended for the information of stockholders considering how to vote at the Annual Meeting and not as tax guidance to participants in the Plan, as the consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement.

New Plan Benefits

The granting of awards under the Plan is at the discretion of the Committee. Accordingly, the number and type of awards to be granted under the Plan in the future to any particular person or group is not presently determinable. Currently, our non-employee directors are entitled to receive equity awards for their service as directors as described under "Director Compensation."

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** this proposal.

Item 5   Shareholder Proposal Regarding Adoption of a Policy on the Use of Medically Important Antimicrobials in Food-Producing Animals (Item 5 on the Proxy Card)

What am I Voting on?

The Shareholder Commons (TSC), on behalf of H.E.S.T. Australia Ltd. (CAN 006 818 695) as trustee for HESTA, has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponents upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponents. We are not responsible for the content of the proposal or any inaccuracies it may contain.

RESOLVED, shareholders ask that the board of directors institute a policy that the Company ("Yum") comply with World Health Organization ("WHO") Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals ("WHO Guidelines")[1] throughout Yum's supply chains.

SUPPORTING STATEMENT: Yum is the world's largest restaurant company and a major purchaser of meat; its policies thus have tremendous influence on the market as a whole. Some of Yum's brands have made some progress in reducing use of certain antibiotics in their poultry supply chains, and Taco Bell is working on reducing use of certain antibiotics in its U.S. and Canadian beef supply chains. While this is laudable, it falls short of the measures necessary to protect Yum's investors' diversified portfolios. The WHO Guidelines pertain to <u>all</u> food-producing animals in all markets.

Antibiotics overuse is known to exacerbate antimicrobial resistance ("AMR"), which the WHO describes as "one of the top 10 global public health threats facing humanity."[2] AMR poses a systemic threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose. By 2050, AMR could cause $100 trillion in lost global production,[3] thus lowering the economy's intrinsic value and devastating portfolio returns for institutional investors.

Yum's policies do not comport with the WHO Guidelines, which recommend that "farmers and the food industry stop using antibiotics routinely to promote growth and prevent disease in healthy animals" and provide evidence-based recommendations and best practices. Yum rightly acknowledges that robust AMR protections raise "[t]he challenge of individual costs and widely distributed societal benefits."[4] But for diversified investors, the portfolio-wide costs associated with AMR are paramount. As the *Financial Times* editorial board recently stated, "What has been dubbed 'the silent pandemic' requires the intervention at a global level of investors and governments alike."[5]

Yum's decision not to prioritize broad AMR risks does not account for its diversified owners' interests in optimizing public health, the economy, and their long-term portfolio returns. By engaging meat suppliers that use medically important drugs beyond WHO Guidelines, Yum adds to the economic threat AMR poses to its diversified shareholders: reducing the economy's intrinsic value will directly reduce diversified portfolios' long-term returns.[6] Yum's profit gain that comes at the expense of public health is a bad trade for Yum's diversified shareholders, who rely on broad economic growth to achieve their financial objectives.

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[1] https://apps.who.int/iris/bitstream/handle/10665/258970/9789241550130-eng.pdf

[2] https://www.who.int/news-room/fact-sheets/detail/antimicrobial-resistance

[3] https://theshareholdercommons.com/case-studies/amr-case-study/

[4] https://www.yum.com/wps/wcm/connect/yumbrands/41a69d9d-5f66-4a68-bdee-e60d138bd741/Antimicrobial+Resistance+Report+2021+11-4+-+final.pdf?MOD=AJPERES&CVID=nPMkceo

[5] https://www.ft.com/content/158aa07a-ff5a-4bd0-8248-3b4fa86492c8

[6] https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf



By changing its policies and adhering to the WHO Guidelines, Yum could save lives, contribute to a more resilient economy, and protect its diversified investors' portfolios.

Please vote for: Comply with Expert Guidelines on Antimicrobial Use – Item 5*

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

YUM's Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as it seeks to impose a single policy that would undermine the Company's well-developed strategy for controlling the use of antibiotics/antimicrobials in its supply chain. The policy requested by the proponents would significantly limit management's ability to implement multi-layered approaches with respect to the oversight of responsible and judicious use of antibiotics, in favor of a policy that neither the Board nor management has determined to best address the issue. In addition, such a policy has not been widely accepted by industry peers or experts in the field, making it particularly ill-advised.

The Company believes Antimicrobial Resistance (AMR) is an important global health issue that many policy makers, scientists and civil society organizations have recognized, including the World Health Organization (WHO), Food and Agricultural Organization (FAO) and World Organization for Animal Health (WOAH). To that end, the Company maintains robust policies and procedures designed to promote antimicrobial stewardship and has continued to grow and elevate its corporate ambition and engagement on antimicrobial resistance over the last decade. By leveraging a range of frameworks to uphold animal welfare in its supply chain, YUM fosters antibiotic stewardship, adheres to industry best-practices and ensures reliable, cost-efficient access to a sustainable supply for its global operations.

<u>YUM's Antimicrobial Resistance Strategy & Commitments</u>

YUM's strategy on AMR includes:

- Corporate Policies, Aspirations & Programs
- Supplier & Sector Engagement
- Reporting & Transparency

Corporate Policies, Aspirations & Programs

In 2024, YUM published an updated Global Antimicrobial Stewardship Policy. This policy was expanded to include new pork guidance, reflect broader global engagement on poultry and affirm the Company's commitments to antimicrobial stewardship related to beef. Based on historical animal protein purchases, YUM's Global Antimicrobial Stewardship policy now covers over 90% of the Company's animal protein across poultry, beef and pork, which is reflective of its long-standing commitment to a meaningful and comprehensive health management program for animals raised for food throughout YUM's supply chain. Under this program, the Company has identified goals and commitments intended to promote responsible use and the significant reduction of the use of antibiotics in food producing animals, while recognizing that circumstances may necessitate their use to maintain or restore good animal health.

YUM Commitments for Responsible Use of Antibiotics		
Subsidiary	Commitments	Status
KFC U.S.	▪ To remove antibiotics important to human medicine from its poultry supply	Complete
Pizza Hut U.S.	▪ To remove antibiotics important to human medicine from its chicken toppings for pizza ▪ To remove antibiotics important to human medicine from chickens used for wings by 2022	Complete

YUM Commitments for Responsible Use of Antibiotics		
Subsidiary	**Commitments**	**Status**
Taco Bell U.S.	▪ To remove antibiotics important to human medicine from all chicken products	Complete
Taco Bell U.S. & Canada	▪ To reduce antibiotics important to human health by 25% in beef supply chain by 2025 ▪ To give preference to beef suppliers that make measured reductions in their use of antibiotics ▪ To participate in animal husbandry practices that promote antibiotic stewardship	In progress

Also in 2024, the Company collaborated with a third-party expert to make evidence-based updates to a report on the global AMR scenario that was published in 2021. The 2021 original report, commissioned by YUM and developed by independent third-party experts, provided management and the Board with a balanced and evidence-based analysis of AMR. The report found that AMR is a multifaceted problem that requires a long-term approach, with governments best positioned to address the issue given its magnitude and scale. Moreover, the report indicated that responsible antibiotic prescription, and more specifically, the use of antimicrobials in humans, may be the highest impact strategy for reducing AMR's effect moving forward. With respect to agriculture in particular, the enhancement of husbandry practices, judicial use of antimicrobials for animals, AMR monitoring and improvement of animal sanitation are seen as the most critical AMR reduction strategies. The report concluded that key enablers of these strategies include continued investment in research and development efforts on the data collection and diagnostics side, as well as fostering public-private partnerships, educational programs and awareness initiatives.

Supplier & Sector Engagement

In addition to having strong policies in place, YUM also regularly engages with internal and external stakeholders on this issue. For its beef supply, YUM continues to partner closely with the International Consortium for Antimicrobial Stewardship in Agriculture (ICASA). Founded in 2019 with an initial $7.7 million investment to fund antimicrobial research dedicated to targeted antibiotic use, ICASA advances animal health and welfare and aims to increase transparency in food production practices. YUM joined other private sector participants in giving financial and programmatic support to the project, along with initial funding from The Foundation for Food and Agriculture Research, resulting in a total investment of $15 million. Through ICASA, YUM has joined other supply chain partners in supporting a multiyear study to better understand the baseline utilization of antibiotics in the U.S. feedlot industry and to advance ongoing research in this area.

Also in 2024, YUM joined a collective of dozens of other organizations, representing 40% of global poultry meat production, in endorsing Antimicrobial Use Stewardship Principles in poultry through the United States Agency for International Development's (USAID) Transformational Strategies for Farm Output Risk Mitigation project. The International Poultry Council developed these principles to guide treatments that avoid use of antimicrobials and, when necessary, ensure proper and safe application.

Transparency & Reporting

Finally, in addition to YUM's corporate policies and programs, and supplier and sector engagement, the Company continues to support transparency through its reporting efforts. For example, YUM uses a third-party auditing system, the United States Department of Agriculture (USDA) Process Verified Program (PVP), for U.S. poultry compliance to help ensure that the Company's antibiotics claims and standards are measured and assessed. In addition, YUM has annually published updates on actionable steps taken with respect to antibiotics since the Company's initial Sustainable Animal Protein Principles and Good Antimicrobial Stewardship policy was published in 2017.

Given the robust polices that YUM has implemented, its record of continuous improvements, expanded engagement and disclosure, the Company is confident that it has undertaken significant steps in addressing AMR in YUM's supply chain. Furthermore, the Company believes that adopting the proponents' proposed policy would not contribute meaningfully to AMR reduction efforts. Instead, it would redirect valuable focus and resources away from the Company's execution of its well-considered and strategically developed approach to this issue, which is already driving measurable progress.

Proxy Statement


For additional information on YUM's global AMR strategy, policy and performance, please see its ESG Library at https://www.yum.com/wps/portal/yumbrands/Yumbrands/impact/esg-library.

The Board urges shareholders to vote AGAINST this proposal to allow the Company to execute its existing and well-informed strategy to address AMR.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

Item 6   Shareholder Proposal Regarding Report on Faith-Based Employee Resource Groups (Item 6 on the Proxy Card)

What am I Voting on?

Bowyer Research, Inc. on behalf of the Oklahoma Tobacco Settlement Endowment Trust (TSET), has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

Whereas: Yum! Brands, Inc. is one of the largest companies in the United States and employs over 35,000 people. As a major employer, Yum! Brands should support the religious freedom of its employees. Yum! Brands is already required to comply with many laws prohibiting discrimination against employees based on their religious status and views.

Respecting diverse religious views allows Yum! Brands to attract the most qualified talent, promote a diverse and vibrant business culture, and is a key component to make sure it fully engages each of its employees. One of the best ways to promote religious diversity is through faith-based employee resource groups. ERGs allow like-minded employees to connect with one another, seek professional development, and promote understanding and dialogue with the broader workforce.

Despite this, the 2024 edition of the Viewpoint Diversity Score Business Index[1] found that over 64% of the largest tech and finance companies, as well as food companies like Yum! Brands, do not have faith-based employee resource groups and that only 5% have faith-specific ERGs. Yum! Brands[2] does this even though the vast majority of Americans identify as religious, and even though the Company recognizes ERGs formed around race, gender identity, military status, and a variety of other criteria.[3]

According to the 2023 Freedom at Work survey, 60% of employees were concerned that their company would punish them for expressing their religious or political views at work, and 54% said they feared the same for sharing these views even on their private social media accounts.[4] Yum! Brands needs to take proactive steps to address this shortcoming by promoting faith-based ERGs and providing them the same support and access that other ERGs enjoy.

Recent Supreme Court decisions in *Groff v. DeJoy* and *Muldrow v. City of St. Louis* have also clarified that religious protections for employees extend to all terms, conditions, and privileges of employment, not just monetary compensation. So failure to allow faith-based ERGs may be illegal.

Resolved: Shareholders request the Board of Directors of Yum! Brands, Inc. conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating the risks related to religious discrimination against employees.

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

Our Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as the Company has already implemented robust systems and processes designed to minimize risks related to religious discrimination. The

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[1] https://www.viewpointdiversityscore.org/.

[2] https://1792exchange.com/pdf/?c_id=4119

[3] https://www.yum.com/wps/portal/yumbrands/Yumbrands/careers/our-culture

[4] https://www.viewpointdiversityscore.org/polling

Company is deeply committed to creating a culture of inclusion and belonging that allows employees to express their religious faith and beliefs freely, without fear of bias, harassment or unequal treatment. To ensure that employees are protected from religious discrimination, the Company has developed extensive compliance measures to prevent behaviors that could constitute religious discrimination as well as procedures to identify, report and investigate alleged instances of religious discrimination.

Commitment to Inclusive Culture

The Company is committed to fostering a culture of community and belonging, where all employees can be their best, authentic selves, which includes authentic expression of their religious beliefs. To that end, we aim to reflect the customers and communities we serve across our global business and remove barriers to opportunity for our teams. This includes increasing engagement in our communities of belonging (COBs), which are company-sponsored groups that bring people together to learn, share, develop and connect.

As the proponent acknowledged, the Company already offers a number of COBs that afford employees the opportunity to unite around shared experiences and perspectives. Yum's existing COBs were formed in response to a demonstrated interest and need for additional support among our employee communities, and the Company is focused on scaling those COBs to operate at the global level. The absence of a faith-based COB does not create risk related to religious discrimination, as management has already established strong anti-discrimination protections for employees in all jurisdictions, and the creation of a faith-based COB would not enhance those existing protections.

Employee Feedback

YUM recognizes the important role that religion plays in the lives of many of our employees and offers support to religious employees in a number of ways, as further discussed below. The Company also fosters an open line of communication with its employees, regularly collecting their feedback and identifying ways to enhance their experience. Our employee experience survey results have not reflected any measurable interest to date in faith-based COBs. To the contrary, our survey data has consistently demonstrated that among the demographic criteria self-reported by employees, religion has not been identified as a factor that impacts the quality of employee experience at the Company.

Anti-Discrimination and Harassment Policies and Procedures

Additionally, the Company maintains a formal *Anti-Discrimination and Harassment Policy* that applies to all aspects of the employment relationship, including recruitment, hiring, training, work schedules, performance appraisal, promotion or demotion, transfers, compensation, termination of employment, fringe benefits, and use of company facilities or participation in company-sponsored activities. The policy prohibits all forms of religious harassment and discrimination and is clear that harassment includes a wide range of conduct, including verbal, physical or visual harassment, and provides numerous examples of unacceptable conduct.

Violation of the policy (even if the behavior does not necessarily violate the law) is grounds for disciplinary action, up to and including termination of employment. In addition, the policy calls for immediate reporting if an employee believes that he or she or another employee has been the victim of discrimination, harassment or retaliation. Employees at the supervisor level or above are required to report known or suspected workplace harassment immediately. This applies regardless of whether the supervisor is a victim of the alleged harassment, whether they received a complaint about the alleged harassment, or whether they observe behavior that could be harassment. Failure to promptly report actual or suspected harassment will result in disciplinary action, up to and including termination of employment. Reports may be made to the appropriate human resources representative or through the confidential Speak Up helpline. The Speak Up helpline is run by an independent company that will relay employee concerns to the Company for investigation, determination, and response. Employees can make anonymous reports.

The Company thoroughly investigates any complaint of actual or suspected discrimination or harassment. An appropriate representative will be appointed to conduct a prompt, detailed and impartial investigation of the allegations, treating the allegations as confidentially as possible. Depending on the circumstances, the investigation could involve review of documents or photos, and/or interviews of witnesses. If the investigation concludes that harassment or discrimination in violation of the policy occurred, appropriate remedial action will be taken, up to and including termination of employment. If the harasser is a non-employee, the Company will take appropriate steps under the circumstances, which could include termination of the business relationship with the individual or the individual's employer.

Any employee who makes a good-faith complaint under the Company's anti-discrimination policy is protected from retaliation. Employees who believe they have experienced or witnessed discrimination are encouraged to utilize the

Company's internal complaint process, but employees also have the right to go directly to the relevant outside agency, including the U.S. Equal Employment Opportunity Commission ("EEOC"), or the state or local agency (if applicable) where they live or work. The policy includes contact information for the EEOC and state and local agencies and how to make a report in each state, and is posted on the Company's internal intranet that is accessible to all corporate employees.

<u>Anti-Discrimination Compliance Program</u>

In addition to its policies and procedures, the Company maintains a comprehensive global compliance program that equips employees with the knowledge to recognize and report all instances of potential discrimination, including religious discrimination. The program includes mandatory nondiscrimination training courses that provide detailed information on legally protected characteristics and beliefs, hypothetical workplace scenarios involving discriminatory behavior and reporting procedures for suspected discrimination. The courses are customized for employees in different jurisdictions and highlight considerations specific to state and international nondiscrimination laws. These compliance courses are mandatory for new hires and are required of all other employees every other year, and employees are required to pass assessments testing their knowledge in order to complete the courses.

<u>Religious Accommodations, Time Off and Holidays</u>

The Company recognizes the vital importance of granting religious accommodations when requested by employees and job applicants for sincerely held religious beliefs and providing time away from work for religious and cultural observances. Employees in need of religious accommodations can engage in an interactive process with their human resources representative to identify an accommodation that meets the needs of the employee and that can be reasonably accommodated by the business. In addition, the Company permits employees to take time off from work for religious observances provided that the request does not create an undue hardship for the business. Corporate employees are also given a generous vacation package of four weeks per year and five weeks for employees celebrating a milestone year. In addition, YUM observes a number of company-wide holidays, including, but not limited to, Martin Luther King Jr. Day, Juneteenth, Independence Day, Thanksgiving Day, Christmas Eve and Christmas Day, as well as a number of "Live Well" days where employees are encouraged to use the time in furtherance of their own well-being. Employees also receive one floating holiday each year that they can use in their discretion and with approval from their supervisor. Employees in our global markets may observe additional holidays local to their region. The Company believes that this ample time away from work affords employees the opportunity for religious expression and observance should they choose.

For the reasons discussed above, the Company has demonstrated the strength of existing support and protections in place to prevent religious discrimination and no further assessments of related risks are necessary.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

Proxy Statement

Item 7   Shareholder Proposal Regarding Workplace Safety Policies and Practices (Item 7 on the Proxy Card)

What am I Voting on?

The SOC Investment Group, has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

Resolved: Shareholders request the Board of Directors of Yum! Brands, Inc. ("the Company") commission an independent third-party audit on the impact of the Company's policies and practices on the safety and well-being of workers throughout all Company-branded operations. A report on the audit, prepared at a reasonable cost and omitting proprietary information, should be made available on the Company's website.

The audit should include:

- Evaluation of management and business practices that contribute to an unsafe or violent environment, including staffing capacity;

- Meaningful consultation with workers and customers to inform appropriate solutions, including whistle-blower protections for workers reporting health and safety related incidents; and

- Recommendations for actions and regular reporting with progress on identified actions.

Supporting Statement:

Workplace violence is recognized as a national cause for concern. The U.S. Occupational Safety and Health Administration (OSHA) states that acts of violence and other injuries are the third leading cause of fatal occupational injury in the U.S.[1] and that "workplace violence is a major concern for employers and employees nationwide."[2] It is in the best interests of Yum!, its shareholders and employees to conduct an audit of its policies and practices and take action to limit employee exposure to health and safety risks. Yum!'s ability to attract and retain employees is particularly important to the company's long-term success, particularly given the high turnover in this industry.

Yum! Workers are frequently exposed to safety risks from customers. In 2023, Taco Bell workers in Detroit were threatened by a customer with violence, and another in North Carolina was shot by a customer. In 2024 a Taco Bell worker in Texas was shot and killed during a robbery and other workers in South Carolina and Illinois were also victims of gun violence.

Workplace safety issues are not limited to customer violence. In June, employees at a San Jose Taco Bell and KFC location went on strike in protest of high kitchen temperatures and other unsafe working conditions. Workers had repeatedly complained to franchise management before going on strike and had lodged multiple complaints with Cal/OSHA. Since many Yum! branded restaurants are operated by franchisees, the report requested by this proposal should evaluate the adequacy of current policies in assuring that the Company learns about potential reputational, legal and financial risks in a timely manner. Yum! states that it wants to "foster a culture of inclusion and belonging." Ensuring that workers health and safety needs are taken care of is vital to that mission, but unfortunately those needs are not currently being met. We urge shareholders to vote FOR this proposal.

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[1] https://www.osha.gov/workplace-violence
[2] Ibid.

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

YUM's Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as the Company (by and through its affiliates Taco Bell Corp., KFC Corporation, Pizza Hut, LLC, and The Habit Restaurants, LLC) has already implemented comprehensive measures designed to ensure employee safety in the workplace and to prevent and protect employees from workplace violence in its Company-owned stores and in its restaurant support centers (RSCs). Additionally, the Company has developed brand standards and provides support to franchisees, enabling them to fulfill their day-to-day responsibility to ensure the safety of their employees. Such protections are regularly evaluated and enhanced by Company and franchise management to align with best practices within the industry and in response to any incidents. Consequently, an audit of the Company's current workplace safety standards is unnecessary and would redirect valuable time and resources from other business initiatives that management is best equipped to identify and prioritize.

Industry Best Practices and Commitment to Safety Standards

The Company has adopted best-in-class industry standards to safeguard the well-being and safety of its workforce while proactively addressing and mitigating issues related to workplace violence. As a founding member of the Restaurant Loss Prevention and Security Association (RLPSA), the Company regularly engages with other key stakeholders in the quick-service restaurant (QSR) sector to exchange insights, discuss emerging trends, and share best practices. These interactions also facilitate ongoing collaboration with RLPSA members to refine industry standards and develop cutting-edge crisis management strategies. These activities benefit the entire QSR sector, including the Company's franchisees.

For branded restaurants, YUM has implemented a comprehensive strategy focused on predictive, preemptive, and responsive measures to promote workplace safety. YUM restaurants are thoughtfully designed to prioritize team member safety, incorporating critical elements such as slip-resistant floor treatments, optimized layouts, enhanced lighting and equipment designed to minimize the risk of potential injuries. In addition, YUM upholds rigorous standards and processes for evaluating new products, operational procedures, storage solutions, and personal protective equipment to enhance safety and minimize risks. These measures are included in brand operating standards, which ensure consistent execution of the brand across equity and franchise operations.

Restaurants are also equipped with crisis protocols, emergency procedures, monthly safety lesson plans, posters and program calendars, all of which are available to the Company's franchisees for use in their restaurants. Moreover, the Company regularly conducts safety assessments in its corporate restaurants and recognizes key safety milestones through awards, including injury-free recognitions, and injury chargebacks that are tracked on equity restaurant profit and loss statements.

Workplace Violence Prevention Policy

In furtherance of the Company's commitment to providing a safe and secure working environment, YUM maintains a *Workplace Violence Prevention Policy* that prohibits verbal abuse, threats of violence or intimidation, physical acts or threats of physical acts. In response to instances of workplace violence, the Company may discipline any employee, up to and including termination, and to report the conduct of that employee and any other person associated with the incident to law enforcement, when necessary and appropriate.

In addition, all managers and team members at YUM's Company-owned restaurants undergo extensive training in conflict management and de-escalation techniques. This training identifies stages of conflict escalation, examines both verbal and non-verbal cues of concern, and equips employees with proven methods to manage and diffuse conflict effectively. The Company also takes steps to ensure that restaurants situated in higher-crime areas are strategically designed to mitigate risks related to violent crime, placing team member and customer safety at the forefront.

Weapons Free Workplace Policy

In addition to its workplace violence prevention policy, the Company maintains a *Firearms and Weapons-Free Workplace Policy* that prohibits, in compliance with state laws, firearms and weapons in any Company-owned restaurant or RSC. For purposes of the policy, a weapon is defined as any device that is designed to or traditionally used to inflict harm, including, but not limited to firearms, knives, switch blades, brass knuckles, and stun guns.

Employees who violate the policy are subject to investigation and disciplinary action up to and including termination of employment. In addition, any employee who uses a firearm or weapon while on Company property and against another person will be reported to law enforcement and may be subject to criminal prosecution. Any employee who becomes aware that another employee has brought a weapon onto Company property is trained to immediately report the situation to their manager or the human resources department, or to law enforcement if the individual is threatening to use a weapon against any individual on Company property or brandishing a weapon in a threatening way.

Both the *Workplace Violence Prevention Policy* and the *Firearms and Weapons-Free Workplace Policy* and associated training are available to franchisees as they develop their employment policy and training programs.

Global Code of Conduct

The Company's *Global Code of Conduct* underscores YUM's dedication to maintaining safe and healthy work environments and includes a strict policy of non-retaliation that protects any employee who seeks advice, raises concerns or reports misconduct in good faith even if the allegation is ultimately not substantiated. Specifically, the Code of Conduct addresses the following:

- The Company's commitment to the design, construction, maintenance, and operation of facilities that prioritize the well-being of its team members.

- The importance of compliance with all relevant safety laws, regulations, and policies, and the required reporting of all accidents, injuries, illnesses, unsafe conditions, or threats of violence to management without delay.

- Mandatory participation in annual training on the Company's Global Code of Conduct.

- Each employee's duty to report potential violations of the Global Code of Conduct.

Speak Up Helpline

Employees in Company-owned stores and RSCs are specifically trained to report all workplace safety concerns or potential violations of the Code of Conduct to their manager, HR representative or through the Company's Speak Up helpline, which is available 24 hours a day, seven days a week. Reports made via the Speak Up helpline may be made by phone or online on an anonymous or non-anonymous basis. Employees of franchisees are also able to report workplace safety concerns through the Speak Up helpline, which the applicable brand will then direct to the applicable franchisee to initiate follow-up and investigation. All complaints or incidents of workplace violence or reprisal are promptly reported to either Company or franchise management. If a situation is deemed urgent or a high threat, law enforcement will be promptly notified.

YUM's Franchise Model

Importantly, as the proponent acknowledges, a significant number of YUM restaurants (over 98%) are independently owned and operated by our franchisees. Under YUM's franchise model, the Company's franchise partners secure the right to operate one or more of the Company's restaurant brands, benefiting from YUM's proprietary knowledge and unparalleled global scale, while assuming day-to-day responsibility for their restaurant employees. By establishing brand operating standards with safety in mind, and sharing best practices and resources related to safety, YUM's highly capable franchisees are well positioned to implement and uphold the highest standards of safety in their restaurants and meet their obligations as employers under both their franchise agreements and applicable law. This allocation of responsibility forms the foundation of YUM's franchise model, which spans more than 60,000 restaurants worldwide.

For the aforementioned reasons, the Board strongly recommends that shareholders vote AGAINST this proposal.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

STOCK OWNERSHIP INFORMATION

Who are Our Largest Shareholders?

This table shows ownership information for each YUM shareholder known to us to be the owner of 5% or more of YUM common stock. The number of shares beneficially owned is based on a stock ownership report on Schedule 13G filed by such shareholders with the SEC.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	33,541,268[1]	11.92%
BlackRock Inc. 50 Hudson Yards New York, NY 10001	26,718,863[2]	9.6%
JP Morgan Chase & Co. 383 Madison Avenue New York, NY 10179	21,561,963[3]	7.60%

(1) The filing indicates sole voting power for 0 shares, shared voting power for 359,197 shares, sole dispositive power of 32,286,594 shares and shared dispositive power for 1,254,674 shares as of September 30, 2024.

(2) The filing indicates sole voting power for 23,209,560 shares, shared voting power for 0 shares, sole dispositive power for 26,718,863 shares and shared dispositive power for 0 shares as of December 31, 2024.

(3) The filing indicates sole voting power for 20,136,626 shares, shared voting power for 97,483 shares, sole dispositive power for 21,385,843 shares and shared dispositive power for 146,523 shares as of September 30, 2024.

How Much YUM Common Stock is Owned by Our Directors and Executive Officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2024 by

- each of our directors,
- each of the executive officers named in the Summary Compensation Table on page 73, and
- all directors and executive officers as a group.

Unless we note otherwise, each of the following persons and their family members have sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table (nor the Directors and executive officers as a group) holds in excess of one percent of the outstanding YUM common stock.

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2024. Included are shares that could have been acquired within 60 days of December 31, 2024 through the exercise of stock options, stock appreciation rights ("SARs") or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote (4) to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

Proxy Statement

Name	Number of Shares Beneficially Owned[1]	Options/ SARs Exercisable within 60 Days[2]	Deferral Plans Stock Units[3]	Total Beneficial Ownership	Additional Underlying Stock Units[4]	Total
		Beneficial Ownership				
Paget Alves	—	—	—	—	15,535	15,535
Keith Barr	—	—	—	—	11,058	11,058
Brett Biggs	—	—	—	—	2,682	2,682
Christopher Connor	—	—	—	—	20,094	20,094
Brian C. Cornell	452	2,032	—	2,484	34,412	36,896
Tanya Domier[5]	4,957	—	—	4,957	14,545	19,502
Susan Doniz	—	—	—	—	2,682	2,682
Mirian M. Graddick-Weir	1,233	1,948	—	3,181	39,360	42,541
Thomas C. Nelson	21,231	1,948	—	23,179	76,912	100,091
Justin Skala	15,944	1,461	—	17,405	7,549	24,954
Annie Young-Scrivner	6,320	—	—	6,320	4,768	11,088
David Gibbs	212,023	281,252	—	493,275	18,073	511,348
Christopher Turner	44,660	26,671	—	71,331	—	71,331
Sabir Sami	67	14,910	—	14,977	—	14,977
Tracy Skeans	13,537	83,335	—	96,872	2,675	99,547
Sean Tresvant	2,349	1,729	—	4,078	—	4,078
Scott Catlett	29,159	49,369	—	78,528	—	78,528
All Directors and Executive Officers as a Group (20 persons)	392,527	527,005	—	919,532	253,864	1,173,396

(1) Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan as to which each named person has sole voting power:

- Ms. Skeans, 3,103 shares
- all executive officers as a group, 4,455 shares

(2) The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to SARs awarded under our employee or director incentive compensation plans. For SARs, we report the shares that would be delivered upon exercise (which is equal to the number of SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).

(3) These amounts shown, if any, reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Director Deferred Compensation Plan or our Executive Income Deferral Program ("EID") payable at termination of directorship/employment or within 60 days of December 31, 2024. The Company had no such units payable under its deferred compensation plans as of December 31, 2024, as all amounts following termination of directorship/employment are paid after six months or, if later, as of the April 1 that follows termination.

(4) The amounts shown include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock at a time (a) at least 60 days following termination of directorship/employment and (b) after 60 days generally. No deferred compensation payments denominated as common stock are payable within 60 days following a termination of directorship/employment under the Company's deferred compensation plans.

(5) For Ms. Domier, these shares are held in a trust for which she retains voting and/or investment power. For Mr. Gibbs and Ms. Skeans, 65,893 and 7,251 of these shares are held in trusts, respectively, for trusts in which they retain voting and/or investment power.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2024.

Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation philosophy and program, the compensation decisions of the Management Planning and Development Committee (the "Committee") for our named executive officers ("NEOs") and factors considered in making those decisions.

Table of Contents

I. Executive Summary

A. YUM 2024 Performance

The Company delivered strong results in 2024 amid a challenging consumer environment, demonstrating the resilience of our highly franchised business model and the strength of our iconic brands. Delivering on a key component of our long-term growth algorithm, YUM achieved Core Operating Profit Growth[1] of 8% and opened 4,535 new restaurants across more than 100 countries, surpassing 60,000 total system restaurants globally. Worldwide System Sales[1] grew 3%, largely fueled by the Company's twin growth engines—Taco Bell U.S. and KFC International. Delivering truly impressive growth results of 6% System Sales Growth, 4% Same Store Sales Growth and 9% Core Operating Profit Growth for 2024,[1] Taco Bell contributed more than $1 billion in Operating Profit for the first time ever. KFC International built on its momentum from 2023, opening more than 2,000 net new units for the second year in a row. The Company also made historic progress toward digital sales in 2024, generating more than 50% of system sales through digital channels, as well as an increase of roughly 15% in digital sales over the prior year. YUM's sustained investment in digital technologies is designed to enable the Company to accelerate growth in an increasingly digital landscape, while driving long-term value for our shareholders.

Looking to 2025 and beyond, we are more confident than ever in our ability to create long-term value, growing our iconic brands with industry-leading talent, franchisees, and technology. With the launch in the first quarter of 2025 of the Company's Byte by Yum!, a new comprehensive, integrated and Company-owned digital suite, YUM is positioned to meaningfully enhance our mobile app and web ordering, point of sale, kitchen and delivery optimization, inventory and labor management, and team member tools. Through the consolidation of these essential systems into a cohesive, easy-to-manage platform, our world-class franchise partners and restaurants can benefit from seamless technologies, thereby enabling easy operations for our team members and an unrivaled experience for our consumers. Currently, 25,000 Yum! restaurants across the world are using at least one Byte by Yum! product.

The Company is also energized around new, innovative concepts, including our test locations of Saucy and Live Mas Café, as well as a new Pizza Hut store design, with self-service kiosks, guest-facing pizza-making stations and enhanced drive-thrus. YUM also continues its momentum toward strengthening centers of excellence, standardizing processes and driving greater efficiencies and collaboration across our global organization.

Going forward, we are boldly confident in our ability to generate sustainable, long-term value for our shareholders. Our focus remains on accelerating the growth of the world's most beloved and trusted restaurant brands, powered by cutting-edge technologies and our unmatched global scale. In achieving these goals, we will unlock the full potential of our Recipe for Good Growth strategy, which remains at the core of our strategy to drive Same Store Sales Growth and Net New Unit development worldwide, by:

- championing our Unrivaled Culture and Talent to drive brand performance and franchisee success;

- building Unmatched Operating Capability by recruiting and equipping the best-in-class restaurant operators to deliver unmatched customer experiences;

- developing Relevant, Easy and Distinctive Brands by innovating and elevating our world class restaurant brands; and

- driving Bold Restaurant Development by increasing market share and franchise unit expansion with strong economics.

The power of our Recipe for Good Growth strategy will carry us through 2025 as we align our commitment to risk management and good stewardship of people, food and planet with the priorities needed to achieve long-term, sustainable results, reflective of evolving employee, franchisee and stakeholder needs.

(1) See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2024 for a discussion of Core Operating Profit in 2024. Core Operating Profit and System Sales Growth as referenced above exclude the impacts of foreign currency translation and a 53rd week in 2024.

2024 Performance Highlights[1]

Restaurants Worldwide	Digital Sales Growth	GAAP Operating Profit Growth	Core Operating Profit Growth	Taco Bell Division System Sales Growth
60,000	15%			6%
Gross New Builds	**Digital Mix**			**Operating Profit**
4,535	50%	4%	8%	>$1 billion — For the first time in its history

(1) See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2024 for a discussion of Core Operating Profit in 2024. System Sales Growth as referenced above excludes the impact of foreign currency translation and the impact of a 53rd week in 2024.

Proxy Statement

B. Named Executive Officers

The Company's NEOs for 2024 were as follows:

Name	Title
David W. Gibbs	Chief Executive Officer
Chris Turner	Chief Financial Officer
Sabir Sami [1]	Former Chief Executive Officer of KFC Division
Tracy L. Skeans	Chief Operating Officer and Chief People and Culture Officer
Sean Tresvant	Chief Executive Officer of Taco Bell Division
Scott A. Catlett [2]	Former Chief Legal and Franchise Officer and Corporate Secretary

(1) Mr. Sami ceased to be CEO of the KFC division effective March 1, 2025.
(2) Mr. Catlett ceased to be Chief Legal and Franchise Officer and Corporate Secretary, effective November 1, 2024.

C. Compensation Philosophy

The business performance of the Company is of the utmost importance in determining how our executives are compensated. Our compensation program is designed to both support our long-term growth model and hold our executives accountable to achieve key annual results year after year. YUM's compensation philosophy for the NEOs is reviewed annually by the Committee and has the following objectives:

	Pay Element		
Objective	**Base Salary**	**Annual Performance-Based Cash Bonuses**	**Long-Term Equity Performance-Based Incentives**
Attract and retain the best talent to achieve superior shareholder results—To be consistently better than our competitors, we need to recruit and retain superior talent — individuals who are able to drive superior results. We have structured our compensation programs to be competitive and to motivate and reward high performers.	✓	✓	✓
Reward performance—The majority of NEO pay is performance-based and therefore at risk. We design pay programs that incorporate team and individual performance goals that lead to shareholder return.		✓	✓
Emphasize long-term value creation—Our belief is simple: if we create value for shareholders, then we share a portion of that value with those responsible for the results.			✓
Drive ownership mentality—We require executives to invest in the Company's success by owning a substantial amount of Company stock.			✓

D. Compensation Overview

2024 Compensation Highlights

- In January of 2024, the Committee made the following decisions and took the following actions:
  - The Committee continued to set our CEO target for total direct compensation (base salary, annual cash bonus and annual long-term incentive award value at grant date) at a level between the 50th and 75th percentiles of our Executive Peer Group (defined at page 68) for the CEO role; and
  - The Committee continued to set the equity mix for our NEOs' annual long-term incentive awards at 25% stock appreciation rights ("SARs"), 25% restricted stock units ("RSUs") and 50% performance share units ("PSUs").
- In February of 2024, the Committee certified that our 2021 PSU awards paid out at 129% of target, based on the Company's Total Shareholder Return ("TSR") at the 58th percentile compared to the S&P 500 Consumer Discretionary

Index and Earnings Per Share ("EPS") growth of 12% CAGR, for the 2021-2023 performance cycle (see discussion of PSUs at page 60).

- **Say on Pay.** At our May 2024 Annual Meeting of Shareholders, shareholders approved our "Say on Pay" proposal in support of our executive compensation program, with approximately 92% of votes cast in favor of the proposal.

- **Shareholder Outreach.** We continued our robust shareholder outreach program to better understand our investors' opinions on our compensation practices and to respond to their questions. Committee and management team members from compensation, investor relations and legal continued to be directly involved in engagement efforts during 2024 that served to reinforce our open-door policy. The efforts included contacting our largest 35 shareholders, representing ownership of greater than 60% of our shares (discussed further on page 66).

- **Updated the Company's Executive Peer Group.** In November 2024, the Committee approved a revised peer group to be used for NEO pay determinations beginning in 2025. The change to the Executive Peer Group was made to better align the size of the peer group companies with YUM, and to include companies in relevant industry sectors. Many of the included companies have a global reach, franchised operations, multiple brands and a significant digital presence.

- **CEO Compensation.** For 2024, Mr. Gibbs' Committee-approved total direct compensation (base salary, annual cash bonus and annual long-term incentive award value) resulted in compensation that was approximately 15% lower than his total direct compensation for the prior year. The decline was primarily influenced by Mr. Gibbs receiving a lower annual cash bonus, driven by YUM's lower team factor performance in 2024. This reflects that the annual compensation items awarded by the Committee are strongly tied to business results. However, Mr. Gibbs' total compensation, as reflected in the Summary Compensation Table on page 73, increased for 2024, primarily due to a year-over-year increase in his benefits under the Company's actuarial pension plans. These increases were driven solely by the application of the plans' ordinary benefit formulas, which apply uniformly to all participants in the plans and fluctuations in interest rates and actuarial assumptions which are used to calculate benefits under the plans. Our pension plan has been closed to new entrants since 2001, and Mr. Gibbs' participation in the plan is consistent with other employees who have been with the Company since prior to 2001.

E. Relationship between Company Pay and Performance for the CEO

To focus on both the short-term and long-term success of the Company, approximately 92% of our CEO's annual target compensation is "at-risk" pay, with the compensation paid based on Company results. If short-term and long-term financial and operational target goals are not achieved, then performance-related compensation will decrease. If target goals are exceeded, then performance-related compensation will increase. As demonstrated below, our target annual pay mix for our CEO emphasizes our commitment to "at-risk" pay in order to tie pay to performance. The discussion in this section is limited to Mr. Gibbs, our CEO for 2024. Our other NEOs' target annual compensation is subject to a substantially similar set of considerations, which are discussed in Section III, 2024 Named Executive Officer Total Direct Compensation and Performance Summary, found at pages 62 to 65 of this CD&A.

CEO Target Pay Mix–2024



CEO Total Direct Compensation

The Committee sets the CEO's target for total direct compensation (base salary, annual cash bonus and annual long-term incentive award value at grant date) taking into account Company performance, the CEO's performance, time in role, other job-related factors and the range of market practices of our Executive Peer Group. The Committee was satisfied with Company results and the leadership of Mr. Gibbs in 2023 and expected that the Company would continue to build on that momentum in 2024. In January 2024, Mr. Gibbs' target total direct compensation was set between the 50th and 75th percentiles of our Executive Peer Group. For 2024, approximately 76% of our CEO's target total direct compensation was in the form of long-term equity incentive compensation.



CEO TOTAL DIRECT COMPENSATION VS. PERFORMANCE			
	2022	**2023**	**2024**
Core Operating Profit Growth¹	**6%**	**12%**	**8%**
System Sales Growth²	**6%**	**10%**	**3%**
Total Shareholder Return³	**-6%**	**4%**	**5%**



(1) Core Operating Profit Growth is a measure of results of operations for the purpose of evaluating performance against targets set under our YUM Leaders' Bonus Program and the annual PSU grants in 2024, 2023 and 2022. See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2024 for a discussion of Core Operating Profit in 2024. For 2024, Core Operating Profit as referenced above excludes the impact of a 53rd week.

(2) System sales growth as referenced above excludes the impact of foreign currency translation and is a measure in annual PSU grants awarded in 2022, 2023 and 2024 and excludes the impact of a 53rd week in 2024.

(3) Total shareholder return is calculated as the change in YUM share price from the beginning of the respective year until the year-end, adjusted for dividends paid.

II. Elements of Executive Compensation Program

Our annual executive compensation program has three primary pay components: base salary; annual performance-based cash bonuses; and long-term equity performance-based incentives. We also offer retirement and other benefits.

Element	Objective	Form
Base salary	Attract and retain high-caliber talent and provide a fixed level of cash compensation	Cash
Annual Performance-Based Cash Bonuses	Motivate high performance and reward short-term Company, team and individual performance	Cash
Long-Term Equity Performance-Based Incentives	Align the interests of executives with shareholders and emphasize long-term results	SARs, RSUs & PSUs
Retirement and Additional Benefits	Provide for long-term retirement income and basic health and welfare coverage	Various

A. Base Salary

We provide base salary to compensate our NEOs for their primary roles and responsibilities and to provide a stable level of annual compensation. A NEO's salary varies based on the role, level of responsibility, experience, individual performance, potential and market value. Specific salary increases take into account these factors. The Committee reviews each NEO's salary and performance annually.

B. Annual Performance-Based Cash Bonuses

Our performance-based annual bonus program, the YUM Leaders' Bonus Program, is a cash-based plan. The principal purpose of the YUM Leaders' Bonus Program is to motivate and reward short-term team and individual performance that drives shareholder value.

The formula for calculating the performance-based annual bonus under the YUM Leaders' Bonus Program is the product of the following:

Base Salary	X	Target Bonus Percentage	X	Team Performance (0 – 200%)	X	Individual Performance (0 – 150%)	=	Bonus Payout (0 – 300%)

Team Performance

The Committee carefully established final team performance measures, targets and weights in the first quarter of 2024, following an extensive review of these items in August and November 2023 and January 2024, after receiving input and recommendations from management. The team performance targets were also reviewed by the Committee to ensure that the goals support the Company's overall strategic objectives.

The performance targets were developed through the Company's annual financial planning process, which takes into account the growth strategies, historical performance, and the expected future operating environment of KFC, Pizza Hut, Taco Bell and The Habit Burger & Grill (each, a "Division").

When setting targets for each specific team performance measure, the Company takes into account overall business goals and structures targets designed to motivate achievement of desired performance consistent with our growth commitment to shareholders.

A leverage formula for each team performance measure magnifies the potential impact that performance above or below the performance target will have on the calculation of the annual bonus. This leverage increases the payouts when targets are exceeded and reduces payouts when performance is below target. There is a threshold level of performance for all measures that must be met in order for any bonus to be paid, absent the use of discretion by the Committee in extraordinary circumstances. These minimum threshold performance targets are set forth in the Team Performance table that follows.

Additionally, all measures have a cap on the level of performance over which no additional bonus will be paid regardless of performance above the cap. The maximum performance cap for each measure is also set forth in the Team Performance table below.

The Committee may approve adjustments to Division targets or may exclude certain pre-established items from the financial results used to determine the annual bonus when doing so is consistent with the objectives and intent at the time the targets were originally set, in order to focus executives on the fundamentals of the Company's underlying business performance. As part of the 2024 target-setting process, the Committee decided that KFC, Pizza Hut, Taco Bell, Habit and/or YUM Operating Profit Growth performance for 2024 annual incentive purposes should be measured adjusting for certain factors that were not considered indicative of underlying business performance for the year. These factors included amounts associated with Special Items (as defined in our 2024 Form 10-K at pages 32 and 36) and foreign currency translation.

Detailed Breakdown of 2024 Team Performance

The team performance targets, actual results, weights and overall performance for each measure for our NEOs are outlined below. Key long-term drivers of value for YUM are core operating profit growth, same-store sales growth and net-new unit development. Accordingly, the Committee approved these performance measures for the Company's annual incentive plan and these measures were included at both the corporate and divisional levels. For Divisions, the team performances were weighted 75% on Division operating measures and 25% on YUM team performance.

	Team Performance							
NEO	Measures	Min	Target	Max	Actual	Earned Award as % of Target	Weighting	Final Team Performance
Gibbs Turner Skeans Catlett	Core Operating Profit	$2,457MM	$2,552MM	$2,681MM	$2,536MM	92	50%	46
	Growth[1]	*4.25%*	*8.50%*	*14.00%*	*7.85%*			
	System Same-Store Sales Growth[2]	0.25%	3.0%	6.75%	(1.1)%	0	25%	0
	System Net-New Units	2,550	3,300	3,675	2,757	64	25%	16
	Growth	*4.3%*	*5.6%*	*6.3%*	*4.7%*			
	FINAL YUM TEAM FACTOR							**62**
Sami	Core Operating Profit	$1,364MM	$1,416MM	$1,489MM	$1,376MM	61	50%	31
	Growth[1]	*4.00%*	*8.00%*	*13.50%*	*4.85%*			
	System Same-Store Sales Growth[2]	0.0%	3.0%	7.0%	(2.2)%	0	25%	0
	System Net-New Units	1,625	2,165	2,325	2,081	92	25%	23
	Growth	*5.4%*	*7.2%*	*7.8%*	*7.0%*			
	Total Weighted Team Performance — KFC Global (75%)							54
	Total Weighted Team Performance — YUM (25%)							62
	FINAL KFC TEAM FACTOR							**56**
Tresvant	Core Operating Profit	$988MM	$1,026MM	$1,064MM	$1,028MM	106	50%	53
	Growth[1]	*4.75%*	*8.75%*	*12.75%*	*9.04%*			
	System Same-Store Sales Growth[2]	1.0%	4.5%	8.0%	3.7%	89	25%	22
	System Net-New Units	265	350	385	271[3]	54	25%	14
	Growth	*3.1%*	*4.1%*	*4.5%*	*3.2%*			
	Total Weighted Team Performance — TB Global (75%)							*89*
	Total Weighted Team Performance — YUM (25%)							62
	FINAL TB TEAM FACTOR							**82**

(1) Core Operating Profit excludes the 53rd week for the fiscal year ended on December 31, 2024. See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2024 for a discussion of Core Operating Profit excluding the impact of a 53rd week in 2024.

(2) Excludes the impact of foreign currency translation.

(3) Adjusted to exclude 78 Taco Bell China net closures.

Individual Performance

Each NEO's individual performance factor is determined by the Committee based upon its subjective determination of the NEO's individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. Performance categories considered by the Committee include the NEO's performance in: Fostering Unrivaled Culture and Talent; Driving Bold Restaurant Development and Returns; Building Relevant, Easy and Distinctive Brands; Developing Unmatched Operating Capability; Driving ESG Progress in Key Areas of People, Food and Planet; and Delivering on Shareholder Promises. The Committee's determinations with respect to the individual performance of our NEOs is set forth below from pages 60 to 64.

C. Long-Term Equity Performance- and Time-Based Incentives

We provide performance- and time-based equity awards weighted 75% and 25% respectively to our NEOs. These awards are designed to encourage long-term decision making that creates shareholder value, as well as to foster retention of executive talent. We use equity vehicles that motivate and balance the tradeoffs between short-term and long-term performance.

Our NEOs are awarded long-term incentives annually based on the Committee's subjective assessment of the following items for each NEO (without assigning weight to any particular item):

- Prior year individual and team performance
- Expected contribution in future years
- Consideration of the market value of the executive's role compared with similar roles in our Executive Peer Group
- Retention considerations
- Achievement of stock ownership guidelines

Equity Mix

Each year, the Committee reviews the mix of long-term incentives. For 2024, the Committee continued to choose SAR, RSU and PSU awards, because these equity vehicles focus and reward management for enhancing long-term shareholder value, thereby aligning our NEOs with the interests of our shareholders.

At the beginning of 2024, the Committee determined a target grant value for each NEO (based on time in role, performance and market practice) and the split of that value between SAR, RSU and PSU grants. For each NEO, the target grant value was allocated 25% to SAR, 25% to RSU and 50% to PSU grants. For each NEO, the breakdown between SAR, RSU and PSU award values can be found under the Summary Compensation Table, page 73 at columns e and f.

Stock Appreciation Rights Awards

Under our Long Term Incentive Plan ("LTIP"), we granted our NEOs SAR awards in 2024.The Committee believes that SARs reward long-term value-creation generated from sustained results. They are, therefore, strongly linked to and based on, the performance of YUM common stock. In 2024, we granted to each of our NEOs SARs which have ten-year terms and vest over four years. The exercise price of each SAR award was based on the closing market price of the underlying YUM common stock on the date of grant. Therefore, our NEOs will only realize value from the SAR awards if they are successful in increasing the share price above the awards' exercise price.

Restricted Stock Unit Awards

Under our LTIP, we also granted our NEOs RSU awards in 2024. Like SARs, these RSU awards vest ratably over a four-year period at 25% per-year. The Committee believes that having RSUs in the compensation mix is appropriate to incentivize and retain executives and is consistent with shareholder preferences and market practice.

Performance Share Awards

Pursuant to the Performance Share Plan under our LTIP, we granted our NEOs PSU awards in 2024. These PSU awards are earned based on performance against target metrics which include 50% System Sales Growth and 50% Core Operating Profit Growth, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index. The TSR modifier can increase or decrease earned payouts by up to 25% (but cannot result in a payout exceeding 200%). Incorporating System Sales Growth, Core Operating Profit Growth and TSR supports the Company's pay-for-performance philosophy while diversifying performance criteria by using certain measures not used in the annual bonus plan and aligning our NEOs' reward with the creation of shareholder value. The target, threshold and maximum number of shares that may be paid under these awards for each NEO are described at page 75.

For the performance period covering 2024 – 2026, each NEO will earn a percentage of his or her target PSU award, with 50% of the payout based on System Sales Growth and the other 50% based on Core Operating Profit Growth targets, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index, as set forth in the table below:

50% SYSTEM SALES GROWTH			50% CORE OPERATING PROFIT GROWTH			TSR RELATIVE TO S&P 500 CONSUMER DISCRETIONARY INDEX	
2024-2026 CAGR	Payout %		2024-2026 CAGR	Payout %		TSR Percentile Ranking	Modifier %
10%	200%		12.75%	200%		>79th	1.250
8.5%	150%	**+**	10.50%	150%	**X**	60th – 79th	1.125
7%	100%		8.25%	100%		40th – 59th	1.000
4%	35%		4.25%	35%		20th – 39th	0.875
<4%	0%		<4.25%	0%		<20th	0.750

Dividend equivalents will accrue during the performance period and will be distributed as additional shares but only in the same proportion and at the same time as the original awards are earned. If no shares are earned, no dividend equivalents will be paid.

III. 2024 Named Executive Officer Total Direct Compensation and Performance Summary

Below is a summary of each of our NEOs' total direct compensation – which generally includes base salary, annual cash bonus, and long-term incentive awards – and an overview of their 2024 performance relative to our annual and long-term incentive performance goals. The process the Committee used to determine each officer's 2024 compensation is described more fully in "How Compensation Decisions Are Made" beginning on page 66.

CEO Compensation

David Gibbs
Chief Executive Officer

2024 Performance Summary

Our Board, under the leadership of the Committee Chair, approved Mr. Gibbs' goals as our Chief Executive Officer at the beginning of the year and conducted a mid-year and year-end evaluation of his performance. These evaluations included a review of his leadership, performance versus pre-established goals including business results, leadership in the development and implementation of Company strategies, and development of Company culture and talent.

The Committee determined that Mr. Gibbs' overall performance for 2024 merited an individual factor of 110. This individual factor was combined with YUM's earned team factor of 62 (discussed at page 58) resulting in a below target annual cash bonus. The Committee's determination of his individual factor was based on its subjective assessment of Mr. Gibbs' performance against his previously established goals which included the following items (without assigning a weight to any particular item):

- **Driving Bold Restaurant Development and Returns** – Opened 4,535 gross units in 2024 (resulting in 2,757 net-new units), reflecting another solid year of development growth; developed new restaurant formats, including Saucy and Taco Bell's Live Mas Cafe, to test concepts and improve unit economics at all brands.
- **Developing Unmatched Operating Capability** – Accelerated digital innovation and increased engagement with artificial intelligence, culminating in our new Byte! by Yum digital suite that delivers integrated and seamless technologies, enabling easier operations for team members and optimizing the guest experience;
- **Building Relevant, Easy and Distinctive Brands** – Drove digital sales, leading to a greater than 50% digital sales mix for 2024 and achieving a 15% increase in digital sales over the prior year, by continuing to leverage investments in technologies, integrating essential systems into cohesive, easy-to-manage platforms, as well as enhancing and expanding loyalty programs across key markets;
- **Delivering on Shareholder Promises** – Delivered on a key component of our long-term growth algorithm, achieving 8% Core Operating Profit growth (excluding a 53rd week in 2024), supported by 3% system sales growth (excluding a 53rd week in 2024);
- **Driving ESG in Key Areas of People, Food and Planet** – Continued integration of YUM's Recipe for Good Growth strategy into key business drivers, both internally and across our supply chain and franchise system, including driving enterprise-wide alignment with science-based targets for sustainability goals; and
- **Fostering Unrivaled Culture and Talent** – Elevated the role of Chief Digital and Technology Officer to the global leadership team, reaffirming the Company's commitment to digital advancement across its global footprint; continued succession planning for Company and brand executive leadership teams as well as developing candidates for senior management roles to deepen the expertise of the Company's broad-based global leadership team.

2024 Committee Decisions

In January, the Committee made the following determinations with respect to Mr. Gibbs' compensation:
- Base salary remained at $1,300,000;
- Annual cash bonus target percentage remained at 200% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $12,000,000;
  - This increase was intended to recognize his performance, time in role, and to better align with market compensation norms.

These decisions regarding the components of the Company's annual executive compensation program positioned Mr. Gibbs' 2024 target total direct compensation between the 50th percentile and 75th percentile of the Company's Executive Peer Group (defined at page 68) for his position.



The graphics below illustrate Mr. Gibbs' direct compensation:



CEO Awarded Compensation Mix

8.5% Base
11.5% Bonus
20% SARs
20% RSUs
40% PSUs

91.5%
Performance-based compensation



CEO Total Direct Compensation
Total: **$15,565,367**

$6,492,026 PSUs
$3,000,118 RSUs
$3,000,023 SARs
$1,773,200 Annual Bonus
$1,300,000 Salary

Total Long-Term Equity Incentive Compensation
Total Annual Cash Compensation
Total Annual Compensation
Fixed

Other NEO 2024 Total Direct Compensation

Chris Turner
Chief Financial and Franchise Officer

2024 Performance Summary

The Committee determined that Mr. Turner's performance merited a 140 individual performance factor. The Committee recognized Mr. Turner's leadership in achieving 8% Core Operating Profit Growth (excluding a 53rd week in 2024), supported by 3% system sales growth (excluding a 53rd week in 2024). Mr. Turner was also commended for his exceptional efforts in Developing Unmatched Operating Capability, achieving historic digital sales performance, rapid scaling of digital capabilities and serving as a visible change leader in the successful implementation of a new digital and technology organizational structure. The Committee also recognized Mr. Turner's commitment to Fostering Unrivaled Culture and Talent through his recruitment and elevation of top talent in finance, technology and cybersecurity. Mr. Turner's individual factor was combined with an earned team factor of 62 (discussed at page 58) to calculate his annual cash bonus.

2024 Committee Decisions

In January, the Committee made the following determinations with respect to Mr. Turner's compensation:

- Base salary was increased to $925,000;
- Annual cash bonus target increased to 120% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $3,000,000;

These adjustments were intended to recognize his performance, time in role and to better align with market compensation norms and internal peer equity.

These adjustments positioned Mr. Turner's 2024 total direct compensation between the 50th and 75th percentiles of the Company's Executive Peer Group (defined at page 68) for his position.

Sabir Sami
Former Chief Executive Officer, KFC Division

2024 Performance Summary

The Committee determined that Mr. Sami's performance merited a 90 individual performance factor. The Committee recognized Mr. Sami's contributions toward Driving Bold Restaurant Development, opening 2,081 net new units in 2024, as well as digital sales growth, with digital sales increasing to over 50% for the KFC Division. Mr. Sami's individual factor was combined with an earned team factor of 56 (discussed at page 58) to calculate his annual cash bonus.

2024 Committee Decisions

In January, the Committee made the following determinations with respect to Mr. Sami's compensation:
- Base salary was increased to $850,000;
- Annual cash bonus target increased to 120% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $2,500,000;

These adjustments were intended to recognize his performance, time in role and to better align with market compensation norms and internal peer equity.

These adjustments positioned Mr. Sami's 2024 total direct compensation slightly below the 50th percentile of the Company's Executive Peer Group (defined at page 55) for his position.

Tracy L. Skeans
Chief Operating Officer and Chief People and Culture Officer

2024 Performance Summary

The Committee determined that Ms. Skeans' performance merited a 110 individual performance factor. The Committee recognized Ms. Skeans' leadership in achieving 8% Core Operating Profit growth (excluding a 53rd week in 2024), supported by 3% growth in system sales growth (excluding a 53rd week in 2024). Ms. Skeans' efforts related to Fostering Unrivaled Culture and Talent were also commended, particularly her strategic focus on retaining high-performing talent essential to the business. In addition, the Committee acknowledged Ms. Skeans efforts in Developing Unmatched Operating Capability, as she managed transformative restructuring initiatives to better position the organization for greater growth, while strategically leveraging the Company's global scale through the creation of centers of excellence across key business functions. Ms. Skeans' individual factor was combined with an earned team factor of 62 (discussed at page 44) to calculate her annual cash bonus.

2024 Committee Decisions

In January, the Committee made the following determinations with respect to Ms. Skeans' compensation:
- Base salary was increased to $925,000;
- Annual cash bonus target remained at 120% of base salary;
- Grant value of annual long-term incentive equity awards increased to $2,850,000;

These adjustments were intended to recognize her performance and to better align with market compensation norms and internal peer equity.

These adjustments positioned Ms. Skeans' 2024 total direct compensation between the 50th and 75th percentiles of the Company's Executive Peer Group (defined at page 58) for her position.

Proxy Statement

Sean Tresvant
Chief Executive Officer, Taco Bell Division

2024 Performance Summary

The Committee determined that Mr. Tresvant's performance merited a 120 individual performance factor. The Committee recognized Mr. Tresvant's leadership in driving bold restaurant development, achieving over $1 billion in operating profit for the Taco Bell Division and same store sales growth of 4%. In addition, the Committee considered Mr. Tresvant's commitment to fostering unrivaled culture and talent, recognizing his role in optimizing key talent roles and identifying strategic development opportunities for high-performing leaders. Mr. Tresvant's individual factor was combined with an earned team factor of 82 (discussed at page 58) to calculate his annual cash bonus.

2024 Committee Decisions

In January, the Committee made the following determinations with respect to Mr. Tresvant's compensation:

- Base salary was increased to $750,000;
- Annual cash bonus target percentage was increased to 110% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $2,000,000;

These adjustments were intended to recognize his promotion to CEO of Taco Bell, performance in prior role and to better align with market compensation norms and internal peer equity.

These decisions positioned Mr. Tresvant's 2024 total direct compensation slightly below the 50th percentile of the Company's Executive Peer Group (defined at page 68) for his position.

Scott Catlett
Former Chief Legal and Franchise Officer and Corporate Secretary

2024 Performance Summary

Mr. Catlett was the Company's Chief Legal and Franchise Officer and Corporate Secretary through October 31, 2024, and is no longer an employee of YUM. From November 1, 2024, through March 31, 2025, he served in a special advisory role with the Company. He is included in the Summary Compensation Table as required by SEC rules because his compensation while an employee of YUM was at a level that would have required disclosure had he been an executive officer at the end of 2024.

The Committee approved a 110 individual performance factor for Mr. Catlett in connection with his departure from the Company. Mr. Catlett's individual factor was combined with an earned team factor of 62 (discussed at page 58) to calculate his annual cash bonus.

2024 Committee Decisions

In January, the Committee made the following determinations with respect to Mr. Catlett's compensation:

- Base salary was increased to $775,000;

- Annual cash bonus target increased to 105% of base salary;

- Grant value of annual long-term incentive equity awards increased to $2,350,000;

These adjustments were intended to recognize his performance and to better align with market compensation norms and internal peer equity.

These adjustments positioned Mr. Catlett's 2024 total direct compensation above the 75th percentile of the Company's Executive Peer Group (defined at page 68) for his position. Mr. Catlett's base salary and annual cash bonus compensation remained unchanged during the period where he served as a special advisor to the Company prior to his departure, except that he did not receive long-term incentive equity awards in 2025.

IV. Retirement and Other Benefits

Retirement Benefits

We offer several types of competitive retirement benefits.

The YUM! Brands Retirement Plan ("Retirement Plan") is a broad-based qualified plan designed to provide a retirement income based on years of service with the Company and average annual earnings. The plan is U.S.-based and was closed to new salaried entrants in 2001. Mr. Gibbs and Ms. Skeans are active participants in the Retirement Plan.

For executives hired or re-hired after September 30, 2001, the Company implemented the Leadership Retirement Plan ("LRP"). This is an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the executive's separation of employment from the Company. For 2024, Messrs. Turner, Tresvant and Catlett were eligible for LRP. Under LRP, Messrs. Turner, Tresvant and Catlett received an annual allocation to their accounts equal to a percentage of their base salary and target bonus (4% for Messrs. Turner and Tresvant and 8% for Mr. Catlett) and will receive an annual earnings credit that is equivalent to the Moody's Aa Corporate Bond Yield Average for maturities 20 years and above (5.05% as of December 31, 2024) on the balance.

The Company provides retirement benefits for certain international employees through the Third Country National Plan ("TCN"). TCN is an unfunded, unsecured account-based retirement plan that provides an annual contribution between 7.5% and 15% of salary and target bonus and an annual earnings credit of 5% on the balance. The level of contribution is based on the participants' role and their home country retirement plan. Mr. Sami is the only NEO who participated in TCN. Under this plan, Mr. Sami received an annual contribution equal to 15% of base salary and target bonus and an annual earnings credit of 5% prior to his departure from the Company.

Benefits payable under these plans are described in more detail beginning on page 78.

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each NEO through benefit plans, which are also offered to all eligible U.S.-based salaried employees. Eligible employees can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Our broad-based employee disability plan limits the annual benefit coverage to $300,000.

Other Benefits

The Company provides a very limited number of other benefits to our NEOs. The CEO and his spouse were required to use company-owned aircraft, charter or approved commercial aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board of Directors. Our program provides that any costs for the CEO's personal aircraft use of above $200,000 will be reimbursed to the Company in accordance with the requirements of the Federal Aviation Administration regulations. We do not provide tax gross-ups on the personal use of the company-owned, charter or approved commercial aircraft. For 2024, the incremental cost of Mr. Gibbs personal use of company-owned, charter or commercial aircraft was $161,684.

V. How Compensation Decisions Are Made

Shareholder Outreach, Engagement and 2024 Advisory Vote on NEO Compensation

At our 2024 Annual Meeting of Shareholders, 92% of votes cast on our annual advisory vote on NEO compensation were in favor of our NEOs' compensation program as detailed in our 2024 proxy statement. During 2024, we continued our shareholder outreach program to better understand our investors' opinions on our compensation practices and respond to their questions. Committee members and management team members from compensation, investor relations and legal continued to be directly involved in engagement efforts that served to reinforce our open-door policy. The efforts included:

- Contacting our largest 35 shareholders, representing ownership of more than 60% of our shares;
- Dialogue with proxy advisory firms;
- Investor road shows and conferences; and
- Presenting shareholder feedback to the Committee.

Our annual engagement efforts allow many shareholders the opportunity to provide feedback. The Committee carefully considers shareholder and advisor feedback, among other factors discussed in this CD&A, in making its compensation decisions. Shareholder feedback, including the 2024 voting results on NEO compensation, has influenced and reinforced a number of compensation design changes over the years, including:

- Added a 50% holding requirement to the stock ownership guidelines applicable to approximately 200 of our senior employees, including the NEOs.
- Continued benchmarking of CEO compensation between the 50th percentile and 75th percentile of our Executive Peer Group.
- Changed performance metrics under our annual PSU awards (Earnings Per Share and/or TSR in prior years; Core Operating Profit Growth, System Sales Growth and TSR since 2022).
- Changed PSU award metrics to include the Company's 3-year average TSR relative to the companies in the S&P 500 Consumer Discretionary Index, rather than the average relative to the entire S&P 500.
- Beginning in 2022, changing our equity mix for NEOs to 50% PSUs, 25% SARs and 25% RSUs, to better align with business objectives, shareholder preferences and market practice.
- Added the "Driving ESG in Key Areas of People, Food and Planet" goal as an individual factor metric under our annual cash bonus plan.

The Company and the Committee appreciate the feedback from our shareholders and plan to continue these engagement efforts going forward.

Role of the Committee

Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on each NEO's performance against his or her financial and strategic objectives, qualitative factors and the Company's overall performance. The Committee considers the target total direct compensation of each NEO and retains discretion to make decisions that are reflective of overall business performance and each executive's strategic contributions to the business. In making its compensation decisions, the Committee typically follows the annual process described below, but adds additional meetings or modifies the timing of elements of the process when necessary in order to address important business considerations.

COMMITTEE ANNUAL COMPENSATION PROCESS

January	March	August	November
• Evaluates and approves CEO and direct reports' performance against pre-established goals and compensation decisions	• Completes compensation risk assessment • Conducts independence analysis of compensation consultant retaining sole	• Reviews compensation trends • Mid-Year update to full Board on CEO's progress against goals	• Reviews competitive analysis/benchmarking for CEO and direct reports • Reviews bonus and performance share plan metrics, targets and

- Approves bonus and performance share plan results for the prior year
- Approves bonus and performance share plan metrics, targets and leverage for the current year
- Reviews tally sheets
- Confirms CEO and CEO's direct reports meet ownership guidelines

authority to continue or terminate its relationship with outside advisors, including consultant
- Reviews and approves inclusion of CD&A in proxy statement

- Evaluates feedback from shareholders and proxy advisors

leverage recommendations for the following year
- Reviews market analysis of Director compensation and makes recommendations to Board

Role of the Independent Consultant

The Committee's charter states the Committee may retain outside compensation consultants, lawyers or other advisors. The Committee retains an independent consultant, Meridian Compensation Partners, LLC ("Meridian"), to advise it on certain compensation matters. The Committee has instructed Meridian that:

- it is to act independently of management and at the direction of the Committee;
- its ongoing engagement will be determined by the Committee;
- it is to inform the Committee of relevant trends and regulatory developments;
- it is to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to the Company for the NEOs; and
- it is to assist the Committee in its determination of the annual compensation package for our CEO and other NEOs.

The Committee considered the following factors, among others, in determining that Meridian is independent of management and its provision of services to the Committee did not give rise to a conflict of interest:

- Meridian did not provide any services to the Company unrelated to executive compensation;
- Meridian has no business or personal relationship with any member of the Committee or management; and
- Meridian's partners and employees who provide services to the Committee are prohibited from owning YUM stock per Meridian's firm policy.

Comparator Compensation Data

Our Committee evaluates our NEO total target direct compensation levels by comparing them against those of similarly situated executives at companies that comprise our Executive Peer Group (defined below) as one of the factors in setting executive compensation. The Executive Peer Group is made up of retail, hospitality, food, nondurable consumer goods companies, specialty eatery and quick service restaurants, as these represent the sectors with which the Company is most likely to compete for executive talent. The companies selected from these sectors must also be reflective of the overall market characteristics of our executive talent market, relative leadership position in their sector, size as measured by revenues, complexity of their business, and in many cases global reach.

In addition to the Executive Peer Group, beginning with our 2025 NEO compensation, the Committee may also consider the compensation of chief executive officers at smaller restaurant companies in making its pay decisions, as the Company's senior executives are often seen as attractive candidates for chief executive officer roles at such companies. This information is useful to the Committee given the Company's long track record of success in developing capable leaders who are often approached for the top leadership roles at other, smaller restaurant companies. By considering this information in connection with the Executive Peer Group, the Committee may be better positioned to retain talent that is highly sought after, critical to YUM achieving its strategies and/or potential candidates for our CEO role.

Executive Peer Group

The Committee periodically reviews the peer group to ensure it reflects desired comparisons and appropriate size range. In August 2021, the Committee approved the peer group to be used for NEO pay determinations beginning in 2022 (the "Executive Peer Group"). The updates to the Executive Peer Group were made to better align the size of the peer group companies with YUM and include companies in relevant industry sectors. Many of these companies have a global reach

Proxy Statement

and multiple brands. The Executive Peer Group used for 2024 pay determinations for all NEOs is comprised of the following companies:

Bath & Body Works, Inc.[1]	Domino's Pizza, Inc.	Kimberly-Clark Corporation	Mondelez International, Inc.
Chipotle Mexican Grill, Inc.	The Estee Lauder Companies, Inc.	The Kraft Heinz Corporation	Ralph Lauren Corporation
The Coca Cola Company	General Mills, Inc.	Lululemon Athletica	Restaurant Brands International, Inc.
Colgate-Palmolive Company	Hilton Worldwide Holdings, Inc.	Marriott International, Inc.	Starbucks Corporation
Darden Restaurants, Inc.	Kellogg Company	McDonald's Corporation	V.F. Corporation

[1] Effective for NEO pay determinations in 2025, Bath and Body Works, Inc. was removed from the Executive Peer Group.

At the time a benchmarking analysis was prepared in November 2023, the Executive Peer Group's median annual revenues were $13.7 billion, while YUM equivalent annual revenues were estimated at $17.8 billion (calculated as described below).

For companies with significant and global franchise operations, measuring size can be complex. In 2023, the Company's system of global restaurants delivered approximately $60 billion in system sales. Management responsibilities encompass more than just the revenues and operations directly owned and operated by the Company and include responsibilities for managing relationships with franchisees and developing and implementing global growth strategies. Specific responsibilities include managing and implementing product introductions and product specifications and supply, management of vendors, marketing, technological innovations and implementations, payment collections, risk management, including setting and monitoring food safety standards, protection of the Company's trademarks and other intellectual property, new unit development, and customer satisfaction and overall operations improvements across the entire franchise system. As a result of accelerating growth in recent years, the Company's leadership now oversees approximately 290 brand-country combinations and approximately 1,500 franchisees. To appropriately reflect this complexity in calibrating the size of our organization and underlying operating divisions during the 2023 benchmarking process, our philosophy was to add 25% of franchisee and licensee sales to the GAAP-reported Company sales to establish an appropriate revenue benchmark. The reason for this approach was twofold:

- Market-competitive compensation opportunities are related to scope of responsibility, often measured by company size, *i.e.*, revenues; and
- Scope of responsibility for a franchising organization lies between corporate-reported revenues and system-wide sales.

Peer groups of other globally prominent companies similarly include companies where the median revenue scope of those peers are materially above the reported corporate revenue. This likely reflects the same assessments of complexity and reach and accordingly appropriate company size profiles. We believe this approach is measured and reasoned in its approach to calibrating market competitive compensation opportunities without using organizations unduly larger than the Company.

Competitive Positioning and Setting Compensation

At the beginning of 2024, the Committee considered Executive Peer Group compensation data as a frame of reference for establishing compensation targets for base salary, annual cash bonus and long-term incentive awards for each NEO. In making compensation decisions, the Committee considers market data for comparable positions to each of our NEO roles. The Committee reviews market data and makes a decision for each NEO, most often in a range around market median for each element of compensation, including base salary, target bonus and target long-term incentive award value. In addition to the market data, the Committee takes into account the role, level of responsibility, experience, individual performance and potential of each NEO. The Committee reviews the NEOs' compensation and performance annually.

VI. Compensation Policies and Practices

Below are compensation and governance best practices we employ that provide a foundation for our pay-for-performance program and align our program with Company and shareholder interests.

We Do	We Don't Do
✓ Have an independent compensation committee (Management Planning & Development Committee), which oversees the Company's compensation policies and strategic direction	✗ Employment agreements for NEOs and executive officers
✓ Directly link Company performance to pay outcomes	✗ Re-pricing of SARs
✓ Have executive ownership guidelines that are reviewed annually against Company guidelines	✗ Grants of SARs with exercise price less than fair market value of common stock on date of grant
✓ Have a "clawback" policy under which the Company may recoup compensation if executive's conduct results in significant financial or reputational harm to Company or in the event of a financial restatement	✗ Permit executives to hedge or pledge Company stock
✓ Make a substantial portion of NEO target pay "at risk"	✗ Payment of dividends or dividend equivalents on PSUs unless or until they vest
✓ Have double-trigger vesting of equity awards upon a change in control	✗ Excise tax gross-ups upon change in control
✓ Utilize an independent Compensation Consultant	✗ Excessive executive perquisites, such as country club memberships
✓ Incorporate comprehensive risk mitigation into plan design	
✓ Periodically review our Executive Peer Group to align appropriately with Company size and complexity	
✓ Evaluate CEO and executive succession plans	
✓ Conduct annual shareholder engagement program to obtain feedback from shareholders for consideration in annual compensation program design	

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for approximately 200 of our senior employees, including the NEOs. These guidelines were last updated in August 2023 after the Committee's review of prevailing market practice. Under our current guidelines, our NEOs are subject to a 50% holding requirement with respect to each equity award granted, until the ownership guidelines are satisfied. In determining whether the guidelines are met, shares owned outright and vested in-the-money SARs are counted, while unvested awards (including RSUs) and SARs that are not in-the-money are not. If a NEO or other executive does not meet his or her ownership guidelines, he or she may not be eligible for a long-term equity incentive award. At the end of 2024, all NEOs then subject to guidelines met or exceeded their ownership guidelines with the exception of Mr. Sami.

NEO	Ownership Guidelines	Shares Owned[1]	Value of Shares[2]	Multiple of Salary
Gibbs	7x base salary	494,909	$ 66,396,991	51.1
Turner	3x base salary	67,579	$ 9,066,399	9.8
Sami [3]	3x base salary	67	$ 8,989	0.0
Skeans	3x base salary	95,499	$ 12,812,080	13.9
Tresvant[4]	3x base salary	3,417	$ 458,421	0.6

Proxy Statement



(1) Calculated as of December 31, 2024 and represents shares beneficially owned outright, shares underlying vested in-the-money SARs, and all shares to be received under the Company's EID Program. Calculation does not include unvested awards.

(2) Based on YUM closing stock price of $134.16 as of December 31, 2024.

(3) Mr. Sami ceased to be CEO of KFC division effective March 1, 2025 and is no longer subject to the ownership requirements.

(4) Mr. Tresvant became CEO of Taco Bell Division in January 2024 and has up to five years to reach the target levels of ownership set forth in our Ownership Guidelines for his role.

Payments upon Termination of Employment

The Company does not have agreements with its executives concerning payments upon termination of employment except in the case of a change in control of the Company. The Committee believes these are appropriate agreements for retaining NEOs and other executive officers to preserve shareholder value in case of a potential change in control. The Committee periodically reviews these agreements and other aspects of the Company's change-in-control program.

The Company's change-in-control agreements, in general, entitle certain executives who are direct reports to our CEO and are terminated other than for cause within two years of the change in control, to receive a benefit of two times salary and bonus. The terms of these change-in-control agreements are described beginning on page 84.

The Company does not provide tax gross-ups for executives, including the NEOs, for any excise tax due under Section 4999 of the Internal Revenue Code and has implemented a "best net after-tax" approach to address any potential excise tax imposed on executives. If any excise tax is due, the Company will not make a gross-up payment, but instead will reduce payments to an executive if the reduction will provide the NEO the best net after-tax result. If full payment to a NEO will result in the best net after-tax result, the full amount will be paid, but the NEO will be solely responsible for any potential excise tax payment. Also, the Company has implemented "double trigger" vesting for equity awards, pursuant to which outstanding awards will fully and immediately vest only if the executive is employed on the date of a change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control.

In case of retirement, the Company provides retirement benefits described above, life insurance benefits (to employees eligible under the Retirement Plan), the continued ability to exercise vested SAR awards and to vest in annual SAR and RSU awards granted at least one year prior to retirement, and the ability to vest in PSU awards on a pro-rata basis.

With respect to consideration of how these benefits fit into the overall compensation policy, the change-in-control benefits are reviewed from time to time by the Committee for competitiveness. The Committee believes the benefits provided in case of a change in control are appropriate, support shareholder interests and are consistent with the policy of attracting and retaining highly qualified employees.

YUM's Equity Award Granting Practices

Historically, we have fixed the dollar amount of annual SAR awards and, beginning in 2022, annual RSU awards at the Committee's January meeting. This meeting date is set by the Board of Directors more than six months prior to the actual meeting. The Committee sets the annual grant date for these awards as the second business day after our fourth quarter earnings release. The exercise or grant price of these awards is set as the closing price on the date of grants. We ordinarily determine grant amounts at the same time other elements of annual compensation are determined so that we can consider all elements of compensation when authorizing the grants. We do not backdate or make grants retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information, nor do we time the release of material, non-public information for the purpose of affecting the value of executive compensation.

During 2024, we did not grant any awards of SARs or stock options to any named executive officer during any period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Grants may also be made on other dates the Board of Directors meets. These grants generally are CEO Awards, which are awards to individual employees (subject to Committee approval) in recognition of superlative performance and extraordinary impact on business results. These awards are currently made as RSUs which ordinarily vest after three years.

Management recommends the awards be made pursuant to our LTIP to the Committee, however, the Committee determines whether and to whom it will issue grants and determines the amount of the grant. The Board of Directors has delegated to our CEO and our Chief People and Culture Officer, the ability to make grants to employees who are not executive officers and whose grants are less than $1,000,000 in accounting value annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of SARs/RSUs, which is determined by our CEO and our Chief People and Culture Officer pursuant to guidelines approved by the Committee in January of each year.

Limits on Future Severance Agreement Policy

The Committee has adopted a policy to limit future severance agreements with our NEOs and our other executives. The policy requires the Company to seek shareholder approval for future severance payments to a NEO if such payments would exceed 2.99 times the sum of (a) the NEO's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the NEO by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment the Committee determines is a reasonable settlement of a claim that could be made by the NEO.

Compensation Recovery Policy

In June 2023, the SEC approved the NYSE's proposed rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. On November 16, 2023, the Committee amended and restated our Compensation Recovery Policy (i.e., "clawback") to reflect these new requirements. In addition to requiring the recovery of compensation in the event of a financial restatement, our policy also permits the Committee to recover compensation in the event of other triggering events, including misconduct of covered employees that resulted in significant financial or reputational harm, a violation of Company policy, or contributed to the use of inaccurate metrics in the calculation of incentive compensation.

Hedging and Pledging of Company Stock

Under our Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in the Company stock price. Similarly, no employee or director may enter into hedging transactions in the Company's stock. Such transactions include (without limitation) short sales as well as any hedging transactions in derivative securities (e.g. puts, calls, swaps, or collars) or other speculative transactions related to YUM's stock. Pledging of Company stock is also prohibited.

Proxy Statement

Management Planning and Development Committee Report

The Management Planning and Development Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement titled "Compensation Discussion and Analysis" and, on the basis of that review and discussion, recommended to the Board that the section be incorporated by reference into the Company's Annual Report on Form 10-K and included in this proxy statement.

THE MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE

Christopher M. Connor, *Chair*
Keith Barr
Brian C. Cornell
Mirian M. Graddick-Weir
Thomas C. Nelson

The following tables provide information on the compensation of the Named Executive Officers ("NEOs") for our 2024 fiscal year. The Company's NEOs are our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for our 2024 fiscal year determined in accordance with SEC rules and one former executive officer who was no longer serving as an executive officer as of the end of the year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option/ SAR Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	
David W. Gibbs Chief Executive Officer of Yum	2024	1,300,000	—	9,492,144	3,000,023	1,773,200	8,869,045	272,050	24,706,462
	2023	1,300,000	—	9,096,602	2,875,016	4,712,500	2,999,005	255,832	21,238,955
	2022	1,284,615	—	8,938,377	2,825,012	3,030,300	367,990	225,360	16,671,654
Chris Turner Chief Financial Officer of YUM	2024	921,154	—	2,373,212	750,027	963,480	—	144,575	5,152,448
	2023	896,154	—	2,175,374	687,522	1,875,938	—	109,370	5,744,358
	2022	871,154	—	1,977,749	625,001	1,222,594	—	139,443	4,835,941
Sabir Sami Former Chief Executive Officer of KFC Division	2024	773,463	—	1,977,559	625,022	469,117	—	4,036,103	7,881,264
	2023	757,507		1,779,851	562,504	1,885,059	—	380,586	5,365,507
Tracy L. Skeans Chief Operating Officer and Chief People and Culture Officer of YUM	2024	921,154	—	2,254,457	712,503	757,020	1,186,089	13,900	5,845,123
	2023	896,154	—	2,175,374	687,522	1,957,500	375,582	12,176	6,104,308
	2022	871,154	—	2,175,499	687,525	1,275,750	—	18,998	5,028,926
Sean Tresvant Chief Executive Officer of Taco Bell Division	2024	764,423	—	1,582,185	500,018	811,800	—	126,330	3,784,756
							—		
Scott Catlett Former Chief Legal and Franchise Officer of YUM	2024	771,154	—	1,858,952	587,527	554,978	—	184,521	3,957,132

(1) Amounts shown are not reduced to reflect the NEOs' elections, if any, to defer receipt of salary into the Executive Income Deferral ("EID") Program or into the Company's 401(k) Plan. Mr. Sami's salary reported above reflects a conversion rate based on a 365-day average applied to his actual pay via Canadian payroll. Mr. Tresvant received an additional week's worth of pay in 2024 due to the 53rd week that was part of Taco Bell's reporting calendar in 2024.

(2) Amounts shown in this column represent the grant date fair values for performance share units (PSUs) granted in 2024, 2023 and/or 2022 and Restricted Stock Units (RSUs) granted in 2024, 2023 and/or 2022. Further information regarding the 2024 awards is included in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Year-End" tables later in this proxy statement. The grant date fair value of the PSUs reflected in this column is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the 2024 annual PSUs is 200% of target. For 2024, Mr. Gibbs' annual PSU maximum value at grant date fair value would be $12,984,052; Mr. Turner's annual PSU maximum value at grant date fair value would be $3,246,235; Mr. Sami's annual PSU maximum value at grant date fair value would be $2,705,047; Ms. Skeans' annual PSU maximum value at grant date fair value would be $3,083,760; Mr. Tresvant's annual PSU maximum value at grant date fair value would be $2,164,156; and Mr. Catlett's annual PSU maximum value at grant date fair value would be $2,542,869.

(3) The amounts shown in this column represent the grant date fair values of the stock appreciation rights (SARs) awarded in 2024, 2023 and/or 2022. For a discussion of the assumptions and methodologies used to value the awards reported in column (e) and column (f), please see the discussion of stock awards and option awards contained at Note 16 to the Consolidated Financial Statements in Item 8 of YUM's Form 10-K for the fiscal year ended December 31, 2024. See the "Grants of Plan-Based Awards" table on page 75 for details.

(4) Amounts in this column reflect the annual incentive awards earned for the 2024, 2023 and/or 2022 fiscal year performance periods, which were awarded by our Management Planning and Development Committee in January 2025, January 2024 and January 2023, respectively, under the YUM Leaders' Bonus Program, which is described further in our CD&A beginning at page 57 under the heading "Annual Performance-Based Cash Bonuses". The amount listed for Mr. Turner includes a 4% deferral ($38,539) of his 2024 annual incentive award to the Executive Income Deferral ("EID") Program, which was deferred to EID in 2025.

(5) Amounts in this column represent for Mr. Gibbs and Ms. Skeans the amounts of aggregate change in actuarial present values of their accrued benefits under all actuarial pension plans (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). For Mr. Gibbs and Ms. Skeans, the actuarial present value of their benefits under the YUM! Brands Retirement Plan ("Retirement Plan") increased $299,761 and $86,875, respectively, during the 2024 fiscal year. In addition, for Mr. Gibbs and Ms. Skeans, the actuarial present value of their benefits under the YUM! Brands Pension Equalization Plan ("PEP") increased $8,569,284 and $1,099,214, respectively, during the 2024 fiscal year. The increases for Mr. Gibbs and Ms. Skeans are primarily influenced by a year-over-year increase in benefits under the Company's actuarial pension plans by the application of the plans' ordinary

benefit formulas, which apply uniformly to all participants in the plans, as well as fluctuations in interest rates and actuarial assumptions which are used to calculate benefits under the plans. External interest rates and mortality assumptions may increase or decrease the pension benefits owed to plan participants in a given year. Messrs. Turner, Tresvant and Catlett were hired after September 30, 2001, and are ineligible for the Company's actuarial pension plans.

(6) Amounts in this column are explained in the All Other Compensation Table and footnotes to that table, which follows.

All Other Compensation Table

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2024.

Name	Perquisites and other personal benefits ($)[1]	Tax Reimbursements ($)	Insurance premiums ($)[2]	LRP/TCN Contributions ($)[3]	Other ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gibbs	245,588	—	25,923	—	539	272,050
Turner	25,000	—	7,922	105,136	6,517	144,575
Sami	3,779,345	—	1,580	255,178	—	4,036,103
Skeans	6,042	—	7,858	—	—	13,900
Tresvant	29,866	—	6,130	90,334	—	126,330
Catlett	25,000	—	4,712	153,059	1,750	184,521

(1) Amounts in this column include personal use of charter and commercial aircraft, charitable matching gifts, executive physicals, employee recognition gifts and relocation expenses. None of the amounts in this column individually exceeded the greater of $25,000 or 10% of the total amount of these perquisites and other personal benefits shown in this column for each NEO, except: For Mr. Gibbs, the cost of personal use of charter and commercial aircraft ($161,684) and income associated with the payment of FICA taxes incurred upon RSUs vesting in accordance with retirement vesting provisions ($83,904); for Mr. Turner, a charitable matching gift on his behalf ($25,000); for Mr. Sami, expatriation adjustments under the Company's tax equalization policies associated with exercises of grants of equity-based incentives, which were granted prior to his residence in Canada and prior to 2021 ($3,779,345), with such adjustments no longer being applicable to his grants awarded in 2021 or thereafter; for Ms. Skeans, the cost of personal use of charter and commercial aircraft ($1,742), an executive physical ($3,299), and a charitable matching gift on her behalf ($1,001); for Mr. Tresvant, relocation costs ($27,008) and an executive physical ($2,858); and for Mr. Catlett, a charitable matching gift on his behalf ($25,000).

(2) These amounts reflect the income each executive was deemed to receive from IRS tables related to Company-provided life insurance in excess of $50,000. The Company provides every salaried employee with life insurance coverage up to one times the employee's base salary plus target bonus.

(3) For Messrs. Turner, Tresvant, Catlett and Sami, this column represents the Company's annual allocations to the LRP or TCN, which are unfunded, unsecured account based retirement plans. For Messrs. Turner, Tresvant and Catlett, this column also includes a Company 401(k) matching contribution.

Grants of Plan-Based Awards

The following table provides information on SARs, RSUs, PSUs and other equity awards granted in 2024 to each of the Company's NEOs. The full grant date fair value of these awards is shown in the Summary Compensation Table at page 73.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock Units (#)[3]	All Other Option/ SAR Awards; Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option/ SAR Awards ($/Sh)[5]	Grant Date Fair Value ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gibbs	2/9/2024	1,300,000	2,600,000	7,800,000							
	2/9/2024								105,933	130.27	3,000,023
	2/9/2024							23,030			3,000,118
	3/20/2024				—	43,953	87,906				6,492,026
Turner	2/9/2024	555,000	1,110,000	3,330,000							
	2/9/2024								26,484	130.27	750,027
	2/9/2024							5,758			750,095
	3/20/2024				—	10,989	21,978				1,623,117
Sami	2/9/2024	465,394	930,788	2,792,365							
	2/9/2024								22,070	130.27	625,022
	2/9/2024							4,798			625,035
	3/20/2024				—	9,157	18,314				1,352,524
Skeans	2/9/2024	555,000	1,110,000	3,330,000							
	2/9/2024								25,159	130.27	712,503
	2/9/2024							5,470			712,577
	3/20/2024				—	10,439	20,878				1,541,880
Tresvant	2/9/2024	412,500	825,000	2,475,000							
	2/9/2024								17,656	130.27	500,018
	2/9/2024							3,839			500,107
	3/20/2024				—	7,326	14,652				1,082,078
Catlett	2/9/2024	406,875	813,750	2,441,250							
	2/9/2024								20,746	130.27	587,527
	2/9/2024							4,510			587,518
	3/20/2024				—	8,608	17,216				1,271,434

(1) Amounts in columns (c), (d) and (e) provide the threshold amount, target amount and maximum amount payable as annual incentive compensation under the YUM Leaders' Bonus Program ("YLB") based on the Company's performance and on each executive's individual performance during 2024. Performance under the threshold performance level will not result in payouts under the terms of the YLB. The actual amount of annual incentive compensation awards earned are shown in column (g) of the Summary Compensation Table on page 73. The performance measurements, performance targets, and target bonus percentages are described in the CD&A beginning on page 58 under the discussion of annual incentive compensation.

(2) Reflects grants of PSU awards subject to performance-based vesting conditions in 2024. The PSU awards vest on December 31, 2026 and PSU award payouts are weighted 50% on the achievement of specified Core Operating Profit Growth goals and 50% on the achievement of specified System Sales Growth goals, with a positive or negative modifier of 25% based on relative total shareholder return ("TSR") rankings against the S&P 500 Consumer Discretionary Index during the performance period ending on December 31, 2026. With respect to the 50% weighted on Core Operating Profit Growth measured at the end of the performance period, if Core Operating Profit Growth of 8.25% compound annual growth rate ("CAGR") is achieved, this factor would provide for 100% weighting for the PSU payout with respect to this factor; if Core Operating Profit Growth of 10.5% CAGR is achieved, this factor would provide for 150% weighting for the PSU payout with respect to this factor; if Core Operating Profit Growth of 12.75% CAGR is achieved, this factor would provide for 200% weighting for the PSU payout with respect to this factor; and if Core Operating Profit Growth of less than 4.25% CAGR is achieved, this factor would provide for 0% weighting for the PSU payout with respect to this factor. With respect to the 50% weighted on System Sales Growth measured at the end of the performance period, if System Sales Growth of 7% CAGR is achieved, this factor would provide for 100% weighting for the PSU payout with respect to this factor; if System Sales Growth of 8.5% CAGR is achieved, this factor would provide for 150% weighting for the PSU payout with respect to this factor; if System Sales Growth of 10% CAGR is achieved, this factor would provide for 200% weighting for the PSU payout with respect to this factor; and if System Sales Growth of less than 4% CAGR is achieved, this factor would provide for 0% weighting for the PSU payout with respect to this factor. With respect to the positive or negative 25% modifier based on a TSR percentile ranking for the Company, modifications to payouts are determined by comparing the Company's relative TSR ranking against the S&P 500 Consumer Discretionary Index as measured at the end of the performance period; if a greater than 79th TSR percentile ranking target is achieved, this factor would provide for 25% increase in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics (not to exceed a total payout of 200% in any event); if TSR

percentile ranking target is achieved between the 60th and 79th percentile is achieved, this factor would provide for 12.5% increase in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics (not to exceed a total payout of 200% in any event); if TSR percentile ranking target is achieved between the 40th and 59th percentile is achieved, this factor would not impact the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics; if TSR percentile ranking target is achieved between the 20th and 39th percentile is achieved, this factor would provide for 12.5% decrease in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics; if TSR percentile ranking target below the 20th percentile is achieved, this factor would provide for 25% decrease in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics. The terms of the annual PSU awards provide that in case of a change in control during the first year of the award, shares will be distributed assuming target performance was achieved subject to reduction to reflect the portion of the performance period following the change in control. In case of a change in control after the first year of the award, shares will be distributed assuming performance at the greater of target level or projected level at the time of the change in control subject to reduction to reflect the portion of the performance period following the change in control.

(3) Amounts in this column reflect the number of RSUs granted to executives during the Company's 2024 fiscal year. RSUs allow the grantee to receive the number of shares of YUM common stock that is equal to the number of RSUs granted. These RSU grants become vested in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each RSU grant provide that, in case of a change in control, if an executive is employed on the date of a change in control and is involuntarily terminated on or within two years following the change in control (other than by the Company for cause) then all outstanding awards become vested immediately. Executives who have attained age 55 with 10 years of service or 65 with 5 years of service who retire at least one year following the grant date will continue to vest following retirement through the fourth anniversary of the grant date. Unvested RSUs of executives who die will immediately vest. If an executive's employment is terminated due to gross misconduct, the entire award is forfeited.

(4) Amounts in this column reflect the number of SARs granted to executives during the Company's 2024 fiscal year. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise. These SAR grants become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each SAR grant provide that, in case of a change in control, if an executive is employed on the date of a change in control and is involuntarily terminated on or within two years following the change in control (other than by the Company for cause) then all outstanding awards become exercisable immediately. Executives who have attained age 55 with 10 years of service or 65 with 5 years of service who retire at least one year following the grant date will continue to vest following retirement through the fourth anniversary of the grant date. The SARs that vest in retirement must be exercised before the earlier of (i) the five year anniversary of the executive's retirement or (ii) the expiration dates of the SARs (generally 10 years from the grant date). Unvested SARs of executives who die will immediately vest and may be exercised by the executive's beneficiary before the earlier of (i) the five year anniversary of the executive's death or (ii) the expiration dates of the SARs (generally 10 years from the grant date). If an executive's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all vested or previously exercisable SARs as of the last day of employment must be exercised within 90 days following termination of employment.

(5) The exercise price of the SARs granted in 2024 equals the closing price of YUM common stock on the date of grant.

(6) Amounts in this column reflect the full grant date fair value of the PSU awards shown in column (g), the RSUs shown in column (i) and the SARs shown in column (j). The grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. The fair values of RSU awards are based on the closing price of YUM common stock on the date of grant. The fair values of PSU awards have been valued based on the outcome of a Monte Carlo simulation. For SARs, fair value of $28.32 was calculated using the Black-Scholes method on the grant date. For additional information regarding valuation assumptions of SARs, see the discussion of stock awards and option awards contained at Note 16 to the Consolidated Financial Statements in Item 8 of YUM's Form 10-K for the fiscal year ended December 31, 2024.

Outstanding Equity Awards at Year-End

The following table shows the number of shares covered by exercisable and unexercisable SARs, and unvested RSUs and PSUs held by the Company's NEOs on December 31, 2024. Unless otherwise indicated, all outstanding equity awards shown in the table relate to shares of YUM common stock.

		Option/SAR Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gibbs	2/5/2016	77,878	—	$ 49.66	2/5/2026				
	5/20/2016	31,838	—	$ 56.67	5/20/2026				
	2/10/2017	77,465	—	$ 68.00	2/10/2027				
	2/12/2018	83,842	—	$ 78.07	2/12/2028				
	2/11/2019	111,978	—	$ 93.26	2/11/2029				
	2/10/2020	189,600	—	$ 102.87	2/10/2030				
	2/8/2021	176,304	58,769 (i)	$ 103.36	2/8/2031				
	2/11/2022	53,022	53,022 (ii)	$ 122.07	2/11/2032				
	2/10/2023	24,014	72,044 (iii)	$ 131.31	2/10/2033				
	2/9/2024	—	105,933 (iv)	$ 130.27	2/9/2034				
	2/5/2016 *	77,956	—	$ 21.06	2/5/2026				
	5/20/2016 *	31,871	—	$ 24.03	5/20/2026				
						51,711	6,937,548	90,106	12,088,621
Turner	2/10/2020	54,172	—	$ 102.87	2/10/2030				
	2/8/2021	39,669	13,223 (i)	$ 103.36	2/8/2031				
	2/11/2022	11,730	11,731 (ii)	$ 122.07	2/11/2032				
	2/10/2023	5,742	17,229 (iii)	$ 131.31	2/10/2033				
	2/9/2024	—	26,484 (iv)	$ 130.27	2/9/2034				
						12,664	1,699,002	22,033	2,955,947
Sami	2/8/2021	—	588 (i)	$ 103.36	2/8/2031				
	2/11/2022	—	8,212 (ii)	$ 122.07	2/11/2032				
	2/10/2023	—	14,096 (iii)	$ 131.31	2/10/2033				
	2/9/2024	—	22,070 (iv)	$ 130.27	2/9/2034				
	2/5/2016 *	3443	—	$ 21.06	2/5/2026				
						18,619	2,497,925	18,195	2,441,041
Skeans	2/10/2017	22,552	—	$ 68.00	2/10/2027				
	2/12/2018	26,660	—	$ 78.07	2/12/2028				
	2/12/2018	51,106	—	$ 78.07	2/12/2028				
	2/11/2019	46,416	—	$ 93.26	2/11/2029				
	2/10/2020	43,337	—	$ 102.87	2/10/2030				
	2/8/2021	44,076	14,693 (i)	$ 103.36	2/8/2031				
	2/11/2022	12,904	12,904 (ii)	$ 122.07	2/11/2032				
	2/10/2023	5,742	17,229 (iii)	$ 131.31	2/10/2033				
	2/9/2024	—	25,159 (iv)	$ 130.27	2/9/2034				
	2/5/2016 *	5,701	—	$ 21.06	2/5/2026				
	2/5/2016 *	10,144	—	$ 21.06	2/5/2026				
						12,642	1,696,051	21,475	2,881,086
Tresvant	2/11/2022	11,261	11,262 (ii)	$ 122.07	2/11/2032				
	2/10/2023	2,506	7,518 (iii)	$ 131.31	2/10/2033				
	2/9/2024	—	17,656 (iv)	$ 130.27	2/9/2034				
						11,129	1,493,067	7,434	997,345
Catlett	2/5/2016	7,567	—	$ 49.66	2/5/2026				
	2/10/2017	12,354	—	$ 68.00	2/10/2027				
	2/12/2018	9,680	—	$ 78.07	2/12/2028				
	8/10/2018	16,969	—	$ 82.94	8/10/2028				
	2/11/2019	25,164	—	$ 93.26	2/11/2029				
	2/10/2020	33,857	—	$ 102.87	2/10/2030				
	2/8/2021	35,261	11,754 (i)	$ 103.36	2/8/2031				
	2/11/2022	10,557	10,558 (ii)	$ 122.07	2/11/2032				
	2/10/2023	4,698	14,096 (iii)	$ 131.31	2/10/2033				
	2/9/2024	—	20,746 (iv)	$ 130.27	2/9/2034				
	2/5/2016 *	7,574	—	$ 21.06	2/5/2026				
						10,379	1,392,447	17,638	2,366,314

* YUM China Awards

Proxy Statement

(1) The actual vesting dates for unexercisable awards are as follows:

   (i) Remainder of unexercisable award will vest on February 8, 2025.

   (ii) One-half of the unexercisable award will vest on each of February 11, 2025 and 2026.

   (iii) One-third of the unexercisable award will vest on each of February 10, 2025, 2026 and 2027.

   (iv) One-fourth of the unexercisable award will vest on each of February 9, 2025, 2026, 2027 and 2028.

(2) For all NEOs, this column represents annual RSU grants which vest over four years.

(3) The market value of the YUM awards are calculated by multiplying the number of shares covered by the award by $134.16, the closing price of YUM stock on the NYSE on December 31, 2024.

(4) The awards reflected in this column are unvested performance-based PSU awards with three-year performance periods that are scheduled to vest on December 31, 2025 and 2026 if the performance targets are met. In accordance with SEC rules, the PSU awards are reported at their maximum payout value.

Option Exercises and Stock Vested

The table below shows the number of shares of YUM and YUM China common stock acquired during 2024 upon exercise of stock option and SAR awards and vesting of stock awards in the form of RSUs and PSUs, each including accumulated dividends and before payment of applicable withholding taxes and broker commissions.

	Option/SAR Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Name				
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Gibbs	75,638	7,321,135	125,115	16,511,856
Turner	—	—	14,705	1,962,522
Sami	62,046	3,712,101	10,450	1,394,202
Skeans	—	—	21,280	2,823,727
Tresvant	—	—	2,000	260,566
Catlett	6,887	563,594	23,599	3,116,472

(1) For each of Messrs. Gibbs, Turner, Sami, Tresvant, Catlett and Ms. Skeans, this amount includes PSUs that vested on December 31, 2024 with respect to the 2022-2024 performance period and were paid out in 2025.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each NEO, under the YUM! Brands Retirement Plan ("Retirement Plan"), and the YUM! Brands Pension Equalization Plan ("PEP") determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Gibbs	Qualified Retirement Plan	36	1,999,576	—
	PEP	36	31,829,264	—
Skeans	Qualified Retirement Plan	24	732,711	—
	PEP	24	5,479,414	—

(i) Messrs. Turner, Tresvant and Catlett were hired after September 30, 2001, and Mr. Sami is located outside the United States and each is ineligible for the Company's actuarial pension plans. As discussed at page 82, Messrs. Turner, Tresvant and Catlett participate in LRP, and Mr. Sami participates in TCN.

YUM! Brands Retirement Plan

The Retirement Plan provides an integrated program of retirement benefits for salaried employees who were hired by the Company prior to October 1, 2001. The Retirement Plan replaces the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's final average earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's monthly normal retirement benefit from the plan is equal to

A.   3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B.   1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C.   0.43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction, the numerator of which is actual service as of date of termination, and the denominator of which is the participant's Projected Service.

Projected Service is the service that the participant would have earned if he had remained employed with the Company until his normal retirement age (generally age 65).

If a participant leaves employment after becoming eligible for early or normal retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's "Final Average Earnings" is determined based on his or her highest five consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the Company, including amounts under the YUM Leaders' Bonus Program. In general, base pay includes salary, vacation pay, sick pay and short-term disability payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he or she has been credited with at least five years of vesting service. Upon attaining five years of vesting service, a participant becomes 100% vested. All NEOs eligible for the Retirement Plan are 100% vested.

Normal Retirement Eligibility

A participant is eligible for normal retirement following the later of age 65 and 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for early retirement upon reaching age 55 with 10 years of vesting service. A participant who has met the requirements for early retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1/12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

Proxy Statement

The table below shows when each of the NEOs became or becomes eligible for early retirement and the estimated lump sum value of the benefit each participant would receive from YUM plans (both qualified and non-qualified) if he or she retired from the Company on December 31, 2024 and received a lump sum payment.

Name	Earliest Retirement Date	Estimated Lump Sum from a Qualified Plan[1]	Estimated Lump Sum from a Non-Qualified Plan[2]	Total Estimated Lump Sums
David W. Gibbs	April 1, 2018	$ 2,069,488	$ 32,121,791	$ 34,191,279
Tracy L. Skeans	February 1, 2028	$ 1,581,159	$ 10,318,167	$ 11,899,326

(1) The Retirement Plan

(2) PEP

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest rate assumptions in the Retirement Plan for participants who would actually commence benefits on January 1, 2025. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for early or normal retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3).

PEP

The PEP is an unfunded, non-qualified plan that complements the Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

PEP retirement distributions are always paid in the form of a lump sum. Lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

Present Value of Accumulated Benefits

For all plans, the present value of accumulated benefits (determined as of December 31, 2024) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations at each measurement date.

Nonqualified Deferred Compensation

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's EID, LRP and TCN plans. These plans are unfunded, unsecured, deferred, account-based compensation plans. For each calendar year, participants are permitted under the EID Program to defer up to 85% of their base pay and up to 100% of their annual cash incentive award.

EID Program

Deferred Investments under the EID Program. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives (12-month investment returns, as of December 31, 2024, are shown in parentheses):

- YUM! Stock Fund (4.48%*)
- YUM! Matching Stock Fund (4.48%*)
- S&P 500 Index Fund (24.99%)
- Bond Market Index Fund (1.38%)
- Stable Value Fund (2.93%)

---

* Assumes dividends are reinvested.

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments; that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Matching Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Matching Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the YUM! Matching Stock Fund at the time the annual incentive deferral election is made. In the case of the YUM! Matching Stock Fund, participants who defer their annual incentive into this fund acquire additional phantom shares (RSUs) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the YUM! Matching Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Eligible amounts attributable to the matching contribution under the YUM! Matching Stock Fund are included in column (c) below as contributions by the Company (and represent amounts actually credited to the NEO's account during 2024).

Beginning with their 2009 annual incentive award, those who are eligible for annual PSU awards are no longer eligible to participate in the YUM! Matching Stock Fund.

RSUs attributable to annual incentive deferrals into the YUM! Matching Stock Fund and matching contributions vest on the second anniversary of the grant (or upon a change of control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's YUM! Matching Stock Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the participant will receive an amount equal to the original amount deferred, and effective, January 1, 2024, the portion attributable to the matching contribution. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. In the case of a participant who has attained age 55 with 10 years of service, or age 65 with five years of service, RSUs attributable to bonus deferrals into the YUM! Matching Stock Fund vest immediately and RSUs attributable to the matching contribution vest on the second anniversary of the deferral date.

Distributions under EID Program. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year – whether or not employment has then ended – or at a time that begins at or after the executive's retirement, separation or termination of employment. Distributions can be made in a lump sum or quarterly or annual installments for up to 20 years. Initial deferrals are subject to a minimum two-year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)

Proxy Statement

▪ To delay a previously scheduled distribution,
- A participant must make an election at least one year before the distribution otherwise would be made, and
- The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Matching Stock Fund are only distributed in shares of Company stock.

Leadership Retirement Plan

LRP Account Returns. The LRP provides an annual earnings credit to each participant's account based on the value of participant's account at the end of each year. Under the LRP, Messrs. Turner, Catlett and Tresvant will receive an annual earnings credit equal to the Moody's Aa Corporate Bond Yield Average for maturities 20 years and above (5.05% as of December 31, 2024) of their account balances. The Company's contribution ("Employer Credit") for 2024 was equal to 4% of salary plus target bonus for Messrs. Turner and Tresvant and 8% of salary plus target bonus for Mr. Catlett.

Distributions under LRP. Under the LRP, participants who became eligible to participate in the plan before January 1, 2019 and are age 55 or older are entitled to a lump sum distribution of their account balance in the quarter following their separation of employment. Alternatively, these participants may elect to be paid in 5 or 10-year installments following the attainment of age 55. If these participants are under age 55 with a vested LRP benefit that, combined with any other deferred compensation benefits covered under Code Section 409A exceeds $23,000, they will not receive a distribution until the calendar quarter that follows the participant's 55th birthday. Participants who become eligible to participate in LRP after January 1, 2019 (including Messrs. Turner and Tresvant) will receive a lump sum distribution following separation from employment.

Third Country National Plan

TCN Account Returns. The TCN provides an annual earnings credit to each participant's account based on the value of each participant's account at the end of each year. Under the TCN, Mr. Sami receives an annual earnings credit equal to 5%. For Mr. Sami, the Employer Credit for 2024 was equal to 15% of his salary plus target bonus.

Distributions under TCN. Under the TCN, participants age 55 or older are entitled to a lump sum distribution of their account balance in the quarter following their separation of employment. Participants under age 55 who separate employment with the Company will receive interest annually and their account balance will be distributed in the quarter following their 55th birthday, provided however, that account balances of $23,000 or less will be distributed in the quarter following their separation of employment, taking into account any other deferred compensation benefits required to be aggregated with TCN under Code Section 409A.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
(a)		(b)	(c)	(d)	(e)	(f)
Gibbs	EID	—	—	599,290	—	5,379,741
	Total	—	—	599,290	—	5,379,741
Turner	EID	—	—	—	—	—
	LRP	—	81,400	15,650	3,036	403,919
	Total	—	81,400	15,650	3,036	403,919
Sami	EID	—	—	—	—	—
	TCN	—	255,178	117,612	—	2,725,035
	Total	—	255,178	117,612	—	2,725,035
Skeans	EID	—	—	65,030	—	656,653
	Total	—	—	65,030	—	656,653
Tresvant	EID	—	—	—	—	—
	LRP	—	63,000	4,859	6,634	157,449
	Total	—	63,000	4,859	6,634	157,449
Catlett	EID	—	—	—	—	—
	LRP	—	127,100	35,871	5,259	868,021
	Total	—	127,100	35,871	5,259	868,021

(1) Amounts in column (b) reflect deferred amounts that were also reported as compensation in our Summary Compensation Table filed last year or, would have been reported as compensation in our Summary Compensation Table last year if the executive were a NEO, and deferrals of base salary into the EID Program.

(2) Amounts in column (c) reflect Company contributions for EID and LRP and TCN allocations. See footnote 6 of the Summary Compensation Table for more detail.

(3) Amounts in column (d) reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program or the earnings credits provided under the LRP and TCN described in the narrative above this table. The EID Program earnings are market based returns and, therefore, are not reported in the Summary Compensation Table. For Messrs. Turner, Sami, Tresvant and Catlett of the earnings reflected in this column, none were deemed above market earnings accruing to their accounts under the LRP and TCN.

(4) All amounts shown in column (e) were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon their account balance under the EID Program or LRP/TCN for 2024.

Gibbs	—
Turner	3,036
Sami	—
Skeans	—
Tresvant	6,634
Catlett	5,259

(5) Amounts reflected in column (f) are the year-end balances for each executive under the EID Program and the LRP and TCN. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2024 and prior years.

Gibbs		—
Turner	$	397,970
Sami	$	501,709
Skeans		—
Tresvant	$	63,000
Catlett	$	127,000

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2024, given the NEO's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

SAR Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2024, they could exercise the SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Year-End table on page 77, otherwise all SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired, died or become disabled as of December 31, 2024, exercisable SARs would remain exercisable through the term of the award and unvested shares would continue to vest if the award was granted at least one year before retirement and vesting would be accelerated for all SARs in the event of death. Except in the case of a change in control or death, no SARs become exercisable on an accelerated basis. As of December 31, 2024, in the case of an involuntary termination of employment following a change in control or death, each NEO would receive the following: Mr. Gibbs $3,068,525, Mr. Turner $701,221, Mr. Sami $243,419, Ms. Skeans $755,524, Mr. Tresvant $226,265 and Mr. Catlett $610,544.

RSU Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2024, all unvested RSUs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired, died or become disabled as of December 31, 2024, unvested annual RSUs would continue to vest if the award was granted at least one year before retirement and vesting would be accelerated for all annual RSUs in the event of death (CEO Award RSUs receive pro rata vesting in the event of death or retirement). Except in the case of a change in control or death, no RSUs become vested on an accelerated basis. As of December 31, 2024, in the case of an involuntary termination of employment following a change in control or death, each NEO would receive the following: Mr. Gibbs $6,937,613, Mr. Turner $1,699,102, Mr. Sami $2,497,955, Ms. Skeans $1,696,094, Mr. Tresvant $1,493,155 and Mr. Catlett $1,392,551.

Executive Income Deferral Program. As described in more detail beginning at page 81, the NEOs participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 81 includes each NEO's aggregate balance at December 31, 2024. The NEOs are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 81.

In the case of an involuntary termination of employment as of December 31, 2024, each NEO would receive the following: Mr. Gibbs $5,379,741, Mr. Turner $0, Mr. Sami $0, Ms. Skeans $656,653, Mr. Tresvant $0 and Mr. Catlett $0. As discussed at page 81, these amounts reflect base salary or bonuses previously deferred by the executive and appreciation on these deferred amounts (see page 81 for discussion of investment alternatives available under the EID). Thus, these EID account balances represent deferred base salary or bonuses (earned in prior years) and appreciation of their accounts based primarily on the performance of the Company's stock.

Leadership Retirement Plan. Under the LRP, participants who become eligible to participate after January 1, 2019 (including Messrs. Turner, Tresvant and Catlett) will receive a lump sum distribution following separation from employment unless they elect to be paid in 5 or 10-year installments after attaining age 54. In case of termination of employment as of December 31, 2024, Mr. Turner would have received $403,919, Mr. Tresvant would have received $157,449 and Mr. Catlett would have received $868,021.

Third Country National Plan. Under the TCN, participants age 55 or older are entitled to a lump sum distribution of their account balance in the quarter following their termination of employment. Participants under age 55 who terminate will receive interest annually and their account balance will be distributed in the quarter following their 55th birthday. In case of termination of employment as of December 31, 2024, Mr. Sami would have received $2,725,035.

Performance Share Unit Awards. If one or more NEOs terminated employment for any reason other than retirement or death or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the NEO had retired or died or been involuntarily terminated following a change in control, as of December 31, 2024, the PSU award would be paid out based on actual performance for the performance period (or target performance if termination were to occur in the same year the PSU was granted), subject to a pro rata reduction reflecting the portion of the performance period not worked by the NEO. If any of these payouts had occurred on December 31, 2024, Messrs. Gibbs, Turner, Sami, Tresvant, Catlett and Ms. Skeans would have been entitled to $6,064,589, $1,471,986, $1,211,883, $332,452, $1,186,970 and $1,447,027, respectively, assuming target performance.

Pension Benefits. The Pension Benefits Table on page 78 describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of the annuity payable to each NEO assuming termination of employment as of December 31, 2024. The table on page 78 provides the present value of the lump sum benefit payable to each NEO when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the NEOs, see the All Other Compensation Table on page 74. If the NEOs had died on December 31, 2024, the survivors of Messrs. Gibbs, Turner, Sami, Tresvant and Catlett and Ms. Skeans would have received Company-paid life insurance of $3,000,000, $2,035,000, $1,000,000, $1,575,000, $1,589,000 and $2,035,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Gibbs, Turner and Tresvant and Ms. Skeans). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination;
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company; and
- outplacement services for up to one year following termination.

In March 2013, the Company eliminated excise tax gross-ups and implemented a best net after-tax method. See the Company's CD&A on page 70 for more detail.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change in control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change in control is deemed to occur:

 (i)   if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

 (ii)   if a majority of the directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii)   upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

Proxy Statement

In addition to the payments described above, upon a change in control:

- All outstanding SARs held by the executive and not otherwise exercisable will fully and immediately vest following a change in control if the executive is employed on the date of the change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control. See Company's CD&A on page 52 for more detail;

- RSUs under the Company's EID Program or otherwise held by the executive will automatically vest; and

- Pursuant to the Company's Performance Share Plan under the LTIP, all PSU awards awarded in the year in which the change in control occurs, will be paid out at target assuming a target level performance had been achieved for the entire performance period, subject to a pro rata reduction to reflect the portion of the performance period after the change in control. All PSUs awarded for performance periods that began before the year in which the change in control occurs will be paid out assuming performance achieved for the performance period was at the greater of target level performance or projected level of performance at the time of the change in control, subject to pro rata reduction to reflect the portion of the performance period after the change in control. In all cases, executives must be employed with the Company on the date of the change in control and involuntarily terminated upon or following the change in control and during the performance period. See Company's CD&A on page 52 for more detail.

If a change in control and each NEO's involuntary termination had occurred as of December 31, 2024, the following payments or other benefits would have been made or become available.

	Gibbs $	Turner $	Sami $	Skeans $	Tresvant $	Catlett $
Severance Payment	12,025,000	5,601,876	5,265,467	5,765,000	3,333,088	—
Annual Incentive	2,600,000	1,110,000	930,788	1,110,000	825,000	—
Accelerated Vesting of SARs	3,068,525	701,221	243,419	755,524	226,265	610,544
Accelerated Vesting of RSUs	6,937,613	1,699,102	2,497,955	1,696,094	1,493,155	1,392,551
Acceleration of PSU Performance/Vesting	6,064,589	1,471,986	1,211,883	1,447,027	332,452	1,186,970
Outplacement	25,000	25,000	25,000	25,000	25,000	—
TOTAL	**30,720,727**	**10,609,185**	**10,174,512**	**10,798,645**	**6,234,960**	**3,190,065**

In connection with his departure from the Company on March 1, 2025, Mr. Sami entered into a consulting agreement with the Company whereby he will receive a monthly consulting fee of $70,834 for the twelve-month period beginning on March 2, 2025. In Mr. Catlett's case, since he was no longer in an executive officer role as of December 31, 2024, he would no longer have been entitled to the severance, annual incentive, and outplacement components available as part of a change in control. However, he would have received accelerated vesting of his outstanding equity by ordinary operation of the LTIP and his award agreements. Separately, and in connection with his stepping down as Chief Legal and Franchise Officer effective after October 31, 2024, Mr. Catlett entered into an agreement to serve as a special advisor to the Company through March 31, 2025 during which time he would receive his then current salary and benefits and be eligible for an unreduced annual cash incentive award for 2024 (all of which amounts earned in 2024 are reflected in the Summary Compensation Table on page 73). Subject to his compliance with the agreement, Mr. Catlett would thereafter be entitled to receive 12 months of continued salary and an annual cash incentive award for 2025, as well as lump sum cash payments equal to $350,000, which included amounts for outplacement. The vesting of Mr. Catlett's outstanding equity awards was not accelerated.

CEO Pay Ratio

Each year the Company and our franchisees around the world create thousands of restaurant jobs, which are part-time, entry-level opportunities to grow careers at our KFC, Pizza Hut, Taco Bell and The Habit Burger & Grill brands. As evidence of the opportunities these positions create, approximately 80% of our Company-owned Restaurant General Managers ("RGMs") located in the U.S. have been promoted from other positions in our restaurants and such RGMs often earn competitive pay greater than the average American household income. In the United States, approximately 90% of our Company-owned restaurant employees are part-time and at least 50% have been employed by the Company for less than a year.

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Gibbs, our Chief Executive Officer (our "CEO").

To identify the 2024 median employee, we used the December 2024 base wages or base salary information for all employees who were employed by us on December 31, 2024, excluding our CEO. We included all full-time and part-time employees and annualized the employees' base salary or base wages to reflect their compensation for 2024. We believe the use of base wages or base salary for all employees is a consistently applied compensation measure.

The employee that was used for purposes of calculating the ratio below was similarly situated to the employee (the "2023 median employee") that was identified as the median employee for purposes of the CEO pay ratio disclosure included in the proxy statement for our 2024 annual meeting of shareholders (the "2023 Pay Ratio Disclosure") because there has been no material change in our employee population or employee compensation arrangements since the 2023 median employee was identified that we believe would significantly impact our pay ratio disclosure.

As of December 31, 2024, our global workforce used for determining the pay ratio was approximately 35,000 employees (approximately 25,000 in the U.S. and 10,000 internationally).

After calculating employee compensation, our median employee was identified as a part-time Taco Bell restaurant employee in the United States. After identifying the median employee, we calculated total annual compensation in accordance with the requirements of the Summary Compensation Table.

For 2024, the total compensation of our CEO, as reported in the Summary Compensation Table at page 73, was $24,706,462. The total compensation of our median employee was estimated to be $17,160. As a result, we estimate that our CEO to median employee pay ratio is 1440:1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance of the Company. The Management Planning and Development Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions. For further information about how we align executive compensation with the company's performance, see "Compensation Discussion and Analysis" on page 52 above. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to SARs, RSUs and PSUs. See the "2024 Option Exercises and Stock Vested" table on page 78 for more information.

The following table sets forth additional compensation information of our Chief Executive Officer (CEO) and our non-CEO NEOs along with total shareholder return, net income, and Core Operating Profit Growth performance results for 2020, 2021, 2022, 2023 and 2024.

					Value of Initial Fixed $100 Investment Based On:			
Year[1]	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO ($)[2][3]	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs($)[2][3]	Total Shareholder Return ($)[9]	Peer Group Total Shareholder Return ($)[9]	Net Income ($)	Core Operating Profit Growth[10]
2024	24,706,462	10,763,339 [4]	5,324,145	4,140,120 [4]	146	193	1,486,000,000	8%
2023	21,238,955	19,362,404 [5]	5,606,206	5,685,564 [5]	140	149	1,597,000,000	12%
2022	16,671,654	16,099,314 [6]	4,984,077	4,629,758 [6]	134	104	1,325,000,000	5%
2021	27,578,659	45,011,805 [7]	8,305,919	13,880,647 [7]	143	166	1,575,000,000	18%
2020	14,631,451	10,894,204 [8]	4,294,455	4,270,359 [8]	110	133	904,000,000	(7)%

(1) The CEO and NEOs included in the above compensation columns reflect the following:

Year	CEO	NEOs
2024	David Gibbs	Chris Turner, Sabir Sami, Tracy Skeans, Sean Tresvant, Scott Catlett
2023	David Gibbs	Chris Turner, Tracy Skeans, Sabir Sami, Aaron Powell
2022	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Aaron Powell
2021	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Tony Lowings

(2) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (1) for RSU awards, closing price of YUM common stock on applicable year-end dates or, in the case of vesting dates, the actual vesting price, (2) for PSU awards, the same valuation methodology as RSU awards above except year-end and vesting date values are multiplied by the probability of achievement or actual results, as applicable, as of each such date and, for PSU awards with market-based conditions, the probability is determined based on the outcome of a Monte Carlo simulation and (3) for SARs, the fair value calculated by a Black-Scholes option-pricing model as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair values but using the closing YUM or YUM China common stock price on the applicable revaluation date as the current market price as of the revaluation date, and in all cases based on expected term, as determined using the simplified method, volatility, dividend rates and risk free rates determined as of the revaluation date. The simplified method was used to determine expected term as of the revaluation date as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for awards with remaining contractual terms of less than 10 years.

(3) For the portion of "Compensation Actually Paid" that is based on year-end stock prices, the following prices were used: for 2024: $134.16 (a 3% increase from prior year); for 2023: $130.66 (a 2% increase from prior year); for 2022: $128.08 (an 8% reduction from prior year), for 2021: $138.86 (a 28% increase from prior year), and for 2020: $108.56 (an 8% increase from prior year).

(4) 2024 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2024 Summary Compensation Table (SCT)	**24,706,462**	**5,324,145**
Less, Value of Stock & Option Awards Reported in SCT	12,492,167	2,644,292
Less, Change in Pension Value in SCT	8,869,045	237,218
Plus, Pension Service Cost and impact of Pension Plan Amendments	593,949	49,134
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	11,145,269	2,359,184
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	(1,776,592)	(301,769)
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(2,544,537)	(409,064)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*(13,943,123)*	*(1,184,025)*
"Compensation Actually Paid" for Fiscal Year 2024	**10,763,339**	**4,140,120**

(5) 2023 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2023 Summary Compensation Table (SCT)	**21,238,955**	**5,606,206**
Less, Value of Stock & Option Awards Reported in SCT	11,971,618	2,602,626
Less, Change in Pension Value in SCT	2,999,005	93,896
Plus, Pension Service Cost and impact of Pension Plan Amendments	602,421	57,783
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	12,975,399	2,820,850
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	1,934,143	369,155
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(2,417,891)	(471,908)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*(1,876,551)*	*79,358*
"Compensation Actually Paid" for Fiscal Year 2023	**19,362,404**	**5,685,564**

(6) 2022 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2022 Summary Compensation Table (SCT)	**16,671,654**	**4,984,077**
Less, Value of Stock & Option Awards Reported in SCT	11,763,389	2,342,510
Less, Change in Pension Value in SCT	367,990	—
Plus, Pension Service Cost and impact of Pension Plan Amendments	623,605	82,464
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	13,486,323	2,685,599
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	(730,276)	(185,202)
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(1,820,613)	(594,670)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*(572,340)*	*(354,319)*
"Compensation Actually Paid" for Fiscal Year 2022	**16,099,314**	**4,629,758**

Proxy Statement

(7) 2021 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2021 Summary Compensation Table (SCT)	**27,578,659**	**8,305,919**
Less, Value of Stock & Option Awards Reported in SCT	15,936,623	4,449,129
Less, Change in Pension Value in SCT	4,789,314	203,750
Plus, Pension Service Cost and impact of Pension Plan Amendments	1,597,763	73,389
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	28,021,727	7,768,744
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	7,360,149	2,090,847
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	1,179,444	294,627
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*17,433,146*	*5,574,728*
"Compensation Actually Paid" for Fiscal Year 2021	**45,011,805**	**13,880,647**

(8) 2020 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2020 Summary Compensation Table (SCT)	**14,631,451**	**4,294,455**
Less, Value of Stock & Option Awards Reported in SCT	8,146,446	1,963,535
Less, Change in Pension Value in SCT	4,517,703	463,105
Plus, Pension Service Cost and impact of Pension Plan Amendments	445,160	52,089
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	8,657,431	2,206,217
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	351,871	196,358
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(527,560)	(52,120)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*(3,737,247)*	*(24,096)*
"Compensation Actually Paid" for Fiscal Year 2020	**10,894,204**	**4,270,359**

(9) Company and Peer Group TSR reflects the Company's peer group (S&P 500 Consumer Discretionary Index) as reflected in our Annual Report on the Form 10-K for the fiscal year ended December 31, 2024. Each year reflects what the cumulative value of $100 would be, including the reinvestment of dividends, if such amount were invested on December 27, 2019.

(10) Core Operating Profit is a non-GAAP measure. Core Operating Profit is determined by excluding from Operating Profit both Special Items, which the Company does not believe are indicative of our ongoing operations due to their size and/or nature, and the impacts of foreign currency translation. Special Items include, among other items, gain or loss associated with market-wide refranchisings, operating profit or loss associated with the decision to cease operations in Russia, and certain charges associated with resource optimization. See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2024 for a discussion of Core Operating Profit in 2024. Core Operating Profit Growth shown above excludes the impact of a 53rd week in 2024 and for 2020 based on a 53rd week in 2019.

Pay versus Performance Descriptive Disclosure

We chose Core Operating Profit Growth as our Company Selected Measure for evaluating Pay versus Performance because it is a key metric in our annual bonus (50% weighting) and annual PSU plans (50% weighting) in 2024. Over the five-year period from 2020 to 2024, our TSR was generally trending in a similar direction (or exceeding for 2022) as the TSR for our peer group. The increase in the Company's TSR lagged our peers in 2020, 2021, 2023 and 2024, while our 2022 TSR performance significantly outpaced that of our peers, although our "Compensation Actually Paid" to our NEOs in 2022 decreased compared to what is reported in the Summary Compensation Table. There is generally a directionally corresponding relationship between TSR and "Compensation Actually Paid" between 2020 and 2024. As TSR increased or declined, "Compensation Actually Paid" increased or decreased accordingly. Between 2020 and 2024, we see a similar directionally corresponding relationship between Net Income and "Compensation Actually Paid." As Net Income increased or declined over the five-year period, "Compensation Actually Paid" increased or decreased accordingly. Core Operating Profit Growth is a performance measure in both our annual bonus and PSU plans and, accordingly, we observed a correlation between Core Operating Profit Growth and "Compensation Actually Paid." However, the increase in "Compensation Actually Paid" in 2021 was driven largely by the one-time Accelerating Profitable Growth PSU grant made to our CEO and NEOs in 2021.

Pay versus Performance Tabular List

The table below lists our most important financial performance measures used to link "Compensation Actually Paid" for our CEO and NEOs to company performance, over the year ending December 31, 2024. These measures are used to determine the annual bonus and PSU payouts for each of the CEO and the other NEOs. Core Operating Profit Growth, Same Store Sales Growth and Net New Unit Growth are key metrics under our annual bonus plan, while Core Operating Profit Growth and System Sales Growth are the primary metrics under our annual PSU plan. For more information on our annual bonus and PSUs, see the Compensation Discussion and Analysis, beginning on page 52 of this Proxy Statement. The performance measures included in this table are not ranked by relative importance.

Most Important Financial Performance Measures
Core Operating Profit Growth
System Sales Growth
Net New Unit Growth
Same Store Sales Growth
Total Shareholder Return

Proxy Statement

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2024, the equity compensation plans under which we may issue shares of stock to our directors, officers, current employees and former employees. Those plans include the Long Term Incentive Plan (the "LTIP") and the Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,254,947[1]	99.61[2]	23,866,865[3]
Equity compensation plans not approved by security holders	9,311[4]	57.96[2]	—
TOTAL	**4,264,258**[1]	**99.53**[2]	**23,866,865**[3]

(1) Includes 2,075,648 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding Options and SARs only.

(3) Includes 11,933,432 shares available for issuance of awards of stock units, restricted stock, restricted stock units and performance share unit awards under the LTIP.

(4) Awards are made under the RGM Plan.

What are the key features of the LTIP?

The LTIP provides for the issuance of up to 92,600,000 shares of stock as non-qualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares or performance units. Only our employees and directors are eligible to receive awards under the LTIP. The purpose of the LTIP is to motivate participants to achieve long range goals, attract and retain eligible employees, provide incentives competitive with other similar companies and align the interest of employees and directors with those of our shareholders. The LTIP is administered by the Management Planning and Development Committee of the Board of Directors (the "Committee"). The exercise price of a stock option grant or SAR under the LTIP may not be less than the closing price of our stock on the date of the grant, and no options or SARs may have a term of more than ten years. The options and SARs that are currently outstanding under the LTIP generally vest over a one-to-four-year period and expire ten years from the date of the grant. Our shareholders approved the LTIP in 1999, and the plan as amended in 2003, 2008 and 2016.

What are the key features of the RGM Plan?

Effective May 20, 2016, we canceled the remaining shares available for issuance under the RGM Plan, except for the approximately 220,000 shares necessary to satisfy then outstanding awards. No future awards will be made under the RGM Plan. The RGM Plan has provided for the issuance shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allowed us to award non-qualified stock options, SARs, restricted stock and RSUs. Employees, other than executive officers, have been eligible to receive awards under the RGM Plan. The purpose of the RGM Plan was (i) to give restaurant general managers ("RGMs") the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees have been eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four-year vesting and expire after ten years. The RGM Plan is administered by the Committee, and the Committee has delegated its responsibilities to the Chief People and Culture Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee (for purposes of this report, the "Committee") are Paget L. Alves, M. Brett Biggs, Tanya L. Domier, Susan Doniz, and Annie Young-Scrivner. Mr. Alves serves as chair of the Committee.

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Alves, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Alves has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member of the Committee is financially literate within the meaning of the NYSE listing standards.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective January 26, 2023. The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our Web site at *http://investors.yum.com/committee-composition-and-charters.*

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of the Company's internal audit function and independent auditors, and the Food pillar of the Company's environmental, social and governance strategy referred to as the Yum! Recipe for Good Growth. The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). KPMG LLP has served as the Company's independent auditors since 1997. Each year, the Committee evaluates the performance, qualifications and independence of the independent auditors. The Committee is also involved in the selection of the lead audit partner. In evaluating the Company's independent auditors, the Committee considers the quality of the services provided, as well as the independent auditors' and lead partner's capabilities and technical expertise and knowledge of the Company's operations and industry.

The Committee met 8 times during 2024. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and that the Company's internal control over financial reporting is effective. The Committee has also relied, without independent verification, on the opinion of the independent auditors included in their report regarding the Company's financial statements and effectiveness of internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. With respect to each 2024 fiscal reporting period, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussions with the independent auditors of matters required to be discussed pursuant to Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301 (Communication with Audit Committees), including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax and other services), on the amount of fees and scope of audit, audit-related, tax and other services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee reviewed and discussed the Company's enterprise risk management program and key risks, including the Company's business and financial technology risk exposure, which includes data privacy and data protection, information security and cybersecurity. It also reviewed and discussed risks relating to the Food pillar of the Yum! Recipe for Good Growth, including food safety and supply chain risk. The Committee also reviewed and discussed legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2024?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors and shareholders, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Paget L. Alves, Chairperson
M. Brett Biggs
Tanya L. Domier
Susan Doniz
Annie Young-Scrivner

Additional Information

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies are being solicited principally by mail, by telephone and through the Internet. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience, to reduce our environmental impact and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.computershare.com*, click on Shareholder Account Access, log in and locate the option to receive Company mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, Computershare, Inc., 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202 or by logging onto our Transfer Agent's website at *www.computershare*.com and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail Computershare, Inc.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 298-6986 or by sending an e-mail to *yum.investor@yum.com*.

Proxy Statement

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2026 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 by December 5, 2025. The proposal should be sent to the attention of the Corporate Secretary.

Under our bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders that is not included in our proxy statement. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices and you must include information set forth in our bylaws. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2026 Annual Meeting no later than the date specified in our bylaws. If the 2026 Annual Meeting is not held within 30 days before or after the anniversary of the date of this year's Annual Meeting, then the nomination or item of business must be received by the tenth day following the earlier of the date of mailing of the notice of the meeting or the public disclosure of the date of the meeting. Assuming that our 2026 Annual Meeting is held within 30 days of the anniversary of this Annual Meeting, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 14, 2026.

In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by the SEC's Rule 14a-19, which notice must be postmarked or transmitted electronically to our principal executive offices no later than 60 calendar days prior to the anniversary date of this year's Annual Meeting (or no later than March 16, 2026). However, if the date of the 2026 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2026 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by the Company.

In addition, our bylaws provide for proxy access for director nominations by shareholders (as described at page 18). A shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of YUM common stock representing an aggregate of at least 3% of our outstanding shares, may nominate, and include in YUM's proxy materials, director nominees constituting up to 20% of YUM's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in YUM's bylaws. Notice of proxy access director nominees must be received no earlier than November 5, 2025, and no later than December 5, 2025.

The Board is not aware of any matters that are expected to come before the 2025 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairperson of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Appendix A

YUM! Brands, Inc. 2025 Long Term Incentive Plan (Effective as of May 15, 2025)

SECTION 1
GENERAL

1.1 **PURPOSE.** YUM! Brands, Inc. ("YUM!") has established the YUM! Brands, Inc. Long Term Incentive Plan to (a) attract and retain persons eligible to participate in the Plan; (b) motivate Participants, by means of appropriate incentives, to achieve long-range goals; (c) provide incentive compensation opportunities that are competitive with those of other similar companies; and (d) align the interests of Participants with those of YUM!'s shareholders.

1.2 **PARTICIPATION.** Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become "Participants" in the Plan.

1.3 **OPERATION, ADMINISTRATION, AND DEFINITIONS**. The operation and administration of the Plan shall be vested in the Committee, as described in Section 7 Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of Section 9 hereof).

SECTION 2
OPTIONS AND SARS

2.1 **DEFINITIONS.**

(a) The grant of an "Option" entitles the Participant to purchase shares of Stock at an Exercise Price (as defined in subsection 2.4) and during a specified time established by the Committee. Any Option granted under this Section 2 may be either a non-qualified option (an "NQO") or an incentive stock option (an "ISO"), as determined in the discretion of the Committee. An "NQO" is an Option that is not intended to be an "incentive stock option" as that term is described in Code Section 422(b). An "ISO" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Code Section 422(b). An Option will be deemed to be a Non-Qualified Stock Option unless it is specifically designated by the Committee as an Incentive Stock Option and/or to the extent that it does not meet the requirements of an ISO.

(b) A stock appreciation right (an "SAR") entitles the Participant to receive, in cash or Stock, value equal to (or otherwise based on) the excess of: (i) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (ii) an Exercise Price established by the Committee.

2.2 **ELIGIBILITY.** The Committee shall designate the Participants to whom Options or SARs are to be granted under this Section 2 and shall determine the number of shares of Stock subject to each such Option or SAR and the other terms and conditions thereof, not inconsistent with the Plan. Without limiting the generality of the foregoing, the Committee may not grant dividends or dividend equivalents (current or deferred) with respect to any Option or SAR granted under the Plan. ISOs may only be granted to employees of YUM! or a Subsidiary.

2.3 **LIMITS ON ISOs.** If the Committee grants ISOs, then to the extent that the aggregate fair market value of shares of Stock with respect to which ISOs are exercisable for the first time by any individual during any calendar year (under all plans of YUM! and its Subsidiaries) exceeds $100,000, such Options shall be treated as NQOs to the extent required by Code Section 422. Any Option that is intended to constitute an ISO shall satisfy any other requirements of Code Section 422 and, to the extent such Option does not satisfy such requirements, the Option shall be treated as a NQO.

2.4 **EXERCISE PRICE.** The "Exercise Price" of each Option or SAR granted under this Section 2 shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted; provided, however, that the Exercise Price shall not be less than the Fair Market Value of a share of Stock on the date of grant. Notwithstanding the foregoing, Options and SARs granted under the Plan in replacement for awards under plans and arrangements of YUM! or a Subsidiary that are assumed in business combinations may provide for Exercise Prices that are less than the Fair Market Value of the Stock at the time of the replacement grants if the Committee determines that such Exercise Price is appropriate to preserve the economic benefit of the award.

2.5 **EXERCISE.** An Option or SAR shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event shall an Option or SAR be exercisable later than the ten

(10)-year anniversary of the date on which the Option or SAR is granted (or such shorter period required by law or the rules of any stock exchange on which the Stock is listed).

2.6   ***PAYMENT OF OPTION EXERCISE PRICE.*** The payment of the Exercise Price of an Option granted under this Section 2 shall be subject to the following:

(a)   Subject to the following provisions of this subsection 2.6, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in paragraph 2.6(c), payment may be made as soon as practicable after the exercise).

(b)   The Exercise Price shall be payable in cash or by tendering (including by way of a net exercise), by either actual delivery of shares or by attestation, shares of Stock acceptable to the Committee, and valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee.

(c)   The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to YUM! a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

2.7   ***TANDEM GRANTS OF OPTIONS AND SARS***. An Option may but need not be in tandem with an SAR, and an SAR may but need not be in tandem with an Option (in either case, regardless of whether the original award was granted under this Plan or another plan or arrangement). If an Option is in tandem with an SAR, the Exercise Price of both the Option and SAR shall be the same, and the exercise of the corresponding tandem SAR or Option shall cancel the corresponding tandem SAR or Option with respect to a corresponding number of shares. If an SAR is in tandem with an Option but is granted after the grant of the Option, or if an Option is in tandem with an SAR but is granted after the grant of the SAR, the later granted tandem Award shall have the same Exercise Price as the earlier granted Award, but in no event less than the Fair Market Value of a share of Stock at the time of such later grant.

2.8   ***NO REPRICING.*** Except for either adjustments pursuant to subsection 4.2 (relating to the adjustment of shares), or reductions of the Exercise Price approved by YUM!'s shareholders, the Exercise Price for any outstanding Option or SAR may not be decreased after the date of grant nor may an outstanding Option or SAR granted under the Plan be surrendered to YUM! as consideration for the grant of a replacement Option or SAR with a lower Exercise Price or a Full Value Award. Except as approved by YUM!'s shareholders, in no event shall any Option or SAR granted under the Plan be surrendered to YUM! in consideration for a cash payment if, at the time of such surrender, the Exercise Price of the Option or SAR is greater than the then current Fair Market Value of a share of Stock.

SECTION 3
FULL VALUE AWARDS

A "Full Value Award" is a grant of one or more shares of Stock or a right to receive one or more shares of Stock in the future (including restricted stock, restricted stock units, performance shares, and performance units) which is contingent on continuing or past service, the achievement of performance objectives during a specified period of performance, or other restrictions (or no restrictions) as determined by the Committee. The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to dividend or dividend equivalent rights and deferred payment or settlement and may be granted with no conditions or restrictions or contingencies in exchange for other consideration. Notwithstanding the foregoing, no dividends or dividend equivalent rights will be paid or settled on Full Value Awards that have not been earned or vested.

SECTION 4
STOCK RESERVED AND LIMITATIONS

4.1   ***SHARES RESERVED/LIMITATIONS.*** The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a)   The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or currently held or subsequently acquired by YUM! as treasury shares (to the extent permitted by law), including shares purchased in the open market or in private transactions.

(b)   Subject to the following provisions of this subsection 4.1, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 19,000,000 less the number of shares of Stock granted pursuant to the Prior Plan between December 31, 2024 and the Approval Date (the "Share Reserve"). For purposes of applying the limitations of this paragraph 4.1(b), each share of Stock delivered pursuant to Section 3 (relating to Full Value Awards) shall be counted as covering two shares of Stock, and shall reduce the number of shares of Stock available for delivery under this paragraph 4.1(b) by two shares except, however, in the case of restricted shares or restricted units delivered pursuant to the settlement of earned annual incentives, each share of Stock shall be counted as covering one share of Stock and shall reduce the number of shares of Stock available for delivery by one share.

(c)   To the extent provided by the Committee, any Award may be settled in cash rather than Stock. Shares of Stock covered by an Award shall only be counted as used to the extent that they are actually used. Without limiting the generality of the foregoing, to the extent any shares of Stock covered by an Award that are not issued or delivered to a Participant or beneficiary because (i) the Award is forfeited or canceled, (ii) the Award is settled in cash, (iii) the shares are used to satisfy the applicable tax withholding obligation or to pay the Exercise Price of an Option (whether through net settlement or otherwise), (iv) the shares were subject to a stock-settled SAR that were not issued upon the exercise of such SAR, or (v) because shares were repurchased on the open market with the proceeds of the Exercise Price of an Option, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan and shall again be available for issuance as Awards under the Plan. In addition, if the Exercise Price of any Option granted under the Plan is satisfied by tendering shares of Stock to YUM! (by either actual delivery or by attestation, including net exercise), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

(d)   Subject to the terms and conditions of the Plan, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries with respect to ISOs under the Plan shall be equal to the Share Reserve; provided, however, that to the extent that shares not delivered must be counted against this limit as a condition of satisfying the rules applicable to ISOs, such rules shall apply to the limit on ISOs granted under the Plan.

(e)   In no event shall the dollar value of the Award granted to any Director for any calendar year (determined as of the date of grant) exceed $750,000 plus, if applicable, a Board chair fee of an additional $340,000. If Awards are denominated in Stock but an equivalent amount of cash is delivered in lieu of delivery of shares of Stock, the limits of this paragraph 4.1(e) shall be applied based on the methodology used by the Committee to convert the number of shares of Stock into cash. If delivery of Stock is deferred until after the Stock has been earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the date the Stock is earned shall be disregarded.

4.2   ***ADJUSTMENTS TO SHARES OF STOCK AND AWARDS.*** If any change in corporate capitalization, such as a stock split, reverse stock split, or stock dividend; or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off, or sale or other disposition by YUM! of all or a portion of its assets, any other change in YUM!'s corporate structure, or any distribution to shareholders (other than a cash dividend that is not an extraordinary cash dividend) results in the outstanding shares of Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of YUM!, or for shares of stock or other securities of any other corporation (or new, different or additional shares or other securities of YUM! or of any other corporation being received by the holders of outstanding shares of Stock), or a material change in the market value of the outstanding shares of Stock as a result of the change, transaction or distribution, then equitable adjustments shall be made by the Committee, as it determines are necessary and appropriate, in:

(a)   the number and type of Shares (or other property) with respect to which Awards may be granted;

(b)   the number and type of Shares (or other property) subject to outstanding Awards;

(c)   the grant or Exercise Price with respect to outstanding Awards;

(d)   the limitations set forth in subsection 4.1 (including the limitations set forth in paragraph 4.1(g)); and

(e)   the terms, conditions or restrictions of outstanding Awards and/or Award Agreements;

provided, however, that all such adjustments made in respect of each ISO shall be accomplished so that such Option shall continue to be an ISO. However, in no event shall this subsection 4.2 be construed to permit a modification (including a replacement) of an Option or SAR if such modification either: (i) would result in accelerated recognition of income or imposition of additional tax under Code Section 409A; or (ii) would cause the Option or SAR subject to the modification (or cause a replacement Option or SAR) to be subject to Code Section 409A, provided that the restriction of this subparagraph (ii) shall not apply to any Option or SAR that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Code Section 409A.

SECTION 5
CHANGE IN CONTROL

5.1   ***GENERALLY***. Subject to the provisions of subsection 4.2 (relating to certain adjustments to shares) and unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any applicable governmental agencies or national securities exchange, or unless otherwise provided by the Committee in the Award Agreement or in an individual severance, employment or other agreement between the Company (or Subsidiary) and a Participant, the provisions of this Section 5 will apply in the event of a Change in Control.

5.2   ***PERFORMANCE AWARDS.*** Upon a Change in Control, (i) any performance conditions applicable to outstanding Full Value Awards with performance periods beginning prior to the year in which the Change in Control occurs will be deemed to have been achieved at the higher of (a) the target level of performance for the performance period in effect on

Proxy Statement

the date of the Change in Control or (b) the actual level of performance measured as of the date of the Change in Control, (ii) any performance conditions applicable to outstanding Full Value Awards with performance periods beginning during the year in which the Change in Control occurs will be deemed to have been achieved at the target level of performance for the performance period in effect on the date of the Change in Control, and (iii) in any case, such Awards will thereafter not be subject to any performance conditions, and (iv) subject to the terms and conditions of this Section 5, any service-based conditions applicable to such Awards will continue to apply as if the Change in Control had not occurred. The provisions of this subsection 5.2 will be applied prior to the provisions of subsection 5.3 or subsection 5.4 as applicable.

5.3 *CONTINUATION, ASSUMPTION, AND/OR REPLACEMENT OF AWARDS.* If, upon a Change in Control, then outstanding Awards under the Plan are continued under the Plan or are assumed by a successor to the Company and/or awards in other shares or securities are substituted for then outstanding Awards under the Plan pursuant to subsection 4.2 or otherwise (which continued, assumed, and/or substituted awards are referred to collectively herein as "Replacement Awards") then:

(a) each Participant's Replacement Awards will continue in accordance with their terms; and

(b) with respect to any Participant whose Termination Date has not occurred as of the Change in Control, if the Participant's Termination Date occurs by reason of termination by the Company or a Subsidiary without cause on or within twenty four (24) months following the Change in Control, then (i) all of the Participant's outstanding Replacement Awards that are Full Value Awards will be fully vested upon his or her Termination Date, subject to the terms of the Award Agreement, and will be settled or paid within thirty (30) days after the Termination Date or, if required by Code Section 409A, on the date that settlement or payment would have otherwise occurred under the terms of the Award and (ii) in the case of any Replacement Awards that are Options or SARs, the Replacement Award will be fully vested and exercisable as of the Termination Date and the exercise period will extend for three (3) years following the Termination Date or, if earlier, the expiration date of the Option or SAR.

Any Replacement Award shall have a value that is not materially less than the Award that it replaces.

5.4 *TERMINATION/ACCELERATION*. If, upon a Change in Control, the provisions of subsection 5.3 do not apply, all then outstanding Awards will become fully vested immediately prior to the Change in Control and will be cancelled in exchange for a cash payment or other consideration generally provided to shareholders in the Change in Control equal to the then current value of the Award, determined as though the Award was fully vested and exercisable (as applicable) and any restrictions applicable to such Award had lapsed immediately prior to the Change in Control; provided, however, that in the case of an Option or SAR, the amount of such payment may be equal to the excess of the aggregate per share consideration to be paid with respect to the cancellation of the Option or SAR over the aggregate Exercise Price of the Option or SAR (but not less than zero). For the avoidance of doubt, in the case of any Option or SAR with an Exercise Price that is greater than the per share consideration to be paid with respect to the cancellation of the Option or SAR pursuant to this subsection 5.4, the consideration to be paid with respect to cancellation of the Option or SAR may be zero. Any payment or settlement pursuant to this subsection 5.4 will be made within thirty (30) days after the Change in Control or, if required by Code Section 409A, on the date that payment or settlement would have otherwise occurred under the terms of the Award.

SECTION 6
MISCELLANEOUS

6.1 *EFFECTIVE DATE; DURATION; EFFECT ON OTHER PLANS.* The Plan will be effective as of the Approval Date. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan on or after the ten (10)-year anniversary of the Approval Date. Any awards made under the Prior Plan will continue to be subject to the terms of the Prior Plan, and no awards will be granted under the Prior Plan after the Approval Date.

6.2 *GENERAL RESTRICTIONS.* Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, YUM! shall have no liability to deliver any shares of Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

6.3 *TAX WITHHOLDING.* All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the Participant, through the surrender of shares of Stock which the Participant already owns, or through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan; provided, however, previously-owned Stock that has been held by the Participant or Stock to which the Participant is entitled under the Plan may only be used to satisfy the minimum tax withholding required by applicable law (or other tax withholding rates that will not have a negative accounting impact).

6.4 **_GRANT AND USE OF AWARDS._** Subject to subsection 4.1, in the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of YUM! or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by YUM! or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of YUM! or a Subsidiary, including the plans and arrangements of YUM! or a Subsidiary assumed in business combinations.

6.5 **_SETTLEMENT AND PAYMENTS._** Awards may be settled through cash payments, the delivery of shares of Stock, the granting of replacement Awards, or combination thereof as the Committee shall determine. Any Award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment (other than Option or SAR other than to the extent permitted by Code Section 409A), subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee.

6.6 **_TRANSFERABILITY._** Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

6.7 **_FORM AND TIME OF ELECTIONS._** Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

6.8 **_AGREEMENT WITH COMPANY._** An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an "Award Agreement" regardless of whether any Participant signature is required.

6.9 **_ACTION BY COMPANY OR SUBSIDIARY._** Any action required or permitted to be taken by YUM! or any Subsidiary shall be by resolution of its board of directors, or by action of one or more non-employee members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company, or by any employee of YUM! or a Subsidiary who is delegated by the board of directors authority to take such action.

6.10 **_GENDER AND NUMBER._** Where the context admits, words in any gender shall include any other gender (or no gender), words in the singular shall include the plural and the plural shall include the singular.

6.11 **_LIMITATION OF IMPLIED RIGHTS._**

(a) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of YUM! or any of the Subsidiaries whatsoever, including, without limitation, any specific funds, assets, or other property which YUM! or any of the Subsidiaries, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of YUM! or any of the Subsidiaries, and nothing contained in the Plan shall constitute a guarantee that the assets of YUM! or any of the Subsidiaries shall be sufficient to pay any benefits to any person.

(b) The Plan does not constitute a contract of employment or continued service, and selection as a Participant will not give any participating employee or other individual the right to be retained in the employ of YUM! or a Subsidiary or the right to continue to provide services to YUM! or a Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of YUM! prior to the date on which the individual fulfills all conditions for receipt of such rights.

6.12 **_EVIDENCE._** Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

6.13 **_MISCONDUCT._** If the Committee determines that a present or former employee has (a) used for profit or disclosed to unauthorized persons, confidential or trade secrets of YUM! or any Subsidiary; (b) breached any contract with or violated any fiduciary obligation to YUM! or any Subsidiary; or (c) engaged in any conduct which the Committee determines is injurious to YUM! or its Subsidiaries, the Committee may cause that employee to forfeit his or her outstanding awards under the Plan .

6.14 **RESTRICTIONS ON SHARES AND AWARDS.** The Committee, in its discretion, may impose such restrictions on shares of Stock acquired pursuant to the Plan, whether pursuant to the exercise of an Option or SAR, settlement of a Full Value Award or otherwise, as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares and forfeiture restrictions based on service, performance, Stock ownership by the Participant, conformity with YUM's recoupment, compensation recovery, or clawback policies and such other factors as the Committee determines to be appropriate. Without limiting the generality of the foregoing, unless otherwise specified by the Committee, any awards under the Plan and any shares of Stock issued pursuant to the Plan shall be subject to YUM!'s compensation recovery, clawback, and recoupment policies as in effect from time to time.

6.15 **FOREIGN INDIVIDUALS.** Notwithstanding any other provision of the Plan to the contrary, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. In furtherance of such purposes, the Committee may make such modifications, amendments, procedures and subplans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which YUM! or any of the Subsidiaries operates or has employees. The foregoing provisions of this subsection 6.15 shall not be applied to increase the share limitations of Section 4 or to otherwise change any provision of the Plan that would otherwise require the approval of YUM!'s shareholders.


SECTION 7
COMMITTEE


7.1 **ADMINISTRATION.** The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 7. The Committee shall be selected by the Board, and shall consist solely of two or more non-employee members of the Board. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. As of the Approval Date, the Committee shall mean the Management Planning and Development Committee of the Board of Directors.

7.2 **POWERS OF COMMITTEE.** The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, subject to the restrictions imposed by Section 8, to cancel or suspend Awards and to accelerate the vesting of any Award.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to conclusively interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of YUM!, and applicable state corporate law.

7.3 **DELEGATION BY COMMITTEE.** Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Until action to the contrary is taken by the Board or the Committee, the Committee's authority with respect to Awards and other matters concerning Participants below the Partners Council or Executive Officer level is delegated to the Chief Executive Officer or the Chief People and Culture Officer of YUM!.

7.4 **INFORMATION TO BE FURNISHED TO COMMITTEE.** YUM! and the Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of YUM! and the Subsidiaries as to an individual's or Participant's employment (or other provision of services), termination of employment (or cessation of the provision of services), leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

SECTION 8
AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan (and the Committee may amend any Award Agreement); provided, however, that no amendment or termination of the Plan or amendment of any Award Agreement may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted; and provided further that, adjustments pursuant to subsection 4.2 shall not be subject to the foregoing limitations of this Section 8; and provided further that, amendments to the provisions of subsection 2.8 (relating to Option and SAR repricing), amendments expanding the group of Eligible Individuals, or amendments increases in the number of shares reserved under the Plan pursuant to paragraphs 4.1(b) (total shares reserved), 4.1(d) (relating to the limitations on ISOs), and 4.1(e) (relating to limits on awards to Directors) will not be effective unless approved by YUM!'s shareholders; and provided further that, no other amendment shall be made to the Plan without the approval of YUM!'s shareholders if such approval is required by law or the rules of any stock exchange on which the Common Stock is listed. It is the intention of YUM! that, to the extent that any provisions of this Plan or any Awards granted hereunder are subject to Code Section 409A, the Plan and the Awards comply with the requirements of Code Section 409A and that the Board shall have the authority to amend the Plan as it deems necessary or desirable to conform to Code Section 409A. Notwithstanding the foregoing, neither YUM! nor the Subsidiaries guarantee that Awards under the Plan will comply with Code Section 409A and the Committee is under no obligation to make any changes to any Award to cause such compliance.

SECTION 9
DEFINED TERMS

In addition to the other definitions contained herein, the following definitions shall apply:

(a) **AFFILIATE.** The term "Affiliate" shall the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act.

(b) *APPROVAL DATE.* The term "Approval Date" shall mean the date on which YUM!'s shareholders approve the Plan.

(c) *AWARD.* The term "Award" shall mean any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, or Full Value Awards.

(d) *BOARD.* The term "Board" shall mean the Board of Directors of YUM!.

(e) *BENEFICIAL OWNER.* The term "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are properly filed on a Form 13-G.

(f) *CHANGE IN CONTROL.* Except as otherwise provided by the Committee, a "Change in Control" shall be deemed to have occurred if the event set forth in any one of the following subparagraphs shall have occurred:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of YUM! (not including in the securities beneficially owned by such Person any securities acquired directly from YUM! or its Affiliates) representing 20% or more of the combined voting power of YUM!'s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (I) of subparagraph (iii) below; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving; individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of YUM!), whose appointment or election by the Board or nomination for election by YUM!'s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of YUM! or any direct or indirect Subsidiary with any other corporation, other than (I) a merger or consolidation immediately following which those individuals who immediately prior to the consummation of such merger or consolidation, constituted the Board, constitute a majority of the board of directors of YUM! or the surviving or resulting entity or any parent thereof, or (II) a merger or consolidation effected to implement a recapitalization of YUM! (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of YUM! (not including in the securities beneficially owned by such Person any securities acquired directly from YUM! or its Affiliates) representing 20% or more of the combined voting power of YUM!'s then outstanding securities.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of YUM! immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of YUM! immediately following such transaction or series of transactions.

(g)   **CODE.** The term "Code" shall mean the Internal Revenue Code of 1986, as amended. A reference to any Code provision shall include reference to any successor provision of the Code.

(h)   **DIRECTOR.** For purposes of the Plan, the term "Director" shall mean a member of the Board who is not an officer or employee of YUM! or any Subsidiary.

(i)   **ELIGIBLE INDIVIDUAL.** For purposes of the Plan, the term "Eligible Individual" shall mean any officer, director or other employee of YUM! or its Subsidiaries, consultants, independent contractors or agents of YUM! or a Subsidiary, and persons who are expected to become officers, employees, directors, consultants, independent contractors or agents of YUM! or a Subsidiary (but effective no earlier than the date on which such individual begins to provide services to YUM! or a Subsidiary), including, in each case, Directors.

(j)   **EXCHANGE ACT.** The term "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(k)   **FAIR MARKET VALUE.** The "Fair Market Value" of a share of Stock as of any date shall mean the closing price of a share of Stock on such date as reported on the composite tape for securities listed on the New York Stock Exchange (or if no sales of Stock were made on said exchange on such date, on the next preceding day on which sales were made on such exchange). If the Stock is not at the time listed or admitted to trading on a stock exchange, the Fair Market Value shall be the closing average of the closing bid and asked price of a share of Stock on the date in question in the over-the-counter market, as such price is reported in a publication of general circulation selected by the Committee and regularly reporting the market price of Stock in such market. If the Stock is not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, the Fair Market Value shall be as determined by the Committee in good faith.

(l)   **PERSON.** The term "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) YUM! or any of its Affiliates; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of YUM! or any of its subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the shareholders of YUM! in substantially the same proportions as their ownership of stock of YUM!.

(m)   **PRIOR PLAN.** The term "Prior Plan" means the YUM! Brands, Inc. Long Term Incentive Plan, as amended and restated effective as of May 20, 2016 (and any predecessor plan thereto).

(n)   **SUBSIDIARIES.** The term "Subsidiary" shall mean any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent voting or profits interest is owned, directly or indirectly, by YUM! (or by any entity that is a successor to YUM!), and any other business venture designated by the Committee in which YUM! (or any entity that is a successor to YUM!) has a significant interest, as determined in the discretion of the Committee; provided, however, that except for options and SARs designated as intended to be subject to Code Section 409A, options and SARs shall not be granted to employees or directors of Subsidiaries unless the ownership of the Subsidiary satisfies Treas. Reg. § 1.409A-1(b)(5)(iii). For purposes of applying the Plan to an ISO, the term "Subsidiary" shall mean a subsidiary determined in accordance with Code Section 424(f).

(o)   **STOCK.** The term "Stock" shall mean shares of common stock of YUM!.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the fiscal year ended December 31, 2024
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 1-13163

Yum!

YUM! BRANDS, INC.
(Exact name of registrant as specified in its charter)

North Carolina	**13-3951308**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	*(Zip Code)*

(502) 874-8300
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	**YUM**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark	Yes	No
• Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated Filer ☐	Smaller Reporting Company ☐	Emerging Growth Company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
• Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
• Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

	Yes	No
• Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 30, 2024, computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was approximately $37 billion. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 17, 2025, was 279,101,936 shares.

Documents Incorporated by Reference

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 15, 2025, are incorporated by reference into Part III.

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Table of Contents

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Forward-Looking Statements

In this Form 10-K, as well as in other written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be generally identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "likely," "seek," "project," "model," "ongoing," "will," "should," "forecast," "outlook" or similar terminology. Forward-looking statements are based on and reflect our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those statements. There can be no assurance that our expectations, estimates, assumptions and/or projections will be achieved. Factors that could cause actual results and events to differ materially from our expectations, estimates, assumptions, projections and/or forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The forward-looking statements included in this Form 10-K are only made as of the date of this Form 10-K and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

PART I
Item 1. Business.

Yum! Brands, Inc. (referred to herein as "YUM", the "Registrant" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300. Our website address is https://www.yum.com.

YUM, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably. While YUM does not directly own or operate any restaurants, throughout this document we may refer to restaurants that are owned or operated by our subsidiaries as being Company-owned.

Overview of Business

YUM has over 61,000 restaurants in more than 155 countries and territories primarily operating under the four concepts of KFC, Taco Bell, Pizza Hut and Habit Burger & Grill (the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-inspired food and pizza categories, respectively. Habit Burger & Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. At December 31, 2024, 98% of our Concepts' units are operated by independent franchisees or licensees under the terms of franchise or license agreements. The terms franchise or franchisee within this Form 10-K are meant to describe third parties that operate units under either franchise or license agreements.

The following is a brief description of each Concept and a summary of our Concepts' operations as of and for the year ended December 31, 2024:

	Number of Units	% of Units International	Number of Countries and Territories	% Franchised	System Sales[a] (in Millions)
KFC Division	31,981	89%	150	99%	$34,452
Taco Bell Division	8,757	13%	33	94%	17,193
Pizza Hut Division	20,225	68%	111	99%	13,108
Habit Burger & Grill Division	383	2%	3	17%	713
YUM	61,346	70%	156	98%	$65,466

(a) Constitutes sales of all restaurants, both Company-owned and franchised. See further discussion of this performance metric within Part II, Item 7 of this Form 10-K.

KFC

KFC was founded in Corbin, Kentucky, by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. KFC restaurants across the world offer fried and non-fried chicken products such as sandwiches, chicken strips, chicken-on-the-bone and other chicken products marketed under a variety of names.

Taco Bell

The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, quesadillas, salads, nachos and other related items.

Pizza Hut

The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut specializes in the sale of ready-to-eat pizza products and operates in the delivery, carryout and casual dining segments around the world.

Habit Burger & Grill

The first Habit Burger & Grill restaurant opened in 1969 in Santa Barbara, California. The Habit Burger & Grill restaurant concept is built around a distinctive and diverse menu that includes chargrilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients.

Business Strategy

Through our Recipe for Good Growth we intend to deliver iconic restaurant brands and consistently drive better customer experiences, improved unit economics and higher rates of growth. Key enablers include accelerated use of digital and technology, increased collaboration and better leverage of our systemwide scale. This is done through a framework of three pillars: being Loved, Trusted and Connected.

Loved: We grow by delighting customers with craveable food and a distinctive experience. We innovate and elevate our iconic restaurant brands that people trust and champion, resulting in relevant, easy and distinctive brands.

Trusted: We operate responsibly with consistency and efficiency in our restaurants, across our system and in our communities. This includes a commitment to our priorities for social responsibility, risk management and sustainable stewardship of our people, food and planet.

Connected: We use our teamwork, technology and global scale to serve every customer, everywhere, anytime. Our unmatched operating capability allows us to recruit and equip the best restaurant operators in the world to deliver great customer experiences. And our commitment to bold restaurant development drives market and franchise unit expansion with strong economics.

Our unrivaled culture and talent and leading with smart, heart and courage are key to our success, fueling brand performance and franchise success.

Information about Operating Segments

As of December 31, 2024, YUM consists of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger & Grill Division which includes our worldwide operations of the Habit Burger & Grill concept

Franchise Agreements

The franchise programs of the Company are designed to promote consistency and quality, and the Company is selective in granting franchises. The Company is focused on partnering with franchisees who have the commitment, capability and capitalization to grow our Concepts. Franchisees can range in size from individuals owning just one restaurant to large publicly-traded companies. The Company has franchise relationships that are particularly important to our business, such as our relationship with Yum China (defined below) and our relationships with certain other large franchisees.

The Company currently has approximately 1,500 franchisees with whom we have franchise contracts. The Company utilizes both store-level franchise and master franchise programs to grow our businesses. Of our over 60,000 franchised units at December 31, 2024, approximately 35% operate under our master franchise programs, including over 15,400 units in mainland

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China. The remainder of our franchise units operate under store-level franchise agreements. Under both types of franchise programs, franchisees supply capital by purchasing or leasing the land, building, equipment, signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. In certain historical refranchising transactions the Company may have retained ownership of land and building and continues to lease them to the franchisee. Store-level franchise agreements typically require payment to the Company of certain upfront fees such as initial fees paid upon opening of a store, fees paid to renew the term of the franchise agreement and fees paid in the event the franchise agreement is transferred to another franchisee. Franchisees also pay monthly continuing fees based on a percentage of their restaurants' sales (typically between 4% to 6%) and are required to spend a certain amount to advertise and promote the brand. Under master franchise arrangements, the Company enters into agreements that allow master franchisees to operate restaurants as well as sub-franchise restaurants within certain geographic territories. Master franchisees are typically responsible for overseeing development within their territories and performing certain other administrative duties with regard to the oversight of sub-franchisees. In exchange, master franchisees retain a certain percentage of fees payable by the sub-franchisees under their franchise agreements and often pay lower fees for the restaurants they operate.

On October 31, 2016, we completed the spin-off of our China business into an independent, publicly-traded company under the name of Yum China Holdings, Inc. ("Yum China"). As our largest master franchisee, Yum China, pays the Company a continuing fee of 3% on system sales of our Concepts in mainland China. The use by Yum China of certain of our material trademarks and service marks is governed by a master license agreement between Yum Restaurants Consulting (Shanghai) Company Limited, a wholly-owned indirect subsidiary of Yum China, and YUM, through YRI China Franchising LLC, a subsidiary of YUM.

The Company seeks to maintain strong and open relationships with our franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on key aspects of the business, including products, technology, equipment, operational improvements and standards.

Restaurant Operations

Through its Concepts, YUM develops, operates and franchises a worldwide system of both traditional and non-traditional Quick Service Restaurants ("QSR"). Traditional units can feature dine-in, carryout, drive-thru and delivery services. Non-traditional units include express units that have a more limited menu, usually generate lower sales volumes and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

Most restaurants in each Concept offer consumers the ability to dine in, carryout and/or have the Concepts' food delivered either by store-level personnel or third-party delivery services such as aggregators. In addition, Taco Bell, KFC and Habit Burger & Grill offer a drive-thru option in many stores. Pizza Hut offers a drive-thru option on a much more limited basis.

Restaurant management structure varies by Concept, unit size and franchise organization. Generally, each restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. Each Concept issues manuals, which may then be customized to meet local regulations and customs. These manuals set forth standards and requirements for restaurant operations, including food safety and quality, food handling and product preparation procedures, equipment maintenance, facility standards and accounting control procedures. Each franchise organization and their respective restaurant management teams are responsible for the day-to-day operation of their units, including all matters related to employment of restaurant staff, and for ensuring compliance with operating standards.

Digital and technology are at the core of our Recipe for Good Growth. In recent years the Company has focused on building and acquiring a distinctive set of solutions with next-generation capabilities tailored for our brands and scaling these common digital and technology platforms across the globe. In 2024, we accelerated our technology transformation by integrating our digital and technology teams into a unified global team. Additionally, we have introduced our Byte by Yum! platform, a comprehensive collection of proprietary software as a service and artificial intelligence ("AI") driven products that enables easy operations for team members and improved experiences for customers, while consolidating essential systems into a cohesive, easy-to-manage platform. The Byte by Yum! platform includes online and mobile app ordering, point of sale, kitchen and delivery optimization, menu management, inventory and labor management and team member tools. The implementation of Byte by Yum! is also designed to enable a faster and more impactful adoption of AI by YUM and its brands, and offers franchisees leading technology capabilities with advantaged economics made possible by the scale of YUM all with a goal of unlocking new insights and driving profitable sales growth.

Digital sales include transactions where consumers at system restaurants utilize ordering interaction that is primarily facilitated by automated technology. In 2024, our system restaurants generated digital sales of $33 billion, representing over 50% of overall system sales.

The Company and its Concepts own numerous registered trademarks. The Company believes that many of these marks, including our Kentucky Fried Chicken®, KFC®, Taco Bell®, Pizza Hut® and The Habit® marks, have significant value and material importance to our business. The Company's policy is to pursue registration of important marks whenever feasible and to challenge any infringement of our marks vigorously. The use of certain of these marks by franchisees has been authorized in our franchise agreements. Under current law and with proper use, the Company's rights in our marks can generally last indefinitely. The Company also has certain patents on restaurant equipment and technology which, while valuable, are not currently considered material to our business.

Supply and Distribution

The Company and franchisees of the Concepts are substantial purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, paper and packaging materials. Prices paid for these supplies fluctuate. When prices increase, the Concepts may attempt to pass on such increases to their customers, although there is no assurance that this can be done in practice. The Company does not typically experience significant continuous shortages of supplies, and alternative sources for most of these supplies are generally available.

In the U.S., the Company, along with the representatives of the Company's KFC, Taco Bell and Pizza Hut franchisee groups, are members of Restaurant Supply Chain Solutions, LLC ("RSCS"), a third party which is responsible for purchasing certain restaurant products and equipment. Additionally, Habit Burger & Grill entered into a purchasing agreement with RSCS effective July 31, 2020. The core mission of RSCS is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Company-owned and franchisee restaurants, which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that RSCS fosters closer alignment of interests and a stronger relationship with our franchisee community.

Most food products, paper and packaging supplies, and equipment used in restaurant operations are distributed to individual restaurant units by third-party distribution companies. In the U.S., McLane Foodservice, Inc. is the distributor for the majority of items used in Company-owned restaurants and for a substantial number of franchisee restaurants. Outside the U.S., we and our Concepts' franchisees primarily use decentralized sourcing and distribution systems involving many different global, regional and local suppliers and distributors. Our international franchisees generally select and manage their own third-party suppliers and distributors, subject to our internal standards. All suppliers and distributors are expected to provide products and/or services that comply with all applicable laws, rules and regulations in the state and/or country in which they operate as well as comply with our internal standards.

Advertising and Promotional Programs

Company-owned and franchise restaurants are required to spend a percentage of their respective restaurants' sales on advertising programs with the goal of increasing sales and enhancing the reputation of the Concepts. Advertising may be conducted nationally, regionally and locally. When multiple franchisees operate in the same country or region, the national and regional advertising spending is typically conducted by a cooperative to which the franchisees and Company-owned restaurants, if any, contribute funds as a percentage of restaurants' sales. The contributions are primarily used to pay for expenses relating to purchasing media for advertising, market research, commercial production, talent payments and other support functions for the respective Concepts. We have the right to control the advertising activities of certain advertising cooperatives, typically in markets where we have Company-owned restaurants, through our majority voting rights.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7 and the Consolidated Statements of Cash Flows in Part II, Item 8.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Competition

The retail food industry, in which our Concepts compete, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including those in the QSR segment), and is intensely competitive with respect to price and quality of food products, new product development, digital engagement, advertising levels and promotional initiatives, customer service reputation, restaurant location and attractiveness and maintenance of properties. Competition has also increased from and been enabled by delivery aggregators and other food delivery services in recent years, particularly in urbanized areas. Our Concepts also face competition as a result of convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. The retail food industry is often affected by: changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Within the retail food industry, each of our Concepts competes with international, national and regional chains as well as locally-owned establishments, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. Given the various types and vast number of competitors, our Concepts do not constitute a significant portion of the retail food industry in terms of number of system units or system sales, either on a worldwide or individual country basis.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on our operations due to possible future environmental legislation or regulations. During 2024, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Operations. The Company and its U.S. operations, as well as our franchisees, are subject to various federal, state and local laws affecting our business, including laws and regulations concerning information security, privacy, labor and employment, health, marketing, food labeling, competition, public accommodation, sanitation and safety. Each of our and our Concepts' franchisees' restaurants in the U.S. must comply with licensing requirements and regulations promulgated by a number of governmental authorities, which include health, sanitation, safety, fire and zoning agencies in the state and/or municipality in which the restaurant is located. In addition, each Concept must comply with various state and federal laws that regulate the franchisor/franchisee relationship. To date, the Company has not been materially adversely affected by such licensing requirements and regulations or by any difficulty, delay or failure to obtain required licenses or approvals.

International Operations. Our and our Concepts' franchisees' restaurants outside the U.S. are subject to national and local laws and regulations which have similarities to those affecting U.S. restaurants but may differ among jurisdictions. Like restaurants in the U.S., restaurants outside the U.S. are subject to certain regulations and tariffs on imported commodities and equipment, laws regulating foreign investment and anti-bribery and anti-corruption laws.

See Item 1A "Risk Factors" of this Form 10-K for a discussion of risks relating to federal, state, local and international regulation of our business.

Human Capital Management

As of December 31, 2024, the Company and its subsidiaries employed approximately 40,000 persons (collectively referred to throughout this filing as "our employees" or "YUM employees"), including approximately 23,000 employees in the U.S. and approximately 17,000 employees outside the U.S. Approximately 85% of our employees work in restaurants while the remainder work in our restaurant-support centers. In the U.S., approximately 85% of our Company-owned restaurant employees are part-time and approximately 40% have been employed by the Company for less than a year. Some of our International employees are subject to labor council relationships whose terms vary due to the diverse countries in which the Company operates.

In addition to the persons employed by the Company and its subsidiaries, our approximately 60,000 franchise restaurants around the world are responsible for the employment of over an estimated 1 million people who work in and support those restaurants. Each year YUM and our franchisees around the world create thousands of restaurant jobs, which are part-time, entry-level opportunities to grow careers at our KFC, Taco Bell, Pizza Hut and Habit Burger & Grill brands. As evidence of the opportunities these positions create, approximately 80% of the Company-owned Restaurant General Managers ("RGMs") located in the U.S. have been promoted from other positions in our brands' restaurants and such RGMs often earn pay greater than the average American household income.

Human capital management considerations are integral to our Recipe for Good Growth strategy, the drivers of which include leveraging our culture and people capability to fuel brand performance and franchise success, as well as recruiting and equipping the best restaurant operators in the world to deliver great customer experiences. Our investment in people includes creating a culture of engagement that attracts, retains and grows the best people and creates high performance in our restaurants. We are also highly focused on building an inclusive culture among our employees, franchisees, suppliers and partners that reflects all of our customers and communities, which we believe provides us with a competitive advantage with respect to the performance of our business. Our commitments and progress towards our vision of culture, opportunity and belonging are reflected below.

- Continually building upon ongoing inclusion efforts to help ensure our workplaces are environments where all people can be successful.
- Consistent with our Code of Conduct, making employment-related decisions based on an individual's abilities and merit, not personal characteristics that are unrelated to the job.
- Measuring YUM employee engagement regularly. For example, every other year we conduct a global employee engagement survey of all employees working in our restaurant support centers. The most recent survey conducted was in 2023 and reflected an engagement level among our employees significantly exceeding the average engagement levels of benchmarked companies.
- Providing YUM employees with training and development that builds world-class leaders and drives business results.
- Enabling a culture that fuels results and cross-brand collaboration on operational execution, people capability and customer experience initiatives throughout our system.
- Assessing progress towards lowering turnover and increasing retention rates, particularly at the restaurant-employee level.

Available Information

The Company makes available, through the Investor Relations section of its internet website at https://www.yum.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC") at https://www.sec.gov.

Our Corporate Governance Principles and our Code of Conduct are also located within the Investor Relations section of the Company's website. The references to the Company's website address in this Form 10-K do not constitute incorporation by reference of the information contained on the website and should not be considered part of this Form 10-K. These documents, as well as our SEC filings, are available in print free of charge to any shareholder who requests a copy from our Investor Relations Department.

Form 10-K

Item 1A. Risk Factors.

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from our forward-looking statements, expectations and historical trends. Any of the following risk factors, either by itself or together with other risk factors, could materially adversely affect our business, growth prospects, results of operations, cash flows and/or financial condition.

Risks Related to Food Safety and Catastrophic Events

Food safety and food- or beverage-borne illness concerns may have an adverse effect on our business and/or our growth prospects.

Food or beverage-borne illnesses (that can be caused by food-borne pathogens such as E. coli, Listeria, Salmonella, Cyclospora and Trichinosis) and food safety issues (such as food tampering, contamination including with respect to allergens or adulteration) have occurred and may occur within our system from time to time. In addition, the health and environmental risks of certain ubiquitous substances (including per-and polyfluoroalkyl substances (PFAS)) commonly found in packaging have been the subject of increased regulatory scrutiny and lawsuits against us and other restaurant companies. Any report linking our or our Concepts' franchisees' restaurants, our suppliers or distributors or otherwise involving the types of products used at our restaurants, or linking our competitors, suppliers, distributors or the retail food industry generally, to instances of food- or beverage-borne illness or food safety issues or substances having perceived health or environmental risks could result in adverse publicity and otherwise adversely affect us and possibly lead to consumer complaints, litigation and/or governmental investigations. There is also a risk that we or our Concepts' franchisees' restaurants, suppliers or distributors under report food safety incidents or system failures, which could hinder response and tracking of such risks. Moreover, our Concepts' restaurants' reliance on third-party food suppliers and distributors and increasing reliance on food delivery aggregators may increase the risk that food- or beverage-borne illness incidents and food safety issues could be caused by factors outside of our control. If a customer is believed to have become ill from food or beverage-borne illnesses or as a result of food safety issues, remediation efforts could include temporary closure of restaurants, which could disrupt our operations and adversely affect our reputation, business and/or our growth prospects. The occurrence of food-borne pathogens in restaurant products or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our Concepts' franchisees.

Our business may be adversely affected by adverse public health conditions or the occurrence of other catastrophic or unforeseen events.

If public health conditions related to the coronavirus ("COVID-19") were to significantly worsen in markets where we conduct significant operations, our business and financial results could be adversely impacted, and we may be unable to effectively respond to any such developments. In addition, our business and/or growth prospects could be adversely impacted by various catastrophic or other unforeseen events (which may be beyond our control), including health epidemics or pandemics, natural disasters, geopolitical events, military conflict, terrorism, political, financial or social instability, boycotts, social or civil unrest, workplace violence, or other events that lead to avoidance of public places or restrictions on public gatherings such as in our and our Concepts' franchisees' restaurants, particularly if located in regions where we have significant operations.

In addition, our operations could be disrupted if any employees at our, our Concepts' franchisees' restaurants or our business partner employees had or were suspected of having avian flu or swine flu, or other highly communicable illnesses such as hepatitis A or norovirus, since this could require us, our Concepts' franchisees, or our business partners to quarantine some or all of such employees and close facilities, including restaurants. Prior outbreaks of avian flu have resulted in confirmed human cases and it is possible that outbreaks could reach pandemic levels. Public concern over avian flu may cause fear about the consumption of chicken, eggs and other products derived from poultry, which could cause customers to consume less poultry and related products, which would adversely affect us given that poultry is widely offered at our Concepts' restaurants. Avian flu outbreaks could also adversely affect the price and availability of poultry, which could negatively impact our business.

Furthermore, other viruses may be transmitted through human contact, and the risk or perceived risk of contracting viruses could cause employees or guests to avoid gathering in public, which could adversely affect restaurant guest traffic or the ability to adequately staff restaurants. We could also be adversely affected if government authorities impose mandatory or voluntary closures, impose restrictions on operations of restaurants, or restrict the import or export of products, or if suppliers issue mass recalls of products.

Risks Related to our Business Strategy and Reliance upon Franchisees

Our operating results and growth strategies are closely tied to the success of our Concepts' franchisees.

The vast majority (98%) of our restaurants are operated by our Concepts' franchisees. Our long-term growth depends on maintaining the pace of our new unit growth rate largely through our Concepts' franchisees. We also rely on master franchisees, who have rights to license to sub-franchisees the right to develop and operate restaurants, to achieve our expectations for new unit development. If our Concepts' franchisees and master franchisees do not meet our expectations for new unit development, we may not achieve our desired growth.

We have limited control over how our Concepts' franchisees' businesses are run, and their inability to operate successfully could adversely affect our operating results through decreased royalties, advertising funds contributions, and fees paid to us for other discrete services we may provide to our Concepts' franchisees Our control is further limited where we utilize master franchise arrangements, which require us to rely on our master franchisees to enforce sub-franchisee compliance with our operating standards.

If our Concepts' franchisees fail to adequately capitalize their businesses or incur too much debt, if their operating expenses or commodity prices increase or if economic or sales trends deteriorate such that franchisees are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy, or the inability to meet development targets or obligations. If any significant franchisee of our Concepts individually or in the aggregate becomes, financially distressed, as has occurred from time to time, our operating results could be impacted through reduced or delayed fee payments that cause us to record bad debt expense and reduced advertising fund contributions, and we could experience reduced new unit development.

In addition, we are secondarily liable on certain Concepts' franchisees' restaurant lease agreements, including lease agreements that we have guaranteed or assigned to franchisees, and our operating results and/or growth prospects could be impacted by any rent obligations to the extent such franchisees default on these lease agreements.

Our results may also be impacted by whether our Concepts' franchisees implement marketing programs or other major initiatives, such as restaurant remodels or equipment or technology upgrades, which may require financial investment by such franchisees. Our Concepts may be unable to successfully implement strategies that we believe are necessary for growth if our Concepts' franchisees do not participate, which may harm our growth prospects and financial results. Additionally, the failure of our Concepts' franchisees to focus on key elements of restaurant operations, such as compliance with our operating standards addressing quality, service and cleanliness (even if such failures do not breach the franchise documents), may be attributed by guests to our Concepts' brand and could negatively impact our reputation, business and/or our growth prospects.

Franchisee noncompliance with our franchise agreements and/or or brand standards may also adversely impact customer perception of our Concepts' brands, including by failing to meet health and safety standards, to engage in quality control or maintain product consistency or to comply with cybersecurity requirements, as well as through the participation in improper business practices.

Moreover, franchisee noncompliance with our franchise agreements and/or brand standards may lead to us to terminate franchise agreements and close related stores, which may have an impact on our results. For example, on January 8, 2025, we terminated franchise agreements with the owner and operator of KFC and Pizza Hut restaurants in Turkey after failure to meet our brand standards.

We have franchise relationships that are particularly important to our business due to their scale and/or growth prospects such as our relationship with Yum China, our largest franchisee. In connection with the spin-off of our China business in 2016 into an independent publicly-traded company (the "Separation" or "Yum China spin-off"), we entered into a Master License Agreement ("MLA") pursuant to which Yum China is the exclusive licensee of the KFC, Taco Bell and Pizza Hut Concepts and their related marks and other intellectual property rights for restaurant services in mainland China. Any failure to realize the expected benefits of key franchise relationships, including with Yum China, may adversely impact our business and growth prospects.

Our growth strategy depends upon our and our franchisees' ability to successfully open new restaurants and to operate these restaurants profitably.

Our growth strategy depends on our and our Concepts' franchisees' ability to increase the number of restaurants around the world. The successful development of new units depends in large part on the ability of our Concepts' franchisees to open new

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restaurants and to operate these restaurants profitably. Effectively managing growth can be challenging, particularly as we expand into new markets, and we cannot guarantee that we, or our Concepts' franchisees, including Yum China, will be able to achieve our expansion goals or that new restaurants will be operated profitably, consistent with results of existing restaurants or with our or our Concepts' franchisees' expectations. Other risks that could impact our ability to open new restaurants include: (i) economic conditions and trade or economic policies or sanctions, (ii) our ability to attract new franchisees, (iii) new restaurant construction and development costs, (iv) our Concepts' franchisees' ability to meet new restaurant permitting, construction, development and team member training timelines, and (v) supply chain challenges, including our ability to secure sufficient supply to support new restaurants.

Expansion could also be affected by our Concepts' franchisees' willingness to invest capital or ability to obtain financing to construct and open new restaurants. If it becomes more difficult or more expensive for our Concepts' franchisees to obtain financing to develop new restaurants, or if the perceived return on invested capital is not sufficiently attractive, our expected growth and future financial results could be adversely impacted.

In addition, new restaurants could impact the sales of our Concepts' existing restaurants nearby, and the risks of such sales cannibalization may become more significant in the future as we increase our presence in existing markets.

We may not realize the anticipated benefits from past or potential future acquisitions, investments or other strategic transactions, or our portfolio business model.

From time to time we have completed, and we may evaluate and continue to complete, mergers, acquisitions, divestitures, joint ventures, strategic partnerships, minority investments (including minority investments in third parties, such as, franchisees or master franchisees) and other strategic transactions.

Past and potential future strategic transactions may involve various inherent risks, including, without limitation:

- expenses, delays or difficulties in integrating acquired companies, joint ventures, strategic partnerships or investments into our organization, including the failure to realize expected synergies and/or the inability to retain key personnel;
- diversion of management's attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy;
- inability to generate sufficient revenue, profit, and cash flow from acquired companies, joint ventures, strategic partnerships or investments;
- the possibility that we have acquired substantial contingent or unanticipated liabilities in connection with acquisitions or other strategic transactions; and
- the possibility that our interests and strategic direction do not align with those of acquired companies or other parties that maintain an interest in our investments.

Past and potential future strategic transactions may not ultimately create value for us and may harm our reputation and adversely affect our business, growth prospects and financial results. In addition, our investments, including minority investments in certain franchisees, are potentially subject to changes in value, including through impairment, which have caused and could continue to cause, fluctuations in our results of operations.

Risks Related to Operating a Global Business

We have significant exposure to the Chinese market through our largest franchisee, Yum China, which subjects us to risks that could negatively affect our business and/or our growth prospects.

A meaningful portion of our total business, particularly with respect to our KFC Concept, is conducted in mainland China through our largest franchisee, Yum China. We are contractually entitled to receive a 3% sales-based license fee on all Yum China system sales related to our KFC, Taco Bell and Pizza Hut Concepts. Yum China's business is exposed to risks in mainland China, which include, among others, potential political, financial and social instability, changes in economic conditions (including consumer spending, unemployment levels and ongoing wage and commodity inflation), consumer preferences, the regulatory environment (including uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations), heightened data and cybersecurity risks associated with the conduct of business in China, and food safety related matters (including compliance with food safety regulations and ability to ensure product quality and safety). Any significant or prolonged deterioration in U.S.–China relations, including as a result of changes in U.S.–China foreign policy, trade regimes or trade disputes, or geopolitical developments, could adversely affect our Concepts in mainland China. Additionally, Chinese law regulates Yum China's business conducted in mainland China, and as such our license fee from the Yum China business is subject to numerous uncertainties based on Chinese laws, regulations and policies, which may change from time to time. If Yum China's business is harmed or development of our Concepts' restaurants is slowed in mainland China due to any of these factors, it could negatively impact the license fee paid by Yum China to us, which would negatively impact our financial results.

Our relationship with Yum China is governed primarily by the MLA, as amended from time to time, which may be terminated upon the occurrence of certain events, such as the insolvency or bankruptcy of Yum China. In addition, if we are unable to enforce our intellectual property or contract rights in mainland China, if Yum China is unable or unwilling to satisfy its obligations under the MLA, or if the MLA is otherwise terminated, it could result in an interruption in the operation of our brands that have been exclusively licensed to Yum China for use in mainland China. Disputes over the proper interpretation of the MLA have arisen in the past and may arise from time to time in the future. Such interruption or disputes could cause a delay in, or loss of, the license fee paid to us, which would negatively impact our financial results.

Our global operations subject us to risks that could negatively affect our business.

A significant portion of our Concepts' restaurants are operated outside of the U.S., and we intend to continue expansion of our global operations. As a result, our and our Concepts' franchisees' business and/or growth prospects are increasingly exposed to risks inherent in global operations. These risks, which can vary substantially by country, include political, financial or social instability or conditions, corruption, increasing anti-American sentiment and perception of our Concepts as American brands, social and ethnic unrest, natural disasters, military conflicts and terrorism, as well as exposure to the macroeconomic environment in such markets, the regulatory environment (including the risks of operating in markets in which there are uncertainties regarding the interpretation and enforceability of legal requirements and contract and intellectual property rights), and income and non-income based tax rates and laws. Additional risks include the impact of trade disputes, restrictive actions of foreign or U.S. governmental authorities affecting trade or foreign investment, potential increases in tariffs, import restrictions and controls, sanctions, foreign exchange control regimes (including restrictions on currency conversion), health guidelines and safety protocols, labor costs and conditions, compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar laws prohibiting bribery of government officials and other corrupt practices, and the laws and policies that govern foreign investment in countries where our Concepts' restaurants are operated. For example, we have been subject to a regulatory enforcement action in India alleging violation of foreign exchange laws for failure to satisfy conditions of certain operating approvals, such as minimum investment and store build requirements as well as limitations on the remittance of fees outside of the country (see Note 20).

As a result of our global operations, we also have significant exposure to geopolitical events and instability. We have been adversely affected, and may continue to be adversely affected, by events such as the conflict in the Middle East as well as the conflict between Russia and Ukraine, and ongoing geopolitical instability associated therewith. Such conflicts have adversely affected, and may continue to adversely affect our business and operations as result of, among other things, the economic consequences and disruptions from such conflicts, increased energy and supply prices, weaker consumer sentiment for Western brands, consumer reaction to perceived acts or failures to act by us or our Concepts including maintaining operations in countries or regions that are linked to such conflicts, and economic sanctions restricting cross-border commerce. In particular, sales in certain of our markets were adversely impacted in 2024 by the conflict in the Middle East. Given the ongoing and dynamic nature of this conflict, sales may continue to be adversely impacted by the conflict going forward. These risks may be further heightened if current conflicts expand in scope, or other conflicts arise in other areas of the globe.

In addition, we and our Concepts' franchisees do business in jurisdictions that may be subject to trade or economic sanction regimes, which sanctions could be expanded. Any failure to comply with such sanctions or other similar legal requirements could result in the imposition of damages or penalties, the suspension of business licenses, or a cessation of operations at our Concepts' restaurants, as well as damage to our and our Concepts' brand images and reputations.

Foreign currency risks and foreign exchange controls could adversely affect our financial results.

Our results of operations, growth prospects and the value of our assets are affected by fluctuations in currency exchange rates, which have had, and may continue to have adverse effects on our reported earnings. More specifically, an increase in the value of the U.S. dollar, relative to other currencies, such as the Chinese Renminbi ("RMB"), Australian Dollar, the British Pound and the Euro, as well as currencies in certain other markets have had and could continue to have an adverse effect on our reported earnings. Any significant fluctuation in the value of currencies of countries in which we or our Concepts' franchisees operate, particularly the RMB in China, could materially impact the U.S. dollar value of royalty payments made to us, which could result in lower revenues, could lead to increased costs and lower profitability to us or our Concepts' franchisees and/or could cause us or our Concepts' franchisees to increase prices to customers, which could negatively impact sales in these markets and harm our financial results. In addition, the governments in certain countries where our Concepts operate, including China, restrict the conversion of local currency into foreign currencies and, in certain cases, the remittance of currency out of the country. Currency control restrictions on the conversion of other currencies to U.S. dollars or restrictions imposed by countries on cash remittances could cause royalty payments to us to be delayed, remitted only partially or not at all, which could cause us to incur bad debt expense and impact our liquidity.

Risks Related to Technology, Data Privacy and Intellectual Property

Any cybersecurity incident, including the failure to protect the integrity or availability of IT systems or the security of Confidential Information, or the introduction of malware or ransomware, could materially affect our business, financial results and/or our growth prospects and result in substantial costs, litigation, reputational harm and a loss of consumer confidence.

Our business relies heavily on computer systems, hardware, software, technology infrastructure and online websites, platforms and networks (collectively, "IT Systems") to support both internal and external, including franchisee-related, operations. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. In addition, we and other parties (such as vendors and franchisees), collect, transmit and/or maintain certain personal, financial and other information about our customers, employees, vendors and franchisees, as well as proprietary information pertaining to our business (collectively, "Confidential Information"). The security and availability of our IT Systems and Confidential Information is critical to our business and regulated by evolving and increasingly demanding laws and regulations in various jurisdictions, certain third-party contracts and industry standards.

The current cyber threat environment presents increased risk for all companies, including companies in our industry. The cybersecurity risks we face include cyber-attacks involving ransomware and malicious software, advanced persistent threats, social engineering, credential stuffing or distributed denial-of-service attacks and other attempts by malicious threat actors, including nation-state actors, ransomware groups, and others to access, acquire, use, disclose, misappropriate, shut down or manipulate our information, systems, databases, processes and people. In addition, the rapid evolution and increased adoption of AI and other emerging technologies also may heighten our cybersecurity risks by making cyber-attacks and social engineering more difficult to detect, contain and mitigate. Further, the cybersecurity risks we face have increased in recent years due to an increase in the use of and reliance on our digital commerce platforms and products. Moreover, remote working and personal device use further increases the risk of cyber incidents and the improper dissemination of personal or Confidential Information.

We are regularly the target of cyber-attacks and other attempts to breach, or gain unauthorized access to, our systems and databases. Moreover, given the current cyber threat environment, we expect the volume and intensity of cyber-attacks and attempted intrusions to continue to increase. Despite our security measures, we, and the third parties upon which we rely, have experienced security incidents from time to time and we and such third parties will continue to experience such incidents in the future. In particular, on January 18, 2023, we announced a ransomware attack that impacted certain IT Systems which resulted in the closure of fewer than 300 restaurants in one market for one day, temporarily disrupted certain of our affected systems and resulted in data being taken from our network. As disclosed under Part I, Item 1C of this Form10-K, we remain subject to risks and uncertainties as a result of the incident, including as a result of the data that was taken from the Company's network and putative class actions filed against us in connection with this incident.

There is no assurance that the security measures we take to reduce the risk of such incidents and protect our systems will be sufficient or that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

If our IT Systems or the information systems of any of our franchisees, or other third parties which we interact, such as suppliers, distributors or third-party delivery providers, are disrupted or compromised, in a manner which impacts us or our IT Systems, as a result of a cyber-attack, data or security breach, or other security incident, or if our employees, franchisees, suppliers or vendors fail to comply with applicable laws and regulations or fail to meet contractual and industry standards in connection therewith, any such developments could result in liabilities and penalties, have an adverse impact on our financial results and growth prospects, damage our brands and reputation, cause interruption of normal business operations, cause us to incur substantial costs, result in a loss of consumer confidence and sales and disrupt our supply chain, business and plans. Additionally, such events could result in the loss, misappropriation, corruption or unauthorized access, acquisition, use or disclosure of data or inability to access data, the release of Confidential Information about our operations and subject us to claims, litigation and government enforcement actions. Moreover, any significant cybersecurity event which impacts us or our IT Systems could require us to devote significant management time and resources to address such events, interfere with our pursuit of other important business strategies and initiatives, and cause us to incur additional expenditures, which could be material, including to investigate such events, remedy cybersecurity problems, recover lost data, prevent future compromises and adapt systems and practices in response to such events. There is no assurance that any remedial actions will meaningfully limit the success of future attempts to breach our IT Systems, particularly because malicious actors are increasingly sophisticated and utilize tools and techniques specifically designed to circumvent security measures, avoid detection and obfuscate forensic evidence, which means we may be unable to identify, investigate or remediate effectively or in a timely manner. Further, we are subject to an increasing number of cybersecurity reporting obligations in different jurisdictions that vary in their scope and application, which may create conflicting reporting obligations and inhibit our ability to quickly provide complete and reliable information about cybersecurity incidents to customers, counterparties, and regulators, as well as the public. Additionally, while we maintain insurance coverage designed to address certain aspects of cybersecurity risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise. Further, our franchisees may not have insurance coverage (or may have insufficient insurance coverage) designed to cover business interruption losses and/or all types of claims that may arise from cybersecurity risks.

Further, the payment card industry sets controls standards used in the transmission and approval of electronic payment transactions. If we or our Concepts' franchisees fail to comply with the global Payment Card Industry Data Security Standards or fail to adequately control fraudulent credit card and debit card transactions, we or our Concepts' franchisees may face civil liability, diminished public perception of our security measures, fines and assessments from the card brands, and significantly higher credit card and debit card related costs, any of which could adversely affect us.

The failure to maintain satisfactory compliance with legal requirements regarding data privacy, data protection and emerging technologies may adversely affect our business and/or growth prospects and subject us to penalties.

Data privacy is subject to frequently changing legal requirements, which sometimes conflict among the various jurisdictions where we and our Concepts' franchisees do business. We are subject to numerous global laws, including but not limited to, the European Union's ("E.U.") General Data Protection Regulation ("GDPR") and the U.K. General Data Protection Regulations, which impose strict data protection requirements and provide for significant penalties for noncompliance. In addition, an increasing number of states and other jurisdictions in the U.S. where we and our Concepts' franchisees operate have enacted privacy and data protection requirements. Moreover, the U.S. federal government and a significant number of additional states are considering expanding or passing privacy laws in the near term. These and other newly enacted and evolving legal requirements, have required, and may continue to require, us and our Concepts' franchisees to modify our data processing practices and policies and to incur substantial costs and expenses to comply. Additionally, state regulatory bodies and other governmental authorities tasked with enforcing new privacy laws are engaging in enforcement investigations and actions. Future enforcement priorities from these bodies may be unclear or changing. While we have established procedures to manage individual privacy requests from consumers and employees intended to ensure compliance with privacy laws, there remains potential residual risk of failure to comply with comprehensive privacy laws passed at the international, federal or state level and this may result in regulatory enforcement action, lawsuits, the imposition of monetary penalties, and damage our reputation.

The Federal Trade Commission ("FTC") and many state attorneys general are also interpreting federal and state consumer protection laws to impose standards for the collection, use, dissemination and security of data. The FTC has also been pursuing privacy as a dedicated enforcement priority, with specialized attorneys seeking enforcement action for violation of US privacy laws including unfair or deceptive practices relating to privacy policies, consumer data collection and processing consent, and digital advertising practices. Moreover, new and changing cross-border data transfer requirements, have required and may continue to require us to incur costs to comply and have impacted the transfer of personal data throughout our organization and to third parties. Additionally, we are subject to increasing legal requirements with respect to the use of AI and machine learning applications and tools (including in relation to hiring and employment practices and in digitally marketing our Concepts), data collected from minors, and biometric information. These legal requirements are rapidly changing and are not consistent across jurisdictions, and our inability to adapt to or comply with such legal requirements may adversely impact us, including as the result of liabilities or penalties as the result of any such non-compliance.

Form 10-K

The increasingly complex, restrictive and evolving regulatory environment at the international, federal and state level related to data privacy and data protection may require significant continued effort and cost, changes to our business practices and impact our ability to obtain and use data to provide personalized experiences for our customers. In addition, failure to comply with applicable requirements may subject us and our Concepts' franchisees to fines, sanctions, governmental investigation, lawsuits and other potential liability, as well as reputational harm.

Unreliable or inefficient restaurant technology or the failure to successfully implement technology initiatives could adversely impact our business and the overall consumer experience.

We and our Concepts' franchisees rely heavily on IT Systems to efficiently operate our restaurants and drive the customer experience, sales growth and margin improvement, which may be impacted by our initiatives to implement proprietary technology, as well as third-party technology solutions (including, proprietary and third-party, point-of-sale processing solutions in our restaurants, management of our supply chain, and various other processes and procedures), and gather and leverage data to enhance restaurant operations and improve the customer experience. These IT Systems are subject to damage, interruption or failure due to theft, fire, power outages, telecommunications failure, computer viruses, employee misuse, security breaches, malicious cyber-attacks including the introduction of malware or ransomware or other disruptive behavior by hackers, or other catastrophic events. If our or our Concepts' franchisees' IT Systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, customer or employee dissatisfaction, or negative publicity that could adversely impact our reputation, growth prospects, and financial results.

Moreover, our failure to adequately invest in new technology or adapt to technological advancements and industry trends, particularly with respect to digital commerce capabilities, could result in a loss of customers and related market share. If our Concepts' digital commerce platforms do not meet customers' expectations in terms of security, speed, privacy, attractiveness or ease of use, customers may be less inclined to return to such digital commerce platforms, which could negatively impact us and our Concepts' franchisees. Developing and implementing consumers' evolving technology demands may place a significant financial burden on us and our Concepts' franchisees, and our Concepts' franchisees may have differing views on investment priorities. Our strategic digital and technology initiatives may not be implemented timely or may not achieve the desired results. Failure to adequately manage implementations, updates or enhancements of new technology or interfaces between platforms could place us at a competitive disadvantage, and disrupt and otherwise adversely impact our operations and/or growth prospects. It may be difficult to recruit and retain qualified individuals for these efforts due to intense competition for developers necessary to innovate, develop and implement new technologies for us. Even if we effectively implement and manage these technology initiatives, there is no guarantee that this will result in sales growth or margin improvement.

In particular, we are currently allocating significant resources to accelerate our digital, technology, and innovation capabilities, and as part of this process we have been developing and/or implementing various AI initiatives. The development of such AI initiatives is complex and uncertain, and presents various risks and uncertainties, including as the result of the rapidly evolving legal, regulatory and ethical landscape associated with the use of AI. If we were to fail to successfully or effectively implement AI initiatives, or we encounter other deficiencies or failures in our AI systems or initiatives, this could put us at a competitive disadvantage and result in legal and regulatory risk, and brand or reputational harm.

Certain IT Systems which are managed, hosted, provided and/or used by third parties may also be unreliable or inefficient, and technology vendors may limit or terminate product support and maintenance, which could impact the reliability of critical systems' operations. Further, if there are issues with the proprietary technology, we may be subject to liability or financial penalties to our Concepts' franchisees.

Moreover, technology and consumer offerings continue to develop and evolve and we cannot predict consumer or team member acceptance of these existing and new technologies (e.g. automation, AI, new delivery channels) or their impact on our business, and/or our growth prospects, nor can we be certain of our ability to implement or execute such technologies, which could result in loss of sales; dissatisfaction from our customers, employees, or employees of our Concepts' franchisees; or negative publicity that could adversely impact our reputation or financial results.

There are risks associated with our increasing dependence on digital commerce and delivery platforms to maintain and grow sales.

Customers are increasingly using our internally-owned e-commerce websites and apps, such as kfc.com, tacobell.com, pizzahut.com, habitburger.com, and the KFC, Taco Bell, Pizza Hut and the Habit Burger & Grill apps in several geographies, including the U.S. Our customers also increasingly utilize alternative methods of digital ordering and delivery technology, including apps owned by third-party delivery aggregators and third-party developers and payment processors, to order, pay for and have delivered our Concepts' products. As a result, our Concepts and our Concepts' franchisees are increasingly reliant on digital ordering and payment as a sales channel and our business and/or growth prospects could be negatively impacted if we are unable to successfully implement, execute or maintain our consumer-facing digital initiatives, such as delivery, curbside pick-up and mobile carryout, or are otherwise unable to effectively adapt to developments associated with alternative methods of delivery, including advances in digital ordering and delivery technology, autonomous vehicle delivery, and changes in consumer behavior resulting from these developments.

If the third-party aggregators that we utilize for delivery, including marketplace and delivery as a service, cease or curtail their operations, fail to maintain sufficient labor force to satisfy demand, provide poor customer service, materially change fees, access or visibility to our products, or give greater priority or promotions to our competitors, our business may be negatively impacted. In addition, third-party delivery services typically charge restaurants a per order fee, and as such utilizing third-party delivery services may not be as profitable as sales directly to our customers, and may also introduce food quality and customer satisfaction risks outside of our control. The third-party delivery business is also the subject of increased scrutiny from regulators, which may result in additional costs and expenses that the third-party delivery businesses and aggregators may seek to pass through to participating restaurants or otherwise adversely impact such restaurants. These digital ordering and payment platforms used in connection with our restaurants also could be damaged or interrupted by power loss, technological failures, user errors, cyber-attacks, other forms of sabotage, inclement weather or natural disasters and have experienced, and may continue to experience, interruptions limiting or delaying customers' ability to order through such platforms and potentially making customers less inclined to return to such platforms. The rapid acceleration in growth of digital sales has placed additional stress on those platforms that are more reliant upon legacy technology, such as certain platforms used by Pizza Hut, which may result in more frequent and potentially more severe interruptions. Moreover, our reliance on multiple digital commerce platforms to support our global footprint, multiple Concepts and highly franchised business model could increase our vulnerability to cyber-attacks and/or security breaches and could necessitate additional expenditures as we endeavor to consolidate and standardize such platforms.

Yum China, our largest franchisee, utilizes third-party mobile payment apps such as Alipay, WeChat Pay and Union Pay as a means through which to generate sales and process payments. Should customers become unable to access mobile payment apps in China, should the relationship between Yum China and one or more third-party mobile payment processors become interrupted, or should Yum China's ability to use Alipay, WeChat Pay, Union Pay or other third-party mobile payment apps in its operations be restricted, its business could be adversely affected, which could have a negative impact on the license fee paid to us.

Our inability or failure to recognize, respond to and effectively manage the increased impact of social media could adversely impact our business and/or growth prospects.

There has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions such as boycotts and other brand-damaging behaviors. Many social media platforms immediately publish content, often without filters or checks on accuracy. Information posted on such platforms may be adverse to our interests and/or may be inaccurate. The dissemination of information online could harm our reputation, business and/or growth prospects, regardless of the information's accuracy. The damage may be immediate without an opportunity for redress or correction.

In addition, social media is frequently used by our Concepts or Concepts' franchisees to communicate with customers and the public. Failure by our Concepts or Concepts' franchisees to use social media effectively or appropriately, particularly as compared to our Concepts' competitors, could lead to a decline in brand reputation, brand value, customer visits and revenue. Social media is also increasingly used to compel companies to express public positions on issues and topics not directly related to their core business, which could prove controversial or divisive to consumers and result in lost sales or a misallocation of resources. In addition, laws and regulations, including FTC enforcement, are rapidly evolving to govern social media platforms and communications. A failure of us, our employees, our Concepts' franchisees or third parties acting at our direction or on our behalf, or others perceived to be associated with us or our Concepts' franchisees, to abide by applicable laws and regulations regarding the use of social media, or to appropriately use social media, could adversely impact our Concepts' brands, our

Form 10-K

reputation and our business, result in negative publicity, or subject us or our Concepts' franchisees to fines, other penalties or litigation. Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our Concepts' brands, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information. Further, with the increase in the use of AI and social media outlets, adverse publicity impacting a company, whether warranted or not, can be disseminated quickly and broadly without context or vetting for accuracy, making it increasingly difficult for companies to effectively respond.

Failure to protect our trademarks or other intellectual property could harm our Concepts' brands and overall business and/or growth prospects.

We regard our registered trademarks (e.g., Yum®, KFC®, Taco Bell®, Pizza Hut® and The Habit®), unregistered trademarks, copyrightable works, inventions, software, domain names, and trade secrets related to our restaurant businesses as having significant value and being important to our marketing efforts. Our trademarks, many of which are registered in various jurisdictions, create brand awareness and help build goodwill among our customers.

We rely on a combination of legal protections provided by trademark registrations, contracts, copyrights, patents and common law rights, such as unfair competition, passing off and trade secret laws to protect our intellectual property from potential infringement. However, from time to time, we become aware of other persons or companies using names and marks that are identical or confusingly similar to our brands' names and marks, or using other proprietary intellectual property we own. Although our policy is to challenge infringements and other unauthorized uses of our intellectual property, certain or unknown unauthorized uses or other misappropriation of our trademarks and other intellectual property could diminish the value of our Concepts' brands and adversely affect our business and goodwill.

In addition, effective intellectual property protection may not be available in every country in which our Concepts have, or may in the future open or franchise, a restaurant and the laws of some countries do not protect intellectual property rights to the same extent as the laws of the U.S. There can be no assurance that the steps we have taken to protect our intellectual property or the legal protections that may be available will be adequate or that our Concepts' franchisees will maintain the quality of the goods and services offered under our brands' trademarks or always act in accordance with guidelines we set for maintaining our brands' intellectual property rights and defending or enforcing our trademarks and other intellectual property could result in significant expenditures.

Our brands may also be targets of infringement claims that could interfere with the use of certain names, trademarks, works of authorship, and/or the proprietary know-how, inventions, recipes, or trade secrets used in our business. Defending against such claims can be costly, and as a result of defending such claims, we may be prohibited from using such intellectual property or proprietary information in the future or forced to pay damages, royalties, or other fees for using such proprietary information, any of which could negatively affect our business, growth prospects, reputation and financial results.

Risks Related to Our Supply Chain and Employment

Shortages or interruptions in the availability and delivery of food, equipment and other supplies may increase costs or reduce revenues.

The products sold or used by our Concepts and their franchisees are sourced from a wide variety of suppliers although certain products and equipment have limited suppliers, which increases our reliance on those suppliers. We, along with our Concepts' franchisees, are also dependent upon third parties to make frequent deliveries of food products, equipment and supplies that meet our specifications at competitive prices. We have experienced from time to time, and may continue to experience, supply chain disruptions and shortages or interruptions in the supply or distribution of food items, equipment and other supplies to our Concepts' restaurants, which have adversely affected and may continue to adversely affect our business. Future shortages or disruptions could also be caused by factors such as natural disasters, health epidemics and pandemics, social unrest, the impacts of climate change, inaccurate forecasting of customer demand, problems in production or distribution, restrictions on imports or exports including due to trade disputes or restrictions, the inability of vendors to obtain credit, political instability in the countries in which the suppliers and distributors are located, the financial instability of suppliers and distributors, suppliers' or distributors' failure to meet our standards or requirements, transitioning to new suppliers or distributors, product quality issues or recalls, inflation, labor unrest or work stoppages, food safety warnings or advisories, the cancellation of supply or distribution agreements or an inability to renew such arrangements or to find replacements on commercially reasonable terms.

In addition, in the U.S., the Company and the Company's KFC, Taco Bell and Pizza Hut franchisee groups are members of Restaurant Supply Chain Solutions, LLC ("RSCS"), which is a third party responsible for purchasing certain restaurant products and equipment. Habit Burger & Grill entered into a purchasing agreement with RSCS in 2020. RSCS manages our relationship with McLane Foodservice, Inc. ("McLane") which serves as the largest distributor for the Company's KFC, Taco Bell and Pizza Hut Concepts in the U.S. RSCS and McLane both have certain contractual rights to terminate the relevant distribution contract upon a specified notice period. Any failure or inability of our significant suppliers or distributors to meet their respective service requirements or any termination of relevant agreements without a notice period sufficient to enable an appropriate transition, could result in shortages or interruptions in the availability of food and other supplies.

The loss of key personnel, labor shortages and increased labor costs could adversely affect our business.

Much of our future success depends on the continued availability and service of senior management personnel. The loss or failure to engage in adequate succession planning of any of our executive officers or other key senior management personnel could harm our business and/or our growth prospects.

In addition, our restaurant operations are highly service-oriented, and our success depends in part on our and our Concepts' franchisees' ability to attract, retain and motivate a sufficient number of qualified employees, including franchisee management, restaurant managers and other crew members. Our Concepts and their franchisees have experienced and may continue to experience increased labor shortages and employee turnover at many restaurants and increased competition for qualified employees, given ongoing challenging labor market conditions. These labor market conditions and the ongoing inflationary environment in markets where we operate have increased in recent years, and may continue to increase, the labor costs for our Concepts and their franchisees, including due to the payment of higher wages to attract or retain qualified employees (including franchisee management, restaurant managers and other crew members) and due to increased overtime costs to meet demand. Moreover, there may be a long-term trend toward higher wages in emerging markets as well as various other markets. In addition, increases in labor costs have also been driven by, and may continue to be driven by regulatory requirements to raise minimum wages, including in connection with the increases in minimum wages that have recently been enacted in various jurisdictions. For example, effective April 1, 2024, California's Assembly Bill No. 1228 ("AB 1228") raised the minimum wage to $20 an hour beginning April 2024 for workers at quick service restaurants in the state that are part of brands that have more than 60 establishments nationwide. AB 1228 also created an advisory-only council with powers to enact additional minimum wage increases and to recommend that state agencies enact additional health, safety and employment standards for quick service restaurants. AB 1228 has increased, and is expected to continue to increase the operating costs for our Concepts' restaurants in California, and may otherwise adversely impact and disrupt our operations in California.

The inability to recruit and retain a sufficient number of qualified individuals at the store level, coupled with increased labor rates, may result in reduced operating hours, have a negative impact on service or customer experience, delay our planned use, development or deployment of technology, impact planned openings of new restaurants, or result in closures of existing restaurants by us and our Concepts' franchisees, any of which could adversely affect our business. In addition, our Concepts and their franchisees have been, and will continue to be, subject to the risk of increasing union activity in the restaurant space. In the event of a strike, work slowdown or other labor unrest, the ability to adequately staff at the store level could be impaired, which could adversely impact our operations and distract management from focusing on our business and strategic priorities.

An increase in food prices and other operating costs may have an adverse impact on our business and/or our growth prospects.

Our and our Concepts' franchisees' businesses depend on reliable sources of large quantities of raw materials such as proteins (including poultry, pork, beef and seafood), cheese, oil, flour and vegetables (including potatoes and lettuce). Raw materials purchased for use in our Concepts' restaurants are subject to price volatility caused by fluctuations in aggregate supply and demand, or other external conditions, such as weather and climate conditions, (which may be exacerbated by climate change), energy costs or natural events or disasters that affect expected harvests of such raw materials, taxes and tariffs (including potential tariffs or other adverse impacts resulting from restrictive trade policies or trade disputes), industry demand, inflationary conditions, labor shortages, transportation issues, fuel costs, food safety concerns, product recalls, governmental regulation and other factors, all of which are beyond our control and in many instances are unpredictable. While inflationary conditions have somewhat abated in recent periods, we have recently experienced and expect to continue to experience, an increase in the price of various raw materials and other operating costs (such as rent and energy costs) as well as increased volatility in such prices and costs, which has adversely affected, and may continue to adversely affect our results of operations. In addition, a significant increase in gasoline prices could result in the imposition of fuel surcharges by our distributors.

Form 10-K

We and/or our Concepts' franchisees have taken, and may continue to take, certain actions as a result of inflationary increases in food and other operating costs noted above, including by increasing food prices beyond typical pricing patterns at certain of our Concepts' restaurants, attempting to negotiate favorable pricing terms with our suppliers and/or shifting to suppliers with more favorable pricing where feasible, and utilizing forward contracts and commodity futures and options contracts where possible to hedge commodity prices. However, because we and our Concepts' franchisees provide competitively priced food, we have not always been able to pass through to our customers the full amount of our cost increases or otherwise fully mitigate the cost increases experienced by us or our Concepts' franchisees. If we and our Concepts' franchisees are unable to manage the cost of raw materials or to increase the prices of products proportionately, our and our Concepts' franchisees' profit margins and return on invested capital may be adversely impacted. Moreover, many customers at our Concepts' restaurants are sensitive to price increases, and to the extent that we raise menu prices to offset these costs, this could result in decreased consumer demand and adversely affect our business.

Risks Related to our Concepts' Brands and Reputation

Our success depends substantially on our corporate reputation and on the value and perception of our brands.

Our success depends in large part upon our ability and our Concepts' franchisees' ability to maintain and enhance our corporate reputation and the value and perception of our brands, and a key aspect of our growth strategy is based on enhancing the perception of our restaurant brands. Brand value is based in part on consumer perceptions regarding a variety of subjective factors, including the nutritional content and preparation of our food, our ingredients, food safety, our business practices, including with respect to how we source commodities, and our pricing (including price increases and discounting). Consumer acceptance of our offerings is subject to change and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that may affect perceptions of our Concepts' brands generally or relative to alternatives. The retail food industry has also been subject to scrutiny and claims that the menus and practices of restaurant chains have led to customer health issues, such as weight gain and other adverse effects. Publicity about these matters (particularly directed at the quick service and fast-casual segments of the retail food industry) may harm our Concepts' reputations and adversely affect our business. Moreover, this scrutiny could lead to increased regulation of the content or marketing of our products, including legislation or regulation taxing and/or regulating food with high-fat, sugar and salt content, or foods otherwise deemed to be "unhealthy," which may increase costs of compliance and remediation to us and our Concepts' franchisees. Additionally, if the demand for offerings at our Concepts' restaurants and other fast-casual or quick service segments of the retail food industry decreases or shifts as a result of wellness trends or changing dietary preferences, including as a result of developments in or increased adoption of weight loss medications, our business and/or financial results may be adversely impacted.

In addition, business or other incidents, whether isolated or recurring, and whether originating from us, our Concepts' restaurants, franchisees, competitors, governments, suppliers or distributors, can significantly reduce brand value and consumer perception, particularly if the incidents receive considerable publicity or result in litigation or investigations. For example, the reputation of our Concepts' brands could be damaged by negative publicity, or claims or perceptions (whether real or perceived) regarding the quality, safety or reputation of our products, suppliers, distributors or franchisees; that we, founders of our Concepts, our Concepts' franchisees or other business partners have acted or are acting in an unethical, illegal, racially-biased or socially irresponsible manner, are not fostering an equitable, inclusive and diverse environment or have an actual or perceived allegiance towards one community over another, including with respect to the service and treatment of customers at our Concepts' restaurants, and our or our Concepts' franchisees' treatment of employees; Company action or brand imagery; misconduct by any of our or our Concepts' franchisees' employees; utilization of emerging technologies such as AI; or a real or perceived failure of corporate governance. Any such developments could adversely impact the perception of our Concepts' brands or our products, reduce consumer demand for our products or otherwise adversely impact us.

We cannot guarantee that franchisees or other third parties with licenses to use our intellectual property will not take actions that may harm the value of our intellectual property. Whilst franchisee use of our Concepts' trademarks are governed through franchise agreements and we monitor use of our trademarks by both franchisees and third parties, franchisees or other third parties may use our trademarks in ways, or may refer to or make statements about our Concepts' brands that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our Concepts' brands or place our Concepts' brands in a context that may tarnish their reputation. Moreover, unauthorized third parties, including our Concepts' current and former franchisees, may use our intellectual property to trade on the goodwill of our Concepts' brands, resulting in consumer confusion or brand dilution.

Our ability to reach consumers and drive results is heavily influenced by brand marketing and advertising and our ability to adapt to evolving consumer preferences, including developing and launching new and innovative products and offerings. Our marketing and advertising programs may not be as successful as intended, or may not be as successful as our competitors, which may adversely affect our reputation and business. In addition, any decisions we may make to collaborate or cease to collaborate with certain endorsers or marketing partners in light of actions taken or statements made by them could seriously harm our brand image with consumers, and, as a result, could have an adverse effect on our reputation and financial results.

We and our Concepts' franchisees are subject to heightened and evolving expectations and requirements with respect to social and environmental sustainability matters, which expose us and our Concepts' franchisees to numerous risks.

There has been an increased focus, including from investors, the public and governmental and nongovernmental authorities, on environmental, social and governance ("ESG") matters, such as climate change, greenhouse gases, packaging and waste, human rights, diversity, sustainable supply chain practices, animal health and welfare, deforestation, land, energy and water use and other corporate responsibility matters. At the same time, other stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectation with respect to sustainability initiatives, including so-called anti-ESG legislation or policies. Further, we and our Concepts' franchisees are and may become subject to changing rules and regulations promulgated by governmental and self-regulatory organizations with respect to ESG matters. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, an increase in expenses and management focus associated with satisfying such regulations and expectations. As a result of these expectations and evolving requirements, as well as our commitment to social and environmental sustainability matters, we may continue to establish or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets. These goals could be difficult and expensive to implement for us and our Concepts' franchisees, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we or our Concepts' franchisees may be criticized for the accuracy, adequacy or completeness of disclosures. Further, these goals may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, assumptions that are subject to change, and other risks and uncertainties, many of which are outside of our control. If our or our Concepts' franchisees' data, processes and reporting with respect to social and environmental matters are incomplete or inaccurate, or if we or our Concepts' franchisees fail to achieve progress with respect to these goals on a timely basis, consumer and investor trust in our brands may suffer. In addition, some third parties (including ESG groups) may object to the scope or nature of our social and environmental program initiatives or goals, or any revisions to these initiatives or goals (or those of our Concepts' franchisees), which could give rise to negative responses by governmental actors (such as retaliatory legislative actions) or consumers (such as boycotts, lawsuits or negative publicity campaigns) that could adversely affect us or our brand value.

We may be adversely affected by climate change.

We could be adversely affected by the physical and/or transitional effects of climate change. Our and our franchisees' properties and operations may be vulnerable to the adverse effects of climate change, which is predicted to result in ongoing changes in global weather patterns and more frequent and severe weather-related events such as droughts, wildfires, hurricanes and other natural disasters. Such adverse weather-related impacts may also adversely affect the general economy in countries where we operate, disrupt our operations, cause restaurant closures or delay the opening of new restaurants, adversely impact our supply chain and increase the costs of (and decrease the availability of) food and other supplies needed for our operations. In addition, various legislative and regulatory efforts to combat climate change may increase in the future, which could result in additional taxes, increased compliance costs, and otherwise disrupt and adversely impact us and our franchisees.

Risks Related to Government Regulation and Litigation

We may be subject to litigation that could adversely affect us by increasing our expenses, diverting management attention or subjecting us to significant monetary damages and other remedies.

We are regularly involved in legal proceedings, which include regulatory claims or disputes by claimants such as franchisees, suppliers, employees, customers, governments and others related to operational, commercial, foreign exchange, tax, franchise, contractual or employment issues. These claims or disputes may relate to personal injury, employment, real estate, environmental, tort, intellectual property, false advertising, breach of contract, technology services, data privacy, securities, consumer protection, derivative and other litigation matters. See the discussion of legal proceedings in Note 20 to the Consolidated Financial Statements included in Item 8 of this Form 10-K. Plaintiffs often seek recovery of large or indeterminate

Form 10-K

amounts, and lawsuits are subject to inherent uncertainties (some of which are beyond the Company's control). We may also be adversely affected by unfavorable rulings or developments in cases we are not involved in. Moreover, regardless of whether any such lawsuits have merit, or whether we are ultimately held liable or settle, such litigation may be expensive to defend, may divert resources and management attention, and may negatively impact our financial results. With respect to insured claims, a judgment for damages in excess of any insurance coverage could adversely affect our financial condition and/or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our Concepts' reputations, which could adversely affect our financial results.

Changes in, or non-compliance with, legal requirements may adversely affect our business operations, growth prospects or financial condition.

The Company, and our Concepts and their franchisees, are subject to numerous laws and regulations around the world. These laws and regulations change regularly and are increasingly complex. For example, we are subject to:

- The Americans with Disabilities Act in the U.S. and similar laws that provide protection to individuals with disabilities in the context of employment, public accommodations and other areas.
- Various laws related to employment, including the U.S. Fair Labor Standards Act and similar laws, which govern matters such as minimum wages, and overtime; the U.S. Family and Medical Leave Act and similar laws which provide protected leave rights to employees and laws related to workplace health and safety, meal and rest breaks, non-discrimination, non-harassment, whistleblower protections, and other terms and conditions of employment.
- Laws and regulations in government-mandated health care benefits such as the Patient Protection and Affordable Care Act in the U.S.
- Laws and regulations relating to nutritional content, nutritional labeling, product safety, product marketing and menu labeling.
- Laws relating to state and local licensing.
- Laws relating to the relationship between franchisors and franchisees.
- Laws and regulations relating to health, sanitation, food, workplace safety, child labor, including laws regulating the use of certain "hazardous equipment", building and zoning, and fire safety and prevention.
- Laws and regulations relating to union organizing rights and activities.
- Laws relating to information and data security, privacy, cashless payments, consumer protection, and the use of AI and other emerging technologies.
- Laws relating to our use of third party aggregators.
- Laws relating to currency conversion or exchange.
- Laws relating to international trade and sanctions.
- Anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act.
- Environmental laws and regulations, including with respect to climate change and greenhouse gas emissions.
- Federal and state immigration laws and regulations in the U.S.
- Public company compliance, disclosure and governance matters.

We may also be adversely impacted by legal developments resulting in broader standards for determining when two or more entities may be found to be joint employers of the same employees under laws such as the National Labor Relations Act (the "NLRA"). In this regard, a rule issued by the National Labor Relations Board ("NLRB") in 2023 addressing the joint-employer test under the NLRA, which would have provided for more expansive joint employer standards, is not in effect after having been vacated by a federal district court in 2024. However, if any governmental authority such as the NLRB were to adopt and implement a broader joint employer standard in the future under laws such as the NLRA in a manner that was determined to be applicable to franchise relationships, we or our Concepts could be liable or held responsible for unfair labor practices and other violations and could be required to engage in collective bargaining with representatives of the employees of our Concepts' franchisees. In addition to the foregoing, many states (including California) have enacted or are considering legislation regarding, or otherwise increased their focus on, the misclassification of independent contractors, which could have an adverse impact on and disrupt the operations of our Concepts' restaurants in other ways, such as costs relating to delivery aggregators or certain staff augmentation models.

Any failure or alleged failure to comply with applicable laws or regulations or related standards or guidelines, or publicity associated therewith, could adversely affect our reputation, global expansion efforts, growth prospects and financial results or result in, among other things, litigation, revocation of required licenses, internal investigations, governmental investigations or proceedings, administrative enforcement actions, fines and civil and criminal liability. In addition, the compliance costs associated with complying with new or existing legal requirements could be substantial.

Tax matters, including changes in tax rates or laws, disagreements with taxing authorities, imposition of new taxes and our restructurings could impact our financial results and growth prospects.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, withholding and franchise taxes in various jurisdictions. Our accruals for tax liabilities are based on past experience, interpretations of applicable law, and judgments about potential actions by tax authorities. Such tax positions require significant judgment which may be incorrect or challenged by tax authorities and may result in payments greater than the amounts accrued. If the Internal Revenue Service ("IRS") or another taxing authority disagrees with our tax positions, we could face additional tax liabilities, including interest and penalties, which could be material. For example, as disclosed in Note 20, as a result of an audit by the IRS for fiscal years 2013 through 2015, in August 2022, we received a Revenue Agent's Report that includes a proposed adjustment for the 2014 fiscal year relating to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. While we disagree with the position of the IRS and intend to contest it vigorously, an unfavorable resolution of this matter could have a material, adverse impact on our Consolidated Financial Statements in future periods.

In addition, if jurisdictions in which we or our Concepts operate enact tax legislation, modify tax treaties and/or increase audit scrutiny, it could increase our taxes and have an adverse impact on our financial results and growth prospects. For example, the Organization for Economic Cooperation and Development (the "OECD"), the E.U. and other countries (including countries in which we operate) have enacted or committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed in an effort to limit perceived base erosion and profit shifting incentives. In particular, the OECD's Pillar Two initiative provides for a 15% global minimum tax applied on a country-by-country basis. These proposals have been or are expected to be implemented in many jurisdictions in which we operate, and we anticipate an increase in the burdens related to the tax compliance and reporting costs as a result of these developments.

Risks Related to the Yum China Spin-Off

The Yum China spin-off and certain related transactions could result in substantial U.S. tax liability.

We received opinions of outside counsel substantially to the effect that, for U.S. federal income tax purposes, the Yum China spin-off and certain related transactions qualified as generally tax-free under Sections 355 and 361 of the U.S. Internal Revenue Code. The opinions relied on various facts and assumptions, as well as certain representations as to factual matters and undertakings (including with respect to future conduct) made by Yum China and us. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, we may not be able to rely on these opinions of outside counsel. Accordingly, notwithstanding receipt of the opinions of outside counsel, the conclusions reached in the tax opinions may be challenged by the IRS. Because the opinions are not binding on the IRS or the courts, there can be no assurance that the IRS or the courts will not prevail in any such challenge.

If, notwithstanding receipt of any opinion, the IRS were to conclude that the Yum China spin-off was taxable, in general, we would recognize taxable gain as if we had sold the Yum China common stock in a taxable sale for its fair market value. In addition, each U.S. holder of our Common Stock who received shares of Yum China common stock in connection with the spin-off transaction would generally be treated as having received a taxable distribution of property in an amount equal to the fair market value of the shares of Yum China common stock received. That distribution would be taxable to each such U.S. stockholder as a dividend to the extent of accumulated earnings and profits as of the date of the spin-off. For each such U.S. stockholder, any amount that exceeded our earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in our shares of Common Stock with any remaining amount being taxed as a capital gain.

The Yum China spin-off may be subject to China's indirect transfer tax.

In February 2015, the Chinese State Tax Administration ("STA") issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises ("Bulletin 7"). Pursuant to Bulletin 7, an "indirect transfer" of Chinese taxable assets, including equity interests in a China resident enterprise ("Chinese interests"), by a non-resident enterprise, may be recharacterized and treated as a direct transfer of Chinese taxable assets, if such arrangement does not have reasonable commercial purpose and the transferor has avoided payment of Chinese enterprise income tax. Using general anti-tax avoidance provisions, the STA may treat an indirect transfer as a direct transfer of Chinese interests if the transfer has avoided Chinese tax by way of an arrangement without reasonable commercial purpose. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax, and the transferee or other person who is obligated to pay for the transfer would be obligated to withhold the applicable taxes, currently at a rate of up to 10% of the capital gain in the case of an indirect transfer of equity interests in a China resident enterprise. We evaluated the potential applicability of Bulletin 7 in connection with the Separation in the form of a tax free restructuring and continue to believe it is more likely than not that Bulletin 7 does not apply and that the restructuring had reasonable commercial purpose.

However, there are significant uncertainties on what constitutes a reasonable commercial purpose, how the safe harbor provisions for group restructurings are to be interpreted and how the Chinese tax authorities will ultimately view the spin-off. As a result, our position could be challenged by the Chinese tax authorities resulting in a tax at a rate of 10% assessed on the difference between the fair market value and the tax basis of Yum China at the date of the spin-off. As our tax basis in Yum China was minimal, the amount of such a tax could be significant and have an adverse effect on our results of operations, growth prospects and our financial condition.

Risks Related to Consumer Discretionary Spending and Macroeconomic Conditions

Our business may be adversely impacted by changes in consumer discretionary spending and macroeconomic conditions, including inflationary pressures and elevated interest rates, in markets in which we operate.

As a company dependent upon consumer discretionary spending, we (and our Concepts' franchisees) are sensitive to macroeconomic conditions and consumer discretionary spending levels in markets where we and our Concepts' franchisees operate. Some of the factors that may impact discretionary consumer spending and macroeconomic conditions include unemployment and underemployment rates, fluctuations in disposable income, the price of gasoline, other inflationary pressures, higher taxes, reduced access to credit, elevated interest rate levels, stock market performance and changes in consumer confidence and cost consciousness. In this regard, we and our Concepts' franchisees have been adversely impacted by, and may continue to be adversely impacted by, negative macroeconomic conditions in certain markets where we and our Concepts' franchisees operate, including impacts from increased commodity prices and other inflationary pressures, elevated interest rates, challenging labor market conditions, ongoing geopolitical instability, changes in political conditions, supply chain disruption, and increases in real estate costs in certain domestic and international markets. Any significant deterioration in current negative macroeconomic conditions in markets where we operate, or any recovery therefrom that is significantly slower than anticipated, could have an adverse effect on our business, growth prospects, financial conditions, or results of operations. In addition, negative macroeconomic conditions or other adverse business developments may result in future asset impairment charges. Moreover, if negative macroeconomic conditions result in significant disruptions to capital and financial markets, or negatively impact our credit ratings, our cost of borrowing, our ability to access capital on favorable terms and our overall liquidity and capital structure could be adversely impacted.

Risks Related to Competition

The retail food industry is highly competitive.

Our Concepts' restaurants compete with international, national and regional restaurant chains as well as locally-owned restaurants, and the industry in which we operate is highly competitive with respect to price and quality of food products, new product development, digital engagement, advertising levels and promotional initiatives, customer service reputation, restaurant location and attractiveness and maintenance of properties, management and hourly personnel and qualified franchisees. Moreover, if we are unable to successfully respond to changing consumer or dietary preferences, if our marketing efforts and/or launch of new products are unsuccessful, or if our Concepts' restaurants are unable to compete successfully with other retail food outlets, our and our Concepts' franchisees' businesses and/or our growth prospects could be adversely affected. We also face ongoing competition due to convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. Competition has also increased from and been enabled by delivery aggregators and other food delivery services in recent years, particularly in urbanized areas, and such competition is expected to continue to increase. Finally, not all of our competitors may seek to establish environmental or sustainability goals comparable to ours, which could result in lower supply chain or operating costs for our competitors. Increased competition and other competitive factors could have an adverse effect on our business or development plans.

Risks Related to Our Indebtedness

Our level of indebtedness makes us more sensitive to adverse economic conditions, may limit our ability to plan for or respond to significant changes in our business, and requires a significant amount of cash to service our debt payment obligations that we may be unable to generate or obtain.

As of December 31, 2024, our total outstanding short-term borrowings and long-term debt was approximately $11.4 billion. Subject to the limits contained in the agreements governing our outstanding indebtedness, we may incur additional debt from time to time, which would increase the risks related to our level of indebtedness. Our level of indebtedness could have important potential consequences, including, but not limited to:

- increasing our vulnerability to, and reducing our flexibility to plan for and respond to, adverse economic and industry conditions and changes in our business and the competitive environment;
- requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing or eliminating the availability of such cash flow to fund working capital, capital expenditures, acquisitions, dividends, share repurchases or other corporate purposes;
- increasing our vulnerability to a downgrade of our credit rating, which could adversely affect our cost of funds, liquidity and access to capital markets;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- placing us at a disadvantage compared to other less leveraged competitors or competitors with comparable debt at more favorable interest rates;
- increasing our exposure to the risk of increased interest rates insofar as current and future borrowings are subject to variable rates of interest or we are forced to refinance indebtedness at higher interest rates, which risks are heightened by the current elevated interest rate environment;
- increasing our exposure to the risk of discontinuance, replacement or modification of certain reference rates;
- making it more difficult for us to repay, refinance or satisfy our debt obligations;
- limiting our ability to borrow additional funds in the future and increasing the cost of any such borrowing;
- imposing restrictive covenants on our operations due to the terms of our indebtedness, which, if not complied with, could result in an event of default, which if not cured or waived, could result in the acceleration of the applicable debt, and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies; and
- increasing our exposure to risks related to fluctuations in foreign currency as we earn profits in a variety of currencies around the world and our debt is primarily denominated in U.S. dollars.

If our business does not generate sufficient cash flow from operations or if future debt or equity financings are not available to us on acceptable terms in amounts sufficient to pay our indebtedness or to fund other liquidity needs, our financial condition may be adversely affected. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. There is no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have an adverse effect on our business, growth prospects and financial condition.

Form 10-K

Item 1B. Unresolved Staff Comments.

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2024 fiscal year and that remain unresolved.

Item 1C. Cybersecurity.

Cybersecurity Risk Management Program

Information security and data privacy have been and remain of the utmost importance to the Company in light of the value we place on maintaining the trust and confidence of our consumers, employees and other stakeholders.

We have a risk-based cybersecurity risk management program (the "Program") in place designed to assess, identify and manage material risks from cybersecurity threats. The Program falls under the oversight of our Chief Information Security Officer ("CISO") and defines controls for access management, data protection and vulnerability detection, in addition to incident response protocols which are discussed further in the "Governance" section herein. The Program incorporates customized elements from industry-leading standards to drive robust and comprehensive protection.

To supplement our own internal processes and controls, we regularly engage consultants and other third parties as part of our Program, including to periodically:

- Test our information security defenses and to perform external penetration assessments; and
- Review and assess the Program and its maturity

We also have processes to oversee and identify material cybersecurity risks associated with our use of third-party service providers and their information systems. As part of these processes, we conduct cybersecurity due diligence around significant third-party service providers who access our information technology systems before their engagement. We require third-party service providers to promptly notify us of any actual or suspected breach impacting our data or operations. Additionally, we obtain Type 1 and Type 2 System and Organization Controls ("SOC") 2 reports on an annual basis from vendors that host our significant financial applications to aid in our assessment of information security risk associated with our relationship with the host vendor. If a host vendor is not able to provide a SOC 2 report, we take additional steps to assess information security risk associated with the relationship.

The vast majority (98%) of our restaurants are owned and operated by franchisees who themselves are at risk of cyber-attacks or security incidents. Whilst some of those franchisees do operate their restaurants utilizing the Company's networks and systems, many use networks and systems which they manage themselves. In such instances, there is limited direct connectivity between the networks that the Company manages and the networks which our franchisees manage. We have established minimum information security standards for our franchisees through our Franchise Agreement Policy Manuals and Brand Standards and those minimum information security standards are in the process of being adopted.

Despite the security measures implemented as part of our Program, the current cyber threat environment presents increased risks for all companies, and we are a frequent target of cyber-attacks and have experienced security incidents. For example, on January 18, 2023, the Company announced a ransomware attack that impacted certain Information Technology ("IT") systems. This incident resulted in the closure of fewer than 300 restaurants in one market for one day, and certain of the Company's IT systems and data were affected. In addition, although data was taken from our network, the affected data was limited to certain personal information of former and current employees, and we have no evidence that customer databases were accessed.

We have incurred, and may continue to incur, certain expenses related to this attack, including expenses to respond to, remediate and investigate this matter. In addition, several separate putative class actions have been filed in U.S. federal and state court by current and/or former employees alleging violations of privacy and other rights in connection with the ransomware incident.

We do not believe that any risks we have identified to date from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For additional information regarding the risks to us associated with cybersecurity incidents, see Item 1A. "Risk Factors".

Governance

The Company's cybersecurity risk management processes are integrated into the Company's overall risk management processes. The Board of Directors has overall responsibility for the oversight of the Company's risk management and has delegated the oversight of specific risk-related responsibilities to certain Board committees. The Audit Committee oversees the Company's business and financial technology risk exposure, which includes data privacy and data protection, information security and cybersecurity, as well as the controls in place to monitor and mitigate these risks.

At a management level, our Program is led by our CISO, who reports to the Company's Chief Digital and Technology Officer. Our CISO has expertise in cybersecurity risk management through, among other things, over 30 years of information security experience, prior CISO and security leadership positions at other public companies, and certain technology and information security matters certifications. Additionally, we have a formal data privacy management committee made up of privacy professionals, operational experts and specialist legal counsel which is overseen by our Chief Legal Officer.

We have a Data Incident Response Plan ("the Plan") which provides for controls and procedures in connection with cybersecurity events including escalation procedures as summarized below. Under the Plan, we have established a Data Incident Response Team (the "Response Team"), a cross-functional group comprised of certain members of senior management, including our Chief Legal Officer and CISO. The Plan provides that the Response Team is responsible for assessing, investigating and responding to any cybersecurity event elevated for its consideration by our CISO.

In addition, under the Plan, we have established a cross-functional management group comprised of our Chief Legal Officer, Chief Financial Officer, Chief Digital and Technology Officer, Vice President Internal Audit, Chief Compliance Officer, Senior Vice President Finance & Corporate Controller and CISO. The Plan provides that any cybersecurity incident that is elevated for the review of the Response Team will also be reviewed by this group to determine whether any such incident is material for securities laws purposes and whether public disclosure is required or advisable in connection therewith, following any necessary consultation with the Company's senior management, Disclosure Committee, Audit Committee and/or Board of Directors.

Our CISO and Chief Digital and Technology Officer advise the Audit Committee at least four times a year, and the Board of Directors regularly, on our management and oversight of information security risks and data protection risks. The Audit Committee also receives periodic updates on data privacy from members of management within our data privacy group in addition to the regular updates from our CISO. The Audit Committee provides a summary to the full Board at each regular Board meeting of the information security risk review together with any other risk related subjects discussed at the Audit Committee meeting.

Item 2. Properties.

As of year end 2024, the Company's Concepts owned land, building or both for 362 restaurants worldwide in connection with the operation of our 1,311 Company-owned restaurants. These restaurants are further detailed as follows:

- The KFC Division owned land, building or both for 100 restaurants.
- The Taco Bell Division owned land, building or both for 260 restaurants.
- The Pizza Hut Division owned land, building or both for 2 restaurants.

The Company currently also owns land, building or both related to approximately 425 franchise restaurants that it leases to franchisees and leases land, building or both related to approximately 200 franchise restaurants that it subleases to franchisees, principally in the U.S., United Kingdom, Australia and Germany.

Company-owned restaurants in the U.S. with leases are generally leased for initial terms of 10 to 20 years and generally have renewal options. Company-owned restaurants outside the U.S. with leases have initial lease terms and renewal options that vary by country.

The KFC Division and Pizza Hut Division corporate headquarters and a KFC and Pizza Hut research facility in Plano, Texas are owned by Pizza Hut. A leased building in Irvine, California contains the Taco Bell Division and the Habit Burger & Grill Division corporate headquarters and a Taco Bell research facility. The YUM corporate headquarters and a KFC research facility in Louisville, Kentucky are owned by KFC. Additional information about the Company's properties is included in the Consolidated Financial Statements in Part II, Item 8.

Form 10-K

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3. Legal Proceedings.

The Company is subject to various lawsuits covering a variety of allegations. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. Matters faced by the Company include, but are not limited to, claims from franchisees, suppliers, employees, customers, governments and others related to operational, foreign exchange, tax, franchise, contractual, cybersecurity or employment issues as well as claims that the Company has infringed on third-party intellectual property rights. In addition, the Company brings claims from time-to-time relating to infringement of, or challenges to, our intellectual property, including registered marks. Finally, as a publicly-traded company, disputes arise from time-to-time with our shareholders, including allegations that the Company breached federal securities laws or that officers and/or directors breached fiduciary duties. Descriptions of significant current specific claims and contingencies appear in Note 20, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8, which is incorporated by reference into this item.

Item 4. Mine Safety Disclosures.

Not applicable.

Executive Officers of the Registrant.

The executive officers of the Company as of February 19, 2025, and their ages and current positions as of that date are as follows:

David Gibbs, 61, is Chief Executive Officer of YUM a position he has held since January 2020. Prior to that, he served as President and Chief Operating Officer from August 2019 to December 2019, as President, Chief Financial Officer and Chief Operating Officer from January 2019 to August 2019 and as President and Chief Financial Officer from May 2016 to December 2018. Prior to these positions, he served as Chief Executive Officer of Pizza Hut Division from January 2015 to April 2016. From January 2014 to December 2014, Mr. Gibbs served as President of Pizza Hut U.S. Prior to this position, Mr. Gibbs served as President and Chief Financial Officer of Yum! Restaurants International, Inc. ("YRI") from May 2012 through December 2013. Mr. Gibbs served as Chief Financial Officer of YRI from January 2011 to April 2012. He was Chief Financial Officer of Pizza Hut U.S. from September 2005 to December 2010.

Erika Burkhardt, 51, is Chief Legal Officer and Corporate Secretary of YUM. She has served in this position since November 2024. Prior to that, she served as Associate General Counsel of YUM from July 2020 to November 2024 where she oversaw the Company's trademark and employment law teams. She has been with the Company since 2004, including as Pizza Hut U.S. Human Resources & Litigation Counsel and Vice President, Brand Protection.

Aaron Powell, 53, is Chief Executive Officer of Pizza Hut Division, a position he has held since September 2021. Before joining YUM, Mr. Powell served in various positions at Kimberly-Clark from September 2007 to August 2021. Prior to joining Kimberly-Clark, he served in various positions at Bain & Company and Proctor & Gamble.

David Russell, 55, is Senior Vice President, Finance and Corporate Controller of YUM. He has served as YUM's Corporate Controller since February 2011 and as Senior Vice President, Finance since February 2017. Prior to serving as Corporate Controller, Mr. Russell served in various positions at the Vice President level in the YUM Finance Department, including Controller-Designate from November 2010 to February 2011 and Vice President, Assistant Controller from January 2008 to December 2010.

Sabir Sami, 57, is Chief Executive Officer of KFC Division, a position he has held since January 2022. He has informed the Company that he plans to resign as Chief Executive Officer of KFC Division on March 1, 2025. From January 2020 to December 2021 he served in a dual role as KFC Division Chief Operating Officer and Managing Director of KFC Asia. Prior to this, from

April 2013 to December 2019, he was Managing Director for the KFC Middle East, North Africa, Pakistan and Turkey markets. Before joining YUM in 2009, Mr. Sami served in various leadership roles at Procter & Gamble, the Coca-Cola Company and Reckitt Benckiser.

Tracy Skeans, 52, is Chief Operating Officer and Chief People & Culture Officer of YUM. She has served as Chief Operating Officer since January 2021 and Chief People & Culture Officer since January 2016. She also served as Chief Transformation Officer from November 2016 to December 2020. From January 2015 to December 2015, she was President of Pizza Hut International. Prior to this position, Ms. Skeans served as Chief People Officer of Pizza Hut Division from December 2013 to December 2014 and Chief People Officer of Pizza Hut U.S. from October 2011 to November 2013. From July 2009 to September 2011, she served as Director of Human Resources for Pizza Hut U.S and was on the Pizza Hut U.S. Finance team from September 2000 to June 2009.

Sean Tresvant, 54, is Chief Executive Officer of Taco Bell Division. He joined Taco Bell in January 2022 as the Global Chief Brand Officer. In February 2023, he was elevated to Global Chief Brand & Strategy Officer, and in January 2024 he became Chief Executive Officer. He is also Vice Chairman of the Taco Bell Foundation. Previously he spent 15 years at Nike, most recently as Chief Marketing Officer of the Jordan Brand.

Christopher Turner, 50, is Chief Financial and Franchise Officer of YUM. He has served as Chief Financial Officer since August 2019 and Chief Franchise Officer since November 2024. Before joining YUM, he served as Senior Vice President and General Manager in PepsiCo's retail and e-commerce businesses with Walmart in the U.S. and more than 25 countries and across PepsiCo's brands from December 2017 to July 2019. Prior to leading PepsiCo's Walmart business, he served in various positions including Senior Vice President of Transformation for PepsiCo's Frito-Lay North America business from July 2017 to December 2017 and Senior Vice President of Strategy for Frito-Lay from February 2016 to June 2017. Prior to joining PepsiCo, he was a partner in the Dallas office of McKinsey & Company, a strategic management consulting firm.

Additionally, the following executive officer of the Company has been appointed:

Scott Mezvinsky, 49, is President of Taco Bell North America and International, a position he has held since December 2023. Effective March 1, 2025, he will become the Chief Executive Officer of KFC Division. Prior to his current role, he served as President of Taco Bell North America from September 2023 to December 2023, as Managing Director of Taco Bell North America from February 2023 to September 2023 and as Global Chief Strategy & Financial Officer for Taco Bell from February 2021 to February 2023. Since joining the Company in 2004, Mr. Mezvinsky has served in various positions at KFC and YUM, including General Manager of KFC Iberia, as well as roles in the KFC Latin America and Caribbean market, including Chief Development Officer and Vice President, Development and Operations.

Executive officers are elected by and serve at the discretion of the Board of Directors.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividend Policy

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE").

As of February 17, 2025, there were 32,381 registered holders of record of the Company's Common Stock.

In 2024, the Company declared and paid four cash dividends of $0.67 per share. In February 2025, the Company's Board of Directors declared a dividend of $0.71 per share to be distributed March 7, 2025, to shareholders of record at the close of business on February 21, 2025. Future decisions to pay cash dividends continue to be at the discretion of the Company's Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements and other factors that the Company's Board of Directors consider relevant.

Issuer Purchases of Equity Securities

The following table provides information as of December 31, 2024, with respect to shares of Common Stock repurchased by the Company during the quarter then ended. In May, 2024, our Board of Directors authorized share repurchases of up to $2.0 billion (excluding applicable transaction fees and excise taxes) of our outstanding Common Stock through December 31, 2026. As of December 31, 2024, we have remaining capacity to repurchase up to $1.6 billion of Common Stock under this authorization.

Fiscal Periods	Total number of shares purchased (thousands)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (thousands)	Approximate dollar value of shares that may yet be purchased under the plans or programs (millions)
10/1/24 - 10/31/24	717	$ 135.00	717	$ 1,627
11/1/24 - 11/30/24	24	$ 133.10	24	$ 1,623
12/1/24 - 12/31/24	107	$ 131.77	107	$ 1,609
Total	848	$ 134.54	848	

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Index and the S&P 500 Consumer Discretionary Sector Index, a peer group that includes YUM, for the period from December 31, 2019 to December 31, 2024. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 31, 2019, and that all cash dividends were reinvested.



	12/31/2019	12/30/2020	12/31/2021	12/30/2022	12/29/2023	12/31/2024
YUM	$100	$110	$143	$134	$140	$146
S&P 500	$100	$118	$152	$125	$157	$197
S&P Consumer Discretionary	$100	$133	$166	$104	$149	$193

Source of total return data: Bloomberg

Item 6. [Reserved]

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements ("Financial Statements") in Item 8 and the Forward-Looking Statements and the Risk Factors set forth in Item 1A. All Note references herein refer to the Notes to the Financial Statements. Tabular amounts are displayed in millions of U.S. dollars except per share and unit count amounts, or as otherwise specifically identified. Percentages may not recompute due to rounding.

Yum! Brands, Inc. and its subsidiaries (collectively referred to herein as the "Company", "YUM", "we", "us" or "our") franchise or operate a system of over 61,000 restaurants in more than 155 countries and territories, primarily under the concepts of KFC, Taco Bell, Pizza Hut and Habit Burger & Grill (collectively, the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-style food and pizza categories, respectively. The Habit Burger & Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. Of the over 61,000 restaurants, 98% are operated by franchisees.

As of December 31, 2024, YUM consists of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger & Grill Division which includes our worldwide operations of the Habit Burger & Grill concept

Through our Recipe for Good Growth we intend to deliver iconic restaurant brands and consistently drive better customer experiences, improved unit economics and higher rates of growth. Key enablers include accelerated use of digital and technology, increased collaboration and better leverage of our systemwide scale. This is done through a framework of three pillars: being Loved, Trusted and Connected.

Loved: We grow by delighting customers with craveable food and a distinctive experience. We innovate and elevate our iconic restaurant brands that people trust and champion, resulting in relevant, easy and distinctive brands.

Trusted: We operate responsibly with consistency and efficiency in our restaurants, across our system and in our communities. This includes a commitment to our priorities for social responsibility, risk management and sustainable stewardship of our people, food and planet.

Connected: We use our teamwork, technology and global scale to serve every customer, everywhere, anytime. Our unmatched operating capability allows us to recruit and equip the best restaurant operators in the world to deliver great customer experiences. And our commitment to bold restaurant development drives market and franchise unit expansion with strong economics.

Our unrivaled culture and talent and leading with smart, heart and courage are key to our success, fueling brand performance and franchise success.

We intend to drive long-term growth and shareholder returns primarily through consistent same-store sales growth and new unit development across all of our Concepts. We intend to support this growth and development through a capital and operating structure that:

- Invests capital in a manner consistent with an asset light, franchisor model;
- Allocates G&A in an efficient manner that provides leverage to operating profit growth while at the same time opportunistically investing in strategic growth initiatives;
- Targets a consolidated net leverage ratio that balances shareholder returns, cost of capital and flexibility against various risk factors; and

■ Maximizes shareholder return through a combination of paying a competitive dividend and returning excess free cash flow through share repurchases.

We intend for this MD&A to provide the reader with information that will assist in understanding our results of operations, including performance metrics that management uses to assess the Company's performance. Throughout this MD&A, we commonly discuss the following performance metrics:

■ Same-store sales growth is the estimated percentage change in system sales of all restaurants that have been open and in the YUM system for one year or more, including those temporarily closed. From time-to-time restaurants may be temporarily closed due to remodeling or image enhancement, rebuilding, natural disasters, health epidemic or pandemic, landlord disputes, boycotts, social or civil unrest or other issues. The system sales of restaurants we deem temporarily closed remain in our base for purposes of determining same-store sales growth and the restaurants remain in our unit count (see below). Same-store sales growth excludes, for subsidiaries operating on a monthly calendar, the extra day resulting from a leap year and excludes, for subsidiaries operating on a weekly periodic calendar, the last week of the year in fiscal years with 53 weeks. We believe same-store sales growth is useful to investors because our results are heavily dependent on the results of our Concepts' existing store base. Additionally, same-store sales growth is reflective of the strength of our Brands, the effectiveness of our operational and advertising initiatives and local economic and consumer trends.

■ Gross unit openings reflects new openings by us and our franchisees. Net new unit growth reflects gross unit openings offset by permanent store closures, by us and our franchisees. To determine whether a restaurant meets the definition of a unit we consider factors such as whether the restaurant has operations that are ongoing and independent from another YUM unit, serves the primary product of one of our Concepts, operates under a separate franchise agreement (if operated by a franchisee) and has substantial and sustainable sales. We believe gross unit openings and net new unit growth are useful to investors because we depend on new units for a significant portion of our growth. Additionally, gross unit openings and net new unit growth are generally reflective of the economic returns to us and our franchisees from opening and operating our Concept restaurants.

■ System sales, System sales excluding the impacts of foreign currency translation ("FX") and, in 2024, System sales excluding FX and the 53rd week for our U.S. subsidiaries and certain international subsidiaries that operate on a weekly periodic calendar, reflect the results of all restaurants regardless of ownership, including Company-owned and franchise restaurants. Sales at franchise restaurants typically generate ongoing franchise and license fees for the Company at a rate of 3% to 6% of sales. Increasingly, customers are paying a fee to a third party to deliver or facilitate the ordering of our Concepts' products. We also include in System sales any portion of the amount customers pay these third parties for which the third party is obligated to pay us a license fee as a percentage of such amount. Franchise restaurant sales and fees paid by customers to third parties to deliver or facilitate the ordering of our Concepts' products are not included in Company sales on the Consolidated Statements of Income; however, any resulting franchise and license fees we receive are included in the Company's revenues. We believe System sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates our primary revenue drivers, Company and franchise same-store sales as well as net new unit growth.

As of the beginning of the second quarter of 2022, as a result of our progress towards exiting Russia and our decision to reclass future net profits attributable to Russia subsequent to the date of invasion of Ukraine from the Division segments in which those profits were earned to Unallocated Other income (see Notes 3 and 19), we elected to remove all Russia units from our unit count as well as to begin excluding those units' associated sales from our system sales totals. We removed 1,112 units and 53 units in Russia from our global KFC and Pizza Hut unit counts, respectively. These units were treated similar to permanent store closures for purposes of our same-store sales calculations and thus they were removed from our same-store sales calculations beginning April 1, 2022.

In addition to the results provided in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), the Company provides the following non-GAAP measurements.

■ Diluted Earnings Per Share ("EPS") excluding Special Items (as defined below) and, in 2024, Diluted EPS excluding Special Items and the 53rd week;

■ Effective Tax Rate excluding Special Items and, in 2024, Effective Tax Rate excluding Special Items and the 53rd week;

■ Core Operating Profit and, in 2024, Core Operating Profit excluding the 53rd week. Core Operating Profit excludes Special Items and FX and we use Core Operating Profit for the purposes of evaluating performance internally;

■ Net Income excluding Special Items and, in 2024, Net Income excluding Special Items and the 53rd week;

■ Company restaurant profit and Company restaurant margin as a percentage of sales (as defined below).

These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of these non-GAAP measurements provide additional information to investors to facilitate the comparison of past and present operations.

Special Items are not included in any of our Division segment results as the Company does not believe they are indicative of our ongoing operations due to their size and/or nature. Our chief operating decision maker does not consider the impact of Special Items when assessing segment performance.

Company restaurant profit is defined as Company sales less Company restaurant expenses, both of which appear on the face of our Consolidated Statements of Income. Company restaurant expenses include those expenses incurred directly by our Company-owned restaurants in generating Company sales, including cost of food and paper, cost of restaurant-level labor, rent, depreciation and amortization of restaurant-level assets and advertising expenses incurred by and on behalf of that Company restaurant. Company restaurant margin as a percentage of sales ("Company restaurant margin %") is defined as Company restaurant profit divided by Company sales. We use Company restaurant profit for the purposes of internally evaluating the performance of our Company-owned restaurants and we believe Company restaurant profit provides useful information to investors as to the profitability of our Company-owned restaurants. In calculating Company restaurant profit, the Company excludes revenues and expenses directly associated with our franchise operations as well as non-restaurant-level costs included in General and administrative expenses, some of which may support Company-owned restaurant operations. The Company also excludes restaurant-level asset impairment and closures expenses, which have historically not been significant, from the determination of Company restaurant profit as such expenses are not believed to be indicative of ongoing operations. Further, while we generally include depreciation and amortization of restaurant-level assets within Divisional Company restaurant expenses used to derive Divisional Company restaurant profit, we record amortization of reacquired franchise rights arising from acquisition accounting within Corporate and unallocated Company restaurant expenses as such amortization is not believed to be indicative of ongoing Divisional results as well as to enhance comparability of acquired stores' margins with those of existing restaurants within Divisional results. Company restaurant profit and Company restaurant margin % as presented may not be comparable to other similarly titled measures of other companies in the industry.

Certain performance metrics and non-GAAP measurements are presented excluding the impact of FX. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the FX impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

For 2024 we provided System sales excluding FX and the 53rd week, Core Operating Profit excluding the 53rd week, Net Income excluding Special Items and the 53rd week, Diluted EPS excluding Special Items and the 53rd week and Effective Tax Rate excluding Special Items and the 53rd week to further enhance the comparability given the 53rd week that was part of our fiscal calendar in 2024.

Results of Operations

Summary

All comparisons within this summary are versus the same period a year ago. For discussion of our results of operations for 2023 compared to 2022, refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 20, 2024.

2024 financial highlights:

	% Change				
	System Sales, ex FX	Same-Store Sales	Units	GAAP Operating Profit	Core Operating Profit
KFC Division	+3	(2)	+7	+4	+6
Taco Bell Division	+8	+4	+2	+11	+11
Pizza Hut Division	(1)	(4)	+2	(5)	(3)
Worldwide	+4	(1)	+4	+4	+9

	Results Excluding 53rd Week in 2024 (% Change)	
	System Sales, ex FX	Core Operating Profit
KFC Division	+3	+5
Taco Bell Division	+6	+9
Pizza Hut Division	(1)	(4)
Worldwide	+3	+8

Additionally:

■ Foreign currency translation negatively impacted Divisional Operating Profit by $28 million for the year ended December 31, 2024. This included a negative impact to our KFC Division Operating Profit of $22 million for the year ended December 31, 2024.

	2024	2023	% Change
GAAP EPS	$ 5.22	$ 5.59	(7)
Special Items EPS	$ (0.26)	$ 0.42	NM
EPS Excluding Special Items	$ 5.48	$ 5.17	+6

■ Gross unit openings for the year were 4,535 units resulting in 2,757 net new units.

■ Full-year EPS excluding Special Items and 53rd Week was $5.39.

Worldwide

GAAP Results

	Amount			% B/(W)	
	2024	2023	2022	2024	2023
Company sales	$ 2,552	$ 2,142	$ 2,072	19	3
Franchise and property revenues	3,295	3,247	3,096	1	5
Franchise contributions for advertising and other services	1,702	1,687	1,674	1	1
Total revenues	7,549	7,076	6,842	7	3
Company restaurant expenses	$ 2,120	$ 1,774	$ 1,745	(20)	(2)
G&A expenses	1,181	1,193	1,140	1	(5)
Franchise and property expenses	134	123	123	(8)	(1)
Franchise advertising and other services expense	1,711	1,683	1,667	(2)	(1)
Refranchising (gain) loss	(34)	(29)	(27)	NM	NM
Other (income) expense	34	14	7	NM	NM
Total costs and expenses, net	5,146	4,758	4,655	(8)	(2)
Operating Profit	2,403	2,318	2,187	4	6
Investment (income) expense, net	21	(7)	(11)	NM	NM
Other pension (income) expense	(7)	(6)	9	NM	NM
Interest expense, net	489	513	527	5	3
Income before income taxes	1,900	1,818	1,662	5	9
Income tax provision	414	221	337	(88)	35
Net Income	$ 1,486	$ 1,597	$ 1,325	(7)	21
Diluted EPS[a]	$ 5.22	$ 5.59	$ 4.57	(7)	23
Effective tax rate	21.8%	12.1%	20.3%	(9.7) ppts.	8.2 ppts.

(a) See Note 4 for the number of shares used in this calculation.

Form 10-K

Performance Metrics

Unit Count	2024	2023	2022	% Increase (Decrease) 2024	2023
Franchise	60,035	57,691	54,371	4	6
Company-owned	1,311	1,017	990	29	3
Total	61,346	58,708	55,361	4	6

	2024	2023	2022
Same-Store Sales Growth (Decline) %	(1)	6	4
System Sales Growth %, reported	3	8	2
System Sales Growth %, excluding FX	4	10	6
System Sales Growth %, excluding FX and 53rd week	3	N/A	N/A

Our system sales breakdown by Company and franchise sales was as follows:

	Year		
	2024	**2023**	**2022**
Consolidated			
Company sales[a]	$ 2,552	$ 2,142	$ 2,072
Franchise sales	62,914	61,647	57,211
System sales	65,466	63,789	59,283
Negative (Positive) Foreign Currency Impact[b]	638	1,169	N/A
System sales, excluding FX	66,104	64,958	59,283
Impact of 53rd week	(568)	N/A	N/A
System sales, excluding FX and the 53rd Week	$ 65,536	$ 64,958	$ 59,283
KFC Division			
Company sales[a]	$ 801	$ 484	$ 491
Franchise sales	33,651	33,379	30,625
System sales	34,452	33,863	31,116
Negative (Positive) Foreign Currency Impact[b]	515	965	N/A
System sales, excluding FX	34,967	34,828	31,116
Impact of 53rd week	(171)	N/A	N/A
System sales, excluding FX and the 53rd Week	$ 34,796	$ 34,828	$ 31,116
Taco Bell Division			
Company sales[a]	$ 1,155	$ 1,069	$ 1,002
Franchise sales	16,038	14,846	13,651
System sales	17,193	15,915	14,653
Negative (Positive) Foreign Currency Impact[b]	(1)	(3)	N/A
System sales, excluding FX	17,192	15,912	14,653
Impact of 53rd week	(279)	N/A	N/A
System sales, excluding FX and the 53rd Week	$ 16,913	$ 15,912	$ 14,653
Pizza Hut Division			
Company sales[a]	$ 8	$ 14	$ 21
Franchise sales	13,100	13,301	12,832
System sales	13,108	13,315	12,853
Negative (Positive) Foreign Currency Impact[b]	124	207	N/A
System sales, excluding FX	13,232	13,522	12,853
Impact of 53rd week	(107)	N/A	N/A
System sales, excluding FX and the 53rd Week	$ 13,125	$ 13,522	$ 12,853
Habit Burger & Grill Division			
Company sales[a]	$ 588	$ 575	$ 558
Franchise sales	125	121	103
System sales	713	696	661
Negative (Positive) Foreign Currency Impact[b]	–	–	N/A
System sales, excluding FX	713	696	661
Impact of 53rd Week	(11)	N/A	N/A
System sales, excluding FX and the 53rd Week	$ 702	$ 696	$ 661

(a) Company sales represents sales from our Company-operated stores as presented on our Consolidated Statements of Income.

(b) The foreign currency impact on System sales is presented in relation only to the immediately preceding year presented. When determining applicable System sales growth percentages, the System sales excluding FX for the current year should be compared to the prior year System sales prior to adjustment for the prior year FX impact.

Form 10-K

Non-GAAP Items

Non-GAAP Items, along with the reconciliation to the most comparable GAAP financial measure, are presented below.

	2024	2023	2022
Core Operating Profit Growth %	9	12	5
Core Operating Profit Growth %, excluding the 53rd week	8	N/A	N/A
Diluted EPS Growth %, excluding Special Items	6	14	1
Diluted EPS Growth %, excluding Special Items and the 53rd week	4	N/A	N/A
Effective Tax Rate excluding Special Items	23.6%	20.6%	20.9%
Effective Tax Rate excluding Special Items and the 53rd week	23.5%	N/A	N/A

	2024	2023	2022
Company restaurant profit	$ 432	$ 368	$ 327
Company restaurant margin %	16.9%	17.2%	15.8%

Reconciliation of GAAP Operating Profit to Core Operating Profit and Core Operating Profit, excluding the 53rd Week	Year		
	2024	2023	2022
Consolidated			
GAAP Operating Profit	$ 2,403	$ 2,318	$ 2,187
Detail of Special Items:			
(Gain) loss associated with market-wide refranchisings[a]	1	5	–
Operating (profit) loss impact from decision to exit Russia[b]	–	11	(44)
Charges associated with resource optimization[c]	79	21	11
German acquisition and Turkey termination-related costs[d]	61	–	–
Other Special Items (Income) Expense	–	2	–
Special Items (Income) Expense - Operating Profit	141	39	(33)
Negative (Positive) Foreign Currency Impact on Operating Profit	28	49	N/A
Core Operating Profit	2,572	2,406	2,154
Impact of 53rd Week Operating Profit	(36)	N/A	N/A
Core Operating Profit, excluding the 53rd Week	$ 2,536	$ 2,406	$ 2,154

Special Items as shown above were recorded to the financial statement line items identified below:

	Year		
	2024	2023	2022
Consolidated Statement of Income Line Item			
Franchise and property revenues	$ 18	$ –	$ –
General and administrative expenses	84	28	19
Franchise and property expenses	–	1	6
Refranchising (gain) loss	1	5	–
Other (income) expense	38	5	(58)
Special Items (Income) Expense - Operating Profit	$ 141	$ 39	$ (33)
KFC Division			
GAAP Operating Profit	$1,363	$1,304	$1,198
Negative (Positive) Foreign Currency Impact	22	41	N/A
Core Operating Profit	1,385	1,345	1,198
Impact of 53rd Week	(9)	N/A	N/A
Core Operating Profit, excluding the 53rd Week	$1,376	$1,345	$1,198

	Year		
	2024	**2023**	**2022**
Taco Bell Division			
GAAP Operating Profit	$ 1,049	$ 944	$ 850
Negative (Positive) Foreign Currency Impact	–	–	N/A
Core Operating Profit	1,049	944	850
Impact of 53rd Week	(21)	N/A	N/A
Core Operating Profit, excluding the 53rd Week	$ 1,028	$ 944	$ 850
Pizza Hut Division			
GAAP Operating Profit	$ 373	$ 391	$ 387
Negative (Positive) Foreign Currency Impact	6	8	N/A
Core Operating Profit	379	399	387
Impact of 53rd Week	(5)	N/A	N/A
Core Operating Profit, excluding the 53rd Week	$ 374	$ 399	$ 387
Habit Burger & Grill Division			
GAAP Operating Profit (Loss)	$ –	$ (14)	$ (24)
Negative (Positive) Foreign Currency Impact	–	–	N/A
Core Operating Profit (Loss)	–	(14)	(24)
Impact of 53rd Week	(1)	N/A	N/A
Core Operating Profit (Loss), excluding the 53rd Week	$ (1)	$ (14)	$ (24)
Reconciliation of GAAP Net Income to Net Income excluding Special Items and Net Income excluding Special Items and the 53rd week			
GAAP Net Income	$ 1,486	$ 1,597	$ 1,325
Special Items (Income) Expense - Operating Profit	141	39	(33)
Special Items (Income) Expense - Interest Expense, net[e]	–	–	28
Special Items Tax (Benefit) Expense[f]	(66)	(161)	(8)
Net Income excluding Special Items	1,561	1,475	1,312
Impact of 53rd Week	(25)	–	–
Net Income excluding Special Items and the 53rd Week	$ 1,536	$ 1,475	$ 1,312
Reconciliation of Diluted EPS to Diluted EPS excluding Special Items and Diluted EPS excluding Special Items and the 53rd Week			
Diluted EPS	$ 5.22	$ 5.59	$ 4.57
Less Special Items Diluted EPS	(0.26)	0.42	0.04
Diluted EPS excluding Special Items	5.48	5.17	4.53
Less Impact of 53rd Week	0.09	–	–
Diluted EPS excluding Special Items and the 53rd Week	$ 5.39	$ 5.17	$ 4.53
Reconciliation of GAAP Effective Tax Rate to Effective Tax Rate excluding Special Items and Effective Tax Rate excluding Special Items and the 53rd Week			
GAAP Effective Tax Rate	21.8%	12.1%	20.3%
Impact on Tax Rate as a result of Special Items	(1.8)%	(8.5)%	(0.6)%
Effective Tax Rate excluding Special Items	23.6%	20.6%	20.9%
Impact on Tax Rate as a result of the 53rd Week	0.1%	N/A	N/A
Effective Tax Rate excluding Special Items and the 53rd Week	23.5%	20.6%	20.9%

(a) *Due to their size and volatility, we have reflected as Special Items those refranchising gains and losses that were recorded in connection with market-wide refranchisings. During the years ended December 31, 2024 and 2023, we recorded net refranchising losses of $1 million and $5 million, respectively, that have been reflected as Special Items.*

Additionally, during the years ended December 31, 2024, 2023 and 2022, we recorded net refranchising gains of $35 million, $34 million and $27 million, respectively, that have not been reflected as Special Items. These net refranchising gains relate to refranchising of restaurants unrelated to market-wide refranchisings that we believe are indicative of our expected ongoing refranchising activity.

Form 10-K

(b) In the first quarter of 2022, as a result of the Russian invasion of Ukraine, we suspended all investment and restaurant development in Russia. We also suspended all operations of our 70 company-owned KFC restaurants in Russia and began finalizing an agreement to suspend all Pizza Hut operations in Russia, in partnership with our master franchisee. Further, we pledged to redirect any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts. During the second quarter of 2022, we completed the transfer of ownership of the Pizza Hut Russia business to a local operator. In April 2023, we completed our exit from the Russia market by selling the KFC business in Russia to Smart Service Ltd.

Our GAAP operating results presented herein reflect revenues from and expenses to support the Russian operations for KFC and Pizza Hut prior to the dates of sale or transfer, within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed such net operating profits or losses from the Division segment results in which they were earned to Unallocated Other income (expense). Additionally, we incurred certain expenses related to the dispositions of the businesses and other one-time costs related to our exit from Russia which we recorded within Corporate and unallocated G&A and Unallocated Franchise and property expenses. Also recorded in Unallocated Other income (expense) were foreign exchange impacts attributable to fluctuations in the value of the Russian ruble and a charge of $3 million recorded during the year ended December 31, 2023, as a result of the completion of the sale of the KFC Russia business. The resulting net Operating Loss of $11 million for the year ended December 31, 2023, and net Operating Profit of $44 million for the year ended December 31, 2022, have been reflected as Special Items.

(c) Charges related to a resource optimization program initiated in the third quarter of 2020. See Note 5. Due to their scope and size, the charges over the life of the program, which have primarily resulted from severance associated with positions that have been eliminated or relocated and consultant fees, are being recorded within Corporate and unallocated G&A and have been reflected as Special Items.

(d) On January 8, 2025, we terminated our franchise agreements with franchisee IS Gida A.S. (IS Gida), the owner and operator of KFC and Pizza Hut restaurants in Turkey and a subsidiary of IS Holding A.S. (IS Holding), after failure by IS Gida to meet our standards. The termination affects 284 KFC restaurants and 254 Pizza Hut restaurants in Turkey. We also re-acquired the master franchise rights in Germany for KFC and Pizza Hut from the owner of IS Holding in December 2024. There is no impact in Germany from the termination in Turkey. As a result, we recorded charges of $37 million to Unallocated Other (income) expense, $18 million to Unallocated Franchise and property revenues and $6 million to Corporate and unallocated General and administrative expenses consisting primarily of transaction costs associated with the German acquisition and termination-related costs associated with the Turkey business in the year ended December 31, 2024, that have been reflected as Special Items.

(e) Amounts recorded in connection with redemptions of long-term debt. See Note 5. Due to their size and the fact that they are not indicative of our ongoing interest expense, these amounts have been reflected as Special Items.

(f) The below table includes the detail of Special Items Tax (Benefit) Expense:

	Year		
	2024	**2023**	**2022**
Tax (Benefit) Expense on Special Items Operating Profit and Interest Expense	$ (28)	$ (8)	$ 2
Tax (Benefit) Expense - Other Income tax impacts from decision to exit Russia	–	(7)	72
Tax (Benefit) - Intra-entity transfers and valuations of intellectual property	(32)	(183)	(82)
Tax (Benefit) Expense - Other Income tax impacts recorded as Special	(6)	37	–
Special Items Tax (Benefit) Expense	$ (66)	$ (161)	$ (8)

Tax (Benefit) Expense on Special Items Operating Profit and Interest Expense was determined by assessing the tax impact of each individual component within Special Items based upon the nature of the item and jurisdictional tax law.

In addition to the corresponding Tax (Benefit) Expense on the Operating (Profit) Loss impact from our decision to exit Russia as included above, Special Items Tax (Benefit) Expense also includes $72 million of incremental net tax expense recorded in the year ended December 31, 2022 from the remeasurement and reassessment of the need for a valuation allowance on deferred tax assets in Switzerland due to the expected reduction in the tax basis of intellectual property rights ("IP") associated with the loss of the Russian royalty income. In addition, we reassessed certain deferred tax liabilities associated with the Russia business given the expectation that the existing basis difference would reverse by way of sale.

Special Items Tax (Benefit) Expense includes $32 million, $183 million and $82 million of tax benefit recorded in the years ended December 31, 2024, 2023 and 2022 respectively, associated with intra-entity transfers and valuations of certain IP rights.

- *The benefit recorded in the year ended December 31, 2024, resulted primarily from the tax liquidation of certain subsidiaries in Israel and Australia as well as the intra-entity transfer of software from those subsidiaries to subsidiaries in the U.S.*
- *The benefit recorded in the year ended December 31, 2023, resulted primarily from $99 million of deferred tax benefit arising from the remeasurement of deferred tax assets associated with previously transferred IP rights in Switzerland as a result of an increase in our jurisdictional tax rate, as well as a $29 million deferred tax benefit associated with credits granted by local Swiss tax authorities. The benefit recorded in the year ended December 31, 2023, also includes $30 million of deferred tax benefit associated with the intra-entity transfer of certain Asia region IP rights to Singapore or the U.S.*

- *The benefit recorded in the year ended December 31, 2022, resulted from the remeasurement of deferred tax assets associated with IP rights held in Switzerland in connection with an annual valuation under Swiss law, as well as the reassessment of the need for a valuation allowance on those deferred tax assets based on forecasted future taxable income. The annual valuation supported an increase to tax basis of Swiss IP rights associated with parts of our business that continue to use these IP rights due to expected royalty growth assumptions in those parts of the business that largely offset the loss of Russia royalty income associated with such IP rights as a result of our decision to exit the Russia market.*

Other Income Tax impacts recorded as Special in the year ended December 31, 2023 included $41 million of expense associated with a correction in the timing of capital loss utilization related to refranchising gains previously recorded as Special Items to tax years with a lower statutory tax rate.

Reconciliation of GAAP Operating Profit to Company Restaurant Profit

	2024					
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Consolidated
GAAP Operating Profit (Loss)	$ 1,363	$ 1,049	$ 373	$ –	$ (382)	$ 2,403
Less:						
Franchise and property revenues	1,685	997	622	9	(18)	3,295
Franchise contributions for advertising and other services	613	708	378	3	–	1,702
Add:						
General and administrative expenses	363	199	219	54	346	1,181
Franchise and property expenses	63	33	34	4	–	134
Franchise advertising and other services expense	610	708	390	3	–	1,711
Refranchising (gain) loss	–	–	–	–	(34)	(34)
Other (income) expense	(3)	(1)	(16)	10	44	34
Company restaurant profit (loss)	$ 98	$ 283	$ –	$ 59	(8)	$ 432
Company sales	$ 801	$ 1,155	$ 8	$ 588	–	$ 2,552
Company restaurant margin %	12.2%	24.4%	(0.6)%	10.1%	N/A	16.9%

	2023					
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Consolidated
GAAP Operating Profit (Loss)	$ 1,304	$ 944	$ 391	$ (14)	$ (307)	$ 2,318
Less:						
Franchise and property revenues	1,698	918	622	9	–	3,247
Franchise contributions for advertising and other services	648	654	383	2	–	1,687
Add:						
General and administrative expenses	383	204	221	59	326	1,193
Franchise and property expenses	72	32	15	3	1	123
Franchise advertising and other services expense	648	644	389	2	–	1,683
Refranchising (gain) loss	–	–	–	–	(29)	(29)
Other (income) expense	6	–	(11)	10	9	14
Company restaurant profit	$ 67	$ 252	$ –	$ 49	$ –	$ 368
Company sales	$ 484	$ 1,069	$ 14	$ 575	$ –	$ 2,142
Company restaurant margin %	13.7%	23.7%	0.1%	8.5%	N/A	17.2%

Form 10-K

	2022					
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Consolidated
GAAP Operating Profit (Loss)	$ 1,198	$ 850	$ 387	$ (24)	$ (224)	$ 2,187
Less:						
Franchise and property revenues	1,645	837	607	7	–	3,096
Franchise contributions for advertising and other services	698	598	376	2	–	1,674
Add:						
General and administrative expenses	390	191	211	51	297	1,140
Franchise and property expenses	69	33	13	2	6	123
Franchise advertising and other services expense	684	599	382	2	–	1,667
Refranchising (gain) loss	–	–	–	–	(27)	(27)
Other (income) expense	67	(2)	(10)	4	(52)	7
Company restaurant profit	$ 65	$ 236	$ –	$ 26	$ –	$ 327
Company sales	$ 491	$ 1,002	$ 21	$ 558	$ –	$ 2,072
Company restaurant margin %	13.2%	23.6%	(2.2)%	4.7%	N/A	15.8%

Items Impacting Reported Results and/or Reasonably Likely to Impact Future Results

The following items impacted reported results in 2024 and/or 2023 and/or are reasonably likely to impact future results. See also the Detail of Special Items section of this MD&A for other items similarly impacting results.

Extra Week in 2024

Fiscal 2024 included a 53rd week for all of our U.S. and certain international subsidiaries that operate on a period calendar. See Note 2 for additional details related to our fiscal calendar. The following table summarizes the estimated impact of the 53rd week on Revenues and Operating Profit for the year ended December 31, 2024. The 53rd week in 2024 favorably impacted Diluted EPS by approximately $0.09 per share.

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Revenues					
Company sales	$ 16	$ 21	$ –	$ 9	$ 46
Franchise and property revenues	8	16	6	–	30
Franchise contributions for advertising and other services	4	11	5	–	20
Total revenues	$ 28	$ 48	$11	$ 9	$ 96
Operating Profit					
Franchise and property revenues	$ 8	$ 16	$ 6	$ –	$ 30
Franchise contributions for advertising and other services	4	11	5	–	20
Restaurant profit	3	7	–	1	11
Franchise for advertising and other services expenses	(4)	(11)	(5)	–	(20)
G&A expenses	(2)	(2)	(1)	–	(5)
Operating Profit	$ 9	$ 21	$ 5	$ 1	$ 36

Middle East Conflict

During the fourth quarter of 2023, certain of our markets, principally in our KFC and Pizza Hut Divisions, began being impacted by a military conflict in the Middle East region. Our sales continued to be impacted during 2024, most significantly in markets across the Middle East, Malaysia and Indonesia. The impact in these markets represented an approximate one-point headwind to YUM's overall same-store sales growth in the year ended December 31, 2024. Additionally, we believe we experienced conflict-related impacts in a broader set of markets and trade areas, though such amounts are difficult to precisely quantify.

In a few isolated cases, the scale and duration of these sales impacts have affected the financial health of our less scaled or less well-capitalized franchisees, particularly those whose restaurants have been most heavily impacted. On January 8, 2025, we terminated our franchise agreements with franchisee IS Gida A.S. (IS Gida), the owner and operator of KFC and Pizza Hut restaurants in Turkey and a subsidiary of IS Holding A.S. (IS Holding), after failure by IS Gida to meet our standards. The termination affects 284 KFC restaurants and 254 Pizza Hut restaurants in Turkey, which will be reflected as a reduction in the Company's reported unit counts at the end of the first quarter of 2025. We also re-acquired the master franchise rights in Germany for KFC and Pizza Hut from the owner of IS Holding in December 2024. There is no impact in Germany from the termination in Turkey. We recorded a charge of approximately $61 million in the year ended December 31, 2024, consisting primarily of transaction costs associated with the German acquisition and termination-related costs associated with the Turkey business. Due to issues specific to this franchisee and market, the recent sales in the Turkey restaurants were significantly below the global average sales per restaurant for each brand. As a result, the loss of royalties from the store closures will have no material impact to the Company's Core Operating Profit in 2025 and beyond. We are actively searching for the right franchise partner to reopen the Turkey market and drive future success.

While we began to see some recovery in the markets most impacted by the Middle East conflict in the fourth quarter of 2024, the conflict is ongoing, and its dynamic nature makes it difficult to forecast any impacts on the Company's 2025 revenues, operating profit, including the impacts of any bad debt expense, and unit count with any certainty.

Investment in Devyani

During the quarter ended March 31, 2024, we sold our approximate 5% minority investment in Devyani International Limited ("Devyani"), a franchise entity that operates KFC and Pizza Hut restaurants in India, for pre-tax proceeds of $104 million. Changes in the fair value of our ownership interest in Devyani prior to the date of sale resulted in pre-tax investment losses of $20 million in the year ended December 31, 2024 and pre-tax investment income of $8 million and $11 million in the years ended December 31, 2023 and 2022, respectively.

KFC Division

The KFC Division has 31,981 units, 89% of which are located outside the U.S. Additionally, 99% of the KFC Division units were operated by franchisees as of the end of 2024.

				% B/(W) 2024			% B/(W) 2023	
	2024	2023	2022	Reported	Ex FX	Ex FX and 53rd Week in 2024	Reported	Ex FX
System Sales	$ 34,452	$ 33,863	$ 31,116	2	3	3	9	12
Same-Store Sales Growth (Decline) %	(2)%	7%	4%	N/A	N/A	N/A	N/A	N/A
Company sales	$ 801	$ 484	$ 491	66	64	60	(2)	2
Franchise and property revenues	1,685	1,698	1,645	(1)	1	Even	3	6
Franchise contributions for advertising and other services	613	648	698	(5)	(6)	(6)	(7)	(6)
Total revenues	$ 3,099	$ 2,830	$ 2,834	10	10	9	Even	2
Company restaurant profit	$ 98	$ 67	$ 65	48	47	43	2	7
Company restaurant margin %	12.2%	13.7%	13.2%	(1.5)ppts.	(1.4)ppts.	(1.5)ppts.	0.5 ppts.	0.6 ppts.
G&A expenses	$ 363	$ 383	$ 390	5	5	6	2	2
Franchise and property expenses	63	72	69	13	12	12	(5)	(6)
Franchise advertising and other services expense	610	648	684	6	6	7	5	4
Operating Profit	$ 1,363	$ 1,304	$ 1,198	4	6	5	9	12

Unit Count	2024	2023	2022	% Increase (Decrease) 2024	% Increase (Decrease) 2023
Franchise	31,513	29,680	27,541	6	8
Company-owned	468	220	219	113	–
Total	31,981	29,900	27,760	7	8

Company sales and Company restaurant margin %

In 2024, the increase in Company sales, excluding the impacts of foreign currency translation and the 53rd week, was driven by the KFC U.K. and Ireland restaurant acquisition (see Note 3) in the second quarter of 2024, partially offset by a Company same-store sales decline of 3%.

In 2024, the decrease in Company restaurant margin percentage was driven by higher labor and restaurant operating costs, partially offset by commodity deflation.

Franchise and property revenues

In 2024, Franchise and property revenues, excluding the impacts of foreign currency translation and the 53rd week, were flat as unit growth was offset by a franchise same-store sales decline of 2% and a 1% negative impact from the KFC U.K. and Ireland restaurant acquisition.

G&A

In 2024, the decrease in G&A, excluding the impacts of foreign currency translation and the 53rd week, was driven by lower expenses related to our annual incentive compensation programs, lower travel related costs, refranchising and the impact of the sale of our KFC Russia business in 2023, partially offset by higher expenses related to the operation of acquired KFC U.K. and Ireland restaurants.

Operating Profit

In 2024, the increase in Operating Profit, excluding the impacts of foreign currency translation and the 53rd week, was driven by unit growth and lower G&A, partially offset by a same-store sales decline.

Taco Bell Division

The Taco Bell Division has 8,757 units, 87% of which are in the U.S. The Company owned 7% of the Taco Bell units in the U.S. as of the end of 2024.

	2024	2023	2022	% B/(W) 2024 Reported	% B/(W) 2024 Ex FX	% B/(W) 2024 Ex FX and 53rd Week in 2024	% B/(W) 2023 Reported	% B/(W) 2023 Ex FX
System Sales	$ 17,193	$ 15,915	$ 14,653	8	8	6	9	9
Same-Store Sales Growth %	4%	5%	8%	N/A	N/A	N/A	N/A	N/A
Company sales	$ 1,155	$ 1,069	$ 1,002	8	8	6	7	7
Franchise and property revenues	997	918	837	9	9	7	10	10
Franchise contributions for advertising and other services	708	654	598	8	8	7	9	9
Total revenues	$ 2,860	$ 2,641	$ 2,437	8	8	7	8	8

Form 10-K

	2024	2023	2022	% B/(W) 2024 Reported	Ex FX	Ex FX and 53rd Week in 2024	% B/(W) 2023 Reported	Ex FX
Company restaurant profit	$ 283	$ 252	$ 236	12	12	9	7	7
Company restaurant margin %	24.4%	23.7%	23.6%	0.7 ppts.	0.7 ppts.	0.6 ppts.	0.1 ppts.	0.1 ppts.
G&A expenses	$ 199	$ 204	$ 191	3	3	4	(7)	(7)
Franchise and property expenses	33	32	33	(3)	(3)	(2)	4	4
Franchise advertising and other services expense	708	644	599	(10)	(10)	(8)	(7)	(7)
Operating Profit	$ 1,049	$ 944	$ 850	11	11	9	11	11

Unit Count	2024	2023	2022	% Increase (Decrease) 2024	2023
Franchise	8,253	8,081	7,754	2	4
Company-owned	504	483	464	4	4
Total	8,757	8,564	8,218	2	4

Company sales and Company restaurant margin %

In 2024, the increase in Company sales, excluding the impacts of the 53rd week, was driven by company same-store sales growth of 3% and unit growth.

In 2024, the increase in Company restaurant margin percentage, excluding the impacts of the 53rd week, was driven by same-store sales growth partially offset by higher labor costs, commodity inflation and an increase in other restaurant operating costs.

Franchise and property revenues

In 2024, the increase in Franchise and property revenues, excluding the impacts of the 53rd week, was driven by franchise same-store sales growth of 4% and unit growth.

G&A

In 2024, the decrease in G&A, excluding the impacts of the 53rd week, was driven by lower share-based compensation and lower expenses related to our annual incentive compensation programs partially offset by higher digital and technology expenses.

Operating Profit

In 2024, the increase in Operating Profit, excluding the impacts of the 53rd week, was driven by same-store sales growth, unit growth and lower G&A partially offset by higher restaurant operating costs.

Form 10-K

Pizza Hut Division

The Pizza Hut Division has 20,225 units, 68% of which are located outside the U.S. Over 99% of the Pizza Hut Division units were operated by franchisees as of the end of 2024. The Pizza Hut Division uses multiple distribution channels including delivery, dine-in and express (e.g. airports) and includes units operating under both the Pizza Hut and Telepizza brands.

				% B/(W) 2024			% B/(W) 2023	
	2024	2023	2022	Reported	Ex FX	Ex FX and 53rd Week in 2024	Reported	Ex FX
System Sales	$ 13,108	$ 13,315	$ 12,853	(2)	(1)	(1)	4	5
Same-Store Sales Growth (Decline) %	(4)%	2%	Even	N/A	N/A	N/A	N/A	N/A
Company sales	$ 8	$ 14	$ 21	(45)	(45)	(47)	(33)	(33)
Franchise and property revenues	622	622	607	Even	1	Even	3	4
Franchise contributions for advertising and other services	378	383	376	(1)	(1)	(3)	2	2
Total revenues	$ 1,008	$ 1,019	$ 1,004	(1)	(1)	(2)	1	2
Company restaurant profit	$ —	$ —	$ —	NM	NM	NM	NM	NM
Company restaurant margin %	(0.6)%	0.1%	(2.2)%	(0.7)ppts.	(0.7)ppts.	(0.8)ppts.	2.3 ppts.	2.3 ppts.
G&A expenses	$ 219	$ 221	$ 211	1	1	2	(5)	(5)
Franchise and property expenses	34	15	13	(122)	(121)	(118)	(16)	(15)
Franchise advertising and other services expense	390	389	382	Even	Even	1	(2)	(2)
Operating Profit	$ 373	$ 391	$ 387	(5)	(3)	(4)	1	3

				% Increase (Decrease)	
Unit Count	**2024**	**2023**	**2022**	**2024**	**2023**
Franchise	20,202	19,859	19,013	2	4
Company-owned	23	7	21	NM	(67)
Total	20,225	19,866	19,034	2	4

Franchise and property revenues

In 2024, Franchise and property revenues, excluding the impacts of foreign currency translation and the 53rd week, were flat, as a franchise same-store sales decline of 4% was offset by unit growth.

G&A

In 2024, the decrease in G&A, excluding the impacts of foreign currency translation and the 53rd week, was driven by lower expenses related to our annual incentive compensation programs, partially offset by higher salaries and benefits.

Operating Profit

In 2024, the decrease in Operating Profit, excluding the impacts of foreign currency translation and the 53rd week, was driven by higher bad debt expense and a same-store sales decline, partially offset by unit growth.

Habit Burger & Grill Division

The Habit Burger & Grill Division has 383 units, the vast majority of which are in the U.S. The Company owned 84% of the Habit Burger & Grill units in the U.S. as of the end of 2024.

				% B/(W) 2024			% B/(W) 2023	
	2024	2023	2022	Reported	Ex FX	Ex FX and 53rd Week in 2024	Reported	Ex FX
System Sales	$ 713	$ 696	$ 661	2	2	1	6	6
Same-Store Sales Growth (Decline) %	(4)%	(3)%	(1)%	N/A	N/A	N/A	N/A	N/A
Total revenues	$ 600	$ 586	$ 567	2	2	1	3	3
Operating Profit (Loss)	$ –	$ (14)	$ (24)	99	99	90	42	42

Unit Count					2024	2023	2022	% Increase (Decrease) 2024	2023
Franchise					67	71	63	(6)	13
Company-owned					316	307	286	3	7
Total					383	378	349	1	8

Corporate & Unallocated

(Expense)/Income	2024	2023	2022	% B/(W) 2024	2023
Corporate and unallocated G&A	$ (346)	$ (326)	$ (297)	(6)	(10)
Unallocated Company restaurant expenses (See Note 19)	(8)	–	–	NM	NM
Unallocated Franchise and property revenues (See Note 19)	(18)	–	–	NM	NM
Unallocated Franchise and property expenses	–	(1)	(6)	NM	NM
Unallocated Refranchising gain (loss) (See Note 5)	34	29	27	NM	NM
Unallocated Other income (expense) (See Note 19)	(44)	(9)	52	NM	NM
Investment income (expense), net (See Note 5)	(21)	7	11	NM	NM
Other pension income (expense) (See Note 15)	7	6	(9)	NM	NM
Interest expense, net	(489)	(513)	(527)	5	3
Income tax provision (See Note 18)	(414)	(221)	(337)	(88)	35
Effective tax rate (See Note 18)	21.8%	12.1%	20.3%	(9.7) ppts.	8.2 ppts.

Corporate and unallocated G&A

In 2024, the year to date increase in Corporate and unallocated G&A expense was driven by higher costs associated with our resource optimization program (see Note 5), partially offset by lower current year expenses related to our annual incentive compensation programs, lower share based compensation expense and lapping net costs related to the prior year ransomware attack.

Interest expense, net

The decrease in Interest expense, net for 2024 was primarily driven by lower average outstanding borrowings and higher interest income.

Form 10-K

Consolidated Cash Flows

Net cash provided by operating activities was $1,689 million in 2024 versus $1,603 million in 2023. The increase was primarily driven by an increase in Operating Profit before Special Items, partially offset by higher income tax payments and an increase in payments related to our resource optimization program.

Net cash used in investing activities was $422 million in 2024 versus $107 million in 2023. The change was primarily driven by outflows in the current year related to the KFC U.K. and Ireland restaurant acquisition, lapping proceeds from the prior year sale of KFC Russia and current year purchases of short-term investments, partially offset by current year proceeds arising from the sale of our approximate 5% minority investment in Devyani.

Net cash used in financing activities was $1,163 million in 2024 versus $1,429 million in 2023. The change was primarily driven by net borrowings in the current year as compared to net debt repayments in the prior year, partially offset by higher current year share repurchases.

Liquidity and Capital Resources

We have historically generated substantial cash flows from our extensive franchise operations, which require a limited YUM investment, and from the operations of our Company-owned stores. Our annual operating cash flows have been in excess of $1.4 billion in each of the past four years and we expect that to continue to be the case in 2025. It is our intent to use these operating cash flows to continue to invest in growing our business and pay a competitive dividend, with any remaining excess then returned to shareholders through share repurchases. Subject to market conditions, we expect to maintain our consolidated net leverage ratio at its current level of approximately 4.0x Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") over the medium term by issuing incremental debt as our business grows. As a result, we plan to deliver materially higher capital returns going forward as compared to the past two years when we were using significant amounts of excess cash to reduce our debt outstanding.

To the extent operating cash flows plus other sources of cash do not cover our anticipated cash needs, we maintain a $1.5 billion Revolving Facility under our Credit Agreement (see Note 11) which had $350 million outstanding as of December 31, 2024. We believe that our ongoing cash from operations, cash on hand, which was approximately $600 million at December 31, 2024, and availability under our Revolving Facility will be sufficient to fund our cash requirements over the next twelve months. Borrowings under our Revolving Facility in 2024 had original maturities of three months or less.

Our material cash requirements include the following contractual and other obligations.

Debt Obligations and Interest Payments

As of December 31, 2024, approximately 96%, including the impact of interest rate swaps, of our $11.0 billion of total debt outstanding, excluding the Revolving Facility balance, finance leases and debt issuance costs and discounts, is fixed with an effective overall interest rate of approximately 4.5%. We target a capital structure which we believe provides an attractive balance between optimized interest rates, duration and flexibility with diversified sources of liquidity and maturities spread over multiple years, and as mentioned above, we expect to maintain our net leverage ratio at approximately 4.0x EBITDA over the medium term by issuing incremental debt as our business grows. We currently have credit ratings of BB (Standard & Poor's)/ Ba2 (Moody's).

The following table summarizes the future maturities of our outstanding long-term debt, excluding finance leases and debt issuance costs and discounts, as of December 31, 2024.

	2025	2026	2027	2028	2029	2030	2031	2032	2037	2043	Total
Securitization Notes		$ 938	$ 884	$ 595	$ 589		$ 737				$ 3,743
Credit Agreement	$ 21	27	34	1,424	438						1,944
Revolving Facility					350						350
Subsidiary Senior Unsecured Notes			750								750
YUM Senior Unsecured Notes						$ 800	1,050	$ 2,100	$ 325	$ 275	4,550
Total	$ 21	$ 965	$ 1,668	$ 2,019	$ 1,377	$ 800	$ 1,787	$ 2,100	$ 325	$ 275	$ 11,337

Interest payments on the outstanding long-term debt in the table above total approximately $2.7 billion, with approximately $500 million due within the next twelve months on the outstanding amounts on a nominal basis. The estimated interest payments related to the variable rate portion of our debt, net of our interest rate swaps, are based on current Secured Overnight Financing Rate ("SOFR") interest rates.

See Note 11 for details on the Securitization Notes, the Credit Agreement, Subsidiary Senior Unsecured Notes and YUM Senior Unsecured Notes.

Operating and Finance Leases

Payments required under our operating and finance leases total $1,355 million, of which $148 million is payable within the next 12 months. These amounts are on a nominal basis and include payments related to lease renewal options we are reasonably certain to exercise. These leases relate primarily to approximately 950 Company-owned restaurants and approximately 200 leased restaurants for which we sublease land, building or both to our franchisees. See Note 12.

Investing Activities

We remain committed to maintaining our asset light, franchisor model that includes at least a 98% franchise mix. Our allocation strategy for investing activities includes:

- Run-rate capital expenditures consisting of company restaurant repairs, maintenance and remodels, support of our digital and technology initiatives and project-specific capital expenditures,
- Targeted new company unit development to spur additional growth that is partially funded through refranchising a comparable number of existing company units, and
- Strategic investments that create incremental value for shareholders and franchisees.

In 2025, we expect gross capital expenditures of approximately $350 million driven by technology initiatives and continued investments in Taco Bell, Habit Burger & Grill and KFC company restaurants. Additionally, we expect approximately $55 million of refranchising proceeds, resulting in net capital expenditures of approximately $295 million.

Purchase Obligations

Our purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancellable without penalty. Our purchase obligations relate primarily to marketing, information technology and supply agreements. We have purchase obligations of approximately $525 million at December 31, 2024, with approximately $325 million due within the next 12 months.

In addition to our contractual and other obligations, we seek to pay a competitive dividend and return excess cash to shareholders through share repurchases. As discussed in Note 20, we are also subject to claims and contingencies related to certain tax and legal matters that may require future cash outlays.

Dividends and Share Repurchases

In February 2025, our Board of Directors declared a quarterly dividend of $0.71 per share of Common Stock, a 6% increase from the quarterly dividend of $0.67 per share of Common Stock paid in 2024. This quarterly dividend will be distributed March 7, 2025, to shareholders of record at the close of business on February 21, 2025, and will total approximately $200 million.

In May 2024, our Board of Directors authorized share repurchases of up to $2 billion (excluding applicable transaction fees and excise taxes) of our outstanding Common Stock through December 31, 2026. This authorization took effect on July 1, 2024 upon the exhaustion of a prior authorization approved in September 2022. As of December 31, 2024, we have remaining capacity to repurchase up to $1.6 billion of Common Stock under this authorization. This authorization does not obligate the Company to acquire any specific number of shares.

Form 10-K

Contingencies

As discussed in Note 20, as a result of an audit by the Internal Revenue Service ("IRS") for fiscal years 2013 through 2015, in August 2022, we received a Revenue Agent's Report ("RAR") from the IRS asserting an underpayment of tax of $2.1 billion plus $418 million in penalties for the 2014 fiscal year. Additionally, interest on the underpayment is estimated to be approximately $1.4 billion through December 31, 2024. The proposed underpayment relates primarily to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. The IRS asserts that these transactions resulted in taxable distributions of approximately $6.0 billion.

We disagree with the IRS's position as asserted in the RAR and intend to contest that position vigorously. In September 2022, we filed a Protest with the IRS Examination Division disputing on multiple grounds the proposed underpayment of tax and penalties. We have received the IRS Examination Division's Rebuttal to our Protest and the matter is proceeding with the IRS Office of Appeals.

Also, as discussed in Note 20, on January 29, 2020, we received an order from the Special Director of the Directorate of Enforcement ("DOE") in India imposing a penalty on Yum! Restaurants India Private Limited ("YRIPL") of approximately Indian Rupee 11 billion, or approximately $130 million, primarily relating to alleged violations of operating conditions imposed in 1993 and 1994. We have been advised by external counsel that the order is flawed and have filed a writ petition with the Delhi High Court, which granted an interim stay of the penalty order on March 5, 2020. In November 2022, YRIPL was notified that an administrative tribunal bench had been constituted to hear an appeal by DOE of certain findings of the January 2020 order, including claims that certain charges had been wrongly dropped and that an insufficient amount of penalty had been imposed. A hearing with the administrative tribunal has been rescheduled to March 18, 2025. The stay order remains in effect, and the next in the Delhi High Court has been rescheduled to April 29, 2025. We deny liability and intend to continue vigorously defending this matter.

See the Lease Guarantees section of Note 20 for discussion of our off-balance sheet arrangements.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which updates income tax disclosure requirements related to the income tax rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The standard is effective for the Company's Annual Report on Form 10-K for fiscal 2025. The amendments should be applied prospectively; however, retrospective application is permitted. We are currently evaluating the impact of the standard on our disclosures.

In March 2024, the SEC issued a final rule under SEC Release Nos. 33-11275 and 34-99678, The Enhancement and Standardization of Climate-Related Disclosures for Investors. The rule requires disclosure of material climate-related information outside of the audited financial statements and disclosure in the footnotes addressing specified financial statement effects of severe weather events and other natural conditions above certain financial thresholds, certain carbon offsets and renewable energy credits or certificates. The standard is effective for the Company's Annual Report on Form 10-K for fiscal 2025. In April 2024, the SEC released an order staying this final rule pending judicial review of all the petitions challenging the rule. We are in the process of analyzing the impact of the rule on our disclosures should the stay be lifted.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), which requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. The standard is effective for the Company's Annual Report on Form 10-K for fiscal 2027, and subsequent interim periods, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is permitted. We are currently evaluating the impact of the standard on our disclosures.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly

Form 10-K

impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations and financial condition and cash flows in future years. A description of what we consider to be critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets of restaurants we intend to continue operating as Company restaurants (primarily PP&E, right-of-use operating lease assets and allocated intangible assets subject to amortization) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our annual impairment testing of these restaurant assets. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which incorporate our best estimate of sales growth and margin improvement based upon our plans for the unit and actual results at comparable restaurants. For restaurant assets that are deemed to not be recoverable, we write-down the impaired restaurant to its estimated fair value.

Fair value is an estimate of the price a franchisee would pay for the restaurant and its related assets, including any right-of-use assets, and is determined by discounting the estimated future after-tax cash flows of the restaurant, which include a deduction for royalties we would receive under a franchise agreement with terms substantially at market. The after-tax cash flows incorporate reasonable sales growth and margin improvement assumptions as well as expectations as to the useful lives of the restaurant assets that would be used by a franchisee in the determination of a purchase price for the restaurant.

We perform an impairment evaluation at a restaurant group level when it is more likely than not that we will refranchise restaurants as a group. Expected net sales proceeds are generally based on actual bids from the buyer, if available, or anticipated bids given the discounted projected after-tax cash flows for the group of restaurants. Historically, these anticipated bids have been reasonably accurate estimations of the proceeds ultimately received. The after-tax cash flows used in determining the anticipated bids incorporate similar assumptions to those of a restaurant level assessment.

The discount rate used in the fair value calculations is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

Estimates of future cash flows are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. We formulate these estimates in consideration of historical experience, recent economic and industry trends, and competitive conditions. If our estimates or underlying assumptions, including the discount rate, change, we may experience higher impairment charges in the future.

We evaluate indefinite-lived intangible assets for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. Our most significant indefinite-lived intangible asset is our Habit Burger & Grill brand asset with a book value of $96 million at December 31, 2024. As of our fourth quarter 2024 annual impairment testing date, the fair values of all of our indefinite-lived intangible assets were in excess of their respective carrying values and no impairment was recorded.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment by determining whether the fair value of our reporting units exceed their carrying values. Our reporting units are our business units (which are aligned based on geography) in our KFC, Taco Bell, Pizza Hut and Habit Burger & Grill Divisions. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from franchise royalties and Company-owned restaurant operations, if any. Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit.

Form 10-K

Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth (from net new units or same-store sales growth) and margin improvement (for those reporting units which include Company-owned restaurant operations) assumptions that we believe a third-party buyer would assume when determining a purchase price for the reporting unit. Any margin improvement assumptions that factor into the discounted cash flows are highly correlated with sales growth as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

The fair values of all our reporting units with goodwill balances were in excess of their respective carrying values as of our fourth quarter 2024 goodwill testing date, with all but the Habit Burger & Grill reporting unit having fair values that were substantially in excess of their respective carrying values. As it relates to our Habit Burger & Grill reporting unit, which includes a goodwill balance of $66 million as of the end of 2024, the assumptions that are most impactful to our fair value estimate include margin improvement, sales growth from net new units and same-store sales growth. Significant changes in the assumptions used in our analysis could result in a future goodwill impairment charge. Circumstances that could result in changes to our assumptions and related fair value estimate include, but are not limited to, expectations of lower than originally estimated margin improvement, which can be caused by a variety of factors including changes in expected labor costs and commodity inflation.

When we refranchise restaurants, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising versus the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit retained and includes the value of franchise agreements. Appropriate adjustments are made to the fair value determinations if such franchise agreements are determined to not be at prevailing market rates. As such, the fair value of the reporting unit retained can include expected future cash flows from royalties from those restaurants currently being refranchised, royalties from existing franchise businesses and retained company restaurant operations. As a result, the percentage of a reporting unit's goodwill that will be written off in a refranchising transaction will be less than the percentage of the reporting unit's Company-owned restaurants that are refranchised in that transaction and goodwill can be allocated to a reporting unit with only franchise restaurants. When determining whether such franchise agreement is at prevailing market rates our primary consideration is consistency with the terms of our current franchise agreements both within the country that the restaurants are being refranchised in and around the world. The Company believes consistency in royalty rates as a percentage of sales is appropriate as the Company and franchisee share in the impact of near-term fluctuations in sales results with the acknowledgment that over the long-term the royalty rate represents an appropriate rate for both parties.

The discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee is reduced by future royalties the franchisee will pay the Company. The Company thus considers the fair value of future royalties to be received under the franchise agreement as fair value retained in its determination of the goodwill to be written off when refranchising. Others may consider the fair value of these future royalties as fair value disposed of and thus would conclude that a larger percentage of a reporting unit's fair value is disposed of in a refranchising transaction.

During 2024, refranchising activity completed by the Company was limited and the write-off of goodwill associated with these transactions was less than $1 million.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. Our two most significant plans are in the U.S. and combined had a projected benefit obligation ("PBO") of $776 million and a fair value of plan assets of $644 million at December 31, 2024.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBOs are highly sensitive to changes in discount rates. For these U.S. plans, we measured our PBOs using a discount rate of 5.80% at December 31, 2024. The primary basis for this discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's or Standard & Poor's ("S&P") with cash flows that mirror our expected benefit payment cash flows under the plans. We exclude from the model those corporate debt instruments flagged by Moody's or S&P for a potential downgrade (if the potential downgrade would result in a rating below Aa by both Moody's and S&P) and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit payment cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit payment cash flows in a future year. The weighted-average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also ensure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis-point increase in this discount rate would have decreased these U.S. plans' PBOs by approximately $40 million at our measurement date. Conversely, a 50 basis-point decrease in this discount rate would have increased these U.S. plans' PBOs by approximately $40 million at our measurement date.

The net periodic benefit cost we will record in 2025 is also impacted by the discount rate, as well as the long-term rates of return on plan assets and mortality assumptions we selected at our measurement date. We expect net periodic benefit income for these U.S. plans of $2 million in 2025 compared to $3 million of periodic benefit income in 2024, which represents a decrease in benefit of $1 million year-over-year. A 50 basis-point change in our discount rate assumption at our 2024 measurement date would impact this 2025 U.S. net periodic benefit income by approximately $1 million. The impacts of changes in net periodic benefit income are reflected primarily in Other pension (income) expense.

Our estimated long-term rate of return on U.S. plan assets is based upon the weighted-average of historical and expected future returns for each asset category. Our expected long-term rate of return on U.S. plan assets, for purposes of determining 2025 pension expense, at December 31, 2024, was 6.85%, net of administrative and investment fees paid from plan assets. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A 100 basis point change in our expected long-term rate of return on plan assets assumption would impact our 2025 U.S. net periodic benefit cost by approximately $8 million. Additionally, every 100 basis point variation in actual return on plan assets versus our expected return of 6.85% will impact our unrecognized pre-tax actuarial net loss by approximately $8 million.

We have an unrecognized pre-tax actuarial net loss of $125 million included in Accumulated other comprehensive income for these U.S. plans at December 31, 2024. We will recognize approximately $2 million of this loss in 2025 versus $1 million of loss recognized in 2024.

Income Taxes

At December 31, 2024, we had valuation allowances of $369 million to reduce our $1,768 million of deferred tax assets to amounts that are more likely than not to be realized. The net deferred tax assets primarily relate to temporary differences and tax credit carryforwards in profitable U.S. federal, state and foreign jurisdictions and net operating loss carryforwards in certain foreign jurisdictions, the majority of which do not expire. In evaluating our ability to recover our deferred tax assets, we consider future taxable income in the various jurisdictions, carryforward periods, restrictions on usage and prudent and feasible tax planning strategies. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize deferred tax assets can significantly change based on future events, including our determinations as to feasibility of certain tax planning strategies and refranchising plans. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 31, 2024, we had $126 million of unrecognized tax benefits, $81 million of which would impact the effective income tax rate if recognized. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Repatriation of earnings generated after December 31, 2017, will generally be eligible for the 100% dividends received deduction or considered a distribution of previously taxed income and, therefore, exempt from U.S. federal tax. Undistributed foreign earnings may still be subject to certain state and foreign income and withholding taxes upon repatriation. Subject to limited exceptions, we do not intend to indefinitely reinvest our unremitted earnings outside the U.S. Thus, we have provided taxes, including any U.S. federal and state income, foreign income, or foreign withholding taxes on the majority of our unremitted earnings. In jurisdictions where we do intend to indefinitely reinvest our unremitted earnings, we would be required to accrue and pay applicable income taxes (if any) and foreign withholding taxes if the funds were repatriated in taxable transactions. We believe any such taxes would be immaterial.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of financial and commodity derivative instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have processes in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. Our outstanding total debt, excluding the Revolving Facility balance, finance leases and debt issuance costs and discounts, of $11.0 billion includes 82% fixed-rate debt and 18% variable-rate debt. We have attempted to minimize the interest rate risk from variable-rate debt through the use of interest rate swaps that, as of December 31, 2024, result in a fixed interest rate on $1.5 billion of our variable-rate debt. As a result, approximately 96% of this $11.0 billion of outstanding debt at December 31, 2024, is effectively fixed-rate debt. These interest rate swaps mature in March 2025. See Note 11 for details on our outstanding debt and Note 13 for details related to interest rate swaps.

At December 31, 2024, a hypothetical 100 basis-point increase in short-term interest rates would result, over the following twelve-month period after consideration of the aforementioned interest rate swaps through maturity, in an increase of approximately $16 million in Interest expense, net within our Consolidated Statement of Income. These estimated amounts are based upon the current level of variable-rate debt that has not been swapped, both through and after maturity of our existing interest rate swaps, to fixed and assume no changes in the volume or composition of that debt and exclude any impact from interest income related to cash and cash equivalents.

The fair value of our cumulative fixed-rate debt of $8.7 billion as of December 31, 2024, would decrease approximately $375 million as a result of the same hypothetical 100 basis-point increase. At December 31, 2024, a hypothetical 100 basis-point decrease in short-term interest rates would decrease the asset associated with the fair value of our interest rate swaps by approximately $3 million. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the durations.

Foreign Currency Exchange Rate Risk

Changes in foreign currency exchange rates impact the translation of our reported foreign currency denominated earnings, cash flows and net investments in foreign operations and the fair value of our foreign currency denominated financial instruments. Historically, we have chosen not to hedge foreign currency risks related to our foreign currency denominated earnings and cash flows through the use of financial instruments. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany receivables and payables. At times, we utilize forward contracts and cross-currency swaps to reduce our exposure related to these intercompany receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

The Company's foreign currency net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $1.1 billion as of December 31, 2024. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the

Americas. For the fiscal year ended December 31, 2024, Operating Profit would have decreased approximately $150 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. This estimated reduction assumes no changes in sales volumes, local currency sales or input prices.

Commodity Price Risk

We are subject to volatility in food costs at our Company-operated restaurants as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above-listed financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Yum! Brands, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yum! Brands, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and shareholders' deficit for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired the operations and related assets of two franchise entities that owned 216 KFC restaurants in the U.K. and Ireland ("KFC U.K. & Ireland") during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, KFC U.K. & Ireland's internal control over financial reporting associated with 6% of total assets and 4% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of KFC U.K. & Ireland.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of unrecognized tax benefits

As discussed in Note 18 to the consolidated financial statements, the Company has recorded unrecognized tax benefits, excluding associated interest, of $126 million. Tax laws are complex and often subject to different interpretations by tax payers and the respective tax authorities.

We identified the evaluation of the Company's unrecognized tax benefits as a critical audit matter. Subjective and complex auditor judgment was required to evaluate tax law and regulations, court rulings and audit settlements in the related taxing jurisdictions to determine the population of significant uncertain tax positions identified by the Company arising from tax planning strategies.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process for identification of uncertain tax positions. This included controls related to (1) identifying tax planning strategies that create significant uncertain tax positions, (2) evaluating interpretations of tax laws and court rulings, and (3) assessing which tax positions may not be sustained upon examination by a taxing authority. We involved tax professionals with specialized skills and knowledge who assisted in:

- Obtaining an understanding of the Company's tax planning strategies;
- Identifying tax positions created by tax planning strategies and comparing the results to the Company's identification of uncertain tax positions;
- Evaluating the Company's interpretation of tax laws and court rulings by developing an independent assessment; and
- Performing an independent assessment to identify tax positions that may not be sustained upon examination by the respective taxing authority and comparing the results to the Company's assessment.

/s/ KPMG LLP
We have served as the Company's auditor since 1997.

Louisville, Kentucky
February 19, 2025

Consolidated Statements of Income

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2024, 2023 and 2022

(in millions, except per share data)	2024	2023	2022
Revenues			
Company sales	$ 2,552	$ 2,142	$ 2,072
Franchise and property revenues	3,295	3,247	3,096
Franchise contributions for advertising and other services	1,702	1,687	1,674
Total revenues	7,549	7,076	6,842
Costs and Expenses, Net			
Company restaurant expenses	2,120	1,774	1,745
General and administrative expenses	1,181	1,193	1,140
Franchise and property expenses	134	123	123
Franchise advertising and other services expense	1,711	1,683	1,667
Refranchising (gain) loss	(34)	(29)	(27)
Other (income) expense	34	14	7
Total costs and expenses, net	5,146	4,758	4,655
Operating Profit	2,403	2,318	2,187
Investment (income) expense, net	21	(7)	(11)
Other pension (income) expense	(7)	(6)	9
Interest expense, net	489	513	527
Income before income taxes	1,900	1,818	1,662
Income tax provision	414	221	337
Net Income	$ 1,486	$ 1,597	$ 1,325
Basic Earnings Per Common Share	$ 5.28	$ 5.68	$ 4.63
Diluted Earnings Per Common Share	$ 5.22	$ 5.59	$ 4.57
Dividends Declared Per Common Share	$ 2.68	$ 2.42	$ 2.28

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Comprehensive Income

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2024, 2023 and 2022

(in millions)	2024	2023	2022
Net Income	$ 1,486	$ 1,597	$ 1,325
Other comprehensive income (loss), net of tax:			
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature			
Adjustments and gains (losses) arising during the year	(37)	18	(84)
Reclassifications of adjustments and (gains) losses into Net Income	–	71	–
	(37)	89	(84)
Tax (expense) benefit	–	–	–
	(37)	89	(84)
Changes in pension and post-retirement benefits			
Unrealized gains (losses) arising during the year	(54)	(12)	(115)
Reclassification of (gains) losses into Net Income	2	1	34
	(52)	(11)	(81)
Tax (expense) benefit	13	1	21
	(39)	(10)	(60)
Changes in derivative instruments			
Unrealized gains (losses) arising during the year	14	14	115
Reclassification of (gains) losses into Net Income	(33)	(30)	18
	(19)	(16)	133
Tax (expense) benefit	5	4	(33)
	(14)	(12)	100
Other comprehensive income (loss), net of tax	(90)	67	(44)
Comprehensive Income	**$ 1,396**	**$ 1,664**	**$ 1,281**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2024, 2023 and 2022

(in millions)	2024	2023	2022
Cash Flows – Operating Activities			
Net Income	$ 1,486	$ 1,597	$ 1,325
Depreciation and amortization	175	153	146
Impairment and closure expense	12	13	10
Refranchising (gain) loss	(34)	(29)	(27)
Investment (income) expense, net	21	(7)	(11)
Deferred income taxes	(30)	(290)	(55)
Share-based compensation expense	69	95	84
Changes in accounts and notes receivable	(53)	(89)	(84)
Changes in prepaid expenses and other current assets	(12)	(15)	1
Changes in accounts payable and other current liabilities	8	(30)	(39)
Changes in income taxes payable	(29)	43	17
Other, net	76	162	60
Net Cash Provided by Operating Activities	**1,689**	**1,603**	**1,427**
Cash Flows – Investing Activities			
Capital spending	(257)	(285)	(279)
Proceeds from sale of Devyani Investment	104	–	–
Proceeds from sale of KFC Russia	–	121	–
Acquisition of KFC U.K. and Ireland restaurants	(174)	–	–
Proceeds from refranchising of restaurants	49	60	73
Maturities (purchases) of Short term investments, net	(91)	–	–
Other, net	(53)	(3)	4
Net Cash Used in Investing Activities	**(422)**	**(107)**	**(202)**
Cash Flows – Financing Activities			
Proceeds from long-term debt	237	–	999
Repayments of long-term debt	(479)	(397)	(699)
Revolving credit facilities, three months or less, net	345	(279)	279
Repurchase shares of Common Stock	(441)	(50)	(1,200)
Dividends paid on Common Stock	(752)	(678)	(649)
Other, net	(73)	(25)	(53)
Net Cash Used in Financing Activities	**(1,163)**	**(1,429)**	**(1,323)**
Effect of Exchange Rate on Cash and Cash Equivalents	**(21)**	**10**	**(26)**
Net Increase (Decrease) in Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents	**83**	**77**	**(124)**
Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents – Beginning of Year	**724**	**647**	**771**
Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents – End of Year	**$ 807**	**$ 724**	**$ 647**

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Balance Sheets

Yum! Brands, Inc. and Subsidiaries
December 31, 2024 and 2023

(in millions)	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 616	$ 512
Accounts and notes receivable, net	775	737
Prepaid expenses and other current assets	480	360
Total Current Assets	1,871	1,609
Property, plant and equipment, net	1,304	1,197
Goodwill	736	642
Intangible assets, net	416	377
Other assets	1,329	1,361
Deferred income taxes	1,071	1,045
Total Assets	**$ 6,727**	**$ 6,231**
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable and other current liabilities	$ 1,211	$ 1,169
Income taxes payable	31	55
Short-term borrowings	27	53
Total Current Liabilities	1,269	1,277
Long-term debt	11,306	11,142
Other liabilities and deferred credits	1,800	1,670
Total Liabilities	14,375	14,089
Shareholders' Deficit		
Common Stock, no par value, 750 shares authorized; 279 shares and 281 shares issued in 2024 and 2023, respectively	–	60
Accumulated deficit	(7,256)	(7,616)
Accumulated other comprehensive loss	(392)	(302)
Total Shareholders' Deficit	(7,648)	(7,858)
Total Liabilities and Shareholders' Deficit	**$ 6,727**	**$ 6,231**

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Statements of Shareholders' Deficit

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2024, 2023 and 2022

(in millions)	Issued Common Stock Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit
Balance at December 31, 2021	289	$ –	$ (8,048)	$ (325)	$ (8,373)
Net Income			1,325		1,325
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				(84)	(84)
Pension and post-retirement benefit plans (net of tax impact of $21 million)				(60)	(60)
Net gain on derivative instruments (net of tax impact of $33 million)				100	100
Comprehensive Income					1,281
Dividends declared			(653)		(653)
Repurchase of shares of Common Stock	(10)	(69)	(1,131)		(1,200)
Employee share-based award exercises	1	(31)			(31)
Share-based compensation events		100			100
Balance at December 31, 2022	**280**	**$ –**	**$ (8,507)**	**$ (369)**	**$ (8,876)**
Net Income			1,597		1,597
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				18	18
Reclassification of translation adjustments into income				71	71
Pension and post-retirement benefit plans (net of tax impact of $1 million)				(10)	(10)
Net loss on derivative instruments (net of tax impact of $4 million)				(12)	(12)
Comprehensive Income					1,664
Dividends declared			(680)		(680)
Repurchase of shares of Common Stock	–	(24)	(26)		(50)
Employee share-based award exercises	1	(24)			(24)
Share-based compensation events		108			108
Balance at December 31, 2023	**281**	**$ 60**	**$ (7,616)**	**$ (302)**	**$ (7,858)**
Net Income			1,486		1,486
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				(37)	(37)
Pension and post-retirement benefit plans (net of tax impact of $13 million)				(39)	(39)
Net loss on derivative instruments (net of tax impact of $5 million)				(14)	(14)
Comprehensive Income					1,396
Dividends declared			(756)		(756)
Repurchase of shares of Common Stock[1]	(3)	(73)	(370)		(443)
Employee share-based award exercises	1	(70)			(70)
Share-based compensation events		83			83
Balance at December 31, 2024	**279**	**$ –**	**$ (7,256)**	**$ (392)**	**$ (7,648)**

[1] Includes excise tax on share repurchases.

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Notes to Consolidated Financial Statements
(Tabular amounts in millions, except share data)

Note 1 – Description of Business

Yum! Brands, Inc. and its Subsidiaries (collectively referred to herein as the "Company," "YUM," "we," "us" or "our") franchise or operate a system of over 61,000 restaurants in more than 155 countries and territories primarily under the concepts of KFC, Taco Bell, Pizza Hut and the Habit Burger & Grill (collectively, the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-inspired and pizza categories. The Habit Burger & Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. At December 31, 2024, 98% of our restaurants were owned and operated by franchisees.

Through our widely-recognized Concepts, we develop, operate or franchise a system of both traditional and non-traditional restaurants. The terms "franchise" or "franchisee" within these Consolidated Financial Statements are meant to describe third parties that operate units under either franchise or license agreements. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru service. Non-traditional units include express units which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate or franchise multibrand units, where two or more of our Concepts are operated in a single unit.

As of December 31, 2024, YUM consisted of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger & Grill Division which includes our worldwide operations of the Habit Burger & Grill concept

Note 2 – Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated in consolidation. We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation an entity, in which we have certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

Our most significant variable interests are in certain entities that operate restaurants under our Concepts' franchise arrangements. We do not have a significant equity interest in any of our franchisee businesses. Additionally, we do not typically provide significant financial support such as loans or guarantees to our franchisees. Thus, our most significant variable interests in franchisees result from real estate lease arrangements to which we are a party. At the end of 2024, YUM has future lease payments due from certain franchisees, on a nominal basis, of approximately $650 million, and we are secondarily liable on certain other lease agreements that have been assigned to certain franchisees. See the Lease Guarantees section in Note 20. As our franchise arrangements provide our franchisee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might otherwise be considered a VIE.

We participate in various advertising cooperatives with our franchisees, typically within a country where we have both Company-owned restaurants and franchise restaurants, established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and our Concepts. Contributions to the advertising cooperatives are required of both Company-owned, if any, and franchise restaurants and are generally based on a percentage of restaurant sales. We maintain certain variable interests in these cooperatives. As the cooperatives are required to spend all funds collected on advertising and promotional programs, total equity at risk is not sufficient to permit the cooperatives to finance their activities without additional subordinated financial support. Therefore, these cooperatives are VIEs. We consolidate certain of these cooperatives for which we are the primary beneficiary due to our voting rights.

Fiscal Year. YUM's fiscal year begins on January 1 and ends December 31 of each year, with each quarter comprised of three months. The majority of our U.S. subsidiaries and certain international subsidiaries operate on a weekly periodic calendar where the first three quarters of each fiscal year consists of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our remaining international subsidiaries operate on a monthly calendar similar to that on which YUM operates.

Fiscal year 2024 included 53 weeks for our U.S. businesses and for our international subsidiaries that reported on a period calendar. See Note 5.

Our next fiscal year scheduled to include a 53rd week for our period calendar reporters is 2030.

Foreign Currency. The functional currency of our foreign entities is the currency of the primary economic environment in which the entity operates. Functional currency determinations are made based upon a number of economic factors, including but not limited to cash flows and financing transactions. The operations, assets and liabilities of our entities outside the U.S. are initially measured using the functional currency of that entity. Income and expense accounts for our operations of these foreign entities are then translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities of these foreign entities are then translated into U.S. dollars at exchange rates in effect at each period-end balance sheet date. As of December 31, 2024, net cumulative translation adjustment losses of $238 million are recorded in Accumulated other comprehensive income ("AOCI") in the Consolidated Balance Sheet.

The majority of our foreign currency net asset exposure is in countries where we have Company-owned restaurants. As we manage and share resources at the individual brand level within a country, cumulative translation adjustments are recorded and tracked at the foreign-entity level that represents the operations of our individual brands within that country. Translation adjustments recorded in AOCI are subsequently recognized as income or expense generally only upon sale of the related investment in a foreign entity, or upon a sale of assets and liabilities within a foreign entity that represents a complete or substantially complete liquidation of that foreign entity. For purposes of determining whether a sale or complete or substantially complete liquidation of an investment in a foreign entity has occurred, we consider those same foreign entities for which we record and track cumulative translation adjustments.

Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statements of Income.

Reclassifications. We have reclassified certain items in the Consolidated Financial Statements for prior periods to be comparable with the classification for the fiscal year ended December 31, 2024. These reclassifications had no effect on previously reported Net Income.

Revenue Recognition. Below is a discussion of how our revenues are earned, our accounting policies pertaining to revenue recognition under Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("Topic 606") and other required disclosures.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue transaction and collected from a customer are excluded from revenue.

Company Sales

Revenues from the sale of food items by Company-owned restaurants are recognized as Company sales when a customer purchases the food, which is when our obligation to perform is satisfied.

Franchise and Property Revenues

Franchise Revenues

Our most significant source of revenues arises from the operation of our Concepts' stores by our franchisees. Franchise rights may be granted through a store-level franchise agreement or through a master franchise agreement that set out the terms of our arrangement with the franchisee. Our franchise agreements require that the franchisee remit continuing fees to us as a percentage of the applicable restaurant's sales in exchange for the license of the intellectual property associated with our Concepts' brands (the "franchise right"). Our franchise agreements also typically require certain, less significant, upfront franchise fees such as initial fees paid upon opening of a store, fees paid to renew the term of the franchise right and fees paid in the event the franchise agreement is transferred to another franchisee.

Continuing fees represent the substantial majority of the consideration we receive under our franchise agreements. Continuing fees are typically billed and paid monthly and are usually 4%—6% for store-level franchise agreements. Master franchise agreements allow master franchisees to operate restaurants as well as sub-franchise restaurants within certain geographic territories. The percentage of sales that we receive for restaurants owned or sub-franchised by our master franchisees as a continuing fee is typically less than the percentage we receive for restaurants operating under a store-level franchise agreement. Based on the application of the sales-based royalty exception within Topic 606 continuing fees are recognized as the related restaurant sales occur.

Upfront franchise fees are typically billed and paid when a new franchise or sub-franchise agreement becomes effective or when an existing agreement is transferred to another franchisee or sub-franchisee. We have determined that the services we provide in exchange for upfront franchise fees, which primarily relate to pre-opening support, are highly interrelated with the franchise right and are not individually distinct from the ongoing services we provide to our franchisees. As a result, upfront franchise fees are recognized as revenue over the term of each respective franchise or sub-franchise agreement. Revenues for these upfront franchise fees are recognized on a straight-line basis, which is consistent with the franchisee's or sub-franchisee's right to use and benefit from the intellectual property.

Additionally, from time-to-time we provide consideration to franchisees in the form of cash (e.g. cash payments to offset new build costs) or other incentives (e.g. free or subsidized equipment) with the intent to drive new unit development or same-store sales growth that will result in higher future revenues for the Company. Such payments are capitalized and presented within Prepaid expense and other current assets or Other assets. These assets are being amortized as a reduction in Franchise and property revenues over the period of expected cash flows from the franchise agreements to which the payment relates and are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of these incentive assets may not be recoverable.

Property Revenues

From time to time, we enter into rental agreements with franchisees for the lease or sublease of restaurant locations. These rental agreements typically originate from refranchising transactions and revenues related to the agreements are recognized as they are earned. Amounts owed under the rental agreements are typically billed and paid on a monthly basis. Related expenses are presented as Franchise and property expenses within our Consolidated Statements of Income and primarily include depreciation or, in the case of a sublease, rent expense.

Franchise Contributions for Advertising and Other Services

Advertising Cooperatives

We have determined we act as a principal in the transactions entered into by the advertising cooperatives we are required to consolidate based on our responsibility to define the nature of the goods or services provided and/or our commitment to pay for advertising services in advance of the related franchisee contributions. Additionally, we have determined the advertising services provided to franchisees are highly interrelated with the franchise right and therefore not distinct. Franchisees remit to these consolidated advertising cooperatives a percentage of restaurant sales as consideration for providing the advertising services. As a result, revenues for advertising services are recognized when the related franchise restaurant sales occur based on the application of the sales-based royalty exception within Topic 606. Revenues for these services are typically billed and received on a monthly basis.

Other Goods or Services

On a much more limited basis, we provide goods or services to certain franchisees that are individually distinct from the franchise right because they do not require integration with other goods or services we provide. Such arrangements typically relate to technology, supply chain and quality assurance services. The extent to which we provide such goods or services varies by brand, geographic region and, in some instances, franchisee. In instances where we rely on third parties to provide goods or services to franchisees at our direction, we have determined we act as a principal in these transactions and recognize related revenues as the goods or services are transferred to the franchisee.

Franchise Support Costs. Certain direct costs of our franchise operations are charged to Franchise and property expenses. These costs include provisions for estimated uncollectible upfront and continuing fees, rent or depreciation expense associated with restaurants we lease or sublease to franchisees, marketing funding on behalf of franchisees, amortization expense for franchise-related intangible assets, value added taxes on royalties and certain other direct incremental franchise support costs.

The costs we incur to provide support services to our franchisees for which we do not receive a reimbursement are charged to General and administrative expenses ("G&A") as incurred. Expenses related to the provisioning of goods or services for which we receive reimbursement for all or substantially all of the expense amount from a franchisee are recorded in Franchise advertising and other services expense (the associated revenue is recorded within Franchise contributions for advertising and other services as described above). The majority of these expenses relate to advertising and are incurred on behalf of franchisees by the advertising cooperatives we are required to consolidate. These expenses are accounted for as described in the Advertising Costs policy below. For such expenses that do not relate to advertising the expenses are recognized as incurred.

Advertising Costs. To the extent we participate in advertising cooperatives, we, like our participating franchisees, are required to make contributions. Our contributions are based on a percentage of sales of our participating Company restaurants. These contributions as well as direct marketing costs we may incur outside of a cooperative related to Company restaurants are recorded within Company restaurant expenses. Advertising expense included in Company restaurant expenses totaled $112 million, $81 million and $78 million in 2024, 2023 and 2022, respectively.

To the extent we consolidate advertising cooperatives, we incur advertising expense as a result of our obligation to spend franchisee contributions to those cooperatives (see above for our accounting for these contributions). Such advertising expense is recorded in Franchise advertising and other services expense and totaled $1,277 million, $1,293 million and $1,298 million in 2024, 2023 and 2022, respectively. At the end of each fiscal year additional advertising costs are accrued to the extent advertising revenues exceed the related advertising expense to date, as we are obligated to expend such amounts on advertising.

From time to time, we may make the decision to incur discretionary advertising expenditures on behalf of franchised restaurants. Such amounts are recorded within Franchise and property expenses and totaled $12 million, $13 million and $8 million in 2024, 2023 and 2022, respectively.

To the extent the advertising cooperatives we are required to consolidate are unable to collect amounts due from franchisees they incur bad debt expense. In 2024, 2023 and 2022, such amounts totaled $15 million, $3 million and $6 million in net provisions, respectively. To the extent our consolidated advertising cooperatives have a provision or recovery for bad debt expense, the cooperative's advertising spend obligation is adjusted such that there is no net impact within our Financial Statements.

Share-Based Employee Compensation. We recognize ongoing share-based payments to employees, including grants of stock appreciation rights ("SARs") and restricted stock units ("RSUs"), in the Consolidated Financial Statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis, net of an assumed forfeiture rate, for awards that actually vest. Forfeiture rates are estimated at grant date based on historical experience and compensation cost is adjusted in subsequent periods for differences in actual forfeitures from the previous estimates. We present this compensation cost consistent with the other compensation costs for the employee recipient in G&A, Franchise advertising and other services expense or Company restaurant expenses. See Note 16 for further discussion of our share-based compensation plans.

Legal Costs. Settlement costs are accrued when they are deemed probable and reasonably estimable. Anticipated legal fees related to self-insured workers' compensation, employment practices liability, general liability, automobile liability, product

Form 10-K

liability and property losses (collectively, "property and casualty losses") are accrued when deemed probable and reasonably estimable. Legal fees not related to self-insured property and casualty losses are recognized as incurred. See Note 20 for further discussion of our legal proceedings.

Impairment or Disposal of Long-Lived Assets. Long-lived assets, including Property, plant and equipment ("PP&E") as well as right-of-use operating lease assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for our restaurants, we have concluded that an individual restaurant is the lowest level of independent cash flows unless it is more likely than not that we will refranchise restaurants as a group. We review our long-lived assets of such individual restaurants (primarily PP&E, right-of-use operating lease assets and allocated intangible assets subject to amortization) that we intend to continue operating as Company restaurants annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our annual impairment testing of these restaurant assets. We evaluate the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows, which are based on our entity-specific assumptions, to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, we write-down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Individual restaurant-level impairment is recorded within Other (income) expense. Any operating lease right-of-use asset may alternatively be valued at the amount we could receive for such right-of-use asset from a third-party that is not a franchisee through a sublease if doing so would result in less overall impairment of the restaurant assets in total.

In executing our refranchising initiatives, we most often offer groups of restaurants for sale. When we believe it is more likely than not a restaurant or groups of restaurants will be refranchised for a price less than their carrying value, but do not believe the restaurant(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants, which is based on the expected net sales proceeds. To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates or rental payments, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. We recognize any such impairment charges in Refranchising (gain) loss. We recognize gains on restaurant refranchisings when the sale transaction closes and control of the restaurant operations have transferred to the franchisee.

When we decide to close a restaurant, it is reviewed for impairment, which includes an estimate of sublease income that could be reasonably obtained, if any, in relation to the right-of-use operating lease asset. Additionally, depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses from previously closed stores are generally expensed as incurred. Any costs related to a store closure as well as any changes in estimates of sublease income or subsequent adjustments to liabilities for remaining lease obligations as a result of lease termination are recorded in Other (income) expense.To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in Other (income) expense.

Management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Guarantees. We recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken, in addition to a liability for the expected credit losses under the life of such guarantees.

The majority of our guarantees are issued as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. We recognize a liability for such lease guarantees upon refranchising and upon subsequent renewals of such leases when we remain secondarily liable. The related expense and any subsequent changes are included in Refranchising (gain) loss. Any expense and subsequent changes in the guarantees for other franchise support guarantees not associated with a refranchising transaction are included in Franchise and property expenses.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences or carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in our Income tax provision in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we consider the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends and events or transactions that are expected to affect future levels of taxable income. Where we determine that it is more likely than not that all or a portion of an asset will not be realized, we record a valuation allowance.

We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement with the taxing authorities. We evaluate these amounts on a quarterly basis to ensure that they have been appropriately adjusted for audit settlements and other events we believe may impact the outcome. Changes in judgment that result in subsequent recognition, derecognition or a change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs. We recognize accrued interest and penalties related to unrecognized tax benefits as components of our income tax provision.

We do not record a deferred tax liability for unremitted earnings of our foreign subsidiaries to the extent that the earnings meet the indefinite reversal criteria. This criteria is met if the foreign subsidiary has invested, or will invest, the earnings indefinitely. The decision as to the amount of unremitted earnings that we intend to maintain in non-U.S. subsidiaries considers items including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans and expected cash requirements in the U.S.

See Note 18 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1	Inputs based upon quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
Level 3	Inputs that are unobservable for the asset.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months), including short-term, highly liquid debt securities. Cash and overdraft balances that meet the criteria for right of setoff are presented net on our Consolidated Balance Sheet.

Receivables. The Company's receivables are primarily generated from ongoing business relationships with our franchisees as a result of franchise agreements, including contributions due to advertising cooperatives we consolidate. These receivables from franchisees are generally due within 30 days of the period in which the corresponding sales occur and are classified as Accounts and notes receivable, net on our Consolidated Balance Sheet and are presented net of expected credit losses. Expected credit losses for uncollectible franchisee receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions we consider include pre-defined aging criteria as well as specified events that indicate we may not collect the balance due, including foreign currency control restrictions that may exist. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available data regarding default probability. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is dependent upon future economic events and other conditions that may be beyond our control. Receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts.

We recorded $28 million, $4 million and $5 million of net bad debt expense in 2024, 2023 and 2022, respectively, within Franchise and property expenses related to continuing fees, upfront fees and rent receivables from our franchisees.

Accounts and notes receivable as well as the Allowance for doubtful accounts, including balances attributable to our consolidated advertising cooperatives, as of December 31, 2024 and 2023, respectively, are as follows:

	2024	2023
Accounts and notes receivable	$ 849	$ 776
Allowance for doubtful accounts	(74)	(39)
Accounts and notes receivable, net	$ 775	$ 737

Our financing receivables primarily consist of notes receivables and direct financing leases with franchisees which we enter into from time-to-time. As these receivables primarily relate to our ongoing business agreements with franchisees, we consider such receivables to have similar risk characteristics and evaluate them as one collective portfolio segment and class for determining the allowance for doubtful accounts. Balances of notes receivable and direct financing leases due within one year are included in Accounts and notes receivable, net while amounts due beyond one year are included in Other assets. Amounts included in Other assets totaled $56 million (net of an allowance of less than $1 million) and $61 million (net of an allowance of less than $1 million) at December 31, 2024 and December 31, 2023, respectively. Financing receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. Interest income recorded on financing receivables has historically been insignificant.

Property, Plant and Equipment. PP&E is carried net of accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and leasehold improvements and 3 to 20 years for machinery and equipment. We suspend depreciation and amortization on assets that are held for sale.

Leases and Leasehold Improvements. We lease land, buildings or both for certain of our Company-operated restaurants and restaurant support centers worldwide. Rent expense for leased Company-operated restaurants is presented in our Consolidated Statements of Income within Company restaurant expenses and rent expense for restaurant support centers is presented within G&A. The length of our lease terms, which vary by country and often include renewal options, are an important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance or operating as well as the timing of recognition of rent expense over the duration of the lease. We include renewal option periods in determining the term of our leases when failure to renew the lease would impose a penalty on the Company in such an amount that a renewal appears to be reasonably certain at the commencement of the lease. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements that might be impaired if we choose not to continue the use of the leased property. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease. We expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday. Our leasing activity for other assets, including equipment, is not significant.

Right-of-use assets and liabilities are recognized upon lease commencement for operating and finance leases based on the present value of lease payments over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Subsequent reductions in the right-of-use asset and accretion of the lease liability for an operating lease are recognized as a single lease cost, on a straight-line basis, over the lease term. For finance leases, the right-of-use asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. As the discount rate implicit in most of our leases is not readily determinable, we use our group incremental secured borrowing rate based on the information available at commencement date, including the lease term and currency, in determining the present value of lease payments for both operating and finance leases. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheet; we recognize rent expense for these leases on a straight-line basis over the lease term.

Right-of-use assets are assessed for impairment in accordance with our long-lived asset impairment policy, which is performed annually for restaurant-level assets or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We reassess lease classification and remeasure right-of-use assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment. The difference between operating lease single lease cost recognized in our Consolidated Statements of Income and cash payments for operating leases is recognized within Other, net within Net Cash Provided by Operating Activities in our Consolidated Statements of Cash Flows.

In certain instances, we lease or sublease certain restaurants to franchisees. Our lessor and sublease portfolio primarily consists of stores that have been leased to franchisees subsequent to refranchising transactions. Our most significant leases with lease and non-lease components are leases with our franchisees that include both the right to use a restaurant as well as a license of the intellectual property associated with our Concepts' brands. For these leases, which are primarily classified as operating leases, we account for the lease and non-lease components separately. Revenues from rental agreements with franchisees are presented within Franchise and property revenues in our Consolidated Statements of Income and related expenses (e.g. depreciation and rent expense) are presented within Franchise and property expenses.

Goodwill and Intangible Assets. From time-to-time, the Company acquires restaurants from one of our Concept's franchisees or acquires another business. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our business units (which are aligned based on geography) in our KFC, Taco Bell, Pizza Hut and Habit Burger & Grill Divisions.

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairment might exist. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill. We may elect to perform a qualitative assessment for our reporting units to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit's fair value is compared to its carrying value. An impairment charge is recognized based on the excess of a reporting unit's carrying amount over its fair value.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. When we refranchise restaurants, or if a previously acquired restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.

We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Intangible assets that are deemed to have a finite life are amortized on a straight-line basis to their residual value.

We evaluate our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. We may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying value, then the asset's fair value is compared to its carrying value.

Our finite-lived intangible assets, including capitalized software, that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed not recoverable on an undiscounted basis is written down to its estimated fair value. Once these assets are fully amortized and it is determined that we are no longer deriving economic benefit from ownership of the asset, the cost basis and accumulated amortization are written off.

Capitalized Software. We state capitalized software at cost less accumulated amortization within Intangible assets, net on our Consolidated Balance Sheets. Software development costs primarily include costs to develop software to be used solely to meet internal needs and cloud-based applications used to deliver our software services for use in our Company restaurants or by our franchisees. We capitalize development costs related to software developed for our internal needs and such cloud-based applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. We calculate amortization on a straight line basis over the estimated useful life of the software which generally ranges from 3 to 5 years upon initial capitalization. Customer facing software is typically amortized over a useful life at the shorter end of this range, while back office and corporate systems may have a longer useful life.

Derivative Financial Instruments. We use derivative instruments primarily to hedge interest rate and foreign currency risks, and to reduce our exposure to market-driven charges in certain of the liabilities associated with employee compensation deferrals into our Executive Income Deferral ("EID") Plan. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record all derivative instruments on our Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge, gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 31, 2024 and December 31, 2023, all of the counterparties to our derivative instruments had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

Common Stock Share Repurchases. From time-to-time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, or other deductions to Common Stock such as shares cancelled upon employee share-based award exercises, upon the trade date, against Common Stock on our Consolidated Balance Sheet except when to do so would result in a negative balance in such Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases or other deductions to Common Stock as an addition to Accumulated deficit. Due to the large number of share repurchases of our stock in certain years, our Common Stock balance can be zero at the end of any period. Accordingly, $368 million, $26 million and $1,131 million in share repurchases in 2024, 2023 and 2022, respectively, were recorded as an addition to Accumulated deficit. Additionally, we recorded $2 million of excise tax related to share repurchases in 2024 as an addition to Accumulated deficit. See Note 17 for additional information on our share repurchases.

Pension and Post-retirement Medical Benefits. We measure and recognize the overfunded or underfunded status of our pension and post-retirement plans as an asset or liability in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligations ("PBOs") and the fair value of plan assets, which is calculated on a plan-by-plan basis. The PBO and related funded status are determined using assumptions as of the end of each year. The PBO is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the PBO and the fair value of plan assets that has not previously been recognized in our Consolidated Statement of Income is recorded as a component of AOCI.

The net periodic benefit costs associated with the Company's defined benefit pension and post-retirement medical plans are determined using assumptions regarding the PBO and, for funded plans, the market-related value of plan assets as of the beginning of each year, or remeasurement period if applicable. The service cost component of net periodic benefit costs is primarily recorded in G&A. Non-service cost components are recorded in Other pension (income) expense. We have elected to use a market-related value of plan assets to calculate the expected return on assets, net of administrative and investment fees paid from plan assets, in net periodic benefit costs. For each individual plan we amortize into pension expense the net amounts in AOCI, as adjusted for the difference between the fair value and market-related value of plan assets, to the extent that such amounts exceed 10% of the greater of a plan's PBO or market-related value of assets, over the remaining service period of active participants in the plan or, for plans with no active participants, over the expected average life expectancy of the inactive participants in the plan. The market-related value of plan assets is the fair value of plan assets as of the beginning of each year adjusted for variances between actual returns and expected returns. We attribute such variances to the market-related value of plan assets evenly over five years.

We record a curtailment when an event occurs that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. We record a curtailment gain when the employees who are entitled to the benefits terminate their employment; we record a curtailment loss when it becomes probable a loss will occur. We recognize settlement gains or losses only when we have determined that the cost of all settlements in a year will exceed the sum of the service and interest costs within an individual plan.

Recent Accounting Pronouncements. In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. We adopted this standard for the fiscal year ended December 31, 2024. See Note 19 for additional disclosures.

Note 3 – Acquisitions and Divestitures

KFC United Kingdom ("U.K.") and Ireland Restaurant Acquisition

On April 29, 2024, we completed the acquisition of all of the issued shares of two franchisee entities that owned 216 KFC restaurants in the U.K. and Ireland. The acquisition creates a significant opportunity to accelerate KFC's growth strategy in the large and growing U.K. and Ireland chicken market. The purchase price to be allocated for accounting purposes of $177 million consisted of cash, net of cash acquired, in the amount of $180 million, which included $174 million paid in 2024 and $6 million paid in 2025, offset by the settlement of a liability of $3 million related to our preexisting contractual relationship with the franchisee.

The acquisition was accounted for as a business combination using the acquisition method of accounting. The preliminary allocation of the purchase price is based on management's analysis, including preliminary work performed by third party valuation specialists, as of April 29, 2024.

During the quarter ended December 31, 2024, we adjusted our preliminary estimate of the fair value of net assets acquired and the purchase price to be allocated. The components of the preliminary purchase price allocation, subsequent to the adjustments to the allocation in the quarter ended December 31, 2024, were as follows:

Total Current Assets	$ 2
Property, plant and equipment, net	96
Reacquired franchise rights (included in Intangible assets, net)	47
Operating lease right-of-use assets (included in Other assets)	124
Total Identifiable Assets	269
Total Current Liabilities	(30)
Operating lease liabilities (included in Other liabilities and deferred credits)	(115)
Other liabilities	(39)
Total Liabilities Assumed	(184)
Total identifiable net assets	85
Goodwill	92
Purchase price to be allocated	$ 177

The adjustments to the preliminary estimate of identifiable net assets acquired and consideration transferred (as recorded in the June 30, 2024 quarter of acquisition) resulted in a corresponding $16 million increase in estimated goodwill due to the following changes to the preliminary purchase price allocation.

	Increase (Decrease) in Goodwill
Increase in Property, plant and equipment, net	$ (8)
Increase in Operating lease right-of-use assets	(15)
Increase in Total Current Liabilities	12
Increase in Operating lease liabilities	13
Increase in Other liabilities	8
Increase in consideration	6
Total increase in Goodwill	$ 16

We will continue to obtain information to assist in determining the fair value of net assets acquired during the remaining measurement period.

Reacquired franchise rights, which were valued based on after-royalty cash flows expected to be earned by the acquired restaurants over the remaining term of their then-existing franchise agreements, have an estimated weighted average useful life of 5 years. The excess of the purchase price over the preliminary estimated fair value of the net, identifiable assets acquired was recorded as goodwill. The goodwill recognized represents expected benefits of the acquisition that do not qualify for recognition as intangible assets. This includes value arising from cash flows expected to be earned in years subsequent to the expiration of the terms of franchise agreements existing upon acquisition. The goodwill is expected to be partially deductible for income tax purposes and has been allocated to our KFC U.K. reporting unit.

The financial results of the acquired restaurants have been included in our Consolidated Financial Statements since the date of the acquisition but did not significantly impact our results for the year ended December 31, 2024. The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2023 would not have been material. The direct transaction costs associated with the acquisition were also not material and were expensed as incurred.

Russia Invasion of Ukraine

In the first quarter of 2022, as a result of the Russian invasion of Ukraine, we suspended all investment and restaurant development in Russia. We also suspended all operations of our 70 company-owned KFC restaurants in Russia and began finalizing an agreement to suspend all Pizza Hut operations in Russia, in partnership with our master franchisee. Further, we pledged to redirect any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts.

During the second quarter of 2022, we completed the transfer of ownership of the Pizza Hut Russia business to a local operator. In April 2023, we completed our exit from the Russian market by selling the KFC business in Russia to Smart Service Ltd., including all Russian company owned KFC restaurants, operating system, and master franchise rights as well as the trademark for the Rostik's brand. Under the sale and purchase agreement, the buyer agreed to lead the process to rebrand KFC restaurants in Russia to Rostik's and to retain the Company's employees in Russia. We recorded a charge of $3 million to Other income (expense) during the year ended December 31, 2023 as the write-off of our net investment in KFC Russia, including the related cumulative foreign currency translation losses of $60 million, exceeded the consideration received from the sale which primarily included cash proceeds of $121 million.

Our operating results presented herein reflect revenues from and expenses to support the Russian operations for KFC and Pizza Hut prior to the dates of sale or transfer, within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed the resulting net profits or losses subsequent to that date from the Division segment results in which they were earned to Unallocated Other income (expense). See Note 19.

Note 4 – Earnings Per Common Share ("EPS")

	2024	2023	2022
Net Income	$ 1,486	$ 1,597	$ 1,325
Weighted-average common shares outstanding (for basic calculation)	282	281	286
Effect of dilutive share-based employee compensation	3	4	4
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	285	285	290
Basic EPS	$ 5.28	$ 5.68	$ 4.63
Diluted EPS	$ 5.22	$ 5.59	$ 4.57
Unexercised employee SARs, RSUs, PSUs and stock options (in millions) excluded from the diluted EPS computation[a]	1.7	1.7	1.9

(a) These unexercised employee SARs, RSUs, performance share units ("PSUs") and stock options were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 5 – Items Affecting Comparability of Net Income and Cash Flows

Extra Week in 2024

Fiscal year 2024 included 53 weeks for our U.S. businesses and for our international subsidiaries that reported on a period calendar. The 53rd week added $96 million to Total revenues, $36 million to Operating Profit and $25 million to Net Income in our Consolidated Statement of Income for the year ended December 31, 2024.

Refranchising (Gain) Loss

The Refranchising (gain) loss by our Divisional reportable segments is presented below. Given the size and volatility of refranchising initiatives, our chief operating decision maker ("CODM") does not consider the impact of Refranchising (gain) loss when assessing Divisional segment performance. As such, we do not allocate such gains and losses to our Divisional segments for performance reporting purposes.

During the years ended December 31, 2024, 2023 and 2022, we refranchised 1, 15 and 22 restaurants, respectively, and we sold certain restaurant assets (primarily land) associated with existing franchise restaurants to the franchisee. We received $49 million, $60 million and $73 million in pre-tax cash refranchising proceeds in 2024, 2023 and 2022, respectively, as a result of the sales of these restaurants and restaurant assets.

A summary of Refranchising (gain) loss is as follows:

	Refranchising (gain) loss		
	2024	2023	2022
KFC Division	$ 1	$ 2	$ (3)
Taco Bell Division	(32)	(33)	(13)
Pizza Hut Division	(2)	2	(1)
Habit Burger & Grill Division	(1)	–	(10)
Worldwide	$ (34)	$ (29)	$ (27)

German Acquisition and Turkey Termination

On January 8, 2025, we terminated our franchise agreements with franchisee IS Gida A.S. (IS Gida), the owner and operator of KFC and Pizza Hut restaurants in Turkey and a subsidiary of IS Holding A.S. (IS Holding), after failure by IS Gida to meet our standards. The termination affects 284 KFC restaurants and 254 Pizza Hut restaurants in Turkey. We also re-acquired the master franchise rights in Germany for KFC and Pizza Hut from the owner of IS Holding in December 2024. There is no impact in Germany from the termination in Turkey. We recorded charges of $37 million to Unallocated Other (income) expense, $18 million to Unallocated Franchise and property revenues and $6 million to Corporate and unallocated General and administrative expenses consisting primarily of transaction costs associated with the German acquisition and termination-related costs associated with the Turkey business in the year ended December 31, 2024. The amount of consideration paid related to the German acquisition was not significant.

Resource Optimization

During the third quarter of 2020, we initiated a resource optimization program that has allowed us to reallocate significant resources to accelerate our digital, technology and innovation capabilities to deliver a modern, world-class team member and customer experience and improve unit economics. During 2024, we expanded the program to identify further opportunities to optimize the company's spending and identify additional, critical areas in which to potentially reallocate resources, both with a goal to enable the acceleration of the Company's growth rate. Costs incurred to date related to the program primarily include severance associated with positions that have been eliminated or relocated and consultant fees.

As a result of this program, we recorded charges of $79 million, $21 million and $11 million in the years ended December 31, 2024, 2023 and 2022, respectively. These charges were primarily recorded as General and administrative expenses. Due to their scope and size, these costs were not allocated to any of our segment operating results for performance reporting purposes.

Form 10-K

Investment in Devyani

During the quarter ended March 31, 2024, we sold our approximate 5% minority investment in Devyani International Limited ("Devyani"), a franchise entity that operates KFC and Pizza Hut restaurants in India, for pre-tax proceeds of $104 million. Changes in the fair value of our ownership interest in Devyani prior to the date of sale resulted in pre-tax investment losses of $20 million in the year ended December 31, 2024 and pre-tax investment income of $8 million and $11 million in the years ended December 31, 2023 and 2022, respectively (see Note 14).

Refinancing of Credit Agreement and Long-term Debt Redemptions

On April 26, 2024, certain subsidiaries of the Company completed a refinancing of our Credit Agreement. See Note 11 for further discussion of the Credit Agreement refinancing.

On February 23, 2022, the Company issued a notice of redemption for April 1, 2022, for $600 million aggregate principal amount of 7.75% YUM Senior Unsecured Notes due in 2025. The redemption amount was equal to 103.875% of the $600 million aggregate principal amount redeemed, reflecting a $23 million call premium, plus accrued and unpaid interest to the date of redemption. We recognized the call premium and the write-off of $5 million of unamortized debt issuance costs associated with the notes within Interest expense, net.

Income Tax Matters

Our effective tax rates in the years ended 2024, 2023 and 2022 have been significantly impacted by upfront recognition of and subsequent adjustments to amounts associated with recently completed intra-entity transfers of intellectual property ("IP") rights.

As a result, our effective tax rates have fluctuated significantly and were 21.8%, 12.1% and 20.3% for the years ended December 31, 2024, 2023 and 2022, respectively. See Note 18.

Note 6 – Revenue Recognition

Disaggregation of Total Revenues

The following tables disaggregate revenue by Concept, for our two most significant markets based on Operating Profit and for all other markets. We believe this disaggregation best reflects the extent to which the nature, amount, timing and uncertainty of our revenues and cash flows are impacted by economic factors.

	2024				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
U.S.					
Company sales	$ 75	$ 1,154	$ 8	$ 588	$ 1,825
Franchise revenues	194	899	289	7	1,389
Property revenues	14	39	4	2	59
Franchise contributions for advertising and other services	45	697	315	3	1,060
China					
Franchise revenues	259	1	67	–	327
Other					
Company sales	726	1	–	–	727
Franchise revenues	1,172	58	261	–	1,491
Property revenues	46	–	1	–	47
Franchise contributions for advertising and other services	568	11	63	–	642
	$ 3,099	$ 2,860	$ 1,008	$ 600	$ 7,567

Additionally, we recorded charges of $18 million to Unallocated Franchise revenues associated with the Turkey termination during the year ended December 31, 2024. See Note 5.

	2023				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
U.S.					
Company sales	$ 67	$ 1,069	$ 14	$ 575	$ 1,725
Franchise revenues	205	822	284	7	1,318
Property revenues	14	42	4	2	62
Franchise contributions for advertising and other services	36	645	318	2	1,001
China					
Franchise revenues	250	–	66	–	316
Other					
Company sales	417	–	–	–	417
Franchise revenues	1,178	54	266	–	1,498
Property revenues	51	–	2	–	53
Franchise contributions for advertising and other services	612	9	65	–	686
	$ 2,830	$ 2,641	$ 1,019	$ 586	$ 7,076

	2022				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
U.S.					
Company sales	$ 67	$ 1,002	$ 21	$ 558	$ 1,648
Franchise revenues	202	745	280	6	1,233
Property revenues	14	44	5	1	64
Franchise contributions for advertising and other services	29	591	312	2	934
China					
Franchise revenues	219	—	57	—	276
Other					
Company sales	424	—	—	—	424
Franchise revenues	1,152	48	263	—	1,463
Property revenues	58	—	2	—	60
Franchise contributions for advertising and other services	669	7	64	—	740
	$ 2,834	$ 2,437	$ 1,004	$ 567	$ 6,842

Contract Liabilities

Our contract liabilities are comprised of unamortized upfront fees received from franchisees and are presented within Accounts payable and other current liabilities and Other liabilities and deferred credits on our Consolidated Balance Sheet. A summary of significant changes to the contract liability balance during 2024 and 2023 is presented below.

	Deferred Franchise Fees
Balance at December 31, 2022	$ 434
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(81)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	101
Other[a]	(10)

Form 10-K

	Deferred Franchise Fees
Balance at December 31, 2023	$ 444
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(82)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	85
Other[b]	(9)
Balance at December 31, 2024	$ 438

(a) *Includes impact of foreign currency translation and the recognition of deferred franchise fees into Refranchising (gain) loss upon the termination of existing franchise agreements when entering into master franchise agreements.*

(b) *Primarily includes the settlement of a preexisting contractual relationship related to the KFC U.K. and Ireland restaurant acquisition (see Note 3) and the impact of foreign currency translation.*

We expect to recognize contract liabilities as revenue over the remaining term of the associated franchise agreement as follows:

Less than 1 year	$ 73
1 - 2 years	66
2 - 3 years	59
3 - 4 years	51
4 - 5 years	44
Thereafter	145
Total	$ 438

We have applied the optional exemption, as provided for under Topic 606, which allows us to not disclose the transaction price allocated to unsatisfied performance obligations when the transaction price is a sales-based royalty.

Note 7 – Supplemental Cash Flow Data

	2024	2023	2022
Cash Paid For:			
Interest[a]	$ 510	$ 526	$ 486
Income taxes	494	432	371
Reconciliation of Cash and cash equivalents to Consolidated Statements of Cash Flows:			
Cash and cash equivalents as presented in Consolidated Balance Sheets	$ 616	$ 512	$ 367
Restricted cash included in Prepaid expenses and other current assets[b]	155	177	220
Restricted cash and restricted cash equivalents included in Other assets[c]	36	35	35
Cash and restricted cash related to KFC Russia included in assets held for sale (see Note 3)	–	–	25
Cash, Cash Equivalents and Restricted Cash as presented in Consolidated Statements of Cash Flows	$ 807	$ 724	$ 647

(a) *Amounts exclude payments of $23 million in 2022 classified as Interest expense in our Consolidated Statements of Income which are included in Repayments of long-term debt within financing activities in our Consolidated Statements of Cash Flows (see Note 5).*

(b) *Restricted cash within Prepaid expenses and other current assets reflects the cash related to advertising cooperatives which we consolidate that can only be used to settle obligations of the respective cooperatives and cash held in reserve for Taco Bell Securitization interest payments (see Note 11).*

(c) *Primarily trust accounts related to our self-insurance program.*

Note 8 – Other (Income) Expense

	2024	2023	2022
Foreign exchange net (gain) loss	$ 6	$ 5	$ (9)
Impairment and closure expense	13	12	8
Other[a]	15	(3)	8
Other (income) expense	$ 34	$ 14	$ 7

(a) The year ended December 31, 2024, includes a charge of $37 million related to the German acquisition and Turkey termination (see Note 5).

Note 9 – Supplemental Balance Sheet Information

Prepaid Expenses and Other Current Assets	2024	2023
Income tax receivable	$ 55	$ 20
Restricted cash	155	177
Short term investments	91	–
Assets held for sale[a]	21	4
Other prepaid expenses and current assets	158	159
Prepaid expenses and other current assets	$ 480	$ 360

Property, Plant and Equipment	2024	2023
Land	$ 383	$ 373
Buildings and improvements	1,512	1,421
Finance leases, primarily buildings	79	59
Machinery, equipment and other	714	676
Property, plant and equipment, gross	2,688	2,529
Accumulated depreciation and amortization	(1,384)	(1,332)
Property, plant and equipment, net	$ 1,304	$ 1,197

Depreciation and amortization expense related to PP&E was $143 million, $126 million and $128 million in 2024, 2023 and 2022, respectively.

Other Assets	2024	2023
Operating lease right-of-use assets	$ 881	$ 764
Franchise incentives	144	175
Investment in Devyani International Limited	–	124
Other	304	298
Other assets	$ 1,329	$ 1,361

Accounts Payable and Other Current Liabilities	2024	2023
Accounts payable	$ 249	$ 231
Accrued compensation and benefits	242	258
Accrued advertising	126	146
Operating lease liabilities	91	79
Accrued interest	84	82
Gift card liability	74	72
Liabilities held for sale[a]	12	2
Other current liabilities	333	299
Accounts payable and other current liabilities	$ 1,211	$ 1,169

(a) Assets and liabilities held for sale reflect the carrying value of restaurants we have offered for sale to franchisees and excess properties that we do not intend to use for restaurant operations in the future.

Form 10-K

Note 10 – Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	KFC	Taco Bell	Pizza Hut	Habit Burger & Grill	Worldwide
Goodwill, net as of December 31, 2022[a]	$ 225	$ 98	$ 249	$ 66	$ 638
Disposals and other, net[b]	1	–	3	–	4
Goodwill, net as of December 31, 2023[a]	$ 226	$ 98	$ 252	$ 66	$ 642
Acquisitions[c]	98	–	–	–	98
Disposals and other, net[b]	(3)	–	(1)	–	(4)
Goodwill, net as of December 31, 2024[a]	$ 321	$ 98	$ 251	$ 66	$ 736

(a) Goodwill, net includes $144 million of accumulated impairment losses related to our Habit Burger & Grill segment and $17 million of accumulated impairment losses related to our Pizza Hut segment for each year presented.

(b) Disposals and other, net includes the impact of foreign currency translation on existing balances and goodwill write-offs associated with refranchising.

(c) Primarily relates to the acquisition from a franchisee of KFC restaurants in the U.K. and Ireland. See Note 3.

Intangible assets, net for the years ended 2024 and 2023 are as follows:

	2024		2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets				
Capitalized software costs	$ 479	$ (266)	$ 524	$ (309)
Reacquired franchise rights	59	(10)	7	(3)
Franchise contract rights	26	(24)	78	(73)
Other	20	(16)	24	(19)
	$ 584	$ (316)	$ 633	$ (404)
Indefinite-lived intangible assets				
KFC trademark	$ 31		$ 31	
Habit Burger & Grill brand asset	96		96	
Other	21		21	
	$ 148		$ 148	

Amortization expense for all finite-lived intangible assets was $82 million in 2024, $74 million in 2023 and $68 million in 2022. Amortization expense for finite-lived intangible assets, based on existing intangible assets as of December 31, 2024, is expected to approximate $89 million in 2025, $70 million in 2026, $53 million in 2027, $32 million in 2028 and $16 million in 2029.

Note 11 – Short-term Borrowings and Long-term Debt

	2024	2023
Short-term Borrowings		
Current maturities of long-term debt	$ 29	$ 56
Less current portion of debt issuance costs and discounts	(2)	(3)
Short-term borrowings	$ 27	$ 53
Long-term Debt		
Securitization Notes	$ 3,743	$ 3,743
Subsidiary Senior Unsecured Notes	750	750
Revolving Facility	350	–

	2024	2023
Term Loan A Facility	500	717
Term Loan B Facility	1,444	1,459
YUM Senior Unsecured Notes	4,550	4,550
Finance lease obligations (See Note 12)	67	50
	$ 11,404	$ 11,269
Less long-term portion of debt issuance costs and discounts	(69)	(71)
Less current maturities of long-term debt	(29)	(56)
Long-term debt	$ 11,306	$ 11,142

Securitization Notes

Taco Bell Funding, LLC (the "Issuer"), a special purpose limited liability company and a direct, wholly-owned subsidiary of Taco Bell Corp. ("TBC") through a series of securitization transactions has issued fixed rate senior secured notes collectively referred to as the "Securitization Notes". The following table summarizes Securitization Notes outstanding at December 31, 2024:

			Interest Rate	
Issuance Date	Anticipated Repayment Date[a]	Outstanding Principal (in millions)	Stated	Effective[b]
May 2016	May 2026	$ 938	4.970%	5.14%
November 2018	November 2028	$ 595	4.940%	5.06%
August 2021	February 2027	$ 884	1.946%	2.11%
August 2021	February 2029	$ 589	2.294%	2.42%
August 2021	August 2031	$ 737	2.542%	2.64%

(a) The legal final maturity dates of the Securitization Notes issued in 2016, 2018 and 2021 are May 2046, November 2048 and August 2051, respectively. If the Issuer has not repaid or refinanced a series of Securitization Notes prior to its respective Anticipated Repayment Dates, rapid amortization of principal on all Securitization Notes will occur and additional interest will accrue on the Securitization Notes.

(b) Includes the effects of the amortization of any discount and debt issuance costs.

The Securitization Notes were issued in transactions pursuant to which certain of TBC's domestic assets, consisting principally of franchise-related agreements and domestic intellectual property, were contributed to the Issuer and the Issuer's special purpose, wholly-owned subsidiaries (the "Guarantors", and collectively with the Issuer, the "Securitization Entities") to secure the Securitization Notes. The Securitization Notes are secured by substantially all of the assets of the Securitization Entities, and include a lien on all existing and future U.S. Taco Bell franchise and license agreements and the royalties payable thereunder, existing and future U.S. Taco Bell intellectual property, certain transaction accounts and a pledge of the equity interests in asset-owning Securitization Entities. The remaining U.S. Taco Bell assets that were excluded from the transfers to the Securitization Entities continue to be held by Taco Bell of America, LLC ("TBA") and TBC. The Securitization Notes are not guaranteed by these remaining U.S. Taco Bell assets, the Company, or any other subsidiary of the Company.

Payments of interest and principal on the Securitization Notes are made from the continuing fees paid pursuant to the franchise and license agreements with all U.S. Taco Bell restaurants, including both company and franchise operated restaurants. Interest on and principal payments of the Securitization Notes are due on a quarterly basis. In general, no amortization of principal of the Securitization Notes is required prior to their anticipated repayment dates unless as of any quarterly measurement date the consolidated leverage ratio (the ratio of total debt to Net Cash Flow (as defined in the related indenture)) for the preceding four fiscal quarters of either the Company and its subsidiaries or the Issuer and its subsidiaries exceeds 5.0:1, in which case amortization payments of 1% per year of the outstanding principal as of the closing of the Securitization Notes are required. As of the most recent quarterly measurement date the consolidated leverage ratio for the Issuer and its subsidiaries did not exceed 5.0:1 and, as a result, amortization payments are not required.

The Securitization Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Issuer maintains specified reserve accounts to be available to make required interest payments in respect of the Securitization Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the Securitization Notes under certain circumstances, (iii) certain indemnification payments relating to taxes, enforcement costs and other customary items and (iv) covenants relating

Form 10-K

to recordkeeping, access to information and similar matters. The Securitization Notes are also subject to rapid amortization events provided for in the indenture, including events tied to failure to maintain a stated debt service coverage ratio (as defined in the related indenture) of at least 1.1:1, gross domestic sales for U.S. Taco Bell restaurants being below certain levels on certain measurement dates, a manager termination event, an event of default and the failure to repay or refinance the Securitization Notes on the Anticipated Repayment Date (subject to limited cure rights). The Securitization Notes are also subject to certain customary events of default, including events relating to non-payment of required interest or principal due on the Securitization Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, certain judgments and failure of the Securitization Entities to maintain a stated debt service coverage ratio. As of December 31, 2024, we were in compliance with all of our debt covenant requirements and were not subject to any rapid amortization events.

In accordance with the indenture, certain cash accounts have been established with the indenture trustee for the benefit of the note holders, and are restricted in their use. The indenture requires a certain amount of securitization cash flow collections to be allocated on a weekly basis and maintained in a cash reserve account. As of December 31, 2024, the Company had restricted cash of $74 million primarily related to required interest reserves included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. Once the required reserve obligations are satisfied, there are no further restrictions, including payment of dividends, on the cash flows of the Securitization Entities. The amount of weekly securitization cash flow collections that exceed the required weekly allocations is generally remitted to the Company.

Additional cash reserves are required if any of the rapid amortization events occur, as noted above, or in the event that as of any quarterly measurement date the Securitization Entities fail to maintain a debt service coverage ratio (or the ratio of Net Cash Flow to all debt service payments for the preceding four fiscal quarters) of at least 1.75:1. During the most recent quarter ended December 31, 2024, the Securitization Entities maintained a debt service coverage ratio significantly in excess of the 1.75:1 requirement.

Term Loan Facilities, Revolving Facility and Subsidiary Senior Unsecured Notes

KFC Holding Co., Pizza Hut Holdings, LLC, and TBA, each of which is a wholly-owned subsidiary of the Company, as co-borrowers (the "Borrowers") have entered into a credit agreement providing for senior secured credit facilities and a $1.5 billion revolving facility (the "Revolving Facility"). The senior secured credit facilities, which include a Term Loan A Facility and a Term Loan B Facility, and the Revolving Facility are collectively referred to as the "Credit Agreement". Additionally, the Borrowers through a series of transactions have issued Subsidiary Senior Unsecured Notes (collectively referred to as the "Subsidiary Senior Unsecured Notes").

The following table summarizes borrowings outstanding under the Credit Agreement, as well as our Subsidiary Senior Unsecured Notes as of December 31, 2024. There were $350 million in outstanding borrowings under the Revolving Facility as of December 31, 2024.

	Issuance Date	Maturity Date	Outstanding Principal (in millions)	Interest Rate Stated	Interest Rate Effective[c]
Term Loan A Facility	April 2024	(a)	$ 500	(b)	5.35%
Term Loan B Facility	March 2021	March 2028	$ 1,444	(b)	5.06%
Subsidiary Senior Unsecured Notes	June 2017	June 2027	$ 750	4.75%	4.90%

(a) The Term Loan A Facility and the Revolving Facility will mature on the earliest of (i) April 26, 2029, (ii) the date that is 91 days prior to the March 15, 2028 maturity of the Borrowers' existing Term Loan B Facility if more than $250 million of such Term Loan B remains outstanding as of such date or (iii) the date that is 91 days prior to the June 1, 2027 maturity of the Borrowers' existing Subsidiary Senior Unsecured Notes if more than $250 million of such Subsidiary Senior Unsecured Notes remains outstanding as of such date.

(b) The interest rates applicable to the Term Loan A Facility as well as the Revolving Facility range from 0.75% to 1.50% plus Secured Overnight Financing Rate ("SOFR") or from 0.00% to 0.50% plus the Base Rate (as defined in the Credit Agreement), at the Borrowers' election, based upon the total leverage ratio (as defined in the Credit Agreement). As of December 31, 2024, the interest rate spreads on the SOFR and Base Rate applicable to both our Term Loan A Facility and borrowings under the Revolving Facility were 0.75% and 0.00%, respectively.

The interest rates applicable to the Term Loan B Facility are 1.75% plus SOFR or 0.75% plus the Base Rate, at the Borrowers' election.

(c) Includes the effects of the amortization of any discount and debt issuance costs as well as the impact of the interest rate swaps on the Term Loan A and Term Loan B Facilities (see Note 13). The effective rates related to our Term Loan A and B Facilities are based on SOFR-based interest rates at December 31, 2024.

On April 26, 2024, the Borrowers completed the refinancing of the then outstanding $713 million under the term loan A facility and $1.25 billion capacity under the revolving facility through the issuance of a new $500 million term loan A facility (the "Term Loan A Facility") and a $1.5 billion revolving facility (the "Revolving Facility") pursuant to an amendment to the Credit Agreement. The amendment also removed the excess cash flow mandatory prepayment requirement with respect to the Term Loan A Facility.

As a result of this refinancing, $8 million of fees were capitalized as debt issuance costs, $6 million of which were paid directly to lenders. During the year ended December 31, 2024, previously recorded unamortized debt issuance costs of $1 million were written off and recognized within Interest expense, net due to this refinancing.

The refinanced Term Loan A Facility is subject to quarterly amortization payments in an amount equal to 0.625% of the principal amount of the facility as of the refinance date of $500 million, now beginning with the third quarter of 2025. The Term Loan A Facility quarterly amortization payments increase to 1.25% of the principal amount of the facility as of the refinance date, beginning with the third quarter of 2027. All other material provisions of the Credit Agreement remained unchanged.

The Term Loan B Facility is subject to quarterly amortization payments in an amount equal to 0.25% of the principal amount of the facility as of the issuance date of $1.5 billion, with the balance payable at maturity on March 15, 2028.

The Credit Agreement is unconditionally guaranteed by the Company and certain of the Borrowers' principal domestic subsidiaries and excludes Taco Bell Funding LLC and its special purpose, wholly-owned subsidiaries (see above). The Credit Agreement is also secured by first priority liens on substantially all assets of the Borrowers and each subsidiary guarantor, excluding the stock of certain subsidiaries and certain real property, and subject to other customary exceptions.

The Credit Agreement is subject to certain mandatory prepayments in the event certain covenants are not met, including an amount equal to 50% of excess cash flow (as defined in the Credit Agreement) on an annual basis and the proceeds of certain asset sales, casualty events and issuances of indebtedness, subject to customary exceptions and reinvestment rights.

The Credit Agreement's covenants include two financial maintenance covenants which require the Borrowers to maintain a total leverage ratio (defined as the ratio of Consolidated Total Debt to Consolidated EBITDA (as these terms are defined in the Credit Agreement)) of 5.0:1 or less and a fixed charge coverage ratio (defined as the ratio of EBITDA minus capital expenditures to fixed charges (inclusive of rental expense and scheduled amortization)) of at least 1.5:1, each as of the last day of each fiscal quarter. The Credit Agreement includes other affirmative and negative covenants and events of default that are customary for facilities of this type. The Credit Agreement contains, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. We were in compliance with all debt covenants as of December 31, 2024.

The Subsidiary Senior Unsecured Notes are guaranteed on a senior unsecured basis by (i) the Company, (ii) the Specified Guarantors (as defined in the Credit Agreement) and (iii) by each of the Borrower's and the Specified Guarantors' domestic subsidiaries that guarantees the Borrower's obligations under the Credit Agreement, except for any of the Company's foreign subsidiaries. The indenture governing the Subsidiary Senior Unsecured Notes contains covenants and events of default that are customary for debt securities of this type. We were in compliance with all debt covenants as of December 31, 2024.

YUM Senior Unsecured Notes

The majority of our remaining long-term debt primarily comprises YUM Senior Unsecured Notes. The following table summarizes all YUM Senior Unsecured Notes issued that remain outstanding at December 31, 2024:

Issuance Date	Maturity Date	Principal Amount (in millions)	Interest Rate	
			Stated	Effective[a]
October 2007	November 2037	$ 325	6.88%	7.45%
October 2013	November 2043	$ 275	5.35%	5.42%
September 2019	January 2030	$ 800	4.75%	4.90%
September 2020	March 2031	$ 1,050	3.63%	3.77%
April 2021	January 2032	$ 1,100	4.63%	4.77%
April 2022	April 2032	$ 1,000	5.38%	5.53%

(a) *Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward starting interest rate swaps utilized to hedge the interest rate risk prior to debt issuance.*

Form 10-K

The YUM Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Our YUM Senior Unsecured Notes contain covenants and events of default that are customary for debt securities of this type, including cross-default provisions whereby the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million ($100 million or more in the case of the YUM Senior Unsecured Notes issued in 2019 and subsequent years) will constitute a default under the YUM Senior Unsecured Notes unless such indebtedness is discharged, or the acceleration of the maturity of that indebtedness is annulled, within 30 days after notice.

The annual maturities of all Short-term borrowings and Long-term debt as of December 31, 2024, excluding finance lease obligations of $67 million and debt issuance costs and discounts of $71 million are as follows:

Year ended:	
2025	$ 21
2026	965
2027	1,668
2028	2,019
2029	1,377
Thereafter	5,287
Total	$ 11,337

Interest expense on Short-term borrowings, Long-term debt and gross interest on cash pooling arrangements was $542 million, $602 million and $558 million in 2024, 2023 and 2022, respectively.

Note 12 – Lease Accounting

Components of Lease Cost

	2024	2023	2022
Operating lease cost	$ 135	$ 130	$ 133
Finance lease cost			
Amortization of right-of-use assets	7	6	7
Interest on lease liabilities	2	2	3
Total finance lease cost	$ 9	$ 8	$ 10
Sublease income	$ (48)	$ (51)	$ (55)

Supplemental Cash Flow Information

	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 137	$ 127	$ 137
Operating cash flows from finance leases	2	2	3
Financing cash flows from finance leases	8	7	5
Right-of-use assets obtained in exchange for lease obligations[a]			
Operating leases	247	127	93
Finance leases	26	6	10
Operating lease liabilities transferred through refranchising	(8)	(14)	(14)
Finance lease and other debt obligations transferred through refranchising	(1)	(5)	–

(a) *The year ended December 31, 2024, includes $124 million and $22 million of operating and finance lease right-of-use assets, respectively, acquired as part of the U.K. and Ireland restaurant acquisition (see Note 3).*

Form 10-K

Supplemental Balance Sheet Information

	2024	2023	Consolidated Balance Sheet
Assets			
Operating lease right-of-use assets	$ 881	$ 764	Other assets
Finance lease right-of-use assets	49	29	Property, plant and equipment, net
Total right-of-use assets[a]	$ 930	$ 793	
Liabilities			
Current			
Operating	$ 91	$ 79	Accounts payable and other current liabilities
Finance	8	8	Short-term borrowings
Non-current			
Operating	862	757	Other liabilities and deferred credits
Finance	59	42	Long-term debt
Total lease liabilities[a]	$1,020	$ 886	
Weighted-average Remaining Lease Term (in years)			
Operating leases	10.9	10.6	
Finance leases	14.8	11.4	
Weighted-average Discount Rate			
Operating leases	5.3%	5.3%	
Finance leases	5.5%	5.7%	

(a) U.S. operating lease right-of-use assets and liabilities totaled $549 million and $615 million, respectively, as of December 31, 2024, and $541 million and $605 million, respectively, as of December 31, 2023. These amounts primarily related to Taco Bell U.S. and Habit Burger & Grill including leases related to Company-operated restaurants, leases related to franchise-operated restaurants we sublease and the Taco Bell and Habit Burger & Grill restaurant support center.

Maturity of Lease Payments and Receivables

Future minimum lease payments, including rental payments for lease renewal options we are reasonably certain to exercise, and amounts to be received as lessor or sublessor as of December 31, 2024, were as follows:

	Commitments		Lease Receivables	
	Finance	Operating	Direct Financing	Operating
2025	$ 11	$ 137	$ 3	$ 70
2026	9	142	3	60
2027	8	134	2	60
2028	7	123	2	53
2029	6	110	2	49
Thereafter	50	618	14	340
Total lease payments/receipts	91	1,264	26	$ 632
Less imputed interest/unearned income	(24)	(311)	(9)	
Total lease liabilities/receivables	$ 67	$ 953	$ 17	

As of December 31, 2024, we have executed real estate leases that have not yet commenced with estimated future nominal lease payments of approximately $90 million, which are not included in the tables above. These leases are expected to commence in 2025 and 2026 with lease terms of up to 20 years.

Form 10-K

Note 13 – Derivative Instruments

We use derivative instruments to manage certain of our market risks related to fluctuations in interest rates, deferred compensation liabilities and foreign currency exchange rates. Our use of foreign currency contracts to manage foreign currency exchange rates associated with certain foreign currency denominated intercompany receivables and payables is currently not significant.

Interest Rate Swaps

We have entered into interest rate swaps with the objective of reducing our exposure to interest rate risk for a portion of our variable-rate debt interest payments. On May 14, 2018, we entered into forward-starting interest rate swaps to fix the interest rate on $1.5 billion of borrowings, primarily under our Term Loan B Facility from July 2021 through March 2025. These interest rate swaps result in a fixed rate of 4.87% on the swapped portion of the Term Loan B Facility. These interest rate swaps are designated cash flow hedges as the changes in the future cash flows of the swaps are expected to offset changes in expected future interest payments on the related variable-rate debt. There were no other interest rate swaps outstanding as of December 31, 2024.

Gains or losses on the interest rate swaps are reported as a component of AOCI and reclassified into Interest expense, net in our Consolidated Statements of Income in the same period or periods during which the related hedged interest payments affect earnings. Through December 31, 2024, the swaps were highly effective cash flow hedges.

Gains and losses on these interest rate swaps recognized in OCI and reclassified from AOCI into Net Income were as follows:

	Gains/(Losses) Recognized in OCI			(Gains)/Losses Reclassified from AOCI into Net Income		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Interest rate swaps	$ 12	$ 14	$ 115	$ (32)	$ (30)	$ 21
Income tax benefit/(expense)	(3)	(4)	(30)	8	8	(4)

As of December 31, 2024, the estimated net gain included in AOCI related to our interest rate swaps that will be reclassified into earnings in the next 12 months is $5 million, based on current SOFR interest rates.

Total Return Swaps

We have entered into total return swap derivative contracts, with the objective of reducing our exposure to market-driven changes in certain of the liabilities associated with compensation deferrals into our EID plan. While these total return swaps represent economic hedges, we have not designated them as hedges for accounting purposes. As a result, the changes in the fair value of these derivatives are recognized immediately in earnings within General and administrative expenses in our Consolidated Statements of Income largely offsetting the changes in the associated EID liabilities. The fair value associated with the total return swaps as of both December 31, 2024 and 2023, was not significant.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with major financial institutions carefully selected based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 31, 2024, all of the counterparties to our derivative instruments had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

See Note 14 for the fair value of our derivative assets and liabilities.

Note 14 – Fair Value Disclosures

As of December 31, 2024, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, short-term borrowings, accounts payable and borrowings under our Revolving Facility approximated their fair values because of the short-term nature of these instruments. The fair value of notes receivable net of allowances and lease guarantees less subsequent amortization approximates their carrying value. The following table presents the carrying value and estimated fair value of the Company's debt obligations:

	2024		2023	
	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Securitization Notes[a]	$ 3,743	$ 3,561	$ 3,743	$ 3,391
Subsidiary Senior Unsecured Notes[b]	750	739	750	742
Term Loan A Facility[b]	500	496	717	716
Term Loan B Facility[b]	1,444	1,451	1,459	1,466
YUM Senior Unsecured Notes[b]	4,550	4,368	4,550	4,439

(a) We estimated the fair value of the Securitization Notes using market quotes and calculations. The markets in which the Securitization Notes trade are not considered active markets.

(b) We estimated the fair value of the YUM and Subsidiary Senior Unsecured Notes, Term Loan A Facility, and Term Loan B Facility using market quotes and calculations based on market rates.

Recurring Fair Value Measurements

The Company has interest rate swaps and investments, all of which are required to be measured at fair value on a recurring basis (see Note 13 for discussion regarding derivative instruments). The following table presents fair values for those assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall.

			Fair Value	
	Consolidated Balance Sheet	Level	2024	2023
Assets				
Investments	Other assets	1	$ 1	$ 125
Investments	Other assets	3	7	7
Interest Rate Swaps	Prepaid expenses and other current assets	2	5	24
Interest Rate Swaps	Other assets	2	–	2

The fair value of the Company's interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration based on observable inputs.

Investments as of December 31, 2023, primarily included our approximate 5% minority interest in Devyani, a publicly-traded entity, with a fair value of $124 million.

Non-Recurring Fair Value Measurements

During the years ended December 31, 2024, 2023 and 2022, we recognized non-recurring fair value measurements of $13 million, $11 million and $9 million, respectively, related to restaurant-level impairment. Restaurant-level impairment charges are recorded in Other (income) expense and resulted primarily from our impairment evaluation of long-lived assets of individual restaurants that were being operated at the time of impairment and had not been offered for refranchising. The fair value measurements used in these impairment evaluations were based on discounted cash flow estimates using unobservable inputs (Level 3). These amounts exclude fair value measurements made for assets that were subsequently disposed of prior to those respective year end dates. The remaining net book value of restaurant assets measured at fair value during the years ended December 31, 2024 and 2023 as of the end of both years, was $21 million.



Note 15 – Pension, Retiree Medical and Retiree Savings Plans

U.S. Pension Plans

We sponsor qualified and supplemental (non-qualified) noncontributory defined benefit plans covering certain full-time salaried and hourly U.S. employees. The qualified plan meets the requirements of certain sections of the Internal Revenue Code and provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. The supplemental plans provide additional benefits to certain employees. We fund our supplemental plans as benefits are paid.

The most significant of our U.S. plans is the YUM Retirement Plan (the "Plan"), which is a qualified plan. Our funding policy with respect to the Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus additional amounts from time-to-time as are determined to be necessary to improve the Plan's funded status. We do not expect to make any significant contributions to the Plan in 2025. Our two significant U.S. plans, including the Plan and a supplemental plan, were previously amended such that any salaried employee hired or rehired by YUM after September 30, 2001, is not eligible to participate in those plans. Additionally, these two significant U.S. plans are currently closed to new hourly participants.

We do not anticipate any plan assets being returned to the Company during 2025 for any U.S. plans.

Obligation and Funded Status at Measurement Date:

The following charts summarize the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our two significant U.S. pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year end.

	2024	2023
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 778	$ 755
Service cost	4	5
Interest cost	42	41
Benefits paid	(45)	(34)
Actuarial (gain) loss	(3)	11
Benefit obligation at end of year	$ 776	$ 778

A significant component of the overall decrease in the Company's benefit obligation for the year ended December 31, 2024, was due to benefits paid during the year partially offset by interest cost on the benefit obligation.

A significant component of the overall increase in the Company's benefit obligation for the year ended December 31, 2023, was due to interest cost on the benefit obligation partially offset by benefits paid during the year.

	2024	2023
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 680	$ 664
Actual return on plan assets	6	46
Employer contributions	3	4
Benefits paid	(45)	(34)
Fair value of plan assets at end of year	$ 644	$ 680
Funded status at end of year	$ (132)	$ (98)

Amounts recognized in the Consolidated Balance Sheet:

	2024	2023
Accrued benefit asset - non-current	$ –	$ –
Accrued benefit liability - current	(11)	(8)
Accrued benefit liability - non-current	(121)	(90)
	$ (132)	$ (98)

The accumulated benefit obligation was $764 million and $763 million at December 31, 2024 and 2023, respectively.

The table below provides information for those pension plan(s) with an accumulated benefit obligation in excess of plan assets. The pension plan(s) included also have a projected benefit obligation in excess of plan assets.

	2024	2023
Projected benefit obligation	$ 776	$ 778
Accumulated benefit obligation	764	763
Fair value of plan assets	644	680

Components of net periodic benefit cost:

	2024	2023	2022
Service cost	$ 4	$ 5	$ 7
Interest cost	42	41	31
Amortization of prior service cost[a]	1	1	6
Expected return on plan assets	(51)	(50)	(46)
Amortization of net loss (gain)	1	(1)	11
Net periodic benefit cost (income)	$ (3)	$ (4)	$ 9

Additional (gain) loss recognized due to:

	2024	2023	2022
Settlement charges[b]	$ –	$ –	$ 6

(a) *Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.*

(b) *Settlement losses result when benefit payments exceed the sum of the service cost and interest cost within a plan during the year. These losses were recorded in Other pension (income) expense.*

Pension gains (losses) in AOCI:

	2024	2023
Beginning of year	$ (87)	$ (74)
Net actuarial (loss) gain	(42)	(13)
Amortization of net loss (gain)	1	(1)
Amortization of prior service cost	1	1
End of year	$ (127)	$ (87)

Accumulated pre-tax losses recognized within AOCI:

	2024	2023
Actuarial net loss	$ (125)	$ (84)
Prior service cost	(2)	(3)
	$ (127)	$ (87)

Form 10-K

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	2024	2023
Discount rate	5.80%	5.60%
Rate of compensation increase	3.00%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	2024	2023	2022
Discount rate	5.60%	5.60%	3.00%
Long-term rate of return on plan assets	6.35%	6.25%	5.40%
Rate of compensation increase	3.00%	3.00%	3.00%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category and future growth expectations.

Plan Assets

The fair values of our pension plan assets at December 31, 2024 and 2023 by asset category and level within the fair value hierarchy are as follows:

	2024	2023
Level 1:		
Cash	$ 2	$ –
Cash Equivalents[a]	30	61
Fixed Income Securities - U.S. Corporate[b]	16	7
Level 2:		
Equity Securities[b]	212	213
Fixed Income Securities - U.S. Corporate[c]	21	25
Fixed Income Securities - U.S. Government and Government Agencies[d]	113	124
Fixed Income Securities - Other[d]	15	11
Total assets in the fair value hierarchy	409	441
Investments measured at net asset value[e]		
Fixed Income	146	132
Real Assets	141	149
Total fair value of plan assets[f]	$ 696	$ 722

(a) *Short-term investments in money market funds.*

(b) *Securities held in common or collective trusts.*

(c) *Investments held directly by the Plan.*

(d) *Includes securities held in common or collective trusts and investments held directly by the Plan.*

(e) *Includes securities that have been measured at fair value using the net asset value per unit practical expedient due to the absence of readily available market prices. Accordingly, these securities have not been classified in the fair value hierarchy.*

(f) *2024 and 2023 exclude net unsettled trade payables of $52 million and $42 million, respectively.*

Our primary objectives regarding the investment strategy for the Plan's assets are to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future payment requirements. To achieve these objectives, we are using a combination of active and passive investment strategies. As of December 31, 2024, the Plan's assets consist of the weighted-average target allocation summarized as follows:

Asset Category	Target Allocation
Fixed income	49%
Equity securities	32%
Real assets	19%

Actual allocations to each asset class may vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions and the timing of benefit payments and contributions.

Fixed income securities at December 31, 2024, primarily consist of a diversified portfolio of long duration instruments that are intended to mitigate interest rate risk or reduce the interest rate duration mismatch between the assets and liabilities of the Plan. A smaller allocation (constituting 40% of the fixed income target allocation) is to diversified credit investments in a range of public and credit securities, including below investment grade rated bonds and loans, securitized credit and emerging market debt.

Equity securities at December 31, 2024, consist primarily of investments in publicly traded common stocks and other equity-type securities issued by companies throughout the world, including convertible securities, preferred stock, rights and warrants.

Real assets represent investments in real estate and infrastructure. These may take the form of debt or equity securities in public or private funds.

A mutual fund held as an investment by the Plan includes shares of Common Stock valued at $0.1 million at both December 31, 2024 and 2023, (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	
2025	$ 59
2026	63
2027	59
2028	63
2029	58
2030 - 2034	284

Expected benefit payments are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated future employee service.

International Pension Plans

We also sponsor various defined benefit plans covering certain of our non-U.S. employees, the most significant of which are in the U.K. Both of our U.K. plans have previously been frozen such that they are closed to new participants and existing participants can no longer earn future service credits.

At the end of 2024 and 2023, the projected benefit obligations of these U.K. plans totaled $170 million and $190 million, respectively, and plan assets totaled $197 million and $226 million, respectively. These plans were both in a net overfunded

Form 10-K

position at the end of 2024 and 2023. Total actuarial pre-tax losses related to the U.K. plans of $72 million and $63 million were recognized in AOCI at the end of 2024 and 2023, respectively. The total net periodic cost or benefit recorded was less than $1 million of benefit in 2024, $2 million of cost in 2023 and $2 million of benefit in 2022.

The benefits expected to be paid associated with our U.K. plans in each of the next five years are approximately $4 million and in aggregate for the five years thereafter are $22 million.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. We do not plan to make significant contributions to either of our U.K. plans in 2025.

Retiree Medical Benefits

Our post-retirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost-sharing provisions and a cap on our liability. This plan was previously amended such that any salaried employee hired or rehired by YUM after September 30, 2001, is not eligible to participate in this plan. Employees hired prior to September 30, 2001, are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our post-retirement plan as benefits are paid.

At the end of 2024 and 2023, the accumulated post-retirement benefit obligation was $25 million and $27 million, respectively. Actuarial pre-tax gains of $13 million and $15 million were recognized in AOCI at the end of 2024 and 2023, respectively. The net periodic benefit cost or benefit recorded was less than $1 million of benefit in both 2024 and 2023 and $1 million of cost in 2022. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the post-retirement medical plan are identical to those as shown for the U.S. pension plans.

The benefits expected to be paid in each of the next five years are approximately $3 million and in aggregate for the five years thereafter are $11 million.

U.S. Retiree Savings Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of multiple investment options or a self-managed account within the 401(k) Plan. We match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. We recognized as compensation expense our total matching contribution of $24 million in 2024, $15 million in 2023 and $13 million in 2022.

Note 16 – Share-based and Deferred Compensation Plans

Overview

At year end 2024, we had one stock award plan in effect: the Yum! Brands, Inc. Long-Term Incentive Plan (the "LTIP"). Potential awards to employees and non-employee directors under the LTIP include stock options, incentive stock options, SARs, restricted stock, RSUs, performance restricted stock units, PSUs and performance units. We have issued only stock options, SARs, RSUs and PSUs under the LTIP. Under the LTIP, the exercise price of stock options and SARs granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant. While awards under the LTIP can have varying vesting provisions and exercise periods, outstanding awards under the LTIP vest in periods ranging from immediate to five years. Stock options and SARs generally expire ten years after grant. At year end 2024, approximately 24 million shares were available for future share-based compensation grants under the LTIP.

Our EID Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Investments in cash and phantom shares of both index funds will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense for the appreciation or the depreciation, if any, of investments in cash and both of the index funds. Deferrals into the phantom shares of our Common Stock will be distributed in

Form 10-K

shares of our Common Stock, under the LTIP, at a date as elected by the employee and therefore are classified in Common Stock on our Consolidated Balance Sheets. We do not recognize compensation expense for the appreciation or the depreciation, if any, of investments in phantom shares of our Common Stock. Our EID plan also allows certain participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to an RSU award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years from the date of deferral. We expense the intrinsic value of the match and the incentive compensation amount over the requisite service period which includes the vesting period.

Historically, the Company has repurchased shares on the open market in excess of the amount necessary to satisfy award exercises and expects to continue to do so in 2025.

In connection with the 2016 spin-off of our China business into an independent, publicly-traded company under the name of Yum China Holdings, Inc. ("Yum China"), under the provisions of our LTIP, employee stock options, SARs, RSUs and PSUs outstanding at that time were adjusted to maintain the pre-spin intrinsic value of the awards. Depending on the tax laws of the country of employment, awards were modified using either the shareholder method or the employer method. Share-based compensation as recorded in Net Income was based on the amortization of the fair value for both YUM and Yum China awards held by YUM employees. The fair value of Yum China awards held by YUM employees became fully amortized to expense in the year ended December 31, 2020. Share issuances for Yum China awards held by YUM employees will be satisfied by Yum China. Share issuances for YUM awards held by Yum China employees are being satisfied by YUM.

Award Valuation

We estimated the fair value of each stock option and SAR award as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2024	2023	2022
Risk-free interest rate	4.0%	3.6%	1.7%
Expected term	5.9 years	5.9 years	6.6 years
Expected volatility	20.6%	22.0%	25.0%
Expected dividend yield	2.1%	1.8%	1.9%

Grants made to executives typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single weighted-average term for our awards that have a graded vesting schedule. Based on analysis of our historical exercise and post-vesting termination behavior, we have determined that our executives exercised the awards on average after 5.9 years.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our publicly-traded options. The expected dividend yield is based on the annual dividend yield at the time of grant.

The fair values of PSU awards without market-based conditions and RSU awards are based on the closing price of our Common Stock on the date of grant. The fair values of PSU awards with market-based conditions have been valued based on the outcome of a Monte Carlo simulation.

Form 10-K

Award Activity

Stock Options and SARs

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	10,104	$ 92.58		
Granted	988	130.33		
Exercised	(2,975)	82.61		
Forfeited or expired	(387)	127.09		
Outstanding at the end of the year	7,730[a]	99.53	6.26	$ 268
Exercisable at the end of the year	5,689	$ 89.78	5.23	$ 252

(a) Outstanding awards include 235 options and 7,495 SARs with weighted average exercise prices of $112.29 and $99.13, respectively. Outstanding awards represent YUM awards held by employees of both YUM and Yum China.

The weighted-average grant-date fair value of stock options and SARs granted during 2024, 2023 and 2022 was $28.35, $29.93 and $26.65, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 31, 2024, 2023 and 2022, was $158 million, $114 million and $105 million, respectively.

As of December 31, 2024, $29 million of unrecognized compensation cost related to unvested stock options and SARs, which will be reduced by any forfeitures that occur, is expected to be recognized over a remaining weighted-average period of approximately 1.6 years. The total fair value at grant date of stock options and SARs held by YUM employees that vested during 2024, 2023 and 2022 was $28 million, $31 million and $31 million, respectively.

RSUs and PSUs

As of December 31, 2024, there was $60 million of unrecognized compensation cost related to 1.1 million unvested RSUs and PSUs. The total fair value at grant date of awards that vested during 2024, 2023 and 2022 was $54 million, $84 million and $20 million, respectively.

Impact on Net Income

The components of share-based compensation expense and the related income tax benefits are shown in the following table:

	2024	2023	2022
Options and SARs	$ 23	$ 27	$ 26
Restricted Stock Units	36	35	27
Performance Share Units	10	33	29
Total Share-based Compensation Expense	$ 69	$ 95	$ 82
Deferred Tax Benefit recognized	$ 20	$ 12	$ 16

Cash received from stock option exercises for 2024, 2023 and 2022 was $9 million, $8 million and $3 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with share-based compensation for 2024, 2023 and 2022 totaled $55 million, $31 million and $38 million, respectively.

Note 17 – Shareholders' Deficit

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2024, 2023 and 2022. All amounts exclude applicable transaction fees and excise taxes on share repurchases.

Authorization Date	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
	2024	2023	2022	2024	2023	2022
May 2024	2,916	–	–	$ 391	$ –	$ –
September 2022	366	387	1,967	50	50	250
May 2021	–	–	8,116	–	–	950
Total	3,282	387	10,083	$ 441	$ 50	$ 1,200

In May 2024, our Board of Directors authorized share repurchases of up to $2 billion (excluding applicable transaction fees and excise taxes) of our outstanding Common Stock through December 31, 2026. The new authorization took effect on July 1, 2024 upon the expiration of a prior authorization approved in September 2022. As of December 31, 2024, we have remaining capacity to repurchase up to $1.6 billion of Common Stock under the May 2024 authorization.

Changes in AOCI are presented below.

	Translation Adjustments and Gains (Losses) From Intra-Entity Transactions of a Long-Term Nature	Pension and Post-Retirement Benefits[a]	Derivative Instruments[b]	Total
Balance at December 31, 2022, net of tax	$ (290)	$ (94)	$ 15	$ (369)
OCI, net of tax				
Gains (losses) arising during the year classified into AOCI, net of tax	18	(11)	10	17
(Gains) losses reclassified from AOCI, net of tax	71	1	(22)	50
	89	(10)	(12)	67
Balance at December 31, 2023, net of tax	$ (201)	$ (104)	$ 3	$ (302)
OCI, net of tax				
Gains (losses) arising during the year classified into AOCI, net of tax	(37)	(42)	10	(69)
(Gains) losses reclassified from AOCI, net of tax	–	3	(24)	(21)
	(37)	(39)	(14)	(90)
Balance at December 31, 2024, net of tax	$ (238)	$ (143)	$ (11)	$ (392)

(a) *Amounts reclassified from AOCI for pension and post-retirement benefit plans losses during 2024 include amortization of net losses of $2 million and amortization of prior service cost of $1 million. Amounts reclassified from AOCI for pension and post-retirement benefit plans losses during 2023 include amortization of prior service cost of $1 million. See Note 15.*

(b) *See Note 13 for details on amounts reclassified from AOCI. Amounts include previously cash settled treasury locks relating to our Senior Unsecured Notes due in 2037 which are being reclassified into earnings through 2037 to interest expense.*

Note 18 – Income Taxes

U.S. and foreign income before taxes are set forth below:

	2024	2023	2022
U.S.	$ 1,131	$ 1,246	$ 1,124
Foreign	769	572	538
	$ 1,900	$ 1,818	$ 1,662

Form 10-K

The details of our income tax provision (benefit) are set forth below:

		2024	2023	2022
Current:	Federal	$ 170	$ 221	$ 139
	Foreign	226	222	200
	State	48	68	53
		$ 444	$ 511	$ 392
Deferred:	Federal	$ (40)	$ (121)	$ (31)
	Foreign	15	(153)	(10)
	State	(5)	(16)	(14)
		$ (30)	$ (290)	$ (55)
		$ 414	$ 221	$ 337

The reconciliation of income taxes calculated at the U.S. federal statutory rate to our effective tax rate is set forth below:

	2024	2023	2022
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income tax, net of federal tax	1.8	2.3	1.9
Statutory rate differential attributable to foreign operations	1.3	(1.7)	(2.0)
Adjustments to reserves and prior years	0.5	1.3	1.6
Excess tax benefits from stock-based awards	(1.6)	(1.1)	(1.4)
Change in valuation allowances	0.3	–	(0.5)
Impact of Russia Exit	–	(0.5)	4.3
Intercompany restructuring and Valuations of Intellectual Property	(1.5)	(9.1)	(4.9)
Other, net	–	(0.1)	0.3
Effective income tax rate	21.8%	12.1%	20.3%

Statutory rate differential attributable to foreign operations. This item includes local country taxes, withholding taxes, and shareholder-level taxes, net of U.S. foreign tax credits. The unfavorability in 2024 as compared to prior years was largely driven by shifts in income to higher-rate jurisdictions and increased rates in certain, existing foreign jurisdictions.

Adjustments to reserves and prior years. This item includes: (1) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position; and (2) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. In 2023, this item was unfavorably impacted by $41 million of newly established reserves associated with a correction in the timing of capital loss utilization related to historical refranchising gains to tax years with a lower statutory tax rate.

Impact of Russia Exit. Our decision to exit the Russia market resulted in a $7 million tax benefit recorded in 2023 to account for the global tax ramification of current and future payments required to be made to the Russia IP rights holder in Switzerland. In 2022, this item was unfavorably impacted by $72 million of tax expense primarily associated with a reduction in the tax basis of KFC IP rights held in Switzerland due to the expected loss of the Russia royalty income associated with such rights going forward. As a result, we remeasured and reassessed the need for a valuation allowance on the associated deferred tax assets. In addition, we reassessed certain deferred tax liabilities associated with the Russia business given the expectation that the basis difference would reverse by way of sale.

Intercompany Restructuring and Valuations of Intellectual Property. In 2021, we concentrated management responsibility for European (excluding the U.K.) KFC franchise development, support operations and management oversight in Switzerland (the "KFC Europe Reorganization"). Concurrent with this change in management responsibility, we completed intra-entity transfers of certain KFC IP rights from subsidiaries in the U.K. and the U.S. to subsidiaries in Switzerland. With the transfers of these rights, we received a step-up in amortizable tax basis of those IP rights to current fair value under applicable Swiss tax law. In the year ended December 31, 2022, we performed an annual valuation under Swiss laws of these Swiss IP rights, incorporating current assumptions around the expected future cash flows attributable to the IP. This valuation supported an increase to tax basis of

Swiss IP rights associated with parts of our business that will continue to use these IP rights due to expected royalty growth assumptions in those parts of the business that largely offset the loss of Russia royalty income described above. Based on the valuation as well as future forecasting of taxable income, we remeasured and reassessed the need for a valuation allowance on the deferred tax assets in Switzerland. As a result, we recorded a net tax benefit of $75 million in 2022.

Consistent with the objectives of the IP restructuring transactions discussed above, in December 2023, we completed intra-entity transfers of certain Asia region IP rights to Singapore. In addition, certain remaining Asia region IP rights were transferred to the U.S. As a result of these transfers, we recorded a net tax benefit of $30 million comprised of $14 million of current tax expense and a one-time deferred tax benefit of $44 million primarily associated with establishing deferred tax assets on amortizable tax basis in the U.S.

Also in 2023, we agreed to receive a tax credit in exchange for an increase in our prospective statutory tax rate in Switzerland. Based on the agreement, we were granted a $38 million tax credit expiring in 2031 and our statutory tax rate was increased to approximately 15% from the previous rate of approximately 10%. As a result of the tax rate increase, we were also required to remeasure our deferred tax assets associated with previously transferred IP rights in Switzerland, which resulted in a one-time deferred tax benefit of $99 million. We also recorded a $29 million deferred tax benefit associated with tax credit which represents the portion of the $38 million tax credit that we anticipate utilizing against income tax before expiration.

In December 2024, to facilitate business needs and centralize digital and technology assets in the U.S., we filed tax elections which resulted in the deemed liquidation of certain foreign subsidiaries in Australia and Israel. In addition, we completed the intra-entity transfer of software from these subsidiaries to subsidiaries in the U.S. As a result of these transactions, we recorded a net tax benefit of $28 million comprised of $15 million of current tax benefit associated with U.S. federal and state tax deductions, and a one-time net deferred tax benefit of $13 million primarily associated with establishing deferred tax assets on amortizable tax basis in the U.S.

Companies subject to the Global Intangible Low-Taxed Income provision ("GILTI") have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for outside basis temporary differences expected to reverse as GILTI. The Company has elected to account for GILTI as a period cost.

The details of 2024 and 2023 deferred tax assets (liabilities) are set forth below:

	2024	2023
Operating losses and interest deduction carryforwards	$ 213	$ 230
Capital losses	70	71
Tax credit carryforwards	200	188
Employee benefits	83	75
Share-based compensation	44	58
Lease-related liabilities	267	242
Accrued liabilities and other	66	59
Intangible assets	575	610
Property, plant and equipment	25	30
Deferred income	105	103
Capitalized Research & Development Costs	120	92
Gross deferred tax assets	1,768	1,758
Deferred tax asset valuation allowances	(369)	(386)
Net deferred tax assets	$ 1,399	$ 1,372
Property, plant and equipment	$ (47)	$ (51)
Operating lease right-of-use assets	(235)	(210)
Employee benefits	(6)	(8)
Derivative Instruments	(5)	(17)
Other	(36)	(42)
Gross deferred tax liabilities	$ (329)	$ (328)
Net deferred tax assets (liabilities)	$ 1,070	$ 1,044

The details of the 2024 and 2023 valuation allowance activity are set forth below:

	2024	2023
Beginning of Year	$ (386)	$ (458)
Increases	(5)	(19)
Decreases	16	91
Other Adjustments	6	–
End of Year	$ (369)	$ (386)

Reported in Consolidated Balance Sheets as:

	2024	2023
Deferred income taxes	$ 1,071	$ 1,045
Other liabilities and deferred credits	(1)	(1)
	$ 1,070	$ 1,044

As of December 31, 2024, we had approximately $5 billion of unremitted foreign retained earnings. The Tax Act imposed U.S. federal tax on all post-1986 foreign Earnings and Profits accumulated through December 31, 2017. Repatriation of earnings generated after December 31, 2017, will generally be eligible for the 100% dividends received deduction or considered a distribution of previously taxed income and, therefore, exempt from U.S. federal tax. Undistributed foreign earnings may still be subject to certain state and foreign income and withholding taxes upon repatriation. Subject to limited exceptions, we do not intend to indefinitely reinvest our unremitted earnings outside the U.S. Thus, we have provided taxes, including any U.S. federal and state income, foreign income, or foreign withholding taxes on the majority of our unremitted earnings. In jurisdictions where we do intend to indefinitely reinvest our unremitted earnings, we would be required to accrue and pay applicable income taxes (if any) and foreign withholding taxes if the funds were repatriated in taxable transactions. We believe any such taxes would be immaterial.

Details of tax loss, credit carryforwards, and expiration dates along with valuation allowances as of December 31, 2024, are as follows:

	Gross Amount	Deferred Tax Asset	Valuation Allowance	Expiration
Federal net operating losses - Indefinite	$ 51	$ 11	$ –	None
Foreign net operating losses	296	45	(17)	2025-2044
Foreign net operating losses - Indefinite	333	76	(11)	None
State net operating losses	1,176	49	(35)	2025-2044
Foreign capital loss carryforward - Indefinite	281	70	(70)	None
Foreign tax credits (US Tax Return)	164	164	(117)	2025-2034
Foreign country tax credits	36	36	(13)	2031
State interest deduction carryforward - Indefinite	758	32	(30)	None
	$ 3,095	$ 483	$ (293)	

We recognize the benefit of positions taken or expected to be taken in tax returns in the Consolidated Financial Statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

At December 31, 2024, the Company had $126 million of gross unrecognized tax benefits, $81 million of which would impact the effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2024	2023
Beginning of Year	$ 151	$ 128
Additions on tax positions - current year	6	9
Additions for tax positions - prior years	1	42
Reductions for tax positions - prior years	(10)	(28)
Reductions for settlements	(22)	–
End of Year	$ 126	$ 151

During 2024, 2023, and 2022 the Company recognized $3 million, $20 million, and less than $1 million of net expense, respectively, for interest and penalties in our Consolidated Statements of Income as components of its Income tax provision.

The Company has recorded $20 million and $16 million of net tax payables, as of December 31, 2024 and 2023, respectively, associated with interest and penalties.

The Company's income tax returns are subject to examination in the U.S. federal jurisdiction and numerous U.S. state and foreign jurisdictions.

The Company has settled audits with the IRS through fiscal year 2012 and is currently under IRS examination for 2013-2019. Our operations in certain foreign jurisdictions are currently under audit and remain subject to examination for tax years as far back as 1999. See Note 20 for discussion of an Internal Revenue Service Proposed Adjustment.

Note 19 – Reportable Operating Segments

See Note 1 for a description of our operating segments.

The Company's operating segments maintain separate financial information, and the CODM, the Company's Chief Executive Officer, evaluates the operating segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The CODM evaluates the performance of the Company's segments based on Divisional Operating Profit and is involved in determining and reviewing forecasted Divisional Operating Profit as part of the annual plan process. Throughout the year, the CODM considers forecast to actual results and variances on a monthly and quarterly basis to allocate resources for the segments' operations. The CODM also considers this information in determining how to prioritize capital allocation, including investments in restaurant development, technology and human capital, maintaining a strong and flexible balance sheet, offering a competitive dividend and returning excess cash to shareholders. The significant expense categories and amounts presented in the tables below align with the segment-level information that is regularly provided to the CODM.

	2024				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Company Sales[a]	$ 801	$ 1,155	$ 8	$ 588	$ 2,552
Franchise and property revenues[a]	1,685	997	622	9	3,313
Franchise contributions for advertising and other services[a]	613	708	378	3	1,702
	3,099	2,860	1,008	600	7,567
Less:					
Company restaurant expenses	703	872	8	529	2,112
General and administrative expenses	363	199	219	54	835
Franchise and property expenses	63	33	34	4	134
Franchise advertising and other services expense	610	708	390	3	1,711
Other (income) expense	(3)	(1)	(16)	10	(10)
Division Operating Profit	$ 1,363	$ 1,049	$ 373	$ –	$ 2,785
Unallocated amounts:[b]					
Corporate and unallocated G&A expenses[c][d]					$ (346)
Unallocated Company restaurant expenses[e]					(8)
Unallocated Franchise and property revenues[c]					(18)
Unallocated Refranchising gain (loss)					34
Unallocated Other income (expense)[c]					(44)
Consolidated Operating Profit					2,403
Investment income (expense), net					(21)
Other pension income (expense)					7
Interest expense, net					(489)
Income before income taxes					$ 1,900

Form 10-K

Other Segment Disclosures

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Total
Depreciation and Amortization[f]	$ 37	$ 76	$ 24	$ 31	$ 7	$ 175
Capital Spending	73	98	15	39	32	257
Identifiable Assets[g]	2,611	1,626	732	613	1,145	6,727
Long-Lived Assets[h]	1,269	991	365	548	164	3,337

	2023				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Company Sales[a]	$ 484	$1,069	$ 14	$ 575	$ 2,142
Franchise and property revenues[a]	1,698	918	622	9	3,247
Franchise contributions for advertising and other services[a]	648	654	383	2	1,687
	2,830	2,641	1,019	586	7,076
Less:					
Company restaurant expenses	417	817	14	526	1,774
General and administrative expenses	383	204	221	59	867
Franchise and property expenses	72	32	15	3	122
Franchise advertising and other services expense	648	644	389	2	1,683
Other (income) expense	6	–	(11)	10	5
Division Operating Profit (Loss)	$ 1,304	$ 944	$ 391	$ (14)	$ 2,625
Unallocated amounts:[b]					
Corporate and unallocated G&A expenses[d][i]					$ (326)
Unallocated Franchise and property expenses[i]					(1)
Unallocated Refranchising gain (loss)					29
Unallocated Other income (expense)[i]					(9)
Consolidated Operating Profit					2,318
Investment income (expense), net					7
Other pension income (expense)					6
Interest expense, net					(513)
Income before income taxes					$ 1,818

Other Segment Disclosures

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Total
Depreciation and Amortization[f]	$ 22	$ 61	$ 20	$ 30	$ 20	$ 153
Capital Spending	73	101	12	64	35	285
Identifiable Assets[g]	2,281	1,544	814	630	962	6,231
Long-Lived Assets[h]	891	975	378	580	156	2,980

Form 10-K

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
	2022				
Company Sales[a]	$ 491	$ 1,002	$ 21	$ 558	$ 2,072
Franchise and property revenues[a]	1,645	837	607	7	3,096
Franchise contributions for advertising and other services[a]	698	598	376	2	1,674
	2,834	2,437	1,004	567	6,842
Less:					
Company restaurant expenses	426	766	21	532	1,745
General and administrative expenses	390	191	211	51	843
Franchise and property expenses	69	33	13	2	117
Franchise advertising and other services expense	684	599	382	2	1,667
Other (income) expense	67	(2)	(10)	4	59
Division Operating Profit (Loss)	$ 1,198	$ 850	$ 387	$ (24)	$ 2,411
Unallocated amounts:[b]					
Corporate and unallocated G&A expenses[d][i]					$ (297)
Unallocated Franchise and property expenses[i]					(6)
Unallocated Refranchising gain (loss)					27
Unallocated Other income (expense)[i]					52
Consolidated Operating Profit					2,187
Investment income (expense), net					11
Other pension income (expense)					(9)
Interest expense, net					(527)
Income before income taxes					$ 1,662

Other Segment Disclosures

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Total
Depreciation and Amortization[f]	$23	$ 48	$19	$29	$27	$146
Capital Spending	71	101	22	56	29	279

(a) U.S. revenues included in the combined KFC, Taco Bell, Pizza Hut and Habit Burger & Grill Divisions totaled $4.3 billion in 2024, $4.1 billion in 2023 and $3.9 billion in 2022.

(b) Amounts have not been allocated to any segment for performance reporting purposes.

(c) As a result of our acquisition of the master franchise rights in Germany for KFC and Pizza Hut and the termination of our franchise agreements with the owner and operator of KFC and Pizza Hut restaurants in Turkey (see Note 5), we recorded charges of $37 million to Unallocated Other income (expense), $18 million to Unallocated Franchise and property revenues and $6 million to Corporate and unallocated G&A expenses consisting primarily of transaction costs associated with the German acquisition and termination-related costs associated with the Turkey business in the year ended December 31, 2024 (see Note 5).

(d) Corporate and unallocated G&A expenses include charges of $78 million, $21 million and $11 million in the years ended December 31, 2024, 2023 and 2022, respectively, related to our resource optimization program (see Note 5).

(e) Unallocated Company restaurant expenses include amortization of reacquired franchise rights.

(f) The amounts of depreciation and amortization disclosed by reportable segment are primarily included within the segment expense captions of Company restaurant expenses and G&A expenses.

(g) U.S. identifiable assets included in the combined Corporate and unallocated and KFC, Taco Bell, Pizza Hut, and Habit Burger & Grill Divisions totaled $2.9 billion at 2024 and $2.8 billion at 2023. Corporate and unallocated identifiable assets primarily include cash and deferred tax assets.

(h) Includes PP&E, net, goodwill, intangible assets, net and Operating lease-right-of-use assets.

(i) Our operating results presented herein reflect revenues from and expenses to support the Russian operations for KFC and Pizza Hut prior to the dates of sale or transfer (see Note 3), within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed such net profits and losses subsequent to that date from the Division segment results in which they were

Form 10-K

earned to Unallocated Other income (expense). As a result, we reclassed net operating losses of $1 million from KFC Division Other income (expense) to Unallocated Other income (expense) during the year ended December 31, 2023 and net Operating Profit of $44 million from Divisional Other income (expense) to Unallocated Other income (expense) during the year ended December 31, 2022, respectively. Additionally, we recorded a charge of $3 million to Unallocated Other income (expense) during the year ended December 31, 2023 from the sale of our KFC Russia business.

Also included in Unallocated Other income (expense) were $1 million in foreign exchange losses and $13 million in foreign exchange gains attributable to fluctuations in the value of the Russian Ruble during the years ended December 31, 2023 and 2022, respectively. Additionally, we recorded charges of $5 million to Corporate and unallocated G&A expenses and $1 million to Unallocated Franchise and property expenses during the year ended December 31, 2023, for certain expenses related to the disposition of the businesses and other costs related to our exit from Russia. We recorded similar charges of $7 million to Corporate and Unallocated G&A expenses and $6 million to Unallocated Franchise and property expenses during the year ended December 31, 2022.

Note 20 – Contingencies

Internal Revenue Service Proposed Adjustment

As a result of an audit by the Internal Revenue Service ("IRS") for fiscal years 2013 through 2015, in August 2022, we received a Revenue Agent's Report ("RAR") from the IRS asserting an underpayment of tax of $2.1 billion plus $418 million in penalties for the 2014 fiscal year. Additionally, interest on the underpayment is estimated to be approximately $1.4 billion through December 31, 2024. The proposed underpayment relates primarily to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. The IRS asserts that these transactions resulted in taxable distributions of approximately $6.0 billion.

We disagree with the IRS's position as asserted in the RAR and intend to contest that position vigorously. In September 2022, we filed a Protest with the IRS Examination Division disputing on multiple grounds the proposed underpayment of tax and penalties. We have received the IRS Examination Division's Rebuttal to our Protest and the matter is proceeding with the IRS Office of Appeals.

The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution. The Company believes that it is more likely than not the Company's tax position will be sustained; therefore, no reserve is recorded with respect to this matter.

An unfavorable resolution of this matter could have a material, adverse impact on our Consolidated Financial Statements in future periods.

Lease Guarantees

As a result of having assigned our interest in obligations under real estate leases as a condition to the refranchising of certain Company-owned restaurants, and guaranteeing certain other leases, we are frequently secondarily liable on lease agreements. These leases have varying terms, the latest of which expires in 2065. As of December 31, 2024, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $350 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 31, 2024, was approximately $300 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases, although such risk may not be reduced in the context of a bankruptcy or other similar restructuring of a large franchisee or group of franchisees. Accordingly, the liability recorded for our expected exposure under such leases at both December 31, 2024 and 2023 was not material.

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including property and casualty losses. To mitigate the cost of our exposures for certain property and casualty losses, we self-insure the risks of loss up to defined maximum per occurrence retentions on a line-by-line basis. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

Form 10-K

The following table summarizes the 2024 and 2023 activity related to our net self-insured property and casualty reserves as of December 31, 2024.

	Beginning Balance	Expense	Payments	Ending Balance
2024 Activity	$ 48	36	(32)	$ 52
2023 Activity	$ 50	35	(37)	$ 48

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. An accrual is recorded with respect to claims or contingencies for which a loss is determined to be probable and reasonably estimable.

India Regulatory Matter

Yum! Restaurants India Private Limited ("YRIPL"), a YUM subsidiary that operates KFC and Pizza Hut restaurants in India, is the subject of a regulatory enforcement action in India (the "Action"). The Action alleges, among other things, that KFC International Holdings, Inc. and Pizza Hut International failed to satisfy certain conditions imposed by the Secretariat for Industrial Approval in 1993 and 1994 when those companies were granted permission for foreign investment and operation in India. The conditions at issue include an alleged minimum investment commitment and store build requirements as well as limitations on the remittance of fees outside of India.

The Action originated with a complaint and show cause notice filed in 2009 against YRIPL by the Deputy Director of the Directorate of Enforcement ("DOE") of the Indian Ministry of Finance following an income tax audit for the years 2002 and 2003. The matter was argued at various hearings in 2015, but no order was issued. Following a change in the incumbent official holding the position of Special Director of DOE (the "Special Director"), the matter resumed in 2018 and several additional hearings were conducted.

On January 29, 2020, the Special Director issued an order imposing a penalty on YRIPL and certain former directors of approximately Indian Rupee 11 billion, or approximately $130 million. Of this amount, $125 million relates to the alleged failure to invest a total of $80 million in India within an initial seven-year period. We have been advised by external counsel that the order is flawed and have filed a writ petition with the Delhi High Court, which granted an interim stay of the penalty order on March 5, 2020. In November 2022, YRIPL was notified that an administrative tribunal bench had been constituted to hear an appeal by DOE of certain findings of the January 2020 order, including claims that certain charges had been wrongly dropped and that an insufficient amount of penalty had been imposed. A hearing with the administrative tribunal that had been scheduled for January 21, 2025 has been rescheduled to March 18, 2025. A hearing scheduled for February 4, 2025, before the Delhi High Court has been continued to April 29, 2025, and the stay order remains in effect. We deny liability and intend to continue vigorously defending this matter. We do not consider the risk of any significant loss arising from this order to be probable.

Other Matters

We are currently engaged in various other legal proceedings and have certain unresolved claims pending, the ultimate liability for which, if any, cannot be determined at this time. However, based upon consultation with legal counsel, we are of the opinion that such proceedings and claims are not expected to have a material adverse effect, individually or in the aggregate, on our Consolidated Financial Statements.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

We have excluded from the scope of management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, the operations and related assets of two franchisee entities that owned 216 KFC restaurants in the U.K. and Ireland, which we acquired on April 29, 2024. The total assets and revenues excluded represented approximately 6% and 4% of the Company's respective consolidated total assets and total revenues as of and for the year ended December 31, 2024.

KPMG LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their report, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 31, 2024.

Item 9B. Other Information.

Securities Trading Plans

During the three months ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K, except as follows:

Name/Title	Type of Plan	Adoption Date	End Date	Aggregate Number of Securities to be Sold	Plan Description
David Gibbs / Chief Executive Officer	Rule 10b5-1 trading plan	December 4, 2024	April 30, 2026	109,716[1]	Exercise of Stock Appreciation Rights and Sale of Resulting Shares
Tracy Skeans/Chief Operating Officer and Chief People & Culture Officer	Rule 10b5-1 trading plan	December 3, 2024	December 31, 2025	32,964[2]	Sale of Shares/Sale of Resulting Shares from PSU Vesting
Erika Burkhardt/Chief Legal Officer and Corporate Secretary	Rule 10b5-1 trading plan	December 3, 2024	September 30, 2025	1,800[3]	Sale of Resulting Shares from RSU Vesting/Exercise of Stock Appreciation Rights and Sale of Resulting shares

[1] *Represents the number of shares of common stock underlying the stock appreciation rights awards specified in the plan. The actual number of shares of common stock to be received and sold following the exercise of the awards will depend upon the appreciation in the value of the awards and the number of shares withheld for any taxes.*

[2] *Represents 10,434 outstanding shares of common stock and the number shares of common stock to be received upon vesting of the performance share unit awards specified in the plan (assuming maximum performance). The actual number of shares of common stock to be received and sold following the vesting of the performance share unit awards will depend upon the Company's performance, dividend equivalent accruals and the number of shares withheld for any taxes.*

[3] *Represents the number of shares of common stock underlying the restricted stock unit awards and stock appreciation rights awards specified in the plan. The actual number of shares of common stock to be received and sold following the exercise of the stock appreciation rights awards will depend upon the appreciation in the value of the stock appreciation rights awards and the number of shares withheld for any taxes. The actual number of shares of common stock to be received and sold following the vesting of the restricted stock unit awards will depend upon dividend equivalent accruals and the number of shares withheld for any taxes.*

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Form 10-K

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

Information regarding executive officers of the Company is included in Part I.

Item 11. Executive Compensation.

Information regarding executive and director compensation and the Management Planning and Development Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG, LLP, Louisville, Kentucky, Auditor Firm ID: 185.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   (1)   Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

    (2)   Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements thereto filed as a part of this Form 10-K.

    (3)   Exhibits: The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025

YUM! BRANDS, INC.

By: /s/ David Gibbs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed on February 19, 2025, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ David Gibbs David Gibbs	Chief Executive Officer (principal executive officer)
/s/ Chris Turner Chris Turner	Chief Financial Officer (principal financial officer)
/s/ David Russell David Russell	Senior Vice President, Finance and Corporate Controller (principal accounting officer)
/s/ Paget Alves Paget Alves	Director
/s/ Keith Barr Keith Barr	Director
/s/ Brett Biggs Brett Biggs	Director
/s/ Christopher Connor Christopher Connor	Director
/s/ Brian Cornell Brian Cornell	Director
/s/ Tanya Domier Tanya Domier	Director
/s/ Susan Doniz Susan Doniz	Director
/s/ Mirian Graddick-Weir Mirian Graddick-Weir	Director
/s/ Thomas Nelson Thomas Nelson	Director
/s/ Justin Skala Justin Skala	Director
/s/ Annie Young-Scrivner Annie Young-Scrivner	Director

Yum! Brands, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
2.1	Separation and Distribution Agreement, dated as of October 31, 2016, by and among YUM, Yum Restaurants Consulting (Shanghai) Company Limited and Yum China Holdings, Inc., which is incorporated herein by reference from Exhibit 2.1 to YUM's Report on Form 8-K filed on November 3, 2016.
3.1	Restated Articles of Incorporation of YUM, effective May 26, 2011, which is incorporated herein by reference from Exhibit 3.1 to YUM's Report on Form 8-K filed on May 31, 2011.
3.2	Amended and restated Bylaws of YUM, effective November 12, 2021, which are incorporated herein by reference from Exhibit 3.2 to YUM's Report on Form 8-K filed on November 17, 2021.
4.1	Indenture, dated as of May 1, 1998, between YUM and The Bank of New York Mellon Trust Company, N.A., successor in interest to The First National Bank of Chicago, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.
(i)	6.875% Senior Notes due November 15, 2037, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.3 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed on October 22, 2007.
(ii)	5.350% Senior Notes due November 1, 2043, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.3 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed October 31, 2013.
4.2	Indenture, dated as of September 25, 2020 by and between YUM and U.S. Bank National Association, as Trustee, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on September 25, 2020.
4.2.1	First Supplemental Indenture, dated as of September 25, 2020 by and between YUM and U.S. Bank National Association, as Trustee, relating to the 3.625% Notes due 2031, which is incorporated herein by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on September 25, 2020.
4.2.2	Second Supplemental Indenture, dated as of April 1, 2021, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4.625% Notes due 2032, which is incorporated herein by reference from Exhibit 4.1. to YUM's Report on Form 8-K filed April 1, 2021.
4.2.3	Third Supplemental Indenture, dated as of April 1, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee, relating to the 5.375% Notes due 2032, which is incorporated herein by reference from Exhibit 4.1. to YUM's Report on Form 8-K filed April 1, 2022.
4.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (Common Stock), which is incorporated herein by reference from Exhibit 4.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.
10.1	Credit Agreement, dated as of June 16, 2016, by and among Pizza Hut Holdings, LLC, KFC Holding Co., and Taco Bell of America, LLC, as the borrowers, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., Fifth Third Bank and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Joint Lead Arrangers and Joint Bookrunners, Barclays Bank PLC, The Bank of Nova Scotia, Cooperatieve Rabobank U.A., New York Branch, and Industrial and Commercial Bank of China Limited, New York Branch, as Co-Documentation Agents and Co-Managers, which is incorporated herein by reference from Exhibit 4.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 11, 2016.
10.1.1	Refinancing Amendment No. 7, dated as of April 26, 2024, to Credit Agreement dated as of June 16, 2016, among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as borrowers, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent, Swing Line Lender, an L/C Issuer and Administrative Agent for the Lenders, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on April 26, 2024 (including as Annex I thereto a conformed copy of the Credit Agreement reflecting all Amendments through Amendment No. 7).

Form 10-K

Exhibit Number	Description of Exhibits
10.2†	YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.2.1†	YUM Director Deferred Compensation Plan, Plan Document for the 409A Program, as effective January 1, 2023, which is incorporated herein by reference from Exhibit 10.2.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
10.3†	YUM Executive Incentive Compensation Plan, as effective May 20, 2004, and as Amended through the Second Amendment, as effective May 21, 2009, which is incorporated herein by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 21, 2009.
10.4†	YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated herein by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.4.1†	YUM! Brands Executive Income Deferral Program, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended and Restated as of January 1, 2024, as attached herein.
10.5†	YUM! Brands Pension Equalization Plan, Plan Document for the Pre-409A Program, as effective January 1, 2005, and as Amended through December 31, 2010, which is incorporated by reference from Exhibit 10.7 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 19, 2011.
10.5.1†	The Yum! Brands, Inc. Pension Equalization Plan, Restated Plan Document for the 409A Program effective January 1, 2005, and as Amended and Restated as of January 1, 2023, which is incorporated herein by reference from Exhibit 10.5.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
10.6†	Form of Directors' Indemnification Agreement, which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.7†	Form of Yum! Brands, Inc. Change in Control Severance Agreement, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on March 21, 2013.
10.8†	YUM! Long Term Incentive Plan, as Amended and Restated effective as of May 20, 2016, as incorporated by reference from Form DEF 14A filed on April 8, 2016.
10.9†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.10†	Form of YUM Director Stock Option Award Agreement, which is incorporated herein by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.11.1†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2015) (Stock Options), which is incorporated herein by reference from Exhibit 10.15.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.11.2†	Form of YUM Long Term Incentive Plan Global YUM! Non-Qualified Stock Option Agreement (2019), which is incorporated herein by reference from Exhibit 10.11.3 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.12†	Yum! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.13.1†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2015) (Stock Appreciation Rights), which is incorporated herein by reference from Exhibit 10.18.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.13.2†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global YUM! Stock Appreciation Rights Agreement (2019), which is incorporated herein by reference from Exhibit 10.13.3 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.13.3†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global YUM! Stock Appreciation Rights Agreement (2024), which is incorporated herein by reference from Exhibit 10.3 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2024.
10.13.4†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2019), which is incorporated herein by reference from Exhibit 10.20 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.

Form 10-K

Exhibit Number	Description of Exhibits
10.13.5†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2022), as effective February 11, 2022, which is incorporated herein by reference from Exhibit 10.13.5 to YUM's Quarterly Report on Form 10-Q filed on May 10, 2022.
10.13.6†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2023), as effective February 10, 2023, which is incorporated herein by reference from Exhibit 10.13.5 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
10.13.7†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2024), as effective February 9, 2024, which is incorporated herein by reference from Exhibit 10.2 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2024.
10.13.8†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Performance Share Unit Agreement (2021), which is incorporated herein by reference from Exhibit 10.20 to YUM's Quarterly Report on Form 10-Q filed on May 5, 2021.
10.13.9†	Yum! Brands Inc. Long Term Incentive Plan Form of Global Performance Share Unit Agreement (2023), which is incorporated herein by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
10.13.10†	Yum! Brands Inc. Long Term Incentive Plan Form of Global Performance Share Unit Agreement (2024), which is incorporated herein by reference from Exhibit 10.4 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2024.
10.14†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.14.1†	YUM! Brands Leadership Retirement Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended and Restated as of January 1, 2021, which is incorporated herein by reference from Exhibit 10.14.1 to YUM's Annual Report on Form 10-K filed on February 23, 2022.
10.15†	YUM! Performance Share Plan, as amended and restated January 1, 2013, which is incorporated by reference from Exhibit 10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2015.
10.16†	YUM! Brands Third Country National Retirement Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.25 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.16.1†	YUM! Brands Third Country National Retirement Plan Amendment, as effective January 1, 2021, which is incorporated herein by reference from Exhibit 10.16.1 to YUM's Annual Report on Form 10-K filed on February 23, 2022.
10.17†	2010 YUM! Brands Supplemental Long Term Disability Coverage Summary, as effective January 1, 2010, which is incorporated by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.18	Indenture, dated as of June 15, 2017, by and among KFC Holding Co., Pizza Hut Holdings, LLC and Taco Bell of America, LLC, as issuers, the Guarantors named therein and The Bank of New York Mellon Trust Company , N.A., as trustee, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on June 16, 2017.
10.19	Base Indenture, dated as of May 11, 2016, between Taco Bell Funding, LLC, as issuer and Citibank, N.A., as trustee and securities intermediary, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 16, 2016.
10.19.1	Series 2016-1 Supplement to Base Indenture dated as of May 11, 2016, by and between Taco Bell Funding, LLC, as issuer and Citibank,N.A. as Trustee and Series 2016-1 securities intermediary , which is incorporated herein by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on May 16, 2016.
10.19.2	Series 2018-1 Supplement to Base Indenture, dated as of November 28, 2018, by and between the Issuer and Citibank, N.A. as Trustee and Series 2018-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on December 3, 2018.
10.19.3	Series 2021-1 Supplement to Amended and Restated Base Indenture, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A. as trustee and Series 2021-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on August 25, 2021.
10.19.4	Amendment No. 1 to Base Indenture, dated as of August 23, 2016, by and between the Issuer and Citibank, N.A. as Trustee and Series 2016-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.22.3 to YUM's Annual Report on Form 10-K for fiscal year ended December 31, 2018.

Exhibit Number	Description of Exhibits
10.19.5	Amendment No. 2 to Base Indenture, dated as of November 28, 2018, by and between the Issuer and Citibank, N.A. as Trustee and the Series 2018-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on December 3, 2018.
10.19.6	Amended and Restated Base Indenture, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A. as trustee and the Series 2021-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on August 25, 2021.
10.20	Guarantee and Collateral Agreement, dated as of May 11, 2016, by Taco Bell Franchise Holder 1, LLC, Taco Bell Franchisor, LLC, Taco Bell IP Holder, LLC and Taco Bell Franchisor Holdings, LLC in favor of Citibank, N.A., which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on May 16, 2016.
10.21	Amended and Restated Management Agreement, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, Taco Bell Franchise Holder 1, LLC, Taco Bell Franchisor, LLC, Taco Bell IP Holder, LLC, Taco Bell Franchisor Holdings, LLC and Taco Bell Corp., as manager, and Citibank, N.A. as trustee, which is incorporated herein by reference from Exhibit 10.3 to YUM's Report on Form 8-K filed on August 25, 2021.
10.22	Indenture, dated as of September 11, 2019, by and between Yum and The Bank of New York Mellon Trust Company, N.A., as trustee, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on September 16, 2019.
10.23	Master License Agreement, dated as of October 31, 2016, by and between Yum! Restaurants Asia Pte. Ltd. and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on November 3, 2016.
10.23.1	Confirmatory License Agreement, dated as of January 1, 2020, by and between YRI China Franchising, LLC and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.26.1 to YUM's Annual Report on Form 10-K for the fiscal y ear ended December 31, 2020.
10.23.2	Amendment No. 1 to Master License Agreement, dated as of April 15, 2022, by and between Yum! Restaurants Asia Pte. Ltd. And Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.26.1 to YUM's Quarterly Report on Form 10-Q filed on May 10, 2022.
10.23.3	Tax Matters Agreement, dated as of October 31, 2016, by and among YUM, Yum China Holdings, Inc. and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on November 3, 2016.
10.24†	Resignation and Transition Services Agreement, dated as of January 10, 2025, by and between Kentucky Fried Chicken Canada Company, YUM! Brands, Inc. and Sabir Sami, as attached herein.
19.1	YUM! Brands, Inc. Policy Regarding Transactions in YUM! Securities By Covered Employees and Disclosure of Material Nonpublic Information, as attached herein.
19.2	YUM! Brands, Inc. Policy Regarding Transactions in YUM! Securities By Executive Officers, as attached herein.
19.3	YUM! Brands, Inc. Policy Regarding Transactions in YUM! Securities By Directors, as attached herein.
19.4	Insider Trading Provisions from YUM! Brands, Inc. Global Code of Conduct, as attached herein.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Form 10-K

Exhibit Number	Description of Exhibits
97.1†	Yum! Brands Inc. Compensation Recovery Policy, Amended and Restated November 16, 2023, which is incorporated by reference from Exhibit 97.1 to YUM's Annual Report on Form-10K for the fiscal year ended 31 December, 2023.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates a management contract or compensatory plan.

Form 10-K

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Cautionary Language Regarding Forward-Looking Statements

Forward-Looking Statements. This report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "likely," "seek," "project," "model," "ongoing," "will," "should," "forecast," "outlook" or similar terminology. These statements are based on and reflect our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those statements. There can be no assurance that our expectations, estimates, assumptions and/or projections, including with respect to the future earnings and performance or capital structure of Yum! Brands, will prove to be correct or that any of our expectations, estimates or projections will be achieved.

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation: food safety and food-or beverage-borne illness concerns; adverse impacts of health epidemics; deterioration in public health conditions or the occurrence of other catastrophic or unforeseen events; the success and financial stability of our concepts' franchisees, particularly in light of challenging macroeconomic conditions; the success of our development strategy; anticipated benefits from past or potential future acquisitions, investments or other strategic transactions or initiatives, or our portfolio business model; our significant exposure to the Chinese market; our global operations and related exposure to geopolitical instability including as a result of the Middle East conflict, as well as potential expansion of restrictive trade policies; foreign currency risks and foreign exchange controls; our ability to protect the integrity or availability of IT systems or the security of confidential information and other cybersecurity risks; compliance with data privacy and data protection legal requirements and reporting obligations; our ability to successfully and securely implement technology initiatives, including utilization of artificial intelligence; our increasing dependence on digital commerce platforms; the impact of social media; our ability to protect our trademarks or other intellectual property; shortages or interruptions in the availability and the delivery of food, equipment and other supplies; the loss of key personnel, labor shortages and increased labor costs, including as a result of state and local legislation related to wages and working conditions, changes in food prices and other operating costs; our corporate reputation, the value and perception of our brands and changes in consumer preferences and wellness trends; evolving expectations and requirements with respect to social and environmental sustainability matters; adverse effects of severe weather and climate change; pending or future litigation and legal claims or proceedings; changes in, or noncompliance with, legal requirements; tax matters, including changes in tax rates or laws, impositions of new taxes, tax implications of our restructurings, or disagreements with taxing authorities; changes in consumer discretionary spending and macroeconomic conditions, including inflationary pressures and elevated interest rates; competition within the retail food industry; and risks relating to our level of indebtedness. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The forward-looking statements included in this report are only made as of the date of this report and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. You should consult our filings with the Securities and Exchange Commission (including the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q) for additional detail about factors that could affect our financial and other results.

Trademarks and Brands. We use "Yum! Brands" and the Yum! logo as our trademarks, among others. Product names and services appearing in this report are trademarks of Yum! Brands, Inc. or its subsidiaries and are copyrighted ©Yum! Brands, Inc. All Rights Reserved. This report also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Market and Industry Data. Unless we indicate otherwise, we base the information concerning our industry and other statistical information contained in this report on third party sources and our general knowledge of and expectations concerning the industry, including independent industry publications and other published independent sources. Our market position and market share are based on our estimates using data from various industry sources and assumptions that we believe to be reasonable based on our knowledge of the industry. We have not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness.

Non-GAAP Measures. This report includes certain non-GAAP financial measures. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures are included on our website at **http://www.investors.yum.com** Investors are urged to consider carefully the comparable GAAP measures and reconciliations.

Shareholder Information

Inquiries Regarding Your YUM Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

Computershare, Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
Phone: (888) 439-4986
International: 1+ (781) 575-3100
www.computershare.com

In all correspondence or phone inquiries, please provide your name and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the website of Computershare, Inc. ("Computershare"): **www.computershare.com**

• Access account balance and other general account information

• Change an account's mailing address

• View a detailed list of holdings represented by certificates and the identifying certificate numbers

• Request a certificate for shares held at Computershare

• Replace a lost or stolen certificate

• Retrieve a duplicate Form 1099-B, Form 1099-DIV

• Purchase shares of YUM through the Company's Direct Stock Purchase Plan

• Sell shares held at Computershare

Access accounts online at the following URL:
https://www-us.computershare.com/Investor/
Your account number and social security number are required. If you do not know your account number, please call Computershare at (888) 439-4986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

LONG TERM INCENTIVE PLAN (LTIP) PARTICIPANTS (employees with rights to LTIP and YUMBUCKS stock appreciation rights grants) should address all questions regarding their accounts, outstanding stock appreciation rights grants or shares received through stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 American Blvd.
Mail Stop # NJ2-140-03-40
Pennington, NJ 08534
Phone: (888) 986-4321 (U.S., Puerto Rico and Canada)
        (609) 818-8156 (all other locations)

In all correspondence, please provide the last 4 digits of your account number, your address, your telephone number and indicate that your inquiry relates to YUM holdings. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS
Capital Stock Purchase Program (888) 439-4986

YUM Savings Center (888) 875-4015
YUM Savings Center (904) 791-2005 (outside U.S.)
        P.O. Box 5166
        Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN

A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

Computershare, Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
Phone: (888) 439-4986
International: 1+ (781) 575-3100

FINANCIAL AND OTHER INFORMATION

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding YUM's performance are invited to contact:

Mr. Matt Morris
Head of Investor Relations
Yum! Brands, Inc.
1900 Colonel Sanders Lane
Louisville, KY 40213
Phone: (888) 298-6986

INDEPENDENT AUDITORS

KPMG, LLC
400 West Market Street, Suite 2600
Louisville, Kentucky 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL – YUM

The New York Stock Exchange is the principal market for YUM Common Stock, which trades under the symbol YUM.



Franchise Inquiries

ONLINE FRANCHISE INFORMATION

Information about potential franchise opportunities is available at Franchising and Real Estate (yum.com)

YUM's Annual Report contains many of the valuable trademarks owned and used by YUM and its subsidiaries and affiliates in the United States and worldwide.

BOARD OF DIRECTORS

Paget L. Alves 70
Chairman and Chief Executive Officer,
Sorenson Communication, LLC

Keith Barr 54
Former Chief Executive Officer,
InterContinental Hotels Group PLC

M. Brett Biggs 56
Former Executive Vice President and Chief Financial Officer,
Walmart Inc.

Christopher M. Connor 69
Former Chairman and Chief Executive Officer,
Sherwin-Williams Company

Brian C. Cornell 66
Chairman and Chief Executive Officer,
Target Corporation

Tanya L. Domier 59
Former Chief Executive Chair and Chief Executive Officer,
Advantage Solutions, Inc.

Susan Doniz 55
Chief Information and Data Officer,
The Walt Disney Company

David W. Gibbs 62
Chief Executive Officer,
Yum! Brands, Inc.

Mirian M. Graddick-Weir 70
Retired Executive Vice President Human Resources,
Merck & Co., Inc.

Thomas C. Nelson 62
Chairman, Chief Executive Officer and President,
National Gypsum Company

P. Justin Skala 65
Chief Executive Officer,
ZO Skin Health

Annie Young-Scrivner 56
Former Chief Executive Officer,
Wella Company

SENIOR OFFICERS

David W. Gibbs 62
Chief Executive Officer,
Yum! Brands, Inc.

Erika Burkhardt 51
Chief Legal Officer and
Corporate Secretary, Yum! Brands, Inc.

Tracy L. Skeans 52
Chief Operating Officer and Chief People Officer,
Yum! Brands, Inc.

Christopher Turner 50
Chief Financial Officer,
Yum! Brands, Inc.

Joe Park 41
Chief Digital and Technology Officer,
Yum! Brands, Inc.

David E. Russell 55
Senior Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.

Matt Morris 33
Senior Director, Investor Relations
Yum! Brands, Inc.

Shannon Hennessy 46
Chief Executive Officer,
Habit Restaurants Division

Scott Mezvinsky 49
Chief Executive Officer,
KFC Division

Aaron Powell 53
Chief Executive Officer,
Pizza Hut Division

Sean Tresvant 55
Chief Executive Officer
Taco Bell Division













YUM
LISTED
NYSE

Yum! Brands, Inc., trades under the symbol YUM and is proud to meet the listing requirements of the NYSE, the world's leading equities market.